BANCO SANTANDER CHILE INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the periods ending on June 30, 2026, and 2025 and December 31, 2025

INDEPENDENT AUDITOR’S REVIEW REPORT Santiago, July 28, 2026 To the Shareholders and Directors Banco Santander-Chile Introduction We have reviewed the accompanying interim consolidated statement of financial position of Banco Santander-Chile and subsidiaries as of June 30, 2026, and the related interim consolidated statements of income and other comprehensive income for the three- and six- month periods ended June 30, 2026, the interim consolidated statements of changes in equity and of cash flows for the six-month period then ended, and the notes to the interim consolidated financial statements, including information on significant accounting policies. Management is responsible for the preparation and fair presentation of this consolidated financial information in accordance with the accounting standards and instructions issued by the Financial Market Commission. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review. Scope of the review We have conducted our review in accordance with the Standard on Review Engagement 2410 “Review of interim financial information performed by the independent auditor of the entity”. A review of interim financial information consists mainly of making inquiries with those responsible for financial and accounting matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Generally Accepted Auditing Standards in Chile, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Consequently, we do not express an audit opinion.

Santiago, July 28, 2026 Banco Santander-Chile 2 Conclusion Based on our review, we have not become aware of any matter that causes us to believe that the accompanying interim consolidated financial information does not present fairly, in all material respects, the interim consolidated financial position of the entity as of June 30, 2026, its results for the three- and six-month periods ended June 30, 2026, and its cash flows for the six-month period then ended, in accordance with the accounting standards and instructions issued by the Financial Market Commission. Alejandro Acevedo L. RUT: 15.781.933-K

INTERIM CONSOLIDATED FINANCIAL STATEMENTS INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 3 INTERIM CONSOLIDATED STATEMENTS OF INCOME 5 INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME 7 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS 8 INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY 11 NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTE 01 - CORPORATE INFORMATION 12 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 12 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 44 NOTE 04 - ACCOUNTING CHANGES 46 NOTE 05 - SIGNIFICANT EVENTS 47 NOTE 06 - REPORTING SEGMENTS 49 NOTE 07 - CASH AND CASH EQUIVALENTS 55 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 56 NOTE 09 - FINANCIAL ASSETS NOT FOR TRADING MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS 58 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS 59 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 60 NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES 66 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST 77 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES 103 NOTE 15 - INTANGIBLE ASSETS 105 NOTE 16 - FIXED ASSETS 107 NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS 109 NOTE 18 - CURRENT AND DEFERRED TAXES 112 NOTE 19 - OTHER ASSETS 117 NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE 118 NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 119 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST 121 NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS 130 NOTE 24 - PROVISIONS FOR CONTINGENCIES 135 NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 136 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK 137 NOTE 27 - OTHER LIABILITIES 139 NOTE 28 - EQUITY 140 NOTE 29 - CONTINGENCIES AND COMMITMENTS 145 NOTE 30 - INTEREST INCOME AND EXPENSES 148 NOTE 31 - READJUSTMENT INCOME AND EXPENSE 150 NOTE 32 - COMMISSION INCOME AND EXPENSES 151 NOTE 33 - NET FINANCIAL INCOME 156 NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES 158 NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS 159 NOTE 36 - OTHER OPERATING INCOME AND EXPENSES 160 NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES 161 NOTE 38 - ADMINISTRATIVE EXPENSE 164 NOTE 39 - DEPRECIATION AND AMORTIZATION 165 NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS 166 NOTE 41 - CREDIT LOSS EXPENSES 167 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS 172 NOTE 43 - TRANSACTION WITH RELATED PARTIES 173 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES 180 NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES 188 NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY 190 NOTE 47 - RISK MANAGEMENT AND REPORTING 191 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS 220 NOTE 49 - SUBSEQUENT EVENTS 228

As of June 30, As of December 31, 2026 2025 ASSETS Note Ch$mn Ch$mn Cash and deposits in banks 7 1,895,212 1,975,644 Cash in collection process 7 2,236,352 1,185,633 Financial assets held for trading at fair value through profit or loss 8 11,100,132 11,594,405 Financial derivatives contracts 8 10,588,911 10,879,777 Debt financial instruments 8 511,221 714,628 Other 8 - - Non-trading financial assets mandatory measured at fair value 9 - - Financial assets designated at fair value through profit or loss 10 - - Financial assets at fair value through other comprehensive income 11 5,072,701 3,889,952 Debt financial instruments 11 4,622,947 3,598,366 Other 11 449,754 291,586 Financial derivative contracts for hedge accounting 12 304,348 261,192 Financial assets at amortized cost 13 46,580,881 45,544,899 Rights under repurchase and securities lending agreements 13 861,341 427,983 Debt financial instruments 13 5,676,311 5,525,242 Interbank loans 13 47,497 68,071 Loans and receivables from clients - Commercial 13 16,853,490 16,647,200 Loans and receivables from clients - Mortgage 13 17,507,946 17,258,525 Loans and receivables from clients - Consumer 13 5,634,296 5,617,878 Investment in companies 14 68,338 67,040 Intangible assets 15 84,445 91,475 Fixed assets 16 165,974 178,955 Assets with leasing rights 17 99,562 93,482 Current taxes 18 1,867 113 Deferred taxes 18 493,293 486,523 Other assets 19 2,140,218 2,644,044 Non-current assets and disposal groups for sale 20 80,008 81,599 TOTAL ASSETS 70,323,331 68,094,956 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of June 30, 2026 and December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 3

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2026 and December 31, 2025

		As of June 30,	As of December 31,
		2026	2025
LIABILITIES	Note	Ch$mn	Ch$mn
Cash in collection process	7	2,112,753	1,068,216
Financial liabilities held for trading at fair value through profit or loss	21	10,049,334	10,587,308
Financial derivatives contracts	21	10,049,334	10,587,308
Other	21	-	-
Financial liabilities designated at fair value through profit or loss	10	-	-
Financial derivative contracts for hedge accounting	12	818,324	912,716
Financial liabilities at amortized cost	22	46,439,507	44,682,274
Deposits and other demand liabilities	22	13,943,771	14,075,590
Time deposits and other term equivalents	22	18,447,020	16,493,783
Obligations under repurchase and securities lending agreements	22	3,232,935	2,755,243
Interbank borrowing	22	3,378,281	3,434,237
Debt financial instruments issued	22	7,223,482	7,699,100
Other financial liabilities	22	214,018	224,321
Obligations under leasing contracts	17	48,766	40,649
Financial instruments of regulatory capital issued	23	2,645,259	2,577,961
Provisions for contingencies	24	129,646	168,594
Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital	25	398,756	637,190
Special provisions for credit risk	26	231,109	247,533
Current taxes	18	52,385	83,084
Deferred taxes	18	4,819	1,785
Other liabilities	27	2,254,353	2,248,006
Liabilities included in disposal groups for sale	20	-	-
TOTAL LIABILITIES		65,185,011	63,255,316
EQUITY			
Capital	28	891,303	891,303
Reserves	28	3,877,287	3,459,800
Other accrued comprehensive income	28	(90,390)	(71,181)
Items that will not be reclassified to profit or loss		2,118	1,716
Items that may be reclassified to profit or loss		(92,508)	(72,897)
Retained earnings (expense) from prior years		39,011	23,757
Profit for the period	28	655,759	1,053,209
Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital	28	(398,756)	(637,190)
Equity holders of the Bank		4,974,214	4,719,698
Non-controlling interest		164,106	119,942
TOTAL EQUITY		5,138,320	4,839,640
TOTAL LIABILITIES AND EQUITY		70,323,331	68,094,956

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 4

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the periods ending June 30, 2026 and 2025

		For the six month period ended June 30,		For the quarter ended June 30,	
		2026	2025	2026	2025
	Note	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interest income	30	1,674,469	1,691,718	842,165	853,701
Interest expense	30	(769,256)	(832,574)	(394,462)	(418,397)
Net interest income	**30**	**905,213**	**859,144**	**447,703**	**435,304**
Readjustment income	31	366,804	259,697	324,532	127,814
Readjustment expenses	31	(161,515)	(85,294)	(151,260)	(43,205)
Net readjustment income	**31**	**205,289**	**174,403**	**173,272**	**84,609**
Commission income	32	535,506	522,975	265,170	258,905
Commission expense	32	(239,184)	(226,282)	(123,780)	(110,463)
Net commission income	**32**	**296,322**	**296,693**	**141,390**	**148,442**
Financial result per:					
Assets and liabilities for trading	33	173,973	(18,527)	42,617	11,298
Non-trading financial assets mandatory measured at fair value through profit or loss	33	-	-	-	-
Financial assets and liabilities designated at fair value through profit or loss	33	-	-	-	-
Gain or loss on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	14,957	(3,046)	5,918	997
Exchange, readjustments and hedge accounting of foreign currencies	33	(33,266)	155,739	21,871	50,655
Reclassifying of financial assets due to changes in business model	33	-	-	-	-
Other financial results	33	-	-	-	-
Net financial result	**33**	**155,664**	**134,166**	**70,406**	**62,950**
Results from investments in companies	34	3,170	4,451	1,945	3,238
Results of non-current assets and disposal groups not qualifying as discontinued operations	35	(3,560)	(4,729)	(756)	1,053
Other operating income	36	6,041	1,275	753	521
TOTAL OPERATING INCOME		**1,568,139**	**1,465,403**	**834,713**	**736,117**
Expenses from obligations to employees	37	(209,228)	(205,806)	(110,379)	(111,743)
Administrative expenses	38	(186,419)	(205,463)	(94,780)	(94,741)
Depreciation and amortization	39	(66,653)	(68,026)	(32,137)	(32,850)
Impairment of non-financial assets	40	(134)	(1,098)	-	(934)
Other operational expenses	36	(32,771)	(37,075)	(19,646)	(21,949)
TOTAL OPERATIONAL COST		**(495,205)**	**(517,468)**	**(256,942)**	**(262,217)**
OPERATING INCOME BEFORE CREDIT LOSS		**1,072,934**	**947,935**	**577,771**	**473,900**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 5

For the six month period ended June 30, For the quarter ended June 30, 2026 2025 2026 2025   Note Ch$mn Ch$mn Ch$mn Ch$mn Credit loss expenses due to: Provisions for credit risk due from banks and loans and receivables from clients 41 (401,091) (476,891) (170,603) (213,764) Special provisions for credit risk 41 16,918 97,688 (4,144) 20,646 Recovery of impaired loans 41 99,987 93,275 48,968 46,417 Impairment of the credit risk of other financial assets at amortized cost and financial assets at fair value in other comprehensive income 41 (1,397) (836) (1,027) (562) Credit loss expenses 41 (285,583) (286,764) (126,806) (147,263) OPERATIONAL RESULT 787,351 661,171 450,965 326,637 Results from continuing operations before taxes 787,351 661,171 450,965 326,637 Income tax 18 (115,052) (102,617) (59,143) (49,820) Results from continuing operations after taxes 672,299 558,554 391,822 276,817 Results from discontinued operations before taxes 18 - - - - Discontinued operations tax - - - - Results from discontinued operations after taxes - - - - CONSOLIDATED PROFIT FOR THE PERIOD 28 672,299 558,554 391,822 276,817 Attributable to: Equity holders of the Bank 28 655,759 550,355 382,570 272,558 Non-controlling interest 28 16,540 8,199 9,252 4,259 Earnings per share attributable to equity holders of the Bank: Basic earnings 28 3.48 2.92 2.03 1.45 Diluted earnings 28 3.48 2.92 2.03 1.45 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF INCOME For the periods ending June 30, 2026 and 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 6

    For the period of 6 months until June 30, For the quarter ended June 30, 31-12-2021 2026 2025 2026 2025   Note Ch$mn Ch$mn Ch$mn Ch$mn CONSOLIDATED PROFIT FOR THE PERIOD 672,299 558,554 391,822 276,817 Other comprehensive results for the period: ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS New measurements of the net benefit liability (asset) and actuarial results for other employee benefit plans - - - - Changes in the fair value of equity instruments designated at fair value through other comprehensive income 1,091 853 899 630 Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability - - - - OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES 28 1,091 853 899 630 Income tax on other comprehensive results that will not be reclassified to profit or loss 18 (295) (230) (243) (170) TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES 28 796 623 656 460 ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS 28 Changes in the fair value of financial assets at fair value through other comprehensive income 28 (52,964) (8,941) (49,774) (11,900) Translation differences by foreign entities 28 - - - - Hedge accounting of net investments in foreign entities 28 - - - - Cash flow hedge accounting 28 26,092 30,129 170,776 28,485 Undesignated elements of hedge accounting instruments 28 - - - - Other 28 (6) 1,202 346 191 OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES 28 (26,878) 22,390 121,348 16,776 Income taxes on other comprehensive income that may be reclassified to profit or loss 18 7,258 (6,045) (32,762) (4,529) TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES 28 (19,620) 16,345 88,586 12,247 TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD 28 (18,824) 16,968 89,242 12,707 CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD 28 653,475 575,522 481,064 289,524 Attributable to: Equity holders of the Bank 636,550 566,945 471,439 284,984 Non-controlling interest   16,925 8,577 9,625 4,540 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME For the periods ending June 30, 2026 and 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 7

June 30, 2026 2025    Note Ch$mn Ch$mn CASH FLOWS FROM OPERATING ACTIVITIES: CONSOLIDATED PRE-TAX INCOME FOR THE PERIOD 787,351 661,171 Non-cash charges (credits) to profit or loss (849,559) (869,113) Depreciation and amortization 39 66,653 68,026 Impairment of non-financial assets 40 134 1,098 Provisions for credit risk 41 385,570 380,039 Fair value adjustments transferred to profit or loss 3,054 (4,327) Results from investments in companies 34 (3,170) (4,451) Results from the sale of goods received in payment or awarded in a judicial auction 35 (2,150) (3,102) Provisions for assets received in payment 35 90 (684) Profit/loss on sale of shareholding in other companies 34 - - Profit on sale of fixed assets 35 (1,981) (983) Write-off of assets received in lieu of payment 35 19,084 18,321 Interest and adjustment net income 30-31 (1,110,502) (1,033,547) Net commission income 32 (296,322) (296,693) Other non-cash charges (credits) to profit or loss (25,071) (95,427) Income tax 115,052 102,617 Increase/decrease in operating assets and liabilities 1,273,609 307,721 Decrease (increase) in loans and receivables from clients (514,356) 364,863 Decrease (increase) in financial investments (972,244) (750,218) Decrease (increase) in repurchase agreements (assets) (433,359) (674,169) Decrease (increase) in interbank loans 20,573 16,426 Decrease (increase) in assets received or awarded in payment 3,631 262 Increase (decrease) in creditors in current accounts (308,175) (898,272) Increase (decrease) in deposits and time deposits 1,953,237 (604,961) Increase (decrease) in liabilities to domestic banks (9,988) 88,906 Increase (decrease) in other deposits and sight accounts (44,391) (3,815) Increase (decrease) in liabilities to foreign banks (45,969) (594,475) Increase (decrease) in obligations to the Central Bank of Chile - - Increase (decrease) in repurchase contracts (liabilities) 477,692 2,259,483 Increase (decrease) in other financial obligations (10,303) 4,626 Net increase in other assets and liabilities 337,830 528,191 Interest and readjustments received 1,944,940 2,040,455 Interest and readjustments paid (1,287,775) (1,636,859) Dividends received from investments in companies 2,758 3,385 Fees and commissions received 398,692 390,175 Fees and commissions paid (239,184) (226,282) Total cash flow provided by (used in) operating activities 1,211,401 99,779 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending June 30, 2026 and 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 8

June 30, 2026 2025 Note Ch$mn Ch$mn CASH FLOWS FROM INVESTMENT ACTIVITIES     Purchases of fixed assets 16 (10,743) (30,045) Sales of fixed assets 4,605 3,266 Purchase of intangible assets 15 (15,175) (15,489) Acquisitions of investments in companies - - Total cash flow provided by (used in) investment activities (21,313) (42,268) CASH FLOW FROM FINANCING ACTIVITIES Attributable to shareholders' interest (1,169,599) (962,072) Placement of Subordinated bond - - Redemption of subordinated bonds and interest payments (14,416) - Dividends paid (631,925) (600,336) Redemption and payment of interest/principal on letters of credit (49) (148) Placement of current bonds 995,085 1,162,571 Redemption and payment of interest/principal on mortgage bonds (5,119) (4,732) Redemption and payment of interest/principal on current bond capital (1,482,934) (1,488,161) Placement of perpetual bonds - Redemption and payment of interest/principal on perpetual bonds (14,650) (15,295) Payment of interest/principal on capital lease obligations (15,591) (15,971) Attributable to non-controlling interest - - Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non-controlling interest - - Total cash flows used in financing activities (1,169,599) (962,072) D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD 20,489 (904,561) E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS 22,678 (2,023) F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS 1,975,644 2,771,002 FINAL BALANCE OF CASH AND CASH EQUIVALENTS 2,018,811 1,864,418 The accompanying notes form an integral part of the Interim Consolidated Financial Statements. Reconciliation of provisions for the Consolidated Statement of Cash Flows for the periods ending on June 30, 2026 2025 Note Ch$mn Ch$mn Provisions for credit risk 385,570 380,039 Recovery of impaired loans (99,987) (93,275) Net provisions for loan losses 41 285,583 286,764 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending June 30, 2026 and 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 9

Changes other than cash Reconciliation of liabilities arising from financing activities 12.31.2025 Cash Flow Fair Value Changes Foreign Currency Movement UF Inflation effect Others 06.30.2026   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Subordinated Bonds 1,948,493 (14,416) - 20,912 45,916 - 2,000,905 Senior bonds 7,643,750 (487,849) - 168,125 (150,667) - 7,173,359 Mortgage bonds 55,295 (5,119) - - (59) - 50,117 Bonds without fixed maturity 629,468 (14,650) - 29,536 - - 644,354 Letters of credit 55 (49) - - - - 6 Dividends paid - (631,925) - - - - (631,925) Obligations under leasing contracts 40,649 (15,591) - - 23,708 - 48,766 Total liabilities from financing activities 10,317,710 (1,169,599) - 218,573 (81,102) - 9,285,582 Banco Santander-Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending June 30, 2026 and 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 10

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ending on June 30, 2026 and December 31, 2025

	Equity attributable to shareholders										
		Reserves		Other accrued comprehensive income			Accrued profits and profits corresponding to the period				
	Capital	Reserves and other retained earnings	Merger of companies under common control	Changes in fair value of financial assets at fair value through OCI	Cash flow hedge	Income tax	Retained profits from previous periods	Annual Profits (**)	TOTAL	Non-controlling interest (*)	Total Equity
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Opening balances as of January 1, 2025	891,303	3,234,729	(2,224)	(69,012)	(77,801)	39,639	881,947	(606,141)	4,292,440	104,394	4,396,834
Payment of common stock dividends	-	-	-	-	-	-	(600,336)	-	**(600,336)**	-	**(600,336)**
Transfer of retained earnings to reserves	-	227,295	-	-	-	-	(227,295)	-	**-**	-	**-**
Provision for payment of common stock dividends	-	-	-	-	-	-	-	(31,595)	**(31,595)**	-	**(31,595)**
Provision and interest payments on bonds with no fixed term to maturity	-	-	-	-	-	-	(30,559)	546	**(30,013)**	-	**(30,013)**
Other movements	-	-	-	-	-	-	-	-	**-**	(1,267)	**(1,267)**
Subtotal: Transactions with shareholders during the period	**-**	**227,295**	**-**	**-**	**-**	**-**	**(858,190)**	**(31,049)**	**(661,944)**	**(1,267)**	**(663,211)**
Profit for the year (period)	-	-	-	-	-	-	-	1,053,209	**1,053,209**	16,403	**1,069,612**
Other comprehensive income for the year	-	-	-	(11,308)	60,613	(13,312)	-	-	**35,993**	412	**36,405**
Subtotal: Comprehensive income for the year	**-**	**-**	**-**	**(11,308)**	**60,613**	**(13,312)**	**-**	**1,053,209**	**1,089,202**	**16,815**	**1,106,017**
Closing balance on December 31, 2025	**891,303**	**3,462,024**	**(2,224)**	**(80,320)**	**(17,188)**	**26,327**	**23,757**	**416,019**	**4,719,698**	**119,942**	**4,839,640**
Distribution of results from previous year							**1,053,209**	**(1,053,209)**			
Opening balances as of January 1, 2026	**891,303**	**3,462,024**	**(2,224)**	**(80,320)**	**(17,188)**	**26,327**	**1,076,966**	**(637,190)**	**4,719,698**	**119,942**	**4,839,640**
Payment of common stock dividends	-	-	-	-	-	-	(631,925)	-	**(631,925)**	-	**(631,925)**
Transfer of retained earnings to reserves	-	391,380	-	-	-	-	(391,380)	-	**-**	-	**-**
Provision for payment of common stock dividends	-	-	-	-	-	-	-	238,470	**238,470**	-	**238,470**
Provision and interest payments on bonds with no fixed term to maturity	-	-	-	-	-	-	(14,650)	(36)	**(14,686)**	-	**(14,686)**
Other movements	-	26,107	-	-	-	-	-	-	**26,107**	27,239	**53,346**
Subtotal: Transactions with shareholders during the period	**-**	**417,487**	**-**	**-**	**-**	**-**	**(1,037,955)**	**238,434**	**(382,034)**	**27,239**	**(354,795)**
Profit for the year (period)	-	-	-	-	-	-	-	655,759	**655,759**	16,540	**672,299**
Other comprehensive results for the period	-	-	-	(52,406)	26,092	7,105	-	-	**(19,209)**	385	**(18,824)**
Subtotal: Comprehensive income for the period	**-**	**-**	**-**	**(52,406)**	**26,092**	**7,105**	**-**	**655,759**	**636,550**	**16,925**	**653,475**
Closing balance as of June 30, 2026	**891,303**	**3,879,511**	**(2,224)**	**(132,726)**	**8,904**	**33,432**	**39,011**	**257,003**	**4,974,214**	**164,106**	**5,138,320**

(*) See Note 02 letter c for non-controlling interest,

(**) Contains profit for the period and provisions for dividends, interest payments and re-appreciation of issued financial instruments of regulatory capital.

Period	Profit attributable to equity holders	Allocated to reserves	Allocated to dividends	Percentage distribution	Number of shares	Dividend per share (In Ch$)
	Ch$mn	Ch$mn	Ch$mn	%		
Year 2025 (Shareholders Meeting April 2026)	1,053,209	391,380	631,925	60%	188,446,126,794	3.533
Year 2024 (Shareholders Meeting April 2025)	857,623	227,295	600,336	70%	188,446,126,794	3.186

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 11

NOTE 01 - CORPORATE INFORMATION Banco Santander-Chile is a banking corporation organized under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC). It is also subject to the regulations of the Securities and Exchange Commission of the United States of America (SEC), considering the Bank is listed on the New York Stock Exchange (NYSE) through an American Depositary Receipt (ADR) program. Banco Santander Spain controls Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., both subsidiaries controlled by Banco Santander Spain. As of June 30, 2026, Banco Santander Spain directly or indirectly owns 99.8% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones S.A., which allows Banco Santander Spain control over 67.18% of the Bank's shares. The Bank provides its clients with a wide range of general banking services, from individuals to large corporations. In addition, Banco Santander-Chile and its affiliates (collectively referred to as 'Bank' or 'Santander-Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collections, leasing, securities and insurance brokerage, brokerage of mutual and investment fund and investment banking. The Bank's legal address is Calle Bandera No 140 Santiago de Chile, and its website is www.santander.cl. NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 1. Preparation basis These Interim Consolidated Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022, as well as the instructions issued by the FMC. The FMC, under Law No 21,000, provides in numeral 6 of article 5 that the Financial Market Commission may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determines the principles according to which companies must keep their accounts. Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which coincide with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail. The Bank uses certain currency terms and conventions for these Interim Consolidated Financial Statements. Thus, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile'. The notes in the Interim Consolidated Financial Statements contain information in addition to that presented in the Interim Consolidated Statements of Financial Position, Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income,Interim Consolidated Statement of Change in Equity and Interim Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable and comparable manner. 2. Preparation of the Interim Consolidated Financial Statements The Interim Consolidated Financial Statements as of June 30, 2026, and 2025, and December 31, 2025 incorporate the individual financial statements of the Bank and its controlled entities (affiliates) and include the adjustments, reclassifying and eliminations necessary to comply with the accounting and measurement criteria established by IFRS 10 'Consolidated Financial Statements'. Control is achieved when the Bank: i. Has power over the investee (that is, it has rights that grant it the present capacity to manage the relevant activities of the investee); ii. Has exposure or rights to variable returns from its involvement with the investee; and iii. Has the ability to use its power over the investee to influence the amount of the investor's returns. The Bank reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. For example, when the Bank has less than most of the voting rights in an investee, but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control. The Bank considers all relevant facts and circumstances in assessing whether the Bank's voting rights in an investee are sufficient to give it power. These include: Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 12

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
- The potential voting rights held by the Bank, other vote holders or other parties.
- The rights arising from other contractual agreements.
- Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control. Specifically, the income and expenses of a subsidiary acquired or disposed of during the period are included in the Interim Consolidated Statements of Income and Interim Consolidated Statements of Other Comprehensive Income from the date the Bank gains control until the date the Bank ceases to control the subsidiary.

Profit or loss alongside each component of the Interim Consolidated Statements of Other Comprehensive Income is attributed to the Bank's holders and non-controlling interest. The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non-controlling interests, even if this results in the non-controlling interests having a deficit in certain circumstances. When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting standards are consistent with the Bank's accounting standards. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions. Accordingly, the book value of the Bank's equity holders and the non-controlling interests are adjusted to reflect the changes in participation over subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration being paid or received is recognized directly in equity and attributed to the equity owners of the Bank.

The non-controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Interim Consolidated Statement of Change in Equity. Their share of the result for the year is shown as 'Profit attributable to non-controlling interest' in the Interim Consolidated Statements of Income.

The following table shows the composition of the entities over which the Bank can exercise control and, therefore, form part of the consolidation perimeter:

i. Entities controlled by the Bank through participation in equity

	Main Activity	Place of Incorporation and operation	% of ownership								
			As of June 30, 2026			As of December 31, 2025			As of June 30, 2025		
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Brokerage of financial instruments	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Consumer Leasing Limitada (*)	Leasing	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Acquisition of loans and issuance of debt securities	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Consumer Finance Limitada	Automotive financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	50.01	-	50.01	99.99	0.01	100.00	99.99	0.01	100.00

(*) The corporate purpose and corporate name have been modified – Refer to Note 5, Significant Events.

Details of non-controlling interests are shown in Note 28 Equity letter g) non-controlling interest (minority interests).

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 13

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii. Entities controlled by the Bank through other considerations and Associates

The following companies have been consolidated based on the fact that the Bank determines their relevant activities (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans.
- Multiplica SpA: its primary purpose is the development of incentive programs that encourage the use of payment cards.

An associate is an entity over which the Bank can exercise significant influence but not control or joint control. This capacity is usually manifested in a 20% or more interest in the entity's voting rights and is accounted for using the equity method in accordance with IAS 28 'Investments in Associates and Joint Ventures'.

The following entities in which the Bank has an interest and are recognized using the equity method are considered 'associates':

Name of associated entity	Main Activity	Place of incorporation and operation	% of ownership As of June 30, 2026	As of December 31, 2025	As of June 30, 2025
Redbanc S.A.	ATM service	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card service	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic funds transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publicly offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payment clearing	Santiago, Chile	13.72	13.72	13.72
Administrador Financiero del Transantiago S.A.	Administration of smart cards for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

In the case of Cámara Compensación de Alto Valor S.A. and Servicios de Infraestructura de Mercado OTC S.A., Banco Santander-Chile has a representative on the Board of Directors, which is why the Administration has concluded that it exercises significant influence.

iii. Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These equity instruments must be measured at fair value in compliance with IFRS 9 'Financial Instruments'. Nevertheless, the Bank may consider the cost an appropriate fair value estimate in concrete circumstances. This may be the case if the most recently available information is insufficient to measure the fair value or if a wide range of possible fair value measurements and the cost involved represents the best estimate of fair value within that range.

Additionally, the Bank may make an irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition. Subsequent changes in this valuation shall be recognized in 'Accumulated other comprehensive income - Items that will not be reclassified to profit or loss'. Dividends received from these investments are recorded in the Interim Consolidated Statements of Income under 'Result from investments in companies'. These instruments are not subject to the IFRS 9 'Financial Instruments' impairment model.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 14

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 3. Non-controlling interest Non-controlling interest represents the portion of net income and net assets the Bank does not own, either directly or indirectly. It is presented separately in the Interim Consolidated Statements of Income and separately from the equity in the Interim Consolidated Statements of Financial Position . In the case of entities controlled by the Bank through other considerations, profits and equity are presented as a non-controlling interest. This is because the Bank controls them, but has no percentage ownership in them. 4. Reporting segments The Bank's operating segments are those units whose operating results are reviewed regularly by the highest level of management regarding decision-making. Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects: i. The nature of the products and services. ii. The nature of production processes. iii. The type of customer category for which its products and services are intended. iv. The methods used to distribute their products or provide services. v. If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities. The Bank reports separately for each operating segment that meets any of the following quantitative thresholds: i. Its reported revenues from ordinary activities, including both sales to external clients and inter-segment sales or transactions, equal or exceed 10% of the combined revenues from all operating segments' ordinary internal and external activities. ii. The amount of its reported results is, in absolute terms, equal to or greater than 10% of the greater of (i) the combined profit reported by all operating segments that have not reported a loss; and (ii) the combined loss reported by all operating segments that have reported a loss. iii. Its assets equal or exceed 10% of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments. The information must be disclosed separately if management believes it would be helpful to Interim Consolidated Financial Statements users. Concerning the above, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that: i. Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity). ii. Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance. iii. For which separate financial information is available 5. Functional and presentation currency The Bank, in according to IAS 21 'The Effects of Changes in Foreign Exchange Rates', has defined the Chilean Peso as its functional and presentation currency, as this is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences the cost and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered 'foreign currency'. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 15

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 6. Transaction in foreign currencies The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars. The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (spot rate), which amounts to $921.09 per US$1 for June 2026 and $931.50 per US$1 for June 2025 and $900.69 per US$1 for December 31, 2025. For all other currencies, an external pricing provider is used. The net foreign exchange gain and loss includes recognizing the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank. 7. Cash and cash equivalents The indirect method is used to prepare the Interim Consolidated Statement of Cash Flows, starting with the Bank's consolidated pre- tax income, and then incorporating non-cash transactions, cash-flow-related income, and expense of activities classified as investments or financing. The following items are taken into consideration in the preparation of the Interim Consolidated Statement of Cash Flows: i. Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad. ii. Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing. iii. Investing activities: these correspond to the acquisition, sale or disposal by other means of long-term assets and other investments not included in cash and cash equivalents. iv. Financing activities: those that result in changes to the size and composition of equity and liabilities that are not part of operating or investing activities. 8. Definitions, classification and measurement of financial assets/liabilities i. Definitions A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity. A 'financial asset' is any asset that is: (a) cash; (b) an equity instrument of another entity; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity; or (d) a contract that will or may be settled using the entity's own equity instruments. A 'financial liability' is any liability that is: (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or (b) a contract that will or may be settled using the entity's equity instruments. An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities. A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date. 'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 16

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued ii. Initial recognition The Bank shall recognize a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations). A conventional purchase or sale of financial assets shall be recognized using the accounting contract date or settlement date. iii. Classification of financial assets/liabilities Classification of financial assets Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and the contractual cash flow characteristics of said assets. The business model refers to how the Bank manages its financial assets to generate cash flows. In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both. Assessing the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated. The principal is the fair value of the financial asset at initial recognition. Nevertheless, the principal amount may change over the life of the financial asset (if there are principal repayments). Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other risks and administrative costs, and a profit margin. For the assessment, the Bank conducts a test evaluating whether the contractual flows meet the criteria for a core lending arrangement. The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets. The assessment of business models is not an instrument-by-instrument ranking approach but at a higher level of aggregation and considers all relevant evidence: model performance, risks affecting performance, and how managers are rewarded, among others. According to the above, the objectives of the business models are: • To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life. Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk or the risk management of credit concentration. • To maintain financial assets for collection and sale. Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal. Therefore, there is a higher frequency and value of sales for this purpose. • Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets. Assets are managed on a sales basis, and decisions are made on a fair value basis. In accordance with the above, the Bank will classify its financial assets based on whether they are subsequently measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss. Additionally, an irrevocable election may be made at the time of initial recognition of investments in equity instruments to present subsequent changes in fair value in other comprehensive income. Classification of financial liabilities An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for derivative liabilities which shall be measured at fair value through profit or loss. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 17

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Reclassifications Reclassifying financial assets only occurs only when the business model for managing financial assets has changed. These changes are determined by top management due to external or internal changes. Financial liabilities are not reclassified. iv. Measurement of financial assets/liabilities Initial measurement Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss. Subsequent measurement of financial assets A financial asset shall subsequently be measured according to the following: 1. Amortized cost A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows, and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount. Interest income shall be calculated using the effective interest method. This method applies to financial assets and liabilities measured at amortized cost (interest income and interest expense). The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortized cost of a financial liability. 2. Fair value through other comprehensive income A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model in which the objective are to obtain the contractual cash flows, to sell financial assets, and if the contractual terms of the financial asset give rise, at specified dates, to receive cash flows that are solely payments of principal and interest on the outstanding principal amount. 3. Fair value through profit or loss A financial asset is measured at fair value through profit or loss unless measured at amortized cost or fair value through other comprehensive income. 4. Irrevocable election to measure at fair value with changes in other comprehensive income Upon the initial recognition of Investments in equity instruments, a determination may be held to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognized in profit or loss for the period. Gains or losses arising from the derecognition of these equity instruments are not transferred to profit or loss. Subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for derivatives measured at fair value through profit or loss. v. Derecognition of financial assets/liabilities A financial asset shall be derecognized when and only when: (i) The contractual rights to the cash flow from the financial asset expire, or (ii) The contractual rights to receive the cash flows of a financial asset are transferred, or it retains the contractual rights to receive the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients. In this sense, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognized. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 18

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued In the case of unconditional sales, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or a written put option that is deeply out of the money, uses of assets where the transferor does not retain subordinated financing nor grants any credit enhancement to the new owners, and other similar cases, the transferred financial asset is recognized from the Interim Consolidated Statements of Financial Position with simultaneous recognition of any rights or obligations retained or created as a result of the transfer. In the case of sales of financial assets: (i) under fixed-price repurchase agreements or using the sale price plus interest, (ii) of securities lending agreements in which the borrower must return the same or (iii) similar assets and in other akin cases, the transferred financial asset is not recognized from the Interim Consolidated Statements of Financial Position and continues to be measured using the same criteria as before the transfer. A financial liability is derecognized when and only when it is extinguished – that is, when the obligation specified in the contract is paid for, cancelled or expired. In the case of loans, the FMC requirements for recognition applies. See letter o), VIII. vi. Offsetting a financial asset with a financial liability A financial asset and a financial liability shall be offset and presented by their net amount in the Interim Consolidated Statements of Financial Position when, and only when, there is a legally enforceable right to set off the recognized amounts and an intention to settle the net amount or to realize the asset and settle the liability, simultaneously. As of June 30, 2026, and 2025, and December 31, 2025 , the Bank has no financial asset/liability that offset. 9. Financial derivatives and hedge accounting Derivatives are classified as either trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes: i. To provide such instruments to customers who request them to manage their market and credit risks. ii. To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives'). iii. To benefit from changes in the value of these derivatives (trading derivatives). Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not qualify as hedging instruments are accounted for as trading instruments. Hedge accounting aims to reflect in the financial statements the effect of an entity’s risk management activities that use financial instruments to manage exposures arising from specific risks that could affect profit or loss for the period or other comprehensive income. During the 2025 financial year, the Bank began applying the requirements established in IFRS 9- Financial Instruments for hedge accounting relationships. The main impacts of this change on hedge accounting are primarily related to: • the incorporation of credit risk dominance analysis and the economic relationship in effectiveness assessment • the updating of formal hedge documentation • the recognition of a hypothetical derivative representing the portion of the mark-to-market (MTM) corresponding to the risk being hedged in the hedged item for micro cash flow hedges. The hypothetical derivative replaces the previously recognized fictitious derivative For a hedging relationship to meet the requirements established in IFRS 9- Financial Instruments, it must comply with the following conditions: • Eligible hedging instruments: All derivative financial instruments or non-derivative financial instruments measured at fair value through profit or loss, or combinations thereof. In the case of foreign exchange risk hedges, any type of non-derivative financial instrument may also be designated, regardless of its measurement criteria. • Eligible hedged items: Recognized assets or liabilities, firm commitments, highly probable forecast transactions, and net investments in foreign operations. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 19

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued • Documentation: At the inception of the hedge, a formal designation and documentation of the hedging relationship must be prepared, including the entity’s risk management objective and strategy, identification of the hedging instrument and hedged item, the nature of the hedged risk, the methodology for measuring effectiveness (including analysis of sources of ineffectiveness), and the hedge ratio. The main sources of ineffectiveness based on the hedged risk are: • Interest rate risk: mismatches in time horizons, principal amounts, repricing and payment dates, time value of options, and modifications to the hedged item or hedging instrument. • Foreign exchange risk: in addition to the above, differences between the interest rates of the two currencies representing the net cost or benefit of exchanging cash flows between currencies with different interest rates. • Effectiveness: The hedging relationship must be effective, which requires the existence of an economic relationship between the hedged item and the hedging instrument, that credit risk does not dominate value changes, and that the hedge ratio is consistent with that used in the entity’s risk management. The implementation of IFRS 9- Financial Instruments for hedging relationships designated prior to December 31, 2024, did not have a material impact on the Interim Consolidated Statement of Financial Position or the Interim Consolidated Statement of Income. As of December 31, 2025, the impact on profit or loss amounted to Ch$2,401 million. The Bank assesses these effectiveness requirements through: • Demonstrating the economic relationship between the hedged item and the hedging instrument through a qualitative test, and, if not met, through quantitative tests comparing the market value of the hedged items (for the hedged risk) and the hedging instruments. Prospectively, a quantitative analysis of changes in market values is also performed. • Calculating the hedge ratio based on the quantity of hedged items actually hedged and the quantity of hedging instruments actually used. • Assessing credit risk dominance through analysis of the credit exposure of both hedged items and hedging instruments. Hedge accounting derivatives are classified and recognized based on the type of risk they hedge, in accordance with the following criteria: Fair value hedges: These hedge exposures to changes in the fair value of a hedged item attributable to a specific risk. Gains or losses arising from both the hedging instruments and the hedged items (for the hedged risk) are recognized directly in the Interim Consolidated Statements of Income. When a fair value hedge is discontinued, previously recognized adjustments to the hedged item are amortized to profit or loss using the recalculated effective interest rate from the date hedge accounting ceases and must be fully amortized by maturity. In accordance with paragraph 6.1.3 of IFRS 9- Financial Instruments, the Bank continues to account for fair value macro-hedges under IAS 39. Accordingly, gains or losses on hedging instruments are recognized directly in the Interim Consolidated Statements of Income, while gains or losses arising from changes in the fair value of the hedged amount (attributable to the hedged risk) are recognized in profit or loss with a corresponding entry in “Changes in the fair value of hedged items” of a portfolio hedge of interest rate risk (asset or liability), as appropriate. Cash flow hedges: These hedge exposures to variability in cash flows attributable to a specific risk associated with the hedged item. The effective portion of changes in the value of the hedging instrument is temporarily recognized in equity, under “Other comprehensive income – Items that may be reclassified to profit or loss – Hedging derivatives. Cash flow hedges (effective portion)” until the hedged item affects profit or loss. At that point, it is recognized in the Interim Consolidated Statements of Income in the same period as the hedged item, unless it is included in the cost of a non-financial asset or liability, or when forecast transactions result in the recognition of non-financial assets or liabilities. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 20

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued When cash flow hedges are discontinued, the cumulative gain or loss recognized in equity (while the hedge was effective) continues to be recognized there until the hedged transaction occurs, at which point it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case it is recognized immediately in profit or loss. The Bank discontinues hedge accounting when the hedging instrument expires, is sold, or when the hedging relationship becomes ineffective because it is no longer aligned with the risk management objective. In such cases, the derivative is thereafter accounted for as a trading derivative. If a hedging relationship ceases to meet effectiveness requirements but the risk management objective remains unchanged, the Bank will assess whether to rebalance or adjust the hedge ratio to meet effectiveness requirements again without discontinuing the hedging relationship. A hedging instrument is generally designated in its entirety, as the factors contributing to its fair value are interdependent. However, IFRS 9 allows certain components to be excluded from designation: 1. Separating the intrinsic value and time value of an option and designating only the intrinsic value as the hedging instrument (mandatory if intrinsic value is designated); 2. Separating the forward element and spot element of a forward contract and designating only the spot element as the hedging instrument (determined per hedging relationship); and 3. Separating the foreign currency basis spread of a currency derivative and excluding it from designation (determined per hedging relationship). Separating these components improves hedge effectiveness and allows alternative accounting treatment for excluded components, whereby changes in value are recognized in “Accumulated other comprehensive income – Non-designated items” and subsequently recognized in profit or loss depending on the nature of the hedged item, either over time or when the hedged transaction occurs. Additionally, if the entity manages the credit risk of all or part of a financial instrument using credit derivatives, it may designate a credit exposure at fair value through profit or loss, provided that the derivative matches the name and seniority of the instrument being hedged. This designation may be made at initial recognition or subsequently, with proper documentation. From designation onward, all fair value changes (not only those related to credit risk) are recognized in the Interim Consolidated Statements of Income. Embedded derivatives in hybrid financial instruments “Embedded derivatives” are a component of a hybrid contract that simultaneously includes a non-derivative host contract together with a financial derivative that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in the same manner as the embedded derivative would if considered on a stand-alone basis. As of June 30, 2026, and 2025, and December 31, 2025, Banco Santander-Chile maintains embedded derivatives in its portfolio within contracts known as Dual Currency, which are accounted for as options within the trading derivatives portfolio. 10. Fair value of financial assets and liabilities No transaction costs are deducted when financial assets and liabilities are measured at fair value. Assets and liabilities subsequently measured at amortized cost are not required to be measured at fair value. 'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurement is for a specific asset or liability. Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date. In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either: (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 21

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and especially, the different types of risk related to the instrument. When valuation techniques are used, they maximize the use of the relevant observable input data and minimize that of unobservable input data. For example, when an asset or a liability measured at fair value has a bid price and an asking price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy. Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close-out cost). All derivatives are recorded in the Interim Consolidated Statements of Financial Position at fair value from the trade date. If their fair value is positive, they shall be recorded as an asset; if their fair value is negative, they shall be recorded as a liability. In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price. Changes in the fair value of derivatives from the trade date are recognized with a balancing entry in the Interim Consolidated Statements of Income under "Profit/(loss) on financial assets/liabilities held for trading at fair value through profit or loss". Specifically, the fair value of financial derivatives included in trading portfolios is based on their daily market quotation and, if for exceptional reasons a market quotation cannot be determined on a given date, valuation techniques similar to those used for derivatives contracted in over-the-counter (OTC) markets are applied. The fair value of these derivatives is determined as the sum of the future cash flows arising from the instrument, discounted to the valuation date (“present value” or “theoretical close”), using valuation methodologies recognized in the financial markets, including “net present value” and option pricing models, among other methods. In addition, the fair value of derivatives includes valuation adjustments reflecting the credit risk of the transaction, whether the Bank’s own credit risk (DVA) or that of the counterparty (CVA), with the objective that the fair value of each instrument incorporates both counterparty credit risk and the Bank’s own credit risk. Counterparty Credit Risk (CVA) is a valuation adjustment applied to derivatives contracted in over-the-counter markets as a result of exposure to counterparty credit risk. Liquidity Valuation Adjustment (LVA) has also become a key component in the management of valuation adjustments, reflecting the funding cost of uncollateralized derivatives. LVA represents the additional cost incurred when a bank enters into uncollateralized derivative transactions that require funding, incorporating the liquidity premium associated with obtaining funding for these positions. LVA hedging aims to mitigate the financial impact of funding costs associated with uncollateralized exposures. The CVA is calculated considering the potential exposure to each counterparty in future periods. The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA, but generated by the Bank's credit risk assumed by our counterparties. In the case of derivative instruments contracted with Central Clearing Houses, where the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value. The Liquidity Valuation Adjustment (LVA) has become a key component in the management of valuation adjustments, reflecting the funding cost of uncollateralized derivatives. LVA represents the additional cost incurred when a bank enters into uncollateralized derivative transactions that require funding, incorporating the liquidity premium associated with obtaining funding for these positions. LVA hedging aims to mitigate the financial impact of funding costs associated with uncollateralized exposures. For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded. Equity instruments and contracts related to these instruments must be measured at fair value. Nevertheless, in certain circumstances, the Bank may use cost as an appropriate fair value estimate. This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range. Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income. As of June 30, 2026, and 2025, and December 31, 2025, no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 22

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date. The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives. Valuation techniques According to IFRS 13 'Fair Value Measurement', a fair value hierarchy is established based on three levels: Level 1, Level 2 and Level 3, in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. Financial instruments at fair value and determined by published prices in active markets (Level 1) comprise government bonds, corporate bonds, exchange-traded derivatives, securitized assets, equities, short positions and issued bonds. In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and sometimes use significant unobservable inputs in market data (level 3). Various techniques are used to estimate it, including extrapolating observable market data. The most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates. The main techniques used as of June 30, 2026, and 2025, and December 31, 2025 by the Bank's internal models to determine the fair value of financial instruments are described below: i. The present value method is used to value financial instruments that allow static hedging (mainly forwards and swaps). Expected future cash flows are discounted using the interest rate curves of the corresponding currencies. As a rule, interest rate curves are data that can be observed on the markets. ii. In the valuation of financial instruments that require dynamic hedging (mainly structured options and other structured instruments), the “Black-Scholes” model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the diluted bid-offer, exchange rates, volatility, correlation between indices and market liquidity. iii. In the valuation of certain financial instruments subject to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the “Black-Scholes” model (“plain vanilla” options) are used. The main inputs used in these models are mainly observable market data, including the corresponding interest rate curves, volatilities, correlations and exchange rates. The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank's management verifies that the valuation models do not incorporate significant subjectivity. Therefore, if necessary, these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded prices. The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation. The governance structure of this process distributes responsibilities between two separate divisions: Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, standards for approving new transactions, market risk management and the implementation of valuation adjustment standards). Approving a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before production. This process ensures the rating systems are properly reviewed and stable before use. Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out in Note 44 'Fair value of financial assets and liabilities' in these Interim Consolidated Financial Statements. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 23

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 11. Fixed assets This category includes the buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities. Assets are classified according to their use as follows: a. Fixed assets for own use Fixed assets for own use (which includes, among others, tangible assets received by consolidated entities in settlement, in whole or in part, of financial assets representing receivables from third parties, and which are expected to be used on a continuing basis in the entity’s own operations) are presented at acquisition cost, less the corresponding accumulated depreciation and, where applicable, impairment losses resulting from comparing the net carrying amount of each item with its corresponding recoverable amount. Depreciation is calculated using the straight-line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation. The Bank applies the following useful lives for the tangible assets that comprise its assets: ITEM Useful Life (Months) Land - Paintings and works of art - Carpets and curtains 36 Computers and Hardware 36 Vehicles 36 Machines and general equipment 60 Office furniture 60 Telephone and communication systems 60 Security systems 60 Rights over telephone lines 64 Air conditioning systems 84 ATMs and teleconsultations 120 Other installations 120 Buildings 1,200 At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the asset's carrying amount is reduced to its recoverable amount. Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life, if an adjustment of the latter is necessary. Likewise, the estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Interim Consolidated Statements of Income in future years based on the new useful lives. Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred. b. Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, calculate their depreciation and their respective estimated useful lives, and record their impairment loss are the same criteria as those for fixed assets held for own use. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 24

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 12. Leases At the contract's creation, the Bank assesses whether it contains a lease or not. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether: • The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically identified. The asset is not identified if the supplier has a significant substitution right. • The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration. • The Bank has the right to direct the use of the asset – this is the decision-making purpose for which the asset is used. i. As a lessee The Bank recognizes a right-of-use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases'. The Bank's main contracts are for offices and branches which are necessary to undertake its activities. In the beginning, the right-of-use asset is equal to the lease liability. It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration. The average incremental interest rate is 2.12%. Subsequently, the asset is straight-line depreciated according to the contract's duration, and the financial liability is amortized in terms of the monthly payments. The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year. The lease's term encompasses non-cancellable periods stipulated within each contract. In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non-cancellable period of its lease contracts. Contracts with a non-cancellable period of 12 months or less are treated as short-term leases. Therefore, the related payments are recorded as a straight-line expense. Any change in the lease term or rent is treated as a new measurement of the lease. In the initial measurement, the Bank measures the right-of-use of the asset at cost. The rent of the lease contracts is agreed in UF and payable in Chilean pesos. According to Circular No 3,649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement. Therefore, readjustments should be recognized as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted. The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments. ii. As a lessor When the Bank acts as a lessor, it first determines if it corresponds to a financial or operating lease. To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset. If so, this corresponds to a financial lease. Otherwise, it is an operating lease. The Bank recognizes lease rentals received on a straight-line income basis over the lease term. iii. Third-party financing The sum of present values of the lease payments receivable from the lessee is recognized in the line item: 'Loans and receivables from customers' in the Interim Consolidated Statements of Financial Position. This includes the price of the lessee's right-to-call option at the end of the lease term when there is reasonably certain that the lessee will exercise said right. The financial income and expense derived from these contracts are recorded in the Interim Consolidated Statements of Income under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term. 13. Factoring transactions Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the loans is recorded as interest income in the Interim Consolidated Statements of Income using the effective interest method over the financing period. When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 25

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 14. Intangible assets Intangible assets are non-monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost) when the asset's cost can be measured reliably. Additionally, the future economic benefits attributable to the asset are expected to flow into the Bank. To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortization and accumulated impairment loss are subtracted. Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. Intangible assets are amortized linearly based on their estimated useful life, defined by default at 36 months. They can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated. Expenditure on research activities is recorded as an expense incurred in the year and cannot be subsequently capitalized. 15. Non-current assets held for sale Non-current assets held for sale and discontinued operations Per the IFRS 5, 'Non-current assets held for sale and discontinued operations', a non-current asset is classified as held for sale if their carrying amount will be recovered mainly through a sale transaction rather than through continued use. To apply the above classification, the asset must meet the following requirements: • It must be available in its current conditions for immediate sale, and a sale must be highly probable. • For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal). Also, a program to find a buyer and completing said purchase must have been actively initiated. • Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date. Assets classified in this way will be measured at the lower of their carrying amount or their fair value less costs to sell. As of June 30, 2026, the Bank has fixed assets that meet the definition of non-current assets held for sale, which amount to approximately Ch$28,865 million. Assets received in payment or awarded through judicial foreclosure proceedings. The goods received or awarded in lieu of payment of loans and accounts receivable from clients are recorded, in the case of assets awarded in lieu of payment, at the price agreed between the parties or, conversely, in those cases where there is no agreement between them, by the amount for which the Bank acquired said assets in a judicial auction. In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired. If the value of loans and receivables exceeds the fair value of the asset received or foreclosed as payment minus selling cost, the difference is recorded in the Interim Consolidated Statements of Income under 'Credit loss expenses'. These assets are subsequently valued at the lower amount between the initially recorded figure and the net realizable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale. The differences between the two are recognized in the Interim Consolidated Statements of Income under 'Other operating expenses'. At the end of each year, the Bank reviews the selling cost of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year. In December 2025, the average cost was estimated at 7.15% of the appraised value (7.11% as of December 31, 2025). In addition, a review of the appraisals by an independent is carried out every 18 months to adjust the fair value of the assets. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 26

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued In general, it is estimated that these assets will be disposed of within one year from the date they are acquired. In compliance with the provisions of Article 84 of the General Banking Law, those assets that are not sold within such period are written off in a single installment, and an extension is requested from the FMC. Also included are assets recovered from finance lease transactions, as lessor, that are held for sale rather than being re-leased through new finance lease transactions. 16. Income and expense recognition The most important criteria used by the Bank to recognize its revenues and expenses are summarized as follows: a. Interest revenue, interest expense, and similar items Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method. Nevertheless, the Bank ceases to recognize income on an accrual basis when a loan or one of its installments is 90 days overdue. This means that interest, adjustments or commissions are not recognized in the Interim Consolidated Statements of Income unless effectively received. These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Interim Consolidated Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31). Interest incomes of previous 'transactions with suspended accrual' are only recognized again when the debtor is up to date with its obligations. b. Commissions, fees and similar items Fee and commission income and expenses are recognized in the Interim Consolidated Statements of Income using the criteria set out in IFRS 15, ‘Revenue from contracts with customers’. Under IFRS 15, 'Revenue from contracts with customers', the Bank recognizes revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer. Under this definition, an asset is transferred when the customer obtains control over the asset. The Bank considers the contractual terms and its traditional business practices for determining the transfer price. The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties. The Bank consistently applies the recognition method for each performance obligation, whether it is satisfied over time or at a specific point in time. The main income arising from commissions, fees, and similar items are: • Credit prepayment fees, which include fees related to customer prepayments of credit operations. • Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit. • Fees for lines of credit and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts. • Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third-party obligations. • Card service fees. These refer to fees earned and accrued for the year related to the usage of credit, debit and other cards. • Account administration fees. These comprise fees incurred for maintenance of current, savings and other accounts. • Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services. • Commissions for brokerage and administering securities, which refer to income from commissions generated on brokerage, issuances, administration, and custody of securities. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 27

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued • Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person). • Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered. • Fees for financial leasing transaction services, which refer to those financial leasing services in which the Bank acts as a lessor. • Securitization fees, which include fees for securitization services. • Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others. • Other commissions earned, which include income generated by currency exchanges, issuing cashier checks and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services. Commission expenses comprise: • Card transaction fees, which involve commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees. • License fees of card brands. These are fees paid to the main card brands: credit, debit and provision of funds. • Other fees for services linked to the credit card system and cards with the provision of funds. • Expenses for loyalty and merit program obligations for card clients. They refer to expenses related to customer benefit programs related to the use of cards. • Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services. • Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees. • Fees for clearing high-value payments, which include fees to ComBanc, CCLV, etc. The relationship between the Segment Note and the disaggregated income is presented in Note 32 Commission Income and Expenses. The Bank maintains loyalty plans associated with its credit cards, which under IFRS 15 “Revenue from ordinary activities from contracts with customers” have the necessary provisions to meet the delivery of the committed future performance obligations, or said obligations are settled immediately when they are generated. c. Non-financial income and expenses These are recognized under the criteria established in IFRS 15, 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued). d. Commissions in the origination of loans Financial fees and commissions arising from the origination of loans, mainly origination or research and information gathering fees are accrued and recognized in the Interim Consolidated Statements of Income over the life of the loan. 17. Provisions for credit risk on loans and receivables and contingent liabilities The Bank continuously evaluates the entire portfolio of loans and contingent loans, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and their loans based on payment and subsequent recovery. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 28

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio: • Individual assessment of debtors – This applies to debtors recognized as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis • Group assessment of debtors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to debtors that simultaneously meet the following conditions: i. The Bank has an aggregate exposure to the same counterparty of less than UF 20,000. The aggregate exposure is considered as the gross amount before provisions or other mitigation factors. It also includes residential mortgages in the calculation. Concerning off-balance sheet items (contingent loans), the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB. ii. Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio of loans assesses on a group basis. Group assessments are suitable for dealing with many transactions, each of a low amount, involving individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non- performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and its internal model for consumer loans. A. Provisions for individual assessments The individual assessment of a commercial loan debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity. The analysis of debtors focuses firstly on their credit quality. Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent loans after assigning them to one of the three portfolio statuses: Normal, Substandard or Impaired. The risk factors used in this analysis are the industry or sector, business situation, partners and management, the company's financial situation and ability to pay, and payment behavior. The portfolio categories and their definitions are as follows: 1. Normal Portfolio includes debtors in which their payment capacity will permit them to pay their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6. 2. Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories B1 to B4. 3. Impaired Portfolio includes debtors and their credits for which repayment is considered remote, as they show a deteriorated or no payment capacity. This portfolio includes debtors who have stopped paying their debts or with obvious indications that they will stop paying, as well as those that require a forced restructuring of debts, reducing the obligation or postponing the term of the principal or interest, and any debtor who is in arrears equal to or greater than 90 days in the payment of interest or capital. The classifications assigned to this portfolio are categories C1 to C6. Normal and Substandard Portfolio As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a probability of default and severity, which result in the expected loss percentages: Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 29

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Portfolio	Debtor's Category	Probability of Non-performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.00	0.0360
	A2	0.10	82.50	0.0825
	A3	0.25	87.50	0.2188
	A4	2.00	87.50	1.7500
	A5	4.75	90.00	4.2750
	A6	10.00	90.00	9.0000
Substandard Portfolio	B1	15.00	92.50	13.8750
	B2	22.00	92.50	20.3500
	B3	33.00	97.50	32.1750
	B4	45.00	97.50	43.8750

The first step to determine the amount of provisions is to assess the affected exposure, which comprises the book value of loans plus contingent loans, minus the amounts that are feasible to recover through the execution of financial collateral or other collateral covering the operations. To this exposure, the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value that can be realized from the disposal of the assets or equity instruments. If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to investment grade by a local or international rating agency recognized by the FMC.

Under no circumstances may an endorsed valuable be deducted from the exposure amount, a procedure applicable only in the case of financial guarantees or real collateral.

Notwithstanding the above, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors overdue by 90 days or more on a single payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness.

The impaired portfolio excludes: a) residential mortgage loans, with payments overdue less than 90 days; and b) loans to finance higher education granted according to Law No 20,027, that do not fulfil the non-performing conditions outlined in Circular No 3,454 of December 10, 2008.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, deducting the value of recoverable collateral and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Between 3% and 20%	10%
C3	Between 20% and 30%	25%
C4	Between 30% and 50%	40%
C5	Between 50% and 80%	65%
C6	More than 80%	90%

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 30

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued All the debtor's loans are maintained in the Impaired Portfolio until its payment ability is normalized, notwithstanding the charge-off of each loan that meets Title II of Chapter B-2 of the CASB. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met: i. The debtor has no obligations overdue with the Bank for 30 consecutive days or more. ii. The debtor has not been granted loans to refinance its obligations. iii. At least one of the payments includes the amortization of capital. iv. Two payments must already be made if the debtor has made partial loan payments in the last six months. v. If the debtor must make monthly payments, four consecutive installments must have been paid. vi. The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts. B. Provisions for group assessments Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student loan exposures and debtor exposures that simultaneously meet the following conditions: i. The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20,000. The aggregate exposure is considered gross of provisions or other mitigating factors and includes residential mortgage loans for its calculation. Concerning off-balance sheet items, the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB. ii. Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio evaluated under group assessment. To determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and contracted loan terms in order to establish, using technically sound estimates and prudential criteria, the payment behavior of the group and the recoveries of its non-performing loans. This is done using a model based on the characteristics of the debtors, payment history, outstanding loans and delinquency, among other relevant factors. The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate provisions for the group- assessed portfolio. These include commercial loans for debtors who are not individually assessed, residential mortgage loans and consumer loans (including installment loans, credit cards and overdraft facilities). This methodology helps to independently identify the portfolio's performance one year ahead and determines the provision necessary to cover the losses arising in the period of one year from the balance sheet date. Clients are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model). This is known as the profile assignment method. The profile assignment method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as non-performance, external credit behavior, sociodemographic variables, and a response variable that determines a customer's risk, which in this case is non-performance equal to or greater than 90 days. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP), also known as a Probability of Default (PD), and a recovery rate based on a substantiated historical analysis known as Loss Given Default (LGD). Therefore, once the client has been assigned a profile and a PNP and a LGD has been set for their type of loan, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and receivables from the customer, plus contingent loans, minus any amount that can be recovered by activating collateral (for loans other than consumer loans). Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the FMC for those types of loans. While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining adequate provisions to cover the portfolio's credit risk. Provisions must be made considering the higher value obtained between the respective standardized method and the internal method. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 31

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Standard method of provisions for group assessments

1. Residential mortgage portfolio

Under the CASB, the Bank applies the standard provisioning method for residential mortgages. Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (loan-to-value or LTV) that covers it.

The relevant provisioning factor according to delinquency and LTV is as follows:

LTV Range	Days past due at month-end	0	1-29	30-59	60-89	Impaired portfolio
	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
LTV ≤ 40%	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
40% < LTV ≤ 80%	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PNP(%)	2.515	27.93	52.58	79.6952	100
80% < LTV ≤ 90%	LGD (%)	21.5527	21.66	21.92	22.1331	22.231
	EL (%)	0.5421	6.0496	11.5255	17.639	22.231
	PNP(%)	2.74	28.43	53.08	80.3677	100
LTV > 90%	LGD (%)	27.2	29.03	29.59	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV= (Loan-to-Value Ratio) unpaid loan principal/value of the mortgage collateral.

EL = Expected loss

This standardized approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral.

If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all these loans will be assigned to the impaired portfolio, with provisions calculated for each according to their respective LTV percentages.

In the case of residential mortgage loans linked to housing and subsidy programs of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by a loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V). Therefore, the LM factors to be applied to the corresponding provisioning percentage are presented in the table below:

<table>
<tr><th colspan="3">Loss mitigation (LM) factor for loans with state auction insurance</th></tr>
<tr><th rowspan="2">LTV Range</th><th colspan="2">Segment V: Deeded house price (UF)</th></tr>
<tr><th>V<1,000</th><th>1,000< V <= 2,000</th></tr>
<tr><td>LTV <= 40%</td><td colspan="2" rowspan="2">100</td></tr>
<tr><td>40% < LTV <= 80%</td></tr>
<tr><td>80% < LTV <=90%</td><td>95</td><td>96</td></tr>
<tr><td>LTV > 90%</td><td>84</td><td>89</td></tr>
</table>

2. Commercial loan portfolio

Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student or other commercial loans.

Before implementing the standard method, the Bank used internal models to determine provisions for commercial loans assessed on a group basis.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 32

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i. Commercial leasing operations

For these operations the provision factor must be applied to the current value of commercial leasing operations (including the purchasing option at the end of the lease). Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and type of asset (%)		
Days past due at the end of the month	Type of asset	
	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-performing portfolio	100	100

Loss Given Default (LGD) applicable by LTV range and type of asset (%)		
LTV range (*)	Real estate	Non-real estate
LTV ≤ 40%	0.05	18.2
40% < LTV ≤ 50%	0.05	57
50% < LTV ≤ 80%	5.1	68.4
80% < LTV ≤ 90%	23.2	75.1
LTV > 90%	36.2	78.9

(*) LTV= Current value of operation/leased asset value

The LTV ratio will be determined considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective loan, considering any situations that may be causing temporary rises in the asset price at that time.

ii. Student loans

For these operations, the provision factor should be applied to the student loan and the exposure of the contingent loans, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month. When payment is due, the factor will also depend on the delinquency of the loan. For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20,027 (CAE) and, on the other hand, the CORFO guaranteed loans or other student loans.

Probability of Non-Performance (PNP) according to enforceability, delinquency and type of loan (%)			
Presents payment enforceability or interest at month-end	Days past due at month-end	Type of student loan	
		CAE	CORFO and others
Yes	0	5.2	2.9
	1-29	37.2	15
	30-59	59	43.4
	60-89	72.8	71.9
	Non-performing portfolio	100	100
No	N/A	41.6	16.5

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 33

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loss Given Default (LGD) and type of asset (%)		
Presents payment enforceability or interest at month-end	Type of student loan	
	CAE	CORFO and others
Yes	70.9	
No	50.3	45.8

iii. Other commercial loans and factoring

For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent loan exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (LTVC) securing them, as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and LTVC range (%)			
Days past due at month-end	Guarantee		No collateral
	LTVC ≤ 100%	LTVC > 100%	
0	1.86	2.68	4.91
1-29	11.6	13.45	22.93
30-59	25.33	26.92	45.3
60-89	41.31	41.31	61.63
Non-performing portfolio	100	100	100

Loss Given Default (LGD) applicable according to LTVC range (%)			
Collateral (with/without)	LTVC Range	Factoring and other commercial loans without responsibility of assignor	Factoring with responsibility of assignor
Collateral	LTVC ≤ 60%	5	3.2
	60% < LTVC ≤ 75%	20.3	12.8
	75% < LTVC ≤ 90%	32.2	20.3
	90% < LTVC	43	27.1
No collateral		56.9	35.9

The collateral used to calculate the LTVC ratio of this method may be of a specific or general nature or those that are simultaneously specific and general in nature. However, a collateral can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favor of the Bank and it only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors). The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation.

The following considerations must be taken into account when calculating the LTVC ratio:

i. Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The LTVC ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent loan exposure over the collateral's value.

ii. Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding LTVC jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent loan exposures over the general or specific guarantees that, according to the scope of the remaining coverage clauses, protect the loans considered in the numerator of the ratio mentioned above.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 34

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The amounts of collateral used in the LTVC ratio in (i) and (ii) should be determined according to the:

- The collateral's last valuation, whether in its appraisal or fair value, depending on the type of collateral in question. The criteria in Chapters 7-12 of the Updated Collection of Banking Regulations (from now on: UCBR) should be considered to determine fair value.
- Possible situations that could be causing temporary rises in the values of the collaterals.
- Limits to the amount of coverage established in their respective clauses.

3. *Consumer loan portfolio*

Expected Loss (EL), which corresponds to the product of Probability of Default (PD) and Loss Given Default (LGD), will be uniformly applied to all consumer loans and contingent loans that the borrower holds with the bank and its subsidiaries in Chile, including consumer leasing operations. In the case of contingent operations, the exposure measure must be calculated in accordance with the provisions set forth in Chapter B-3 of the CASB issued by the FMC, the latest update which was published on March 6, 2024 (Circular No. 2,346).

To define the value of the PNP, the following factors must be calculated for each borrower:

- Delinquency level at the bank: this corresponds to the maximum delinquency level (in days) in the consumer portfolio, including consumer leasing operations, that the borrower has with the bank at the end of the month for which provisions are being determined. For clients with more than one operation, the highest value among them will be used. This variable must be measured across all entities that make up the institution's global consolidated level.
- 30-day delinquency in the financial system: this indicates whether the borrower has at least one direct debt with delinquency equal to or greater than 30 days in any of the 3 months prior to the provisioning month. To construct this variable, the borrower's delinquency across all known credit providers should be considered, using the debtor list compiled by the FMC, as well as the Bank's own global consolidated data and various financial products. Only debts with communication restrictions under Law No. 19,628 on the Protection of Private Life should be excluded.
- Ownership of a mortgage loan: this variable identifies whether the borrower has a current residential mortgage loan in the financial system. For this, the Bank must use the most recent available information at the time provisions are calculated, considering the debtor list compiled by the FMC, in addition to the Bank's own global consolidated data.

Based on the above variables, the PNP is determined according to the following table:

	With a residential mortgage loan in the system		Without a residential mortgage loan in the system	
Maximum level of delinquency in the month and bank (interval in days that includes extremes)	No over due loans of more than 30 days in the system	With over due loans of more than 30 days in the system	No over due loans of more than 30 days in the system	With over due loans of more than 30 days in the system
0 and 7	3.3%	14.6%	6.6%	19.8%
8 and 30	20.4%	41.6%	30.6%	48.5%
31 and 60	50.2%	63.0%	65.1%	66.3%
61 and 89	62.6%	81.7%	72.3%	86.9%

If the borrower is in default (>90 days), the assigned PNP will be 100%.

To determine the value of the LGD, it must be identified whether the borrower has a residential mortgage loan in the system (as defined for PNP), and the type of loan involved. The LGD to be used is defined in the table below:

	Leasing operations and auto loans	Installments loans	Credit card, overdraft and other consumer loans
With residential mortgage loan in the system	33.2%	47.7%	49.5%
Without residential mortgage loan in the system	33.2%	56.6%	60.3%

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 35

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The assignment of the LGD value should follow these guidelines: • "Leasing operations and auto loans" include loans whose purpose is to finance the acquisition of personal-use vehicles, which are pledged as collateral in favor of the institution. This category also includes financial consumer leasing operations recorded under item 148000400 of the CASB of the FMC. • "Installment Loans" correspond to those recorded under item 148000100 of Chapter C-3 of the CASB (Consumer loans in installments), provided they were granted following the signing of a promissory note that clearly states the principal amount, term, interest rate, and number of installments, without a predefined use of the funds (unrestricted use by the borrower), and do not fall into the previous category. • If a loan does not fall under either of the two definitions above but is classified under line 148000000 (Consumer loans) of the CASB, the LGD value assigned to the “Credit cards, credit lines, and other consumer loans” category should be applied. C. Provisions for contingent loans Contingent loans are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis-à-vis third parties upon a future event to make a payment or a disbursement to be recovered from its clients. To calculate the provisions as indicated in Chapter B-1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below: Type of loan Credit Translation Factors (CTF) Immediately repayable unrestricted credit lines 10% Contingent loans linked to student loan (CAE) 15% Letters of credit for goods movement operations 20% Other unrestricted credit lines 40% Debt purchase commitments in local currencies abroad 50% Transactions related to contingent events 50% Guarantees and sureties 100% Other credit commitments 100% Other contingent loans 100% In the case of transactions with clients with non-performing loans, such exposure shall always equal 100% of their contingent loans. D. Collateral and credit enhancements Collateral is only considered in calculating provisions when they are legally established and when the conditions allowing their eventual activation or settlement in the Bank's favor are met. Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses in the event of a debtor's non- performance. For mortgages and pledges on goods, the Bank undertakes analyses that reflect the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values. Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least 3 years prior. The Bank has the necessary collateral revaluation standards in place. Financial collateral, measured through fair value adjustments, may only be deducted from credit risk exposures when they are provided to secure the performance of the credits concerned. The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs. Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation. Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 36

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued E. Additional provisions According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. As set out in number 9 of Chapter B-1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims. F. Provisions related to financing with FOGAPE guarantee Covid-19 The FMC requested that specific provisions be determined for loans secured by the FOGAPE Covid-19 guarantee, for which the expected loss must be determined. This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B-1. This calculation must be made on an aggregate basis, grouping all transactions to which the same deductible percentage is applicable. Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them. When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid-19 guarantee, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor. When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4.1(a) of Chapter B-1 and shall be recognized in accounts separate from commercial, consumer and residential mortgage provisions. G. Provisions established for credit risk as a result of supplementary prudential requirements This corresponds to the provisions for credit risk required by the Committee’s prudential instructions in relation to credit risk management assessments under Chapters 1-13 of the UCBR and that do not qualify as provisions established per the definitions in Chapter B-1 of the CASB. H. Distressed loans and suspension of accrual Distressed loans, in the case of individual assessment, is made up of the loans classified in the Impaired Portfolio plus categories B3 and B4 of the Substandard Portfolio. In the case of group assessment, it includes the credits of the Impaired Portfolio. The Bank ceases to recognize income on an accrual basis in the Interim Consolidated Statements of Income when the loan or one of its installments is 90 days overdue. From the date interest is suspended until they are no longer impaired, loans shall not be credited with interest, adjustments or fees in the Interim Consolidated Statements of Financial Position. No income from such loans shall be recognized in the Interim Consolidated Statements of Income unless effectively received. I. Charge-offs As a general rule, charge-offs should be applied when the contractual rights to the cash flows expire. The charge-offs in question refer to the derecognition in the Interim Consolidated Statements of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in installments or a leasing transaction (there are no partial charge-offs). This includes overdue, past-due and current installments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency. Charge-offs are always booked against the credit risk provisions set up under Chapter B-1 of the CASB, regardless of the reason for the write-off. Charge-offs should be carried out in the following circumstances, whichever occurs first: 1. Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded as an asset. 2. When an unencumbered claim is 90 days old since it was registered as an asset. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 37

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 3. Upon expiration of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision. 4. When the period of arrears of a transaction reaches the time limit for charge-offs set out below: Type of loan Term Consumer loans with or without collateral 6 months Other transactions without collateral 24 months Commercial loans with collateral 36 months Mortgage loans 48 months Consumer leasing 6 months Other non-mortgage leasing transactions 12 months Mortgage leasing (household and business) 36 months J. Recovery of loans previously written off and receivables from clients Subsequent payments on written-off transactions shall be recognized in the profit or loss statement as recoveries of charged-off loans. When a recovery is perceived in the form of an asset received in lieu of payment, the income is recognized as the amount by which they are incorporated into the asset under the provisions of the Chapter of the CASB regarding Assets Received or Awarded in Lieu of Payment. The same approach is followed if the leased goods are recovered after a leased transaction is written off when such goods are incorporated as an asset. 18. Impairment of financial assets other than loans and receivables and contingent loans The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at amortized cost other than loans and contingent receivables. The estimate involves calculating the potential credit losses that could be observed on a financial instrument due to differences between the future cash flows under the original contract and the cash flows expected to be received, always ensuring at all times that the results obtained are appropriate to the reality of the transactions, the current economic environment and the available forward-looking information. This model uses a dual measurement approach in which the impairment provision is measured as follows: • Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date. • Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument. At each reporting date, an entity must measure the provision as equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months'. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 38

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition, as well as considering reasonable and tenable information made available without unnecessary cost or effort, indicating the growth of credit risk since its initial recognition (on a group or individual basis). Based on changes in credit quality, IFRS 9 describes a 'three-step' impairment model according to the following diagram: Change in credit quality since initial recognition Phase 1 Phase 2 Phase 3 Initial recognition Significant increase in credit risk since initial recognition Credit-impaired assets Credit loss expected in 12 months Lifetime credit loss Lifetime credit loss Reasonable and tenable information refers to information readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions. When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator. Measurement of expected credit loss Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are: • PNP: The probability of default estimates the probability of non-performance over a given time frame. • LGD: Loss-given default estimates the loss that would occur in the event of a default at a given time. • EAD: Exposure at default is an estimate of the exposure at a future date of non-performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults. The parameters used for the calculation of impairment provisions were developed based on the structure of the internal models used and take into account the experience acquired in the regulatory and management areas, as well as the stages in which each financial asset is classified, including forward-looking information, point-in-time (PIT) view, multiple scenarios, calculation of losses for the entire life of the operation through lifetime PNP, among others. Collateral and other credit enhancements are considered to measure expected credit loss. Determination of a significant increase in risk For the classification in phase 2, an assessment of whether there is a significant increase in credit risk (SICR) from the initial recognition of the transactions is undertaken. For this, a series of principles that ensure that all financial instruments are subject to this assessment is used, which considers the particularities of each portfolio and type of product based on various quantitative and qualitative indicators. All of this is subject to the expert judgment of analysts, who set the thresholds under appropriate management integration and implement it under the approved governance. The judgment and criteria used to establish thresholds are based on several principles. The principles are as follows: • Universal: all financial instruments with a credit rating must be assessed for their potential SICR. • Proportional: the definition of the SICR should consider each portfolio's particularities. • Materiality: its implementation should also be consistent with each portfolio's relevance to avoid unnecessary cost or effort. • Holistic view: the selected approach should combine the most relevant aspects of credit risk (i.e. quantitative and qualitative). • Application of IFRS 9: the approach should consider the features of IFRS 9, focusing on a comparison with credit risk at initial recognition and considering forward-looking information. • Risk management integration: criteria should be consistent with those metrics considered in day-to-day risk management. • Documentation: Appropriate documents must be prepared Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 39

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued To classify a financial instrument in phase 2, we consider the following criteria: • Quantitative criteria: changes in the risk of a default occurring over the expected life of the financial instrument are analyzed and quantified relative to its level of credit risk at inception. For this purpose, quantitative thresholds have been defined for the portfolios. These thresholds can be expressed as an absolute or relative increase in the probability of default. • Qualitative criteria: using expert judgment, we use various indicators aligned with those used in ordinary credit risk management (defaults over 30 days, refinancing, etc.). • Definition of default: this definition entails the application of various criteria to classify exposures as phase 3, including transactions in default for 90 consecutive days or identifying other criteria that demonstrate that the counterparty can meet all of its financial obligations. • Expected life of the financial instrument: we estimate the expected life of a financial instrument considering all contractual terms (e.g. prepayments, duration, repurchase agreements, etc.). Recognition of expected credit loss An entity shall recognize in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or releases) by which the value is adjusted given the losses that have occurred by the reporting date to capture the amount that requires recognition accurately. For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value. Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and results at each reporting date. In the case of assets measured at amortized cost, impairment is presented through a complementary account that reduces the asset's value. 19. Impairment of non-financial assets The Bank's non-financial assets are reviewed at each reporting date of the Interim Consolidated Financial Statements for indications of impairment (i.e., when the carrying amount exceeds the recoverable amount). If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss. The recoverable amount is the higher of fair values minus disposal costs and value in use. In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be lower than its carrying amount, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in profit or loss. In relation to other assets, impairment losses recognized in prior periods are evaluated at each reporting date for any indication that the loss has decreased and should be reversed. The increase in the carrying value of an asset other than goodwill attributed to a reversal of the impairment loss will not exceed the carrying amount that could have been obtained (net of amortization or depreciation) if an impairment loss had not been recognized for said asset in previous periods. The impairment loss recognized in goodwill will not be reversed. 20. Provisions, contingent assets and liabilities Provisions are liabilities whose amount or maturity are uncertain. These provisions are recognized in the Interim Consolidated Statements of Financial Position when all the following requirements are met: i. It is a current obligation (legal or constructive) as a result of past events and, ii. as of the publication date of the financial statements, the Bank will probably have to expend resources to settle the obligation and; iii. the amount of these resources can be reliably measured. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 40

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events. These are only confirmed if one or more uncertain future events occurs, which are not within the Bank's control. The Interim Consolidated Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced. Provisions are classified according to the obligation covered as follows: • Provisions for employee benefit obligations. • Provisions for lawsuits and litigations. • Provisions for operational risk. • Provisions for mandatory dividends. • Provisions for contingent loan risks. • Provisions for contingencies. 21. Income tax and deferred taxes The Bank recognizes, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases. Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realized or settled according to current tax legislation. The future effects of tax legislation or tax rate changes are recognized in deferred taxes from when the law approving such changes is published. Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities. In addition, the monthly provision payments to be recovered for profits absorbed by tax losses should be included. In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation. For presentation in the Interim Consolidated Statements of Financial Position, in accordance with IAS12, tax positions should be offset at the individual taxable entity level, as appropriate, and the resulting net balances for each taxable entity should then be aggregated at the consolidated level. 22. Employee benefits i. Post-employment benefits – Defined Benefit Plan: According to the current collective labor covenant and other agreements, Banco Santander-Chile has an additional benefit available for its main executives, consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon retirement. Plan Features: The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are: i. Aimed at the Bank's upper management. ii. The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old. iii. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. Periodic contributions will equal the amount each manager commits to their voluntary contribution plan. iv. The Bank will be responsible for granting the benefits directly. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 41

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued To determine the present value of the defined benefit obligation and the current service cost, the projected unit credit method is used. The components of defined benefit cost include: • Current and past service costs are recognized in profit or loss for the period. • Net interest over the net defined benefit liability (asset), recognized in profit or loss for the period. • The new net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognized in other comprehensive income. The net defined benefit liability (assets) is the deficit or surplus, calculated as the difference between the defined benefit obligation's present value minus the plan assets' fair value. The plan assets comprise the insurance policies contracted by the Bank through an unrelated third party. These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits. The Bank recognizes the present service cost and the net interest in the item "Expenses from obligations to employees" in the Interim Consolidated Statements of Income. The plan's structure does not generate actuarial gains or losses. The plan's performance is established and fixed during the period; consequently, there are no changes to the asset's ceiling. Accordingly, there are no amounts recognized in other comprehensive income. The post-employment benefits obligation recognized in the Interim Consolidated Statements of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions. When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions to these plans decreases. ii. Severance payments: Severance payments for years of employment are recorded only when they effectively occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented, its principal features have been publicly announced, or objective facts about its activation are known. iii. Cash-settled share-based payments The Bank allocates cash-settled share-based payments to certain executives of the Bank and its Subsidiaries under IFRS 2: Share- based payments. Accordingly, the Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognizing any change to fair value in the income statement for the period. 23. Use of Estimates Preparing the Interim Consolidated Financial Statements requires the Bank's Management to make estimates and assumptions that affect the application of the accounting standards and the reported values of assets, liabilities, revenues and expenses. Accordingly, actual results may differ from these estimates. In certain cases, the generally accepted accounting standards require that assets or liabilities be recorded or disclosed at their fair value. The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used for measurement. When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques. The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC. These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Interim Consolidated Statements of Income. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 42

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Loans are written off when the contractual rights for the cash flows expire. Nevertheless, the Bank will charge off per Title II of Chapter B-2 of the CASB issued by the FMC for loans and accounts receivable from clients. Charge-offs are recorded as a reduction of credit risk provisions. The Bank's Management regularly reviews the relevant estimates and assumptions to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period the estimate is revised and in any future period affected. These estimates are based on the best available information and mainly refer to the following: • Allowances for loan loss (Notes N° 13 and 41). • Impairment loss on certain assets (Notes N°11, 13, 15, 16, 17, 39 and 40). • The useful lives of tangible and intangible assets (Notes N° 15, 16 and 17). • The fair value of assets and liabilities (Notes N° 8, 11, 12, 21 and 44). • Commitments and contingencies (Note N° 29). • Current and deferred taxes (Note N°18). 24. Earnings per share Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt. As of June 30, 2026, and 2025, and as of December 31, 2025, the Bank did not hold any instruments that have a dilutive effect on equity. 25. Temporary acquisition (assignment) of assets Purchases (sales) of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Interim Consolidated Statements of Financial Position as a financial assignment (receipt) based on the nature of the debtor (creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Loans and receivables from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits'). The difference between the purchase and sale prices is recorded as financial interest over the contract's life. 26. Assets and investment funds managed by the Bank The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander S.A. Sociedad Securitizadora) that are owned by third parties are not included in the Interim Consolidated Statements of Financial Position. The commissions generated by this activity are included in the balance of 'Fee and commission income' in the Interim Consolidated Statements of Income. 27. Provision for mandatory dividends The Bank recognizes a liability (provision) for minimum or mandatory dividends based on the provisions of Article 79 of the Chilean Corporations Law (Ley de Sociedades Anónimas), consistent with the Bank’s internal dividend policy, which stipulates that at least 30% of net income for the year shall be distributed, unless otherwise agreed at the respective Shareholders’ Meeting by the unanimous vote of the issued shares. For 2026 and 2025, the percentage used for the minimum dividend provision is 60%. This provision is recorded as a reduction of “Retained earnings” under the caption “Provision for dividends, interest payments and revaluation of equity financial instruments” within the Interim Consolidated Statements of Changes in Equity. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 43

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 1. Pronouncements issued and adopted As of the date these Interim Consolidated Financial Statements were published, the new accounting pronouncements issued by both the FMC and the International Accounting Standards Board, which the Bank has fully adopted, are set out below: a. Accounting Standards issued by the Financial Markets Commission. NCG No. 537 – Amends Chapter 8-41 of the Updated Compilation of Bank Regulations (UCBR) and Circular No. 1 for Non-Bank Card Issuers regarding the determination of a formula for calculating the minimum payment amount on credit cards, and the exceptional situations in which debtors will be released from this obligation. On June 4, 2025, the FMC issued this amendment, aimed at including a formula for calculating the minimum payment amount on credit cards. NCG No. 537 amends Chapter 8-41 of the UCBR and Circular No. 1 for Non-Bank Issuers. The amendment to Chapter 8-41 of the UCBR includes a new section 5, “Special rules on credit cards”, which establishes a formula and the variables to be considered in calculating the minimum amount that borrowers of money credit operations —originating from the use of credit cards through a revolving or consolidated credit line— must pay monthly to avoid delinquency. The minimum payment is the lowest amount the cardholder must pay each month to remain current. The mathematical formula consists of a percentage of the total billed amount, which requires defining the “non-financeable amount” (NFA) and the “financeable amount” (FA), where: Minimum Payment ≥ (100% × NFA) + (5% × FA) This regulation came into force on June 4, 2025 with gradual application starting 12 months after its publication, following the mathematical expression for calculation set out in NCG No. 537. The Bank has completed the implementation of this regulation, within the established deadlines. b. Accounting Standards Issued by the International Accounting Standards Board. Amendment to IFRS9 and IFRS7 - amendment to the Classification and Measurement of Financial Instruments. The modifications are: Amendments to IFRS 9 – Classification of Financial Assets: - Financial assets with ESG and similar features: Financial assets with contingent events may pass the SPPI Test if their cash flows are SPPI both before and after the contingent event, and the cash flows do not differ significantly from those of a similar asset without such a contingent event. - Derecognition of financial liabilities settled through electronic transfer: An accounting policy option is allowed to derecognize such liabilities before the settlement date if certain conditions are met. If this option is chosen, it must be applied to all agreements settled through the same electronic payment system. Amendments to IFRS 7: - Investments in equity instruments designated at fair value through OCI: Entities must disclose the fair value result presented in OCI during the period, distinguishing the result from changes in fair value from the result due to derecognition. - Contractual terms that may change the timing or amount of contractual cash flows: Disclosure is required for contractual terms that may modify the timing or amount of cash flows upon the occurrence (or non-occurrence) of a contingent event that is not directly related to changes in basic lending risks or costs. This applies to assets measured at amortized cost or fair value through OCI and to financial liabilities measured at amortized cost. These amendments are effective for annual periods beginning on or after January 1, 2026. Early application is permitted. The Bank has determined that there are no significant impacts related to the adoption of this standard. Annual Improvements to IFRS – Volume 11. This standard, issued on July 18, 2024, by the International Accounting Standards Board (IASB), addresses minor but necessary non-urgent amendments to the following five Standards: IFRS 1 – First-time Adoption of International Financial Reporting Standards IFRS 7 – Financial Instruments: Disclosures IFRS 9 – Financial Instruments IFRS 10 – Consolidated Financial Statements IAS 7 – Statement of Cash Flows Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 44

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued The published amendments will be effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Bank has determined that there are no significant impacts related to the adoption of this standard. IFRS 9 and IFRS 7 – Renewable Energy Power Purchase Agreements. Issued on December 18, 2024, the amendments include: Amendments to IFRS 9 – Financial Instruments: - The own-use requirements in IFRS 9 have been modified to include factors that an entity must consider when applying the scope of IFRS 9 (paragraph 2.4) to renewable energy power purchase agreements, for both the purchase and receipt of renewable electricity. - The hedge accounting requirements have also been amended to allow an entity to use a renewable electricity contract as a hedging instrument by designating a variable volume of forecast electricity transactions as the hedged item, provided specified criteria are met, and measuring the hedged item using the same volume assumptions as those used for the hedging instrument. Amendments to IFRS 7 – Financial Instruments: Disclosures: - Specific qualitative and quantitative disclosure requirements are introduced for electricity contracts, depending on their nature and specified characteristics. The published amendments will be effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted. The Bank has determined that there are no impacts arising from this standard. 2. Issued pronouncements which have not yet been adopted As of the reporting date of these Interim Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as their interpretation and the FMC standards, which were not mandatory as of June 30, 2026. Accordingly, while the IASB permits an early application in some cases, the Bank has not undertaken its application by such date. a. Accounting Standards issued by the Financial Markets Commission There are no new FMC regulations that apply to the present Consolidated Interim Financial Statements. b. Accounting Standards issued by the International Accounting Standards Board IFRS 18 – Presentation and Disclosures in Financial Statements. On April 9, 2024, the IASB issued IFRS 18, which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements aimed at improving the information on financial performance and providing a better basis for analyzing and comparing companies: • Improved comparability of the statement of profit or loss • Greater transparency of management-defined performance measures • More useful aggregation of information in the financial statements IFRS 18 becomes effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. The Bank is in the process of analyzing this standard. IFRS 19 Subsidiaries without Public Accountability: Disclosures. This standard specifies the disclosure requirements applicable to subsidiaries that do not have public accountability and whose parent prepares consolidated financial statements that are publicly available and comply with IFRS Accounting Standards. On August 19, 2025, amendments were issued permitting subsidiaries without public accountability to apply IFRS Accounting Standards with reduced disclosure requirements, thereby exempting them from most of the disclosure requirements contained in other IFRS Accounting Standards. These amendments enable eligible subsidiaries to reduce their disclosure requirements and align the standard's effective date. With these updates, IFRS 19 has been aligned to incorporate disclosure requirements issued up to January 1, 2027, when the standard will become fully effective. This standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The Bank is currently assessing the impact of this standard. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 45

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21). Through amendments issued on November 13, 2025, the IASB amended IAS 21 to clarify how an entity translates its financial statements when the presentation currency (rather than the functional currency) is hyperinflationary. These amendments address a gap in the previous requirements, which only addressed hyperinflation in the functional currency. The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The Bank has assessed that these amendments are not applicable to the Bank under the current circumstances. Amendments to IAS 28: Amendments relating to the Fair Value Option for Investments in Associates and Joint Ventures. Through amendments issued on June 26, 2026, the IASB made targeted amendments to clarify which investments in associates and joint ventures may be measured using the fair value option provided in IAS 28 Investments in Associates and Joint Ventures. The IASB identified diversity in practice regarding the interpretation of the scope of investments to which this option applies. Consequently, the amendments clarify that entities whose principal business activity consists of investing in specific types of assets (as listed in paragraph 49(a) of IFRS 18) may elect to measure an investment in an associate or a joint venture at fair value through profit or loss in accordance with IFRS 9. These amendments will become effective when an entity first applies IFRS 18. The Bank is currently assessing the scope of these amendments in the context of its IFRS 18 implementation. NOTE 04 - ACCOUNTING CHANGES As of the date these Interim Consolidated Financial Statements were issued, there were no accounting changes to disclose. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 46

NOTE 05 - SIGNIFICANT EVENTS As of June 30, 2026, the following events have been recorded that in the opinion of the Bank's management are relevant and that have influenced the Bank's operations in the Interim Consolidated Financial Statements. Board of Directors On March 24, 2026, at an ordinary meeting of the Board of Directors, the Board agreed to convene an Ordinary Shareholders' Meeting for April 28, 2026 , in order to propose a distribution of profits and payment of dividend of 60% of the accumulated profits as of December 31, 2025, equivalent to $3.35334632 per share and to propose that the remaining 40% of the profits to be used to increase reserves and/or retained earnings. In addition, an Extraordinary Shareholders’ Meeting has been called for April 28, 2026, to be held immediately following the conclusion of the Ordinary Shareholders’ Meeting, primarily to consider amendments to the Bank’s bylaws to align them with gender parity regulations and to eliminate the position of Second Vice Chairman of the Board of Directors. Additionally, at the aforementioned meeting, the Board acknowledged the resignation of Mr. Claudio Melandri Hinojosa as a director and Chairman of the Bank’s Board of Directors and appointed Mr. Rodrigo Vergara Montes as the new Chairman, effective immediately. The position of director will remain vacant until the election of the Board of Directors to be held on the date indicated above. Annual Shareholders' Meeting At the Annual Shareholders' Meeting of Banco Santander-Chile held on April 28, 2026, in addition to approving the 2025 consolidated financial statements, shareholders approved the distribution of 60% of the net income for the year ("Profit attributable to the Bank's shareholders"), which amounted to Ch$1,053,209 million. This distribution represents a dividend of Ch$3.533346317 per share, for a total distribution of Ch$631,925 million. Shareholders also approved allocating the remaining 40% be, in part, destined to increase Retained Earnings from prior years by the amount required to cover the payment of the next three interest coupons on perpetual bonds, totaling Ch$29,904 million, and to increase the Bank's Reserves and Other Retained Earnings by Ch$391,380 million. At the same Annual Shareholders' Meeting, shareholders approved the appointment of PricewaterhouseCoopers Consultores Auditores as the Bank's external auditor for fiscal year 2026. In addition, the following individuals were elected as principal directors: Rodrigo Vergara Montes (Independent), Orlando Poblete Iturrate (Independent), Félix de Vicente Mingo (Independent), Blanca Bustamante Bravo (Independent), José Francisco Doncel Razola, Mónica López-Monis Gallego, Gloria Hutt Hesse (Independent), María Francisca Yañez Castillo (Independent), and Juan Benavides Feliú (Independent). Alfonso Gómez and Juan Pedro Santa María, both independent, were elected as alternate directors Subsidiaries On January 27, 2026, at the Extraordinary Shareholders’ Meeting of Banco Santander-Chile, it was agreed to accept the offer and conditions proposed by Getnet Payments, S.L. to Banco Santander-Chile and Santander Asesorías Financieras Limitada S.A. for the acquisition of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. On February 2, 2026, Banco Santander Chile and Santander Asesorías Financieras Limitada executed the purchase and sale agreement through which they sold 49.98% and 0.01%, respectively, of the shares of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. to Getnet Payments S.L. As a result of this transaction, Banco Santander Chile retained control of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., maintaining ownership of 50.01% of the shares. The sale price amounted to Ch$68,000 million, generating a net effect on equity attributable to the Bank’s owners of Ch$26,107 million. On June 25, 2026, Santander Asesorías Financieras Limitada changed its corporate name to Santander Consumer Leasing Limitada, and its corporate purpose was amended to engage in leasing transactions involving all types of tangible movable property. The company approved the distribution of profits totaling Ch$1,281 million, of which Ch$1,269 million was distributed to Banco Santander-Chile and Ch$12 million to Santander Chile Holding S.A. In addition, the company increased its share capital by Ch$1,281 million. Accordingly, as of June 30, 2026, the share capital of Santander Consumer Leasing Limitada amounted to Ch$1,632 million. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 47

NOTE 05 - SIGNIFICANT EVENTS, continued Bond Issuances On January 8, 2026, with settlement on January 15, 2026, the Bank issued a U.S. dollar-denominated bond in the amount of USD 500 million, maturing on November 20, 2030. The bond carries a coupon rate of 4.55% and was issued at a yield of 4.558%, representing a spread of 82 basis points over the five-year U.S. Treasury note. The bond was offered pursuant to Rule 144A and Regulation S under the U.S. Securities Act. During 2026, the Bank registered bond issuances with the FMC totaling UF 6,562,000, Ch$248,500 million and USD 530 million. Details of the bond issuances completed during the year are presented in Note 22 Additional provisions At the Board meeting held on January 27, 2026, the release of additional provisions related to the commercial loan portfolio amounting to Ch$18,000 million was approved. At the Board meeting held on March 24, 2026, the release of additional provisions related to the commercial and mortgage loan portfolios amounting to Ch$4,000 million and Ch$1,000 million, respectively, was approved. Basel III In January 2026, the FMC reported that, as a result of the supervisory review process evaluating the business models of each banking institution, its Board resolved, in the case of Banco Santander, to maintain the capital charge already in place since June 2025 of 0.13%, representing a decrease from the previous requirement of 0.25%. On March 30, 2026, the FMC announced that its Board approved the annual designation of domestic systemically important banks (D-SIBs) in Chile and the corresponding additional requirements, in accordance with the General Banking Law and Chapter 21-11 of the UCBR. Applying the established methodology, with the prior favorable agreement of the Central Bank of Chile, the same institutions as in the previous period retained their systemic designation. The FMC agreed to maintain the additional CET1 capital requirement equivalent to 1.5% of risk-weighted assets for Banco Santander-Chile. In consideration of the applicable phase-in schedule, the additional CET1 capital requirement arising from this concept must be fully constituted by December 2026. On May 18, 2026, the Central Bank of Chile (BCCh) decided to continue the convergence of the Countercyclical Capital Buffer (CCyB) to its neutral level by setting it at 1.0% of risk-weighted assets over a 24-month implementation period. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 48

NOTE 06 - REPORTING SEGMENTS The Bank manages and measures the performance of its operations by business segments. Segment information is based on the internal management reporting system according to the segments established by the Bank. Transactions between segments are conducted under normal commercial terms and conditions. The assets, liabilities and results of each segment include items directly attributable to the relevant segment, as well as those that can be allocated on a reasonable basis. A business segment comprises customers to whom a differentiated product offering is directed, but who are homogeneous in terms of performance and whose results are measured on a similar basis. As of March 31, 2026, the Bank modified the identification of its operating segments in order to reflect changes in its internal management structure and in the manner in which the chief operating decision maker (“CODM”) evaluates performance and allocates resources. Accordingly, comparative information has been restated for consistency with the presentation of the current period. Management believes that this new presentation provides more relevant information to users of the financial statements. In order to achieve the strategic objectives established by senior management and adapt to changing market conditions, the Bank periodically makes adjustments to its organizational structure. These changes, in turn, impact to a greater or lesser extent the manner in which the Bank is managed and administered. Accordingly, this disclosure provides information on how the Bank is managed as of June 30, 2026. The Bank is composed of the following business segments: Retail & Commercial Banking Retail Retail represents the Bank’s largest business line and focuses on individuals (retail customers) and SMEs. It includes individual customers from the high-, middle- and lower-income segments, as well as SMEs, small businesses and merchants (with annual net sales of up to approximately Ch$4 billion). These segments are offered a broad range of products and services, including consumer loans, credit cards, mortgage loans, debit cards, checking accounts, savings products (mutual funds, brokerage services and time deposits) and insurance products. In addition, SME customers are offered government-guaranteed loans, leasing and factoring products. The vast majority of these customers are served through the Bank’s branch network. Commercial Commercial includes legal entity customers corresponding to medium-sized companies (with annual sales above approximately Ch$4 billion), as well as large corporations, real estate companies and institutions. This business area focuses on financing customers’ economic activities through sophisticated services such as Cash Management, Trade Finance and Financial Advisory services, among others, offering a wide range of products including commercial loans in local and foreign currency, foreign trade financing, leasing, factoring, confirming services and corporate credit lines, among others. Wealth Management & Insurance This division comprises the Investment, Insurance and Private Banking businesses and is also responsible for coordinating the distribution of the Group's investment products and services across the other Santander Group divisions in Chile. Through Santander Insurance, the Bank offers a broad range of protection products for both individuals and businesses, including health, life, travel, savings, personal protection, motor vehicle and unemployment insurance, among others. The Private Banking business, operating under Santander Private Bank, serves high-net-worth clients and offers transactional products and services (including loans, credit cards, trade finance, and equity trading), as well as value-added services such as international investment accounts, structured funds, alternative investment funds, wealth management, and open-architecture investment solutions. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 49

NOTE 06 - REPORTING SEGMENTS, continued Corporate & Investment Banking (CIB) This segment offers a broad range of products, including commercial loans, leasing, factoring, foreign trade financing, credit cards, checking accounts, transactional services, treasury services, financial advisory services, investment banking, savings products, mutual funds and insurance products for corporate clients and large financial institutions. This business also includes the Treasury Division, which provides sophisticated financial products primarily to wholesale banking and corporate banking clients. These products include short-term funding and deposit products, brokerage services, derivatives and other tailor-made products designed to meet customers’ needs. The Treasury area also manages position intermediation activities, as well as the Bank’s proprietary investment portfolio. Payments Payments groups together digital payment solutions focused on merchant acquiring and transaction services through point-of-sale (“PoS”) terminals. It provides global technological solutions for Banco Santander Chile and new clients in the open market. The principal local business included in this segment is Getnet. Digital Consumer Bank Digital Consumer Bank includes all consumer financing activities related to automotive and fleet financing. The principal business within this segment is the subsidiary Santander Consumer Finance. The accounting policies of the segments are the same as those described in the summary of significant accounting policies and have been tailored to satisfy the Bank’s management reporting needs. The Bank derives most of its revenues from net interest income, fee and commission income and results from financial transactions. The chief operating decision maker for each segment primarily uses net interest income, fee and commission income and provision expense to evaluate segment performance and make decisions regarding the allocation of resources to each segment. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 50

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 06 - REPORTING SEGMENTS, continued

The tables below show the Bank's balances by business segment as of June 30, 2026, and 2025:

	For the six-month period ended June 30, 2026											
	Loans and receivables from clients at Amortized Cost (1)	Loans and receivables from clients at FVOCI(2)	Demand and time deposits (3)	Net interest and readjustment income	Net fee income	Net financial result (4)	Provisions	Support Expenses (5)	Other op.income and expenses (6)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments												
Retail & Commercial	37,106,620	445,216	20,882,379	897,513	205,215	74,603	(275,726)	(350,475)	(16,721)	**534,409**	(46,756)	**487,653**
Retail	27,436,358	469,916	13,239,954	643,515	166,668	39,506	(192,954)	(290,587)	(18,708)	**347,440**	(30,398)	**317,042**
Commercial	9,670,262	(24,700)	7,642,425	253,998	38,547	35,097	(82,772)	(59,888)	1,987	**186,969**	(16,358)	**170,611**
Wealth Management & Insurance	1,001,496	4,438	3,229,979	29,836	16,719	2,774	1,151	(17,616)	(592)	**32,272**	(8,714)	**23,558**
Corporate and Investment Banking	2,184,165	100	8,278,433	119,346	23,284	79,436	4,746	(56,541)	(1,539)	**168,732**	(45,558)	**123,174**
Payments	-	-	-	340	42,704	(1,149)	(3)	(21,533)	1,380	**21,739**	(5,870)	**15,869**
Digital Consumer Bank	1,134,347	-	-	63,467	8,400	-	(15,751)	(16,269)	(9,648)	**30,199**	(8,154)	**22,045**
Totals	**41,426,628**	**449,754**	**32,390,791**	**1,110,502**	**296,322**	**155,664**	**(285,583)**	**(462,434)**	**(27,120)**	**787,351**	**(115,052)**	**672,299**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks.

(2) Loans receivable from clients at fair value through other comprehensive income.

(3) Includes deposits, demand liabilities, and other time deposits.

(4) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(5) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization and impairment.

(6) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 51

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 06 - REPORTING SEGMENTS, continued

	As of June 30, 2026			For the quarter ended June 30, 2026								
	Loans and receivables from clients at Amortized Cost (1)	Loans and receivables from clients at FVOCI(2)	Demand and time deposits (3)	Net interest and readjustment income	Net fee income	Net financial result (4)	Provisions	Support Expenses (5)	Other op.income and expenses (6)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments												
Retail&Commercial	37,106,620	445,216	20,882,379	507,437	96,854	44,146	(119,114)	(180,899)	(11,420)	**337,004**	(28,371)	**308,633**
Retail	27,436,358	469,916	13,239,954	345,530	78,414	23,956	(103,974)	(149,654)	(11,885)	**182,387**	(15,026)	**167,361**
Commercial	9,670,262	(24,700)	7,642,425	161,907	18,440	20,190	(15,140)	(31,245)	465	**154,617**	(13,345)	**141,272**
Wealth Management & Insurance	1,001,496	4,438	3,229,979	15,143	8,505	1,853	605	(9,087)	(56)	**16,963**	(4,580)	**12,383**
Corporate and Investment Banking	2,184,165	100	8,278,433	65,871	10,756	24,819	(1,204)	(28,909)	(417)	**70,916**	(19,148)	**51,768**
Payments	-	-	-	181	20,017	(412)	(3)	(10,030)	(94)	**9,659**	(2,608)	**7,051**
Digital Consumer Bank	1,134,347	-	-	32,343	5,258	-	(7,090)	(8,371)	(5,717)	**16,423**	(4,436)	**11,987**
Totals	**41,426,628**	**449,754**	**32,390,791**	**620,975**	**141,390**	**70,406**	**(126,806)**	**(237,296)**	**(17,704)**	**450,965**	**(59,143)**	**391,822**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks.

(2) Loans receivable from clients at fair value through other comprehensive income.

(3) Includes deposits, demand liabilities, and other time deposits.

(4) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(5) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization and impairment.

(6) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 52

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 06 - REPORTING SEGMENTS, continued

	As of December 31, 2025			For the six-month period ended June 30, 2025								
	Loans and receivables from clients at AC (1)	Loans and receivables from clients at FVOCI(2)	Demand and time deposits (3)	Net interest and readjustment income	Net fee income	Net gains on financial transactions (4)	Provisions	Support Expenses (5)	Other op.income and expenses (6)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments												
Retail &Commercial	36,788,126	289,203	20,078,285	843,556	204,350	57,134	(267,088)	(375,096)	(25,714)	**437,142**	(42,130)	**395,012**
Retail	26,135,083	266,494	11,886,546	646,836	169,269	32,195	(230,753)	(322,297)	(22,544)	**272,706**	(26,282)	**246,424**
Commercial	10,653,043	22,709	8,191,739	196,720	35,081	24,939	(36,335)	(52,799)	(3,170)	**164,436**	(15,848)	**148,588**
Wealth Management & Insurance	924,691	-	3,177,990	30,094	14,224	2,011	(4,393)	(16,861)	(242)	**24,833**	(6,705)	**18,128**
Corporate and Investment Banking	2,139,201	2,462	7,313,098	102,961	24,321	76,032	137	(52,075)	(650)	**150,726**	(40,696)	**110,030**
Payments	-	(79)	-	462	50,271	(1,013)	-	(20,313)	(538)	**28,869**	(7,794)	**21,075**
Digital Consumer Bank	1,080,862	-	-	56,474	3,527	2	(15,420)	(16,048)	(8,934)	**19,601**	(5,292)	**14,309**
Totals	**40,932,880**	**291,586**	**30,569,373**	**1,033,547**	**296,693**	**134,166**	**(286,764)**	**(480,393)**	**(36,078)**	**661,171**	**(102,617)**	**558,554**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks.

(2) Loans receivable from clients at fair value through other comprehensive income.

(3) Includes deposits, demand liabilities, and other time deposits.

(4) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(5) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization and impairment.

(6) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 53

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 06 - REPORTING SEGMENTS, continued

	As of December 31, 2025			For the quarter ended June 30, 2025								
	Loans and receivables from clients at AC (1)	Loans and receivables from clients at FVOCI(2)	Demand and time deposits (3)	Net interest and readjustment income	Net fee income	Net gains on financial transactions (4)	Provisions	Support Expenses (5)	Other op.income and expenses (6)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments												
Retail &Commercial	36,788,126	289,203	20,078,285	424,504	102,251	28,718	(131,665)	(184,199)	(11,547)	**228,062**	(22,537)	**205,525**
Retail	26,135,083	266,494	11,886,546	362,524	90,616	20,655	(66,799)	(168,321)	(13,976)	**224,699**	(21,783)	**202,916**
Commercial	10,653,043	22,709	8,191,739	61,980	11,635	8,063	(64,866)	(15,878)	2,429	**3,363**	(754)	**2,609**
Wealth Management & Insurance	924,691	-	3,177,990	14,009	7,204	1,078	(890)	(8,747)	(402)	**12,252**	(3,308)	**8,944**
Corporate and Investment Banking	2,139,201	2,462	7,313,098	52,492	11,393	33,512	(7,175)	(28,740)	(595)	**60,887**	(17,108)	**43,779**
Payments	-	(79)	-	153	25,920	(357)	-	(10,170)	(251)	**15,295**	(4,129)	**11,166**
Digital Consumer Bank	1,080,862	-	-	28,755	1,674	(1)	(7,533)	(8,412)	(4,342)	**10,141**	(2,738)	**7,403**
Totals	**40,932,880**	**291,586**	**30,569,373**	**519,913**	**148,442**	**62,950**	**(147,263)**	**(240,268)**	**(17,137)**	**326,637**	**(49,820)**	**276,817**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks.

(2) Loans receivable from clients at fair value through other comprehensive income.

(3) Includes deposits, demand liabilities, and other time deposits.

(4) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(5) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization and impairment.

(6) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 54

NOTE 07 - CASH AND CASH EQUIVALENTS 1. The details of the balances included under cash and deposits in banks is as follows: As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Cash and deposits in banks Cash 1,118,525 1,208,860 Deposits in the Central Bank of Chile 515,450 563,886 Deposits in foreign central banks - - Deposits in domestic banks 4,548 2,482 Deposits foreign banks 256,689 200,416 Subtotal cash and deposits with banks 1,895,212 1,975,644 Cash items in collection process 123,599 117,417 Other cash equivalents - - Total cash and cash equivalents 2,018,811 2,093,061 The level of funds in cash and at the Central Bank of Chile complies with regulations regarding reserve requirements and technical reserves that the Bank must maintain as an average over monthly periods, although these funds are immediately available. 2. Operations in the process of settlement Cash items in the collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank or abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows: As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Assets Documents held by other banks (document to be cleared) 92,947 96,821 Funds to be received 2,143,405 1,088,812 Subtotal 2,236,352 1,185,633 Liabilities Funds to be paid 2,112,753 1,068,216 Subtotal 2,112,753 1,068,216 Cash items in collection process 123,599 117,417 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 55

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS As of June 30, 2026 and December 31, 2025, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss: As of June 30 As of December 31, 2026 2025   Ch$mn Ch$mn Financial derivatives contracts     Forwards 1,486,167 2,055,569 Swaps 9,100,357 8,822,187 Call options 2,074 1,039 Put options 313 982 Futures - - Other - - Subtotal 10,588,911 10,879,777 Debt financial instruments   Chilean Central Bank and Government instruments 511,221 714,628 Other Chilean debt financial instruments - - Foreign debt financial instruments - - Subtotal 511,221 714,628 Other financial instruments   Mutual Fund Investments - - Equity instruments - - Loans originated and purchased by the entity - - Other - - Subtotal - - Total 11,100,132 11,594,405 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 56

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued

Details of financial derivative contracts as of June 30, 2026, and December 31, 2025, are as follows

	As of June 30, 2026								
	Notional								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	20,510,224	16,906,902	30,024,094	7,722,981	2,896,131	1,885,151	**79,945,483**	**1,486,167**
Interest rate swaps	-	7,842,589	9,792,826	31,639,459	31,610,239	29,210,956	38,764,626	**148,860,695**	**1,993,822**
Currency and interest rate swaps	-	2,999,808	2,953,986	11,264,702	21,958,040	16,530,404	27,162,848	**82,869,788**	**7,106,535**
Currency call options	-	30,113	23,849	61,106	-	-	-	**115,068**	**2,074**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	16,386	41,246	15,368	-	-	-	**73,000**	**313**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**31,399,120**	**29,718,809**	**73,004,729**	**61,291,260**	**48,637,491**	**67,812,625**	**311,864,034**	**10,588,911**

	As of December 31, 2025								
	Notional								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	25,231,549	17,959,495	27,913,502	6,971,335	2,517,760	1,663,646	**82,257,287**	**2,055,569**
Interest rate swaps	-	13,947,595	29,006,667	30,995,890	20,723,603	16,894,592	31,276,092	**142,844,439**	**1,332,806**
Currency and interest rate swaps	-	1,434,261	5,123,374	13,944,592	20,763,957	15,684,701	24,426,683	**81,377,568**	**7,489,381**
Currency call options	-	22,061	23,401	56,923	-	-	-	**102,385**	**1,039**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	39,178	3,415	5,239	-	-	-	**47,832**	**982**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**40,674,644**	**52,116,352**	**72,916,146**	**48,458,895**	**35,097,053**	**57,366,421**	**306,629,511**	**10,879,777**

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 57

NOTE 09 - FINANCIAL ASSETS NOT FOR TRADING MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 58

NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 59

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Financial assets at fair value through other comprehensive income correspond to:

Financial assets at fair value through other comprehensive income	As of June 30,	As of December 31,
	2026	2025
Debt financial instruments	**Ch$mn**	**Ch$mn**
Chilean Central Bank and Government financial instruments		
Chilean Central Bank financial instruments	834,140	-
Chilean Treasury bonds and notes	2,893,721	2,825,238
Other Chilean government financial instruments	-	-
Subtotal	**3,727,861**	**2,825,238**
Under repurchase agreement	*1,272,003*	*1,789,703*
Other Chilean debt financial instruments		
Other Chilean bank financial instruments	2,804	3,484
Chilean companies bonds and commercial papers	-	-
Other Chilean financial instruments	-	-
Subtotal	**2,804**	**3,484**
Under repurchase agreement	-	-
Foreign debt financial instruments		
Foreign Central Banks financial instruments	-	-
Foreign debt financial instruments of governments and fiscal entities	892,282	769,644
Foreign debt financial instruments from other banks	-	-
Foreign companies bonds and commercial papers	-	-
Other foreign debt financial instruments	-	-
Subtotal	**892,282**	**769,644**
Under repurchase agreement	-	-
Other financial instruments		
Loans originated and purchased by the entity		
Interbank loans	-	-
Commercial loans	35,737	90,354
Mortgage loans	414,017	201,232
Consumer loans	-	-
Other	-	-
Subtotal	**449,754**	**291,586**
TOTAL	**5,072,701**	**3,889,952**

In debt financial instruments, the category "Instruments of the Chilean Central Bank and Government" includes instruments that are held to guarantee margins for derivative operations through Comder Contraparte Central S.A., amounting to Ch$123,880 million and Ch$223,000 million as of June 30, 2026, and December 31, 2025, respectively.

In debt financial instruments, the category "Foreign debt financial instruments" includes instruments that are held to guarantee margins for derivative operations through the London Clearing House (LCH), amounting to Ch$690,818 million and Ch$405,311 million as of June 30, 2026, and December 31, 2025, respectively. Additionally, to comply with the initial margin requirements specified by the European Market Infrastructure Regulation (EMIR), collateral instruments are held with Euroclear, amounting to Ch$527,324 million and Ch$497,631 million as of June 30, 2026, and December 31, 2025, respectively.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 60

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued The credit risk provisions associated with debt instruments, commercial loans and residential mortgage loans as of June 30, 2026, and December 31, 2025, are: As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Debts financial instruments 831 636 Commercial loans 4,939 4,487 Mortgage loans 596 176 As of June 30, 2026, and December 31, 2025, fair value changes from debt financial instruments and commercial loans are considered as Other Accumulated Comprehensive Income for: As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Unrealized profit (loss) (129,784) (77,905) Attributable to equity holders (132,726) (80,320) Attributable to non-controlling interest 2,942 2,415 Debt financial instruments generated the following gross realized gains and losses on the sale of instruments: As of June 30, 2026 2025   Ch$mn Ch$mn Sale of debt financial instruments at FVOCI generating realized profits 95,521 1,329,965 Realized profits - 311 Sale of debt financial instruments at FVOCI generating realized losses 39,289 368,842 Realized losses 1 5,879 The movement of expected credit loss as of June 30, 2026 is as follows: Debt financial instruments Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2026 636 - - 636 Newly acquired assets 480 - - 480 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) (299) - - (299) Change in measurement without portfolio reclassifying during the period 14 - - 14 Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of June 30, 2026 831 - - 831 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 61

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Commercial loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2026	**196**	**-**	**4,291**	**4,487**
New assets originated	-	-	-	**-**
Transfer to phase 1	-	-	-	**-**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-		-	**-**
Assets derecognized (excluding charge-offs)	(183)	-	-	**(183)**
Change in measurement without portfolio reclassifying during the period	22	-	613	**635**
Sale or assignment of loans	-	-	-	**-**
Adjustment for changes and other	-	-	-	**-**
As of June 30, 2026	**35**	**-**	**4,904**	**4,939**

Residential mortgage loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2026	**180**	**(4)**	**-**	**176**
New assets originated	177	-	-	**177**
Transfer to phase 1	(57)	384	-	**327**
Transfer to phase 2	6	(115)	5	**(104)**
Transfer to phase 3	(1)		10	**9**
Assets derecognized (excluding charge-offs)	(2)		-	**(2)**
Change in measurement without portfolio reclassifying during the period	(28)	11	30	**13**
Sale or assignment of loans			-	**-**
Adjustment for changes and other	-	-	-	**-**
As of June 30, 2026	**275**	**276**	**45**	**596**

The movement of expected credit loss as of December 31, 2025 is as follows:

Debt financial instruments	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2025	**415**	**-**	**-**	**415**
Newly acquired assets	927	-	-	**927**
Transfer to phase 1	-	-	-	**-**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-	-	-	**-**
Assets derecognised (excluding charge-offs)	(726)	-	-	**(726)**
Change in measurement without portfolio reclassifying during the period	20	-	-	**20**
Sale or assignment of loans	-	-	-	**-**
Adjustment for changes and other	-	-	-	**-**
As of December 31, 2025	**636**	**-**	**-**	**636**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 62

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Commercial loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2025	**1,141**	**-**	**-**	**1,141**
New assets originated	147	-	-	**147**
Transfer to phase 1	(590)	676	-	**86**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-	(318)	4,291	**3,973**
Assets derecognized (excluding charge-offs)	-	-	-	**-**
Change in measurement without portfolio reclassifying during the period	(502)	(358)	-	**(860)**
Sale or assignment of loans	-	-	-	**-**
Adjustment for changes and other	-	-	-	**-**
As of December 31, 2025	**196**	**-**	**4,291**	**4,487**

Residential mortgage loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2025	**23**	**-**	**-**	**23**
New financial assets originated	183	-	-	**183**
Transfers to stage 1	19	(86)	-	**(67)**
Transfers to stage 2	(28)	99	-	**71**
Transfers to stage 3	-	-	-	**-**
Assets derecognised or matured (excluding write-off)	(8)	(2)	-	**(10)**
Changes due to changes un credit risk	11	(2)	-	**9**
Write-off	(20)	(13)	-	**(33)**
Other adjustments	-	-	-	**-**
As of December 31, 2025	**180**	**(4)**	**-**	**176**

The Bank assessed those instruments with unrealized loss as of June 30, 2026, and December 31, 2025 and concluded they were not impaired. This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risks to cause impairment in its investment portfolio. Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary. All instruments with unrealized loss as of June 30, 2026, and December 31, 2025, were not in a continuous unrealized loss position for over one year.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 63

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following table shows debt instruments and commercial and mortgage loans at fair value through other comprehensive income, including accumulated unrealized gains and losses as of June 30, 2026, and December 31, 2025:

	As of June 30, 2026			
	Amortized cost Ch$mn	Fair value Ch$mn	Unrealized profit Ch$mn	Unrealized loss Ch$mn
Chilean Central Bank and Government instruments				
Chilean Central Bank financial instruments	834,113	834,140	34	(7)
Chilean Treasury bonds and notes	2,938,458	2,893,721	17,977	(62,714)
Other Chilean government financial instruments	-	-	-	-
Subtotal	**3,772,571**	**3,727,861**	**18,011**	**(62,721)**
Other Chilean debt financial instruments				
Other Chilean bank financial instruments	2,780	2,804	27	(3)
Chilean companies bonds and commercial papers	-	-	-	-
Other Chilean financial instruments	-	-	-	-
Subtotal	**2,780**	**2,804**	**27**	**(3)**
Debt financial debt instruments issued abroad				
Financial instruments of central banks abroad	-	-	-	-
Debt financial instruments of foreign governments and fiscal entities	889,533	892,282	6,247	(3,498)
Foreign debt financial instruments from other banks	-	-		
Foreign companies bonds and commercial papers	-	-	-	-
Other foreign debt financial instruments	-	-	-	-
Subtotal	**889,533**	**892,282**	**6,247**	**(3,498)**
Loans originated and purchased by the entity				
Commercial loans	35,275	35,737	462	-
Mortgage loans	508,170	414,017	-	(94,153)
Subtotal	**543,445**	**449,754**	**462**	**(94,153)**
Total	**5,208,329**	**5,072,701**	**24,747**	**(160,375)**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 64

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

	As of December 31, 2025			
	Amortized cost Ch$mn	Fair value Ch$mn	Unrealized profit Ch$mn	Unrealized loss Ch$mn
Chilean Central Bank and Government instruments				
Chilean Central Bank financial instruments	-	-	-	-
Chilean Treasury bonds and notes	2,872,436	2,825,238	22,421	(69,619)
Other Chilean government financial instruments	-	-	-	-
Subtotal	**2,872,436**	**2,825,238**	**22,421**	**(69,619)**
Other Chilean debt financial securities				
Chilean Bank debt financial instruments	3,450	3,484	34	-
Other Chilean companies bonds and commercial papers	-	-	-	-
Other Chilean financial instruments	-	-	-	-
Subtotal	**3,450**	**3,484**	**34**	**-**
Debt financial debt instruments issued abroad				
Financial instruments of central banks abroad	-	-	-	-
Debt financial instruments of foreign governments and fiscal entities	769,747	769,644	1,278	(1,381)
Other foreign banks debt financial instruments	-	-		
Foreign bonds and commercial papers	-	-	-	-
Other foreign debt financial instruments	-	-	-	-
Subtotal	**769,747**	**769,644**	**1,278**	**(1,381)**
Loans originated and purchased by the entity				
Commercial loans	90,248	90,354	106	-
Mortgage loans	236,742	201,232	-	(35,510)
Subtotal	**326,990**	**291,586**	**106**	**(35,510)**
Total	**3,972,623**	**3,889,952**	**23,839**	**(106,510)**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 65

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES

As of June 30, 2026, and December 31, 2025, the Bank holds the following portfolio of derivative instruments designated as fair value hedges and cash flow hedges:

	As of June 30, 2026									
	Notional amount								Fair value	
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	75,000	1,540,000	1,917,263	704,218	184,218	**4,420,699**	4,937	129,366
Cross currency swaps	-	623,404	1,090,666	2,261,493	1,776,957	1,888,302	1,963,285	**9,604,107**	204,768	388,126
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	**-**	**623,404**	**1,165,666**	**3,801,493**	**3,694,220**	**2,592,520**	**2,147,503**	**14,024,806**	**209,705**	**517,492**
Cash flow hedge derivatives										
Currency forwards	-	-	32,656	416,775	-	-	-	**449,431**	48	2,686
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Cross currency swaps	-	409,922	450,050	4,000,421	3,613,137	2,755,079	561,445	**11,790,054**	94,595	298,146
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	**-**	**409,922**	**482,706**	**4,417,196**	**3,613,137**	**2,755,079**	**561,445**	**12,239,485**	**94,643**	**300,832**
Total	**-**	**1,033,326**	**1,648,372**	**8,218,689**	**7,307,357**	**5,347,599**	**2,708,948**	**26,264,291**	**304,348**	**818,324**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 66

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2025									
	Notional amount								Fair value	
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	**-**	-	-
Interest rate swaps	-	-	-	175,000	2,075,449	752,638	180,138	**3,183,225**	580	103,009
Cross currency swaps	-	208,960	836,741	3,432,758	2,185,078	1,142,547	2,069,995	**9,876,079**	202,632	421,620
Currency call options	-	-	-	-	-	-	-	**-**	-	-
Call interest rate options	-	-	-	-	-	-	-	**-**	-	-
Put currency options	-	-	-	-	-	-	-	**-**	-	-
Put interest rate options	-	-	-	-	-	-	-	**-**	-	-
Interest rate futures	-	-	-	-	-	-	-	**-**	-	-
Other derivatives	-	-	-	-	-	-	-	**-**	-	-
Subtotal	**-**	**208,960**	**836,741**	**3,607,758**	**4,260,527**	**1,895,185**	**2,250,133**	**13,059,304**	**203,212**	**524,629**
Cash flow hedge derivatives										
Currency forwards	-	272,306	311,863	1,076,376	-	-	-	**1,660,545**	5,843	20,706
Interest rate swaps	-	-	-	-	-	-	-	**-**	-	-
Cross currency swaps	-	589,136	1,673,048	3,546,146	3,814,876	2,844,561	553,938	**13,021,705**	52,137	367,381
Currency call options	-	-	-	-	-	-	-	**-**	-	-
Call interest rate options	-	-	-	-	-	-	-	**-**	-	-
Put currency options	-	-	-	-	-	-	-	**-**	-	-
Put interest rate options	-	-	-	-	-	-	-	**-**	-	-
Interest rate futures	-	-	-	-	-	-	-	**-**	-	-
Other derivatives	-	-	-	-	-	-	-	**-**	-	-
Subtotal	**-**	**861,442**	**1,984,911**	**4,622,522**	**3,814,876**	**2,844,561**	**553,938**	**14,682,250**	**57,980**	**388,087**
Total	**-**	**1,070,402**	**2,821,652**	**8,230,280**	**8,075,403**	**4,739,746**	**2,804,071**	**27,741,554**	**261,192**	**912,716**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 67

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

1. Micro-hedge accounting

Fair value micro-hedges

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate. These hedging instruments change the effective cost of long-term issues from a fixed to a floating interest rate.

The following is a notional breakdown of hedged items and hedging instruments under fair value hedges, effective as of June 30, 2026, and December 31, 2025, separated by their term to maturity:

	As of June 30, 2026							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables from clients								
Commercial loans	-	77,003	94,227	27,632	-	-	-	**198,862**
Investment instruments at AC								
Chilean Sovereign Bond	-	-	-	-	189,315	167,634	127,848	**484,797**
Investment instruments at FVOCI								
Chilean Sovereign bond	-	-	-	-	-	-	-	**-**
Mortgage notes	-	-	-	-	-	-	-	**-**
US Treasury bonds	-	-	-	-	644,763	-	-	**644,763**
Chilean Treasury bonds	-	-	-	290,000	991,679	-	355,413	**1,637,092**
Chilean Central Bank bonds	-	-	-	-	-	-	-	**-**
Time deposits and repos								
Time deposits	-	43,451	64,476	70,256	40,644	-	-	**218,827**
Rights under repurchase agreements	-	-	-	230,272	-	-	-	**230,272**
Issued debt instruments								
Senior bonds	-	14,737	75,000	717,975	413,080	611,053	444,926	**2,276,771**
Subordinated Bonds	-	-	204,101	-	-	184,218	-	**388,319**
Interbank borrowing								
Interbank loans	-	55,267	115,138	898,066	92,112	-	-	**1,160,583**
Chilean Central Bank loans	-	-	-	-	-	-	-	**-**
Total	**-**	**190,458**	**552,942**	**2,234,201**	**2,371,593**	**962,905**	**928,187**	**7,240,286**
Hedging instrument								
Cross Currency swaps	-	190,458	477,942	1,944,201	954,330	778,687	743,969	**5,089,587**
Interest rate swaps	-	-	75,000	290,000	1,417,263	184,218	184,218	**2,150,699**
Total	**-**	**190,458**	**552,942**	**2,234,201**	**2,371,593**	**962,905**	**928,187**	**7,240,286**

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 68

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2025							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables from clients								
Commercial loans	-	46,835	159,422	499,792	-	-	-	**706,049**
Investment instruments at AC								
Chilean Sovereign Bond	-	-	-	-	16,640	172,675	295,483	**484,798**
Investment instruments at FVOCI								
Chilean Sovereign bond	-	-	-	-	-	-	-	**-**
Mortgage notes	-	-	-	-	-	-	-	**-**
US Treasury bonds	-	-	-	-	585,448	-	-	**585,448**
Chilean Treasury bonds	-	-	38,346	-	884,866	472,500	250,350	**1,646,062**
Chilean Central Bank bonds	-	-	-	-	-	-	-	**-**
Time deposits and repos								
Time deposits	-	31,525	34,406	148,374	-	-	-	**214,305**
Issued debt instruments								
Senior bonds	-	-	419,924	679,243	631,454	173,474	433,186	**2,337,281**
Subordinated Bonds	-	-	-	198,639	-	180,138	-	**378,777**
Interbank borrowing								
Interbank loans	-	130,600	184,643	891,686	90,070	0	0	**1,296,999**
Chilean Central Bank loans	-	-	-	-	-	-	-	**-**
Total	**-**	**208,960**	**836,741**	**2,417,734**	**2,208,478**	**998,787**	**979,019**	**7,649,719**
Hedging instrument								
Cross currency swaps	-	208,960	836,741	2,242,733	1,283,030	346,149	798,881	**5,716,494**
Interest rate swaps	-	-	-	175,001	925,448	652,638	180,138	**1,933,225**
Total	**-**	**208,960**	**836,741**	**2,417,734**	**2,208,478**	**998,787**	**979,019**	**7,649,719**

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 69

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

Cash flow micro-hedging

The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars. In addition, it uses both forward and cross-currency swaps to hedge the inflation risk on certain items.

The following are the notional amounts of the hedged item as of June 30, 2026, and December 31, 2025, and the period in which the flows will occur:

	As of June 30, 2026							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	314,129	330,725	2,145,158	2,267,803	1,352,748	267,181	**6,677,744**
Commercial loans	-	-	-	81,126	283,681	444,450	-	**809,257**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	**-**
Chilean Central Bank bonds	-	-	-	-	-	214,975	-	**214,975**
Chilean Treasury bonds	-	-	-	-	-	-	-	**-**
Deposits and other time deposits								
Time deposits	-	-	73,269	335,581	57,215	-	-	**466,065**
Issued debt instruments								
Senior bonds	-	-	-	-	-	-	-	**-**
Subordinated Bonds	-	-	32,656	1,060,429	354,149	328,414	294,264	**2,069,912**
Interbank borrowing								
Interbank loans	-	95,793	46,056	794,902	650,289	414,492	-	**2,001,532**
Total	**-**	**409,922**	**482,706**	**4,417,196**	**3,613,137**	**2,755,079**	**561,445**	**12,239,485**
Hedging instrument								
Cross currency swaps	-	409,922	450,050	4,000,421	3,613,137	2,755,079	561,445	**11,790,054**
Forwards	-	-	32,656	416,775	-	-	-	**449,431**
Total	**-**	**409,922**	**482,706**	**4,417,196**	**3,613,137**	**2,755,079**	**561,445**	**12,239,485**

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 70

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2025							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	566,619	1,639,788	2,339,851	2,283,095	1,558,260	345,403	**8,733,016**
Commercial loans	-	-	-	607,586	364,807	444,450	-	**1,416,843**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	**-**
Chilean Central Bank bonds	-	-	-	-	-	214,972	-	**214,972**
Chilean Treasury bonds	-	-	-	-	-	-	-	**-**
Deposits and other time deposits								
Time deposits	-	-	-	-	-	-	-	**-**
Issued debt instruments								
Senior bonds	-	159,720	255,054	759,983	594,136	491,774	208,535	**2,469,202**
Subordinated Bonds	-	-	-	-	-	-	-	**-**
Interbank borrowing								
Interbank loans	-	135,103	90,069	915,102	572,838	135,105	-	**1,848,217**
Total	**-**	**861,442**	**1,984,911**	**4,622,522**	**3,814,876**	**2,844,561**	**553,938**	**14,682,250**
Hedging instrument								
Cross currency swaps	-	589,136	1,673,049	3,546,145	3,814,876	2,844,561	553,938	**13,021,705**
Forwards	-	272,306	311,862	1,076,377	-	-	-	**1,660,545**
Total	**-**	**861,442**	**1,984,911**	**4,622,522**	**3,814,876**	**2,844,561**	**553,938**	**14,682,250**

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 71

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

i. Projection of flows by interest rate risk

The estimation of the periods in which flows are expected is presented below:

	As of June 30, 2026							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	36	90	93	219	57	-	**495**
Outflows	-	(2,326)	(369)	(13,466)	(4,742)	(1,220)	(1,839)	**(23,962)**
Net flows	**-**	**(2,290)**	**(279)**	**(13,373)**	**(4,523)**	**(1,163)**	**(1,839)**	**(23,467)**
Hedging instrument								
Inflows	-	(36)	(90)	(93)	(219)	(57)	-	**(495)**
Outflows (*)	-	2,326	369	13,466	4,742	1,220	1,839	**23,962**
Net flows	**-**	**2,290**	**279**	**13,373**	**4,523**	**1,163**	**1,839**	**23,467**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

	As of December 31, 2025							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	6,927	-	56	113	56	-	**7,152**
Outflows	-	(29,339)	(4,589)	(31,407)	(7,613)	(1,112)	(2,016)	**(76,076)**
Net flows	**-**	**(22,412)**	**(4,589)**	**(31,351)**	**(7,500)**	**(1,056)**	**(2,016)**	**(68,924)**
Hedging instrument								
Inflows	-	(6,927)	-	(56)	(113)	(56)	-	**(7,152)**
Outflows (*)	-	29,339	4,589	31,407	7,613	1,112	2,016	**76,076**
Net flows	**-**	**22,412**	**4,589**	**31,351**	**7,500**	**1,056**	**2,016**	**68,924**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 72

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

ii. Projection of cash flows by inflation risk

	As of June 30, 2026							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	-	1,657	14,132	46,812	-	-	**62,601**
Outflows	-	(11,499)	(55,253)	(119,417)	(177,246)	(193,891)	(40,718)	**(598,024)**
Net flows	**-**	**(11,499)**	**(53,596)**	**(105,285)**	**(130,434)**	**(193,891)**	**(40,718)**	**(535,423)**
Hedging instrument								
Inflows	-	11,499	55,253	119,417	177,246	193,891	40,718	**598,024**
Outflows	-	-	(1,657)	(14,132)	(46,812)	-	-	**(62,601)**
Net flows	**-**	**11,499**	**53,596**	**105,285**	**130,434**	**193,891**	**40,718**	**535,423**

	As of December 31, 2025							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	305,137	219,141	211,825	253,780	263,110	117,732	**1,370,725**
Outflows	-	(33,807)	(5,273)	(17,797)	(2,488)	(49,025)	-	**(108,390)**
Net flows	**-**	**271,330**	**213,868**	**194,028**	**251,292**	**214,085**	**117,732**	**1,262,335**
Hedging instrument								
Inflows	-	33,807	5,273	17,797	2,488	49,025	-	**108,390**
Outflows	-	(305,137)	(219,141)	(211,825)	(253,780)	(263,110)	(117,732)	**(1,370,725)**
Net flows	**-**	**(271,330)**	**(213,868)**	**(194,028)**	**(251,292)**	**(214,085)**	**(117,732)**	**(1,262,335)**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 73

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

iii. Projection of cash flows by exchange rate risk

	As of June 30, 2026							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(828)	-	(1,679)	(1,877)	(87)	(15)	**(4,486)**
Net flows	**-**	**(828)**	**-**	**(1,679)**	**(1,877)**	**(87)**	**(15)**	**(4,486)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	828	-	1,679	1,877	87	15	**4,486**
Net flows	**-**	**828**	**-**	**1,679**	**1,877**	**87**	**15**	**4,486**

	As of December 31, 2025							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(84,819)	-	(1,659)	(3,482)	(116)	(58)	**(90,134)**
Net flows	**-**	**(84,819)**	**-**	**(1,659)**	**(3,482)**	**(116)**	**(58)**	**(90,134)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	84,819	-	1,659	3,482	116	58	**90,134**
Net flows	**-**	**84,819**	**-**	**1,659**	**3,482**	**116**	**58**	**90,134**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 74

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued 2. Effect on other comprehensive income The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Interim Consolidated Statement of Change in Equity, specifically within 'Other Accumulated Comprehensive Income', in cash flow hedges, is presented as follows: As of June 30, As of December 31, Hedged item 2026 2025 Ch$mn Ch$mn Interbank borrowing (4,629) (12,474) Time deposits and other term equivalents (2,711) - Issued debt instruments (22,018) (11,658) Debt instruments at FVOCI (148) (597) Loans and receivables at amortized cost 38,410 7,541 Total 8,904 (17,188) Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient. This entails that all variations in value attributable to components of the hedged risk are almost fully netted. During the period, the Bank did not record any forecasted future transactions within its cash flow hedge accounting portfolio. 3. Effect on results The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below: As of June 30, As of December 31, Hedged item 2026 2025 Ch$mn Ch$mn Bond hedge derivatives 584 1,008 Interbank loans hedge derivatives (426) (2,811) Loan hedge derivatives (4,661) (20,203) Cash flow hedge net income(*) (4,503) (22,006) (*) See Note 28 'Equity', letter f. 4. Net investment hedges in foreign operations As of June 30, 2026, and December 31, 2025, the Bank does not have net investment hedges for foreign operations within its hedge accounting portfolio. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 75

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

5. Fair value macro-hedges

The Bank has macro-hedges for loans and receivables from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below:

	Notional amount							
As of June 30, 2026	**On demand**	**Up to 1 month**	**Between 1 month and 3 months**	**Between 3 months and 1 year**	**Between 1 year and 3 years**	**Between 3 years and 5 years**	**More than 5 years**	**Total**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	-	-	-	-	125,790	252,137	**377,927**
Commercial loans	-	432,946	612,724	1,167,292	1,322,627	1,503,825	967,179	**6,006,593**
Deposits and obligations under repurchase agreements								
Time deposits	-	-	-	**400,000**	-	-	-	**400,000**
TOTAL	**-**	**432,946**	**612,724**	**1,567,292**	**1,322,627**	**1,629,615**	**1,219,316**	**6,784,520**
Hedging instrument								
Currency and interest rate swaps	-	432,946	612,724	317,292	822,627	1,109,615	1,219,316	**4,514,520**
Interest rate swaps	-	-	-	1,250,000	500,000	520,000	-	**2,270,000**
TOTAL	**-**	**432,946**	**612,724**	**1,567,292**	**1,322,627**	**1,629,615**	**1,219,316**	**6,784,520**

	Notional amount							
As of December 31, 2025	**On demand**	**Up to 1 month**	**Between 1 month and 3 months**	**Between 3 months and 1 year**	**Between 1 year and 3 years**	**Between 3 years and 5 years**	**More than 5 years**	**Total**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	**Ch$mn**	
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	-	-	-	-	83,860	294,067	**377,927**
Commercial loans	-	-	–	1,190,024	2,052,049	812,538	977,047	**5,031,658**
TOTAL	**-**	**-**	**–**	**1,190,024**	**2,052,049**	**896,398**	**1,271,114**	**5,409,585**
Hedging instrument								
Currency and interest rate swaps	-	-	–	1,190,024	902,049	796,398	1,271,114	**4,159,585**
Interest rate swaps	-	-	–	–	1,150,000	100,000	–	**1,250,000**
TOTAL	**-**	**-**	**–**	**1,190,024**	**2,052,049**	**896,398**	**1,271,114**	**5,409,585**

As of June 30, 2026, and December 31, 2025 Ch$103,151 million and Ch$119,790 million, respectively, are presented under 'other assets' for the mark-to-market valuation of the net assets or liabilities hedged in a macro hedge (Note 19).

As of June 30, 2026, and December 31, 2025 Ch$56,269 million and Ch$51,690 million, respectively, are presented under 'other liabilities' for the mark-to-market valuation of hedged liabilities in a macro hedge (Note 27).

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 76

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST The composition and balances as of June 30, 2026, and December 31, 2025, of financial assets at amortized cost are as follows:   As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Financial assets at amortized cost     Rights under repurchase and securities lending agreements Local banks transactions 499,996 - Foreign banks transactions 258,564 277,410 Other Chilean entities transactions 103,007 150,736 Other foreign entities transactions - - Impairment on rights under repurchase agreements (226) (163) Subtotal 861,341 427,983 Debt financial instruments Chilean Central Bank and Government 5,245,774 5,098,597 Financial debt instruments issued abroad 431,716 427,790 Provision (1,179) (1,145) Subtotal 5,676,311 5,525,242 Interbank loans Foreign banks 47,565 68,178 Provisions for loans to foreign banks (68) (107) Subtotal 47,497 68,071 Loans and receivables from clients Commercial loans 17,616,970 17,363,835 Commercial loans 13,545,346 13,290,625 Foreign trade loans 1,827,748 1,786,313 Current account debtors 103,351 108,208 Credit card debtors 164,014 154,211 Factoring transactions 902,333 937,645 Commercial leasing transactions 957,801 975,746 Student loans 26,296 29,770 Other loans and receivables 90,081 81,317 Mortgage loans 17,696,111 17,443,563 Mortgage loans with letters of credit 13 14 Endorsable mortgage loans 214 250 Mortgage bond-financed loans 74,503 77,208 Other mutual mortgage loans 17,493,017 17,262,519 Financial leasing transactions for housing - - Other loans and receivables 128,364 103,572 Consumer loans 6,065,982 6,057,304 Consumer loans in installments 3,907,062 3,856,368 Current account debtors 126,613 137,338 Credit card debtors 2,030,415 2,061,691 Consumer finance leasing transactions 1,381 1,576 Other loans and receivables 511 331 Provisions established for credit risk (1,383,331) (1,341,099) Provisions for commercial loans (763,480) (716,635) Provisions for mortgage loans (188,165) (185,038) Provisions for consumer loans (431,686) (439,426) Subtotal 39,995,732 39,523,603 Total Financial Assets at amortized cost 46,580,881 45,544,899 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 77

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

During the first semester of 2026, the Bank sold commercial loan operations amounting to Ch$53,607 million and residential mortgage loans amounting to Ch$849 million to unrelated entities within the local financial system.

During 2025, the Bank carried out sales of leasing operations amounting to Ch$17,945 million and commercial loans amounting to Ch$12,867 million, to unrelated entities of the local financial system.

a. Rights under repurchase and securities lending agreements

The balances as of June 30, 2026, and December 31, 2025, of these instruments were as follows:

	As of June 30, 2026					As of December 31, 2025				
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 month and 12 months	Total	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 month and 12 months	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Chilean banks entities										
Repurchase agreements with other banks	–	499,996	–	–	499,996	–	–	–	–	–
Repurchase agreements with Chilean Central Bank	–	–	–	–	–	–	–	–	–	–
Rights under lending agreements	–	–	–	–	–	–	–	–	–	–
Subtotal	**–**	**499,996**	**–**	**–**	**499,996**	**–**	**–**	**–**	**–**	**–**
Foreign banks transactions										
Repurchase agreements with other banks	–	258,564	–	–	258,564	–	277,410	–	–	277,410
Repurchase agreements with foreign Central Banks	–	–	–	–	–	–	–	–	–	–
Rights under lending agreements	–	–	–	–	–	–	–	–	–	–
Subtotal	**–**	**258,564**	**–**	**–**	**258,564**	**–**	**277,410**	**–**	**–**	**277,410**
Other Chilean entities transactions										
Repurchase agreements	–	63,558	21,488	17,961	**103,007**	–	95,643	27,120	27,973	150,736
Rights under lending agreements	–	–	–	–	**–**	–	–	–	–	–
Subtotal	**–**	**63,558**	**21,488**	**17,961**	103,007	**–**	**95,643**	**27,120**	**27,973**	**150,736**
Other foreign entities transaction										
Repurchase agreements	–	–	–	–	–	–	–	–	–	–
Rights under lending agreements	–	–	–	–	–	–	–	–	–	–
Subtotal	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Total	**–**	**822,118**	**21,488**	**17,961**	**861,567**	**–**	**373,053**	**27,120**	**27,973**	**428,146**

The accumulated credit impairment related to repurchase agreements and securities lending operations amounts to Ch$226 million and Ch$163 million as of June 30, 2026, and December 31, 2025, respectively.

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 78

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued The analysis of the changes in the impairment allowance as of June 30, 2026, and December 31, 2025, is as follows: Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balances as of January 1, 2026 163 — — 163 Change in measurement without portfolio reclassifying during the period (2) – – (2) Transfer to phase 1 – – – – Transfer to phase 2 – – – – Transfer to phase 3 – – – – New transactions originated 942 – – 942 Sale or transfer (877) – – (877) Maturity of transactions – – – – Other changes in provisions – – – – Balance as of June 30, 2026 226 – – 226 Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balances as of January 1, 2025 48 – – 48 Change in measurement without portfolio reclassifying during the period 20 – – 20 Transfer to phase 1 – – – – Transfer to phase 2 – – – – Transfer to phase 3 – – – – New transactions originated 1,204 – – 1,204 Sale or transfer – – – – Maturity of transactions (1,109) – – (1,109) Other changes in provisions – – – – Balance as of December 31, 2025 163 – – 163 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 79

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

b. Debt financial instruments

As of June 30, 2026, and December 31, 2025 the composition of debt financial instruments is as follows:

	As of June 30, 2026 Ch$mn	As of December 31, 2025 Ch$mn
Instruments of the Chilean Central Bank and Government		
Chilean Central Bank debt instruments	-	-
Chilean Treasury bonds and notes	5,245,774	5,098,597
Other government debt financial instruments	-	-
Subtotal	**5,245,774**	**5,098,597**
Under repurchase agreement	*2,388,977*	1,267,464
Other Chilean debt financial instruments		
Chilean other banks debt financial instruments	-	-
Chilean bonds and commercial paper	-	-
Other Chilean debt financial instruments	-	-
Subtotal	**-**	**-**
Under repurchase agreement	-	-
Foreign debt financial instruments		
Foreign central banks debt financial instruments	-	-
Foreign governments and fiscal entities debt financial instruments	-	-
Foreign other banks debt financial instruments	-	-
Foreign companies bonds and commercial paper	-	-
Other foreign debt financial instruments	431,716	427,790
Subtotal	**431,716**	**427,790**
Under repurchase agreement	-	-
Expected credit loss allowance		
Expected credit loss allowance	(1,179)	(1,145)
Subtotal	**(1,179)**	**(1,145)**
Total	**5,676,311**	**5,525,242**

Under the item "Chilean Treasury and Central Bank of Chile," instruments are held as collateral to cover margin requirements for derivative operations through Comder Contraparte Central S.A., amounting to Ch$— million and Ch$83,830 million as of June 30, 2026, and December 31, 2025, respectively. In addition, collateral is maintained for operations through the "Cámara de pagos de Bajo Valor" (CPBV) amounting to Ch$82,395 and Ch$91,198 million as of June 30, 2026, and December 31, 2025 , respectively.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 80

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Under the item “Debt instruments issued abroad,” instruments are held as collateral to cover margin requirements for derivative operations, amounting to Ch$309,790 million and Ch$305,248 million as of June 30, 2026, and December 31, 2025, respectively. Analysis of changes in the impairment value as of June 30, 2026, and December 31, 2025, is as follows:   Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balances as of January 1, 2026 1,145 - - 1,145 Change in measurement without portfolio reclassifying during the period 34 - - 34 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated - - - - Sale, transfer or maturity - - - - Paid loans - - - - Other changes in provisions - - - - Balance as of June 30, 2026 1,179 - - 1,179   Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balances as of January 1, 2025 1,074 - - 1,074 Change in measurement without portfolio reclassifying during the period 43 - - 43 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated 28 - - 28 Sale, transfer or maturity - - - - Paid loans - - - - Other changes in provisions - - - - Balance as of December 31, 2025 1,145 - - 1,145 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 81

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

c. Interbank loans

As of June 30, 2026, and December 31, 2025, the details of amounts owed to banks is as follows:

Interbank loans As of June 30, 2026 (In Ch$mn)	Financial assets before provisions			Total	Established provisions			Total	Net financial assets
	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Non-performing portfolio Individual Assessment		Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Impaired portfolio Individual Assessment		
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	47,565	-	-	47,565	68	-	-	68	47,497
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	**47,565**	-	-	**47,565**	**68**	-	-	**68**	**47,497**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	**47,565**	-	-	**47,565**	**68**	-	-	**68**	**47,497**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 82

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Interbank loans As of December 31, 2025 (In Ch$mn)	Financial assets before provisions			Total	Established provisions			Total	Net financial assets
	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Non-performing portfolio Individual Assessment		Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Impaired portfolio Individual Assessment		
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	68,178	-	-	68,178	107	-	-	107	68,071
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	68,178	-	-	68,178	107	-	-	107	68,071
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	68,178	-	-	68,178	107	-	-	107	68,071

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 83

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

d. Loans and receivables from clients

The balances of Loans and receivables from clients as of June 30, 2026, and December 31, 2025, are as follows:

Loans and receivables As of June 30, 2026 (In Ch$mn)	Financial assets before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,600,658	4,591,078	1,130,102	695,540	527,968	**13,545,346**	68,900	68,287	47,133	246,303	178,076	**608,699**	945	**609,644**	**12,935,702**
Foreign trade loans Chilean exports	889,333	14,402	47,553	18,204	2,644	**972,136**	16,763	434	6,139	10,933	1,440	**35,709**	-	**35,709**	**936,427**
Foreign trade loans Chilean imports	708,489	86,218	34,591	14,825	3,744	**847,867**	22,315	2,525	3,143	11,922	2,038	**41,943**	-	**41,943**	**805,924**
Foreign trade loans between third countries	7,322	-	423	-	-	**7,745**	142	-	59	-	-	**201**	-	**201**	**7,544**
Current account debtors	56,241	32,173	5,240	1,461	8,236	**103,351**	1,184	966	421	746	4,592	**7,909**	-	**7,909**	**95,442**
Credit card debtors	30,665	115,544	2,648	930	14,227	**164,014**	800	3,498	364	384	7,928	**12,974**	-	**12,974**	**151,040**
Factoring transactions	836,807	31,440	24,120	6,106	3,860	**902,333**	10,170	542	2,640	4,232	2,353	**19,937**	-	**19,937**	**882,396**
Commercial leasing transactions	659,873	138,866	102,835	46,168	10,059	**957,801**	3,452	1,059	3,014	9,288	7,784	**24,597**	2	**24,599**	**933,202**
Student loans	-	20,752	-	-	5,544	**26,296**	-	497	-	-	1,423	**1,920**	-	**1,920**	**24,376**
Other loans and receivables	5,289	72,830	1,074	1,346	9,542	**90,081**	77	2,601	86	566	5,314	**8,644**	-	**8,644**	**81,437**
Subtotal	**9,794,677**	**5,103,303**	**1,348,586**	**784,580**	**585,824**	**17,616,970**	**123,803**	**80,409**	**62,999**	**284,374**	**210,948**	**762,533**	**947**	**763,480**	**16,853,490**
Mortgage loans															
Loans with mortgage finance	-	-	-	-	13	**13**	-	-	-	-	1	**1**	-	**1**	**12**
Endorsable mortgage mutual loans	-	192	-	-	22	**214**	-	-	-	-	4	**4**	-	**4**	**210**
Mortgage bond-financed loans	-	71,230	-	-	3,273	**74,503**	-	90	-	-	257	**347**	-	**347**	**74,156**
Other mutual mortgage loans	-	16,345,174	-	-	1,147,843	**17,493,017**	-	34,826	-	-	151,167	**185,993**	-	**185,993**	**17,307,024**
Financial leasing transaction for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and receivables	-	116,709	-	-	11,655	**128,364**	-	314	-	-	1,506	**1,820**	-	**1,820**	**126,544**
Subtotal	**-**	**16,533,305**	**-**	**-**	**1,162,806**	**17,696,111**	**-**	**35,230**	**-**	**-**	**152,935**	**188,165**	**-**	**188,165**	**17,507,946**
Consumer loans															
Consumer loans in installments	-	3,634,873	-	-	272,189	**3,907,062**	-	158,404	-	-	159,114	**317,518**	-	**317,518**	**3,589,544**
Current account debtors	-	117,836	-	-	8,777	**126,613**	-	6,815	-	-	5,022	**11,837**	-	**11,837**	**114,776**
Credit card debtors	-	1,995,101	-	-	35,314	**2,030,415**	-	81,485	-	-	20,524	**102,009**	-	**102,009**	**1,928,406**
Consumer finance leasing transactions	-	1,380	-	-	1	**1,381**	-	33	-	-	-	**33**	-	**33**	**1,348**
Other loans and receivables	-	19	-	-	492	**511**	-	4	-	-	285	**289**	-	**289**	**222**
Subtotal	**-**	**5,749,209**	**-**	**-**	**316,773**	**6,065,982**	**-**	**246,741**	**-**	**-**	**184,945**	**431,686**	**-**	**431,686**	**5,634,296**
TOTAL	**9,794,677**	**27,385,817**	**1,348,586**	**784,580**	**2,065,403**	**41,379,063**	**123,803**	**362,380**	**62,999**	**284,374**	**548,828**	**1,382,384**	**947**	**1,383,331**	**39,995,732**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 84

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Loans and receivables As of December 31, 2025 (In Ch$mn)	Financial assets before provisions					Total	Established provisions					Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio			Normal portfolio		Substandard Portfolio	Impaired portfolio					
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,552,077	4,501,522	1,130,613	621,489	484,924	**13,290,625**	68,313	64,691	51,374	214,706	167,606	**566,690**	2,191	**568,881**	**12,721,744**
Foreign trade loans Chilean exports	769,504	8,587	75,594	13,275	2,984	**869,944**	17,320	296	9,526	7,404	1,635	**36,181**	-	**36,181**	**833,763**
Foreign trade loans Chilean imports	781,684	73,088	37,944	15,462	3,750	**911,928**	20,799	1,899	2,509	11,635	2,050	**38,892**	-	**38,892**	**873,036**
Foreign trade loans between third countries	3,553	-	888	-	-	**4,441**	30	-	123	-	-	**153**	-	**153**	**4,288**
Current account debtors	65,065	30,698	4,361	1,152	6,932	**108,208**	1,482	1,169	423	564	3,803	**7,441**	-	**7,441**	**100,767**
Credit card debtors	27,149	112,834	2,287	758	11,183	**154,211**	739	3,354	244	354	6,199	**10,890**	-	**10,890**	**143,321**
Factoring transactions	880,545	27,722	20,510	4,805	4,063	**937,645**	11,808	531	2,554	3,141	3,128	**21,162**	-	**21,162**	**916,483**
Commercial leasing transactions	680,504	144,261	100,338	40,548	10,095	**975,746**	3,626	1,449	1,429	7,478	8,234	**22,216**	5	**22,221**	**953,525**
Student loans	-	22,817	-	-	6,953	**29,770**	-	576	-	-	2,174	**2,750**	-	**2,750**	**27,020**
Other loans and receivables	6,263	63,549	313	1,800	9,392	**81,317**	75	2,264	30	892	4,803	**8,064**	-	**8,064**	**73,253**
Subtotal	**9,766,344**	**4,985,078**	**1,372,848**	**699,289**	**540,276**	**17,363,835**	**124,192**	**76,229**	**68,212**	**246,174**	**199,632**	**714,439**	**2,196**	**716,635**	**16,647,200**
Mortgage loans															
Loans with mortgage finance	-	-	-	-	14	**14**	-	-	-	-	1	**1**	-	**1**	**13**
Endorsable mortgage mutual loans	-	221	-	-	29	**250**	-	-	-	-	2	**2**	-	**2**	**248**
Mortgage bond-financed loans	-	73,965	-	-	3,243	**77,208**	-	119	-	-	263	**382**	-	**382**	**76,826**
Other mutual mortgage loans	-	16,182,762	-	-	1,079,757	**17,262,519**	-	35,119	-	-	147,170	**182,289**	-	**182,289**	**17,080,230**
Financial leasing transaction for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and receivables	-	86,194	-	-	17,378	**103,572**	-	324	-	-	2,040	**2,364**	-	**2,364**	**101,208**
Subtotal	**-**	**16,343,142**	**-**	**-**	**1,100,421**	**17,443,563**	**-**	**35,562**	**-**	**-**	**149,476**	**185,038**	**-**	**185,038**	**17,258,525**
Consumer loans															
Consumer loans in installments	-	3,576,117	-	-	280,251	**3,856,368**	-	163,524	-	-	158,008	**321,532**	-	**321,532**	**3,534,836**
Current account debtors	-	128,783	-	-	8,555	**137,338**	-	7,261	-	-	4,896	**12,157**	-	**12,157**	**125,181**
Credit card debtors	-	2,023,609	-	-	38,082	**2,061,691**	-	83,524	-	-	21,986	**105,510**	-	**105,510**	**1,956,181**
Consumer finance leasing transactions	-	1,569	-	-	7	**1,576**	-	40	-	-	2	**42**	-	**42**	**1,534**
Other loans and receivables	-	20	-	-	311	**331**	-	4	-	-	181	**185**	-	**185**	**146**
Subtotal	**-**	**5,730,098**	**-**	**-**	**327,206**	**6,057,304**	**-**	**254,353**	**-**	**-**	**185,073**	**439,426**	**-**	**439,426**	**5,617,878**
TOTAL	9,766,344	27,058,318	1,372,848	699,289	1,967,903	40,864,702	124,192	366,144	68,212	246,174	534,181	1,338,903	2,196	1,341,099	39,523,603

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 85

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

e. Contingent loans

Contingent loan balances as of June 30, 2026, and December 31, 2025, are as follows:

Credit risk exposure from contingent loans As of June 30, 2026 (In Ch$mn)	Contingent loan exposure before provisions						Established provisions						Net contingent loan risk exposure
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Personal guarantees	440,134	954	25,628	-	-	**466,716**	2,764	19	2,118	-	-	**4,901**	**461,815**
Letter of credits of merchandise traffic operations	62,845	186	1,037	-	-	**64,068**	721	7	97	-	-	**825**	**63,243**
Debt purchase commitments in local currencies abroad	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Transactions related to contingent events	1,007,949	19,838	40,448	5,780	244	**1,074,259**	14,443	467	2,093	2,773	133	**19,909**	**1,054,350**
Unrestricted prompt cancel credit lines	265,003	884,355	3,578	1,057	18,107	**1,172,100**	1,467	26,858	188	364	10,176	**39,053**	**1,133,047**
Unrestricted credit lines	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Student loans under Law N°20,027 for higher education (CAE)	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Other irrevocable credit commitments	203,235	2,100	33,800	-	3,757	**242,892**	2,042	59	-	-	2,138	**4,239**	**238,653**
Other contingent loans	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**

Credit risk exposure from contingent loans As of December 31, 2025 (In Ch$mn)	Contingent loan exposure before provisions						Established provisions						Net contingent loan risk exposure
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Personal guarantees	530,441	813	24,972	-	-	**556,226**	2,296	20	2,735	-	-	**5,051**	**551,175**
Letter of credits of merchandise traffic operations	48,152	246	1,431	-	-	**49,829**	433	6	4	-	-	**443**	**49,386**
Debt purchase commitments in local currencies abroad	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Transactions related to contingent events	890,582	21,879	19,598	7,392	300	**939,751**	12,632	490	1,350	3,361	165	**17,998**	**921,753**
Unrestricted prompt cancel credit lines	264,080	865,788	2,461	759	15,884	**1,148,972**	1,478	26,413	190	213	8,904	**37,198**	**1,111,774**
Unrestricted credit lines	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Student loans under Law N°20,027 for higher education (CAE)	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**
Other irrevocable credit commitments	183,564	3	63,000	-	-	**246,567**	1,692	1	-	-	-	**1,693**	**244,874**
Other contingent loans	-	-	-	-	-	**-**	-	-	-	-	-	**-**	**-**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 86

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

f. Breakdown of movement in established provisions - Interbank loans

A summary of the movements of established provisions for Interbank loans, as of June 30, 2026, and December 31, 2025 , is as follows:

Breakdown of movement in established for credit risk portfolio during the period As of June 30, 2026 (In Ch$mn)	Movement in established provisions by portfolio for the period			
	Individual assessment			
	Normal Portfolio	Substandard Portfolio	Impaired portfolio	Total
Interbank loans				
Balance as of January 1, 2026	107	-	-	107
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:				
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	185	-	-	185
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(228)	-	-	(228)
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	4	-	-	4
Other changes in provisions	-	-	-	-
Balance as of June 30, 2026	68	-	-	68

Breakdown of movement in established for credit risk portfolio during the period As of December 31, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period			
	Individual assessment			
	Normal Portfolio	Substandard Portfolio	Impaired portfolio	Total
Interbank loans				
Balance as of January 1, 2025	25	-	-	25
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:				
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	381	-	-	381
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(292)	-	-	(292)
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	(7)	-	-	(7)
Other changes in provisions	-	-	-	-
Balance as of December 31, 2025	107	-	-	107

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 87

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

g. Breakdown of movement in established provisions - Commercial Loans

A summary of the movements of established provisions for Commercial Loans, as of June 30, 2026, and December 31, 2025 , is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of June 30, 2026 (In Ch$mn)	Movement in established provisions by portfolio for the period							
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Assessment			Assessment				
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2026	**124,192**	**76,229**	**68,212**	**246,174**	**199,632**	**714,439**	**2,196**	**716,635**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	18,317	57,705	28,974	19,340	20,023	**144,359**	4	**144,363**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(9,209)	-	15,137	-	-	**5,928**	14	**5,942**
Individual Normal to Individual Impaired	-	-	-	-	-	**-**	-	**-**
Substandard to Individual Impaired	-	-	(31,363)	65,706	-	**34,343**	2	**34,345**
Substandard to Individual Normal	766	-	(1,304)	-	-	**(538)**	1	**(537)**
Individual Impaired to Substandard	-	-	-	-	-	**-**	-	**-**
Individual Impaired to Individual Normal	-	-	-	-	-	**-**	-	**-**
Group normal to Group Impaired	-	(21,603)	-	-	47,221	**25,618**	28	**25,646**
Group Impaired to Group normal	-	1,076	-	-	(13,223)	**(12,147)**	2	**(12,145)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	230	(427)	(493)	(38)	1,183	**455**	5	**460**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	(135)	-	-	(112)	**(247)**	11	**(236)**
New loans originated	139,569	22,289	-	-	-	**161,858**	812	**162,670**
New loans due to translation from contingent to loan	545	672	-	-	-	**1,217**	-	**1,217**
New loans purchased	-	-	-	-	-	**-**	-	**-**
Sale or assignment of loans	-	-	-	(14,503)	-	**(14,503)**	-	**(14,503)**
Release due to loan payment	(151,953)	(55,474)	(15,872)	(88,228)	(94,515)	**(406,042)**	(2,128)	**(408,170)**
Provision application for charge-offs	-	-	-	51,204	50,630	**101,834**	-	**101,834**
Recovery of impaired loans	-	-	-	-	-	**-**	-	**-**
Changes in models and methodologies	-	-	-	-	-	**-**	-	**-**
Exchange rate difference	1,346	77	(292)	4,719	109	**5,959**	-	**5,959**
Other changes in provisions	-	-	-	-	-	**-**	-	**-**
Balance as of June 30, 2026	**123,803**	**80,409**	**62,999**	**284,374**	**210,948**	**762,533**	**947**	**763,480**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 88

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period							
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Assessment			Assessment				
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2025	**127,450**	**72,871**	**37,889**	**272,648**	**190,263**	**701,121**	**4,310**	**705,431**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	43,718	102,209	29,764	31,279	108,363	**315,333**	14	**315,347**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(21,010)	-	37,957	-	-	**16,947**	43	**16,990**
Individual Normal to Individual Impaired	(76)	-	-	471	-	**395**	-	**395**
Substandard to Individual Impaired	-	-	(17,317)	46,320	-	**29,003**	-	**29,003**
Substandard to Individual Normal	1,118	-	(1,981)	-	-	**(863)**	23	**(840)**
Individual Impaired to Substandard	-	-	278	(976)	-	**(698)**	-	**(698)**
Individual Impaired to Individual Normal	-	-	-	-	-	**-**	-	**-**
Group normal to Group Impaired	-	(36,747)	-	-	78,619	**41,872**	102	**41,974**
Group Impaired to Group normal	-	1,901	-	-	(28,291)	**(26,390)**	10	**(26,380)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	2,572	-	(1,402)	(731)	-	**439**	55	**494**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	(27)	(1,222)	-	-	2,133	**884**	30	**914**
New loans originated	315,076	48,189	-	-	-	**363,265**	2,260	**365,525**
New loans due to translation from contingent to loan	1,716	1,868	-	-	-	**3,584**	-	**3,584**
New loans purchased	-	-	-	-	-	**-**	-	**-**
Sale or assignment of loans	(331)	-	-	-	-	**(331)**	-	**(331)**
Release due to loan payment	(341,267)	(112,619)	(14,956)	(258,807)	(286,083)	**(1,013,732)**	(4,651)	**(1,018,383)**
Provision application for charge-offs	-	-	-	164,865	135,068	**299,933**	-	**299,933**
Recovery of impaired loans	-	-	-	-	-	**-**	-	**-**
Changes in models and methodologies	-	-	-	-	-	**-**	-	**-**
Exchange rate difference	(4,747)	(221)	(2,020)	(8,895)	(440)	**(16,323)**	-	**(16,323)**
Other changes in provisions	-	-	-	-	-	**-**	-	**-**
Balance as of December 31, 2025	**124,192**	**76,229**	**68,212**	**246,174**	**199,632**	**714,439**	**2,196**	**716,635**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 89

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

h. Breakdown of movement in established provisions – Residential Mortgage loans

A summary of the movements of established provisions for Residential Mortgage Loans, as of June 30, 2026, and December 31, 2025 , is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of June 30, 2026 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal Portfolio	Impaired portfolio	
Residential Mortgage loans			
Balance as of January 1, 2026	**35,562**	**149,476**	**185,038**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	25,996	32,881	**58,877**
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(4,758)	20,091	**15,333**
Group impaired to Group normal	968	(9,597)	**(8,629)**
New loans originated	547	-	**547**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(23,085)	(79,070)	**(102,155)**
Provision application for charge-offs	-	39,154	**39,154**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	-	-	**-**
Other changes in provisions	-	-	**-**
Balance as of June 30, 2026	**35,230**	**152,935**	**188,165**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal Portfolio	Impaired portfolio	
Residential Mortgage loans			
Balance as of January 1, 2025	**34,462**	**126,709**	**161,171**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	55,383	102,055	**157,438**
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(8,636)	36,670	**28,034**
Group impaired to Group normal	1,471	(15,140)	**(13,669)**
New loans originated	2,557	-	**2,557**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(49,675)	(162,942)	**(212,617)**
Provision application for charge-offs	-	62,124	**62,124**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	-	-	**-**
Other changes in provisions	-	-	**-**
Balance as of December 31, 2025	**35,562**	**149,476**	**185,038**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 90

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

i. Breakdown of movement in established provisions – Consumer Loans

A summary of the movements of established provisions for Consumer Loans, as of June 30, 2026, and December 31, 2025 , is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of June 30, 2026 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal portfolio	Impaired portfolio	
Consumer loans			
Balance as of January 1, 2026	**254,353**	**185,073**	**439,426**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	217,679	36,336	**254,015**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to Group impaired	(91,875)	128,109	**36,234**
Group impaired to Group normal	5,553	(22,040)	**(16,487)**
New loans originated	41,157		**41,157**
New loans due to translation from contingent to loan	10,442	-	**10,442**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(190,626)	(352,491)	**(543,117)**
Provision application for charge-offs	-	209,954	**209,954**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	58	4	**62**
Other changes in provisions	-	-	**-**
Balance as of June 30, 2026	**246,741**	**184,945**	**431,686**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal portfolio	Impaired portfolio	
Consumer loans			
Balance as of January 1, 2025	**168,211**	**179,508**	**347,719**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	520,322	95,267	**615,589**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to Group impaired	(178,167)	238,487	**60,320**
Group impaired to Group normal	10,402	(39,171)	**(28,769)**
New loans originated	108,914	-	**108,914**
New loans due to translation from contingent to loan	20,677	-	**20,677**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(395,766)	(638,820)	**(1,034,586)**
Provision application for charge-offs	-	349,805	**349,805**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	(240)	(3)	**(243)**
Other changes in provisions	-	-	**-**
Balance as of December 31, 2025	**254,353**	**185,073**	**439,426**

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 91

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

j. Breakdown of movement in established provisions – Contingent Loans

A summary of the movements of established provisions for Contingent Loans, as of June 30, 2026, and December 31, 2025 , is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of June 30, 2026 (In Ch$mn)	Movement in established provisions by portfolio for the period					
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2026	**18,532**	**26,923**	**4,283**	**3,572**	**9,073**	**62,383**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	2,084	9,092	358	234	539	**12,307**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(143)	-	304	-	-	**161**
Individual Normal to Individual Impaired	-	-	-	-	-	**-**
Substandard to Individual Impaired	-	-	(14)	162	-	**148**
Substandard to Individual Normal	11	-	(18)	-	-	**(7)**
Individual Impaired to Substandard	-	-	-	-	-	**-**
Individual Impaired to Individual Normal	-	-	-	(1)	-	**(1)**
Group Normal to Group Impaired	-	(474)	-	-	7,401	**6,927**
Group Impaired to Group Normal	-	31	-	-	(3,035)	**(3,004)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	506	-	(44)	-	-	**462**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	(468)	-	-	-	**(468)**
New contingent loans granted	9,460	3,286	-	-	-	**12,746**
Release due to loan payment	(9,202)	(11,350)	(408)	(841)	(1,843)	**(23,644)**
Contingent loans from translation to loans	7	152	5	1	228	**393**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	179	214	37	6	88	**524**
Other changes in provisions	-	-	-	-	-	**-**
Balance as of June 30, 2026	**21,434**	**27,406**	**4,503**	**3,133**	**12,451**	**68,927**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 92

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period					
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2025	**16,723**	**8,218**	**5,502**	**4,900**	**9,419**	**44,762**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	3,539	37,252	462	228	945	**42,426**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(455)	-	723	-	-	**268**
Individual Normal to Individual Impaired	-	-	-	1	-	**1**
Substandard to Individual Impaired	-	-	(156)	945	-	**789**
Substandard to Individual Normal	289	-	(568)	-	-	**(279)**
Individual Impaired to Substandard	-	-	-	(4)	-	**(4)**
Individual Impaired to Individual Normal	-	-	-	(9)	-	**(9)**
Group Normal to Group Impaired	-	(787)	-	-	12,440	**11,653**
Group Impaired to Group Normal	-	47	-	-	(5,197)	**(5,150)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	(34)	-	(50)	(15)	-	**(99)**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	22	-	-	3	**25**
New contingent loans granted	22,867	6,821	-	-	-	**29,688**
Release due to loan payment	(24,098)	(24,143)	(1,366)	(2,504)	(8,645)	**(60,756)**
Contingent loans from translation to loans	191	393	38	45	394	**1,061**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	(490)	(940)	(302)	(15)	(286)	**(2,033)**
Other changes in provisions	-	40	-	-	-	**40**
Balance as of December 31, 2025	**18,532**	**26,923**	**4,283**	**3,572**	**9,073**	**62,383**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 93

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

k. Concentration of loans by economic activity

The breakdown of loans by economic activity as of June 30, 2026, and December 31, 2025, is as follows:

Composition of economic activity for loans, contingent loan exposure and accrued provision As of June 30, 2026 (In Ch$mn)	Loans and contingent loan exposures			Established provisions		
	Loans		Total	Loans		Total
	Domestic Loans	Foreign loans		Domestic Loans	Foreign loans	
Interbank loans	-	47,565	**47,565**	-	68	**68**
Commercial loans						
Agriculture and livestock	567,914	2	**567,916**	47,490	-	**47,490**
Fruticulture	504,260	614	**504,874**	40,646	11	**40,657**
Forestry	157,771	2	**157,773**	8,108	-	**8,108**
Fishing	295,336	17	**295,353**	10,131	-	**10,131**
Mining	485,835	-	**485,835**	29,504	-	**29,504**
Oil and natural gas	14,976	-	**14,976**	178	-	**178**
Manufacturing	-	-		-	-	
Food, beverages and tobacco	421,212	46	**421,258**	15,814	1	**15,815**
Textile, leather and footwear	83,819	424	**84,243**	4,715	59	**4,774**
Wood and furniture	78,033	-	**78,033**	4,505	-	**4,505**
Pulp, paper and printing	94,530	-	**94,530**	2,614	-	**2,614**
Chemicals and oil products	122,620	-	**122,620**	4,459	-	**4,459**
Metallic, non-metallic, machinery, or other	402,125	-	**402,125**	23,358	-	**23,358**
Other manufacturing	247,808	322	**248,130**	14,006	14	**14,020**
Electricity, gas and water	680,593	-	**680,593**	8,119	-	**8,119**
Housing construction	301,415	-	**301,415**	4,973	-	**4,973**
Non-housing construction (office, civil works)	500,639	4,196	**504,835**	11,532	179	**11,711**
Wholesale commerce	1,809,057	9,874	**1,818,931**	134,252	47	**134,299**
Retail trade, restaurants and hotels	1,751,352	488	**1,751,840**	91,903	21	**91,924**
Transport and storage	670,221	17	**670,238**	25,662	1	**25,663**
Telecommunications	610,023	1	**610,024**	8,582	-	**8,582**
Financial services	626,607	6,352	**632,959**	4,491	111	**4,602**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,304,641	-	**2,304,641**	50,079	-	**50,079**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defense and police	-	-	**-**	-	-	**-**
Social and other communal services	4,850,472	13,356	**4,863,828**	217,541	374	**217,915**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**17,581,259**	**35,711**	**17,616,970**	**762,662**	**818**	**763,480**
Residential Mortgage loans	**17,692,116**	**3,995**	**17,696,111**	**188,120**	**45**	**188,165**
Consumer loans	**6,064,852**	**1,130**	**6,065,982**	**431,562**	**124**	**431,686**
Contingent loan exposure	**2,983,043**	**36,992**	**3,020,035**	**68,839**	**88**	**68,927**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 94

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Composition of economic activity for loans, contingent loan exposure and accrued provision As of December 31, 2025 (In Ch$mn)	Loans and contingent loan exposures			Established provisions		
	Loans		Total	Loans		Total
	Domestic Loans	Foreign loans		Domestic Loans	Foreign loans	
Interbank loans	-	68,178	68,178	-	107	107
Commercial loans						
Agriculture and livestock	523,138	2	**523,140**	39,591	-	**39,591**
Fruticulture	512,380	827	**513,207**	37,072	14	**37,086**
Forestry	160,876	3	**160,879**	8,543	-	**8,543**
Fishing	286,463	-	**286,463**	9,878	-	**9,878**
Mining	390,801	-	**390,801**	11,863	-	**11,863**
Oil and natural gas	13,801	-	**13,801**	160	-	**160**
Manufacturing						
Food, beverages and tobacco	400,783	28	**400,811**	13,642	-	**13,642**
Textile, leather and footwear	89,588	888	**90,476**	4,856	123	**4,979**
Wood and furniture	84,998	-	**84,998**	3,276	-	**3,276**
Pulp, paper and printing	75,208	-	**75,208**	2,356	-	**2,356**
Chemicals and oil products	138,793	-	**138,793**	4,258	-	**4,258**
Metallic, non-metallic, machinery, or other	375,346	-	**375,346**	19,753	-	**19,753**
Other manufacturing	253,931	391	**254,322**	9,787	17	**9,804**
Electricity, gas and water	721,401	-	**721,401**	8,823	-	**8,823**
Housing construction	257,777	-	**257,777**	5,123	-	**5,123**
Non-housing construction (office, civil works)	488,291	2,286	**490,577**	11,117	98	**11,215**
Wholesale commerce	1,804,136	10,466	**1,814,602**	119,995	54	**120,049**
Retail trade, restaurants and hotels	1,774,663	530	**1,775,193**	86,358	23	**86,381**
Transport and storage	691,552	51	**691,603**	23,533	13	**23,546**
Telecommunications	641,742	1	**641,743**	7,105	-	**7,105**
Financial services	505,452	3,072	**508,524**	4,619	7	**4,626**
Business services	-	-	-	-	-	-
Real estate services	2,363,132	-	**2,363,132**	67,198	-	**67,198**
Student Loans	-	-	-	-	-	-
Public administration, defense and police	-	-	-	-	-	-
Social and other communal services	4,780,847	10,191	**4,791,038**	217,178	202	**217,380**
Personal services	-	-	-	-	-	-
Subtotal	**17,335,099**	**28,736**	**17,363,835**	**716,084**	**551**	**716,635**
Residential Mortgage loans	**17,439,847**	**3,716**	**17,443,563**	**184,997**	**41**	**185,038**
Consumer loans	**6,056,069**	**1,235**	**6,057,304**	**439,337**	**89**	**439,426**
Contingent loan exposure	**2,898,473**	**42,872**	**2,941,345**	**62,257**	**126**	**62,383**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 95

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

l. Residential mortgage loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively:

Residential mortgage loans and their provisions as of June 30, 2026, and December 31, 2025, are as follows:

As of June 30, 2026 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn)						Provisions established for Residential Mortgage Loans (Ch$mn)					
	Days past due at the end of the period						Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,807,161	10,813	41,221	23,443	43,341	**1,925,979**	3,287	228	1,281	1,090	5,428	**11,314**
40% < LTV <= 80%	12,763,512	25,713	402,278	216,947	470,859	**13,879,309**	38,696	584	13,781	11,944	79,315	**144,320**
80% < LTV <= 90%	1,294,472	67	39,534	25,328	55,549	**1,414,950**	7,081	9	1,877	1,892	11,641	**22,500**
LTV > 90%	437,707	599	10,513	6,930	20,124	**475,873**	3,053	47	675	688	5,568	**10,031**
Total	**16,302,852**	**37,192**	**493,546**	**272,648**	**589,873**	**17,696,111**	**52,117**	**868**	**17,614**	**15,614**	**101,952**	**188,165**

As of December 31, 2025 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn)						Provisions established for Residential Mortgage Loans (Ch$mn)					
	Days past due at the end of the period						Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,703,743	9,198	37,867	21,440	36,532	**1,808,780**	3,145	160	1,223	977	4,662	**10,167**
40% < LTV <= 80%	12,693,667	30,917	380,597	210,722	417,396	**13,733,299**	39,242	763	13,547	11,497	75,618	**140,667**
80% < LTV <= 90%	1,260,997	83	43,003	27,054	55,971	**1,387,108**	7,619	12	2,080	1,799	12,161	**23,671**
LTV > 90%	473,056	588	13,255	6,949	20,528	**514,376**	3,085	79	970	614	5,785	**10,533**
Total	**16,131,463**	**40,786**	**474,722**	**266,165**	**530,427**	**17,443,563**	**53,091**	**1,014**	**17,820**	**14,887**	**98,226**	**185,038**

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 96

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

m. Interbank commercial loans and their provisions established by classification category

The distribution of provisions by classification category for interbank and commercial loans as of June 30, 2026, and December 31, 2025, are as follows:

Distribution of provisions by classification category for interbank and commercial loans as of June 30, 2026 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																							Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																								
	Individual																				Group				
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	19,858		27,707	-	-	-	47,565	-	-	-	-	-	-	-	-	-	-	-	-	47,565	-	-	-	47,565	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	19,858	-	27,707	-	-	-	47,565	-	-	-	-	-	-	-	-	-	-	-	-	47,565	-	-	-	47,565	-
Established provisions	7	-	61	-	-	-	68	-	-	-	-	-	-	-	-	-	-	-	-	68	-	-	-	68	-
% Established provisions	0.04%	-	0.22%	-	-	-	0.14%	-	-	-	-	-	-	-	-	-	-	-	-	0.14 %	-	-	-	0.14 %	-

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 97

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of June 30, 2026 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																								Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																							Total	
	Individual																				Group				
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Commercial loans																									
Commercial loans	-	448,711	1,244,139	1,773,413	1,866,582	1,267,813	**6,600,658**	798,289	94,975	94,784	142,054	**1,130,102**	144,985	133,583	44,966	191,782	80,443	99,781	**695,540**	**8,426,300**	4,591,078	527,968	**5,119,046**	**13,545,346**	**945**
Foreign trade loans Chilean exports	-	37,959	310,147	242,348	154,439	144,440	**889,333**	33,704	10,330	-	3,519	**47,553**	1,392	2,080	142	3,099	3,681	7,810	**18,204**	**955,090**	14,402	2,644	**17,046**	**972,136**	-
Foreign trade loans Chilean imports	-	-	115,868	195,727	257,210	139,684	**708,489**	30,894	3,661	36	-	**34,591**	310	38	-	309	3,855	10,313	**14,825**	**757,905**	86,218	3,744	**89,962**	**847,867**	-
Foreign trade loans between third countries	-	-	-	7,130	-	192	**7,322**	423	-	-	-	**423**	-	-	-	-	-	-	-	**7,745**	-	-	-	**7,745**	-
Debtors with current accounts	-	(783)	8,884	28,008	11,938	8,194	**56,241**	4,621	322	75	222	**5,240**	244	182	10	345	122	558	**1,461**	**62,942**	32,173	8,236	**40,409**	**103,351**	-
Credit card debtors	-	2,539	4,071	11,200	7,477	5,378	**30,665**	1,878	390	176	204	**2,648**	301	160	36	31	82	320	**930**	**34,243**	115,544	14,227	**129,771**	**164,014**	-
Factoring transactions	916	67,898	413,330	213,437	90,327	50,899	**836,807**	21,446	1,732	346	596	**24,120**	-	-	205	2,254	13	3,634	**6,106**	**867,033**	31,440	3,860	**35,300**	**902,333**	-
Commercial leasing transactions	1,082	1,632	123,249	218,673	180,119	135,118	**659,873**	67,102	7,276	11,635	16,822	**102,835**	14,264	13,157	5,622	9,440	3,246	439	**46,168**	**808,876**	138,866	10,059	**148,925**	**957,801**	2
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20,752	5,544	**26,296**	**26,296**	-
Other loans and receivables	-	568	1,523	1,896	810	492	**5,289**	1,003	17	7	47	**1,074**	207	292	28	84	677	58	**1,346**	**7,709**	72,830	9,542	**82,372**	**90,081**	-
Subtotal	**1,998**	**558,524**	**2,221,211**	**2,691,832**	**2,568,902**	**1,752,210**	**9,794,677**	**959,360**	**118,703**	**107,059**	**163,464**	**1,348,586**	**161,703**	**149,492**	**51,009**	**207,344**	**92,119**	**122,913**	**784,580**	**11,927,843**	**5,103,303**	**585,824**	**5,689,127**	**17,616,970**	**947**
Established provisions	**-**	**877**	**3,757**	**21,605**	**44,322**	**53,242**	**123,803**	**31,535**	**5,678**	**9,068**	**16,718**	**62,999**	**3,234**	**14,949**	**12,752**	**82,939**	**59,877**	**110,623**	**284,374**	**471,176**	**80,409**	**210,948**	**291,357**	**762,533**	**947**
% Established provisions	**—%**	**0.16%**	**0.17%**	**0.80%**	**1.73%**	**3.04%**	**1.26%**	**3.29%**	**4.78%**	**8.47%**	**10.23%**	**4.67%**	**2.00%**	**10.00%**	**25.00%**	**40.00%**	**65.00%**	**90.00%**	**36.25%**	**3.95%**	**1.58%**	**36.01%**	**5.12%**	**4.33%**	**100.00%**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 98

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2025 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																							Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																								
	Individual																			Group					
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	103	30,556	37,519	-	-	-	68,178	-	-	-	-	-	-	-	-	-	-	-	-	68,178	-	-	-	68,178	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	103	30,556	37,519	-	-	-	68,178	-	-	-	-	-	-	-	-	-	-	-	-	68,178	-	-	-	68,178	-
Established provisions	-	25	82	-	-	-	107	-	-	-	-	-	-	-	-	-	-	-	-	107	-	-	-	107	-
% Established provisions	-	-	0.22%	-	-	-	0.16%	-	-	-	-	-	-	-	-	-	-	-	-	0.16%	-	-	-	0.16%	-

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 99

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2025 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																								Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																									
	Individual																				Group					
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Commercial loans																									
Commercial loans	-	376,102	1,175,111	1,695,348	1,854,837	1,450,679	**6,552,077**	788,346	102,249	102,894	137,124	**1,130,613**	148,628	109,432	80,015	115,050	67,045	101,319	**621,489**	**8,304,179**	4,501,522	484,924	**4,986,446**	**13,290,625**	**2,191**
Foreign trade loans Chilean exports	-	104,199	105,049	263,899	154,572	141,785	**769,504**	61,516	9,768	-	4,310	**75,594**	133	1,994	-	4,892	1,541	4,715	**13,275**	**858,373**	8,587	2,984	**11,571**	**869,944**	-
Foreign trade loans Chilean imports	-	-	128,720	288,955	247,417	116,592	**781,684**	29,356	7,978	610	-	**37,944**	286	38	-	2,198	3,602	9,338	**15,462**	**835,090**	73,088	3,750	**76,838**	**911,928**	-
Foreign trade loans between third countries	-	-	3,072	272	-	209	**3,553**	888	-	-	-	**888**	-	-	-	-	-	-	-	**4,441**	-	-	-	**4,441**	-
Debtors with current accounts	-	3,917	17,134	14,318	18,308	11,388	**65,065**	3,788	313	37	223	**4,361**	275	180	20	26	245	406	**1,152**	**70,578**	30,698	6,932	**37,630**	**108,208**	-
Credit card debtors	-	1,692	3,128	9,378	7,719	5,232	**27,149**	1,808	172	155	152	**2,287**	266	50	1	49	119	273	**758**	**30,194**	112,834	11,183	**124,017**	**154,211**	-
Factoring transactions	1,210	61,121	420,729	196,558	143,509	57,418	**880,545**	16,066	3,441	668	335	**20,510**	-	66	222	1,972	2	2,543	**4,805**	**905,860**	27,722	4,063	**31,785**	**937,645**	-
Commercial leasing transactions	2,020	3,270	133,781	215,401	181,626	144,406	**680,504**	60,416	12,009	16,463	11,450	**100,338**	13,059	9,767	8,042	8,511	906	263	**40,548**	**821,390**	144,261	10,095	**154,356**	**975,746**	**5**
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	22,817	6,953	**29,770**	**29,770**	-
Other loans and receivables	-	753	1,814	2,335	931	430	**6,263**	270	27	10	6	**313**	318	264	45	68	695	410	**1,800**	**8,376**	63,549	9,392	**72,941**	**81,317**	-
Subtotal	**3,230**	**551,054**	**1,988,538**	**2,686,464**	**2,608,919**	**1,928,139**	**9,766,344**	**962,454**	**135,957**	**120,837**	**153,600**	**1,372,848**	**162,965**	**121,791**	**88,345**	**132,766**	**74,155**	**119,267**	**699,289**	**11,838,481**	**4,985,078**	**540,276**	**5,525,354**	**17,363,835**	**2,196**
Established provisions	-	**940**	**3,257**	**21,072**	**44,864**	**54,059**	**124,192**	**39,315**	**4,965**	**9,356**	**14,576**	**68,212**	**3,260**	**12,179**	**22,086**	**53,106**	**48,202**	**107,341**	**246,174**	**438,578**	**76,229**	**199,632**	**275,861**	**714,439**	**2,196**
% Established provisions	—%	0.17%	0.16%	0.78%	1.72%	2.80%	1.27%	4.08%	3.65%	7.74%	9.49%	4.97%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	35.20%	3.70%	1.53%	36.95%	4.99%	4.11%	100.00%

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 100

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

n. Loans and their established provisions by the number of days past due

Distribution of credit risk by days overdue as of June 30, 2026, and December 31, 2025, is as follows:

Distribution of credit risk by days past due As of June 30, 2026 (Ch$mn)	Loan exposure before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	47,565	-	-	-	-	**47,565**	68	-	-	-	-	**68**	-	**68**	47,497
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
> = 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
Subtotal	**47,565**	**-**	**-**	**-**	**-**	**47,565**	**68**	**-**	**-**	**-**	**-**	**68**	**-**	**68**	**47,497**
Commercial loans															
0 days	9,783,961	4,883,312	1,267,319	332,447	103,450	**16,370,489**	123,404	55,549	57,914	103,854	34,682	**375,403**	823	**376,226**	15,994,263
1 to 29 days	9,282	81,407	33,336	40,410	10,195	**174,630**	356	5,039	2,775	12,993	3,735	**24,898**	46	**24,944**	149,686
30 to 59 days	1,428	98,112	31,201	37,220	47,281	**215,242**	43	12,436	1,117	10,621	16,543	**40,760**	11	**40,771**	174,471
60 to 89 days	6	40,472	16,349	66,555	50,859	**174,241**	-	7,385	1,026	18,338	17,563	**44,312**	8	**44,320**	129,921
> = 90 days	-	-	381	307,948	374,039	**682,368**	-	-	167	138,568	138,425	**277,160**	59	**277,219**	405,149
Subtotal	**9,794,677**	**5,103,303**	**1,348,586**	**784,580**	**585,824**	**17,616,970**	**123,803**	**80,409**	**62,999**	**284,374**	**210,948**	**762,533**	**947**	**763,480**	**16,853,490**
Residential Mortgage loans															
0 days	-	16,013,492	-	-	289,360	**16,302,852**	-	26,191	-	-	25,926	**52,117**	-	**52,117**	16,250,735
1 to 29 days	-	29,314	-	-	7,878	**37,192**	-	138	-	-	730	**868**	-	**868**	36,324
30 to 59 days	-	357,965	-	-	135,581	**493,546**	-	5,791	-	-	11,823	**17,614**	-	**17,614**	475,932
60 to 89 days	-	132,534	-	-	140,114	**272,648**	-	3,110	-	-	12,504	**15,614**	-	**15,614**	257,034
> = 90 days	-	-	-	-	589,873	**589,873**	-	-	-	-	101,952	**101,952**	-	**101,952**	487,921
Subtotal	**-**	**16,533,305**	**-**	**-**	**1,162,806**	**17,696,111**	**-**	**35,230**	**-**	**-**	**152,935**	**188,165**	**-**	**188,165**	**17,507,946**
Consumer loans															
0 days	-	5,501,195	-	-	105,296	**5,606,491**	-	184,056	-	-	52,582	**236,638**	-	**236,638**	5,369,853
1 to 29 days	-	136,046	-	-	28,900	**164,946**	-	23,797	-	-	14,482	**38,279**	-	**38,279**	126,667
30 to 59 days	-	74,080	-	-	29,240	**103,320**	-	22,243	-	-	14,473	**36,716**	-	**36,716**	66,604
60 to 89 days	-	37,888	-	-	25,658	**63,546**	-	16,645	-	-	13,495	**30,140**	-	**30,140**	33,406
> = 90 days	-	-	-	-	127,679	**127,679**	-	-	-	-	89,913	**89,913**	-	**89,913**	37,766
Subtotal	**-**	**5,749,209**	**-**	**-**	**316,773**	**6,065,982**	**-**	**246,741**	**-**	**-**	**184,945**	**431,686**	**-**	**431,686**	**5,634,296**
Total loans	**9,842,242**	**27,385,817**	**1,348,586**	**784,580**	**2,065,403**	**41,426,628**	**123,871**	**362,380**	**62,999**	**284,374**	**548,828**	**1,382,452**	**947**	**1,383,399**	**40,043,229**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 101

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of credit risk by days past due As of December 31, 2025 (Ch$mn)	Loan exposure before provisions						Established provisions						Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal			
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	68,178	-	-	-	-	**68,178**	107	-	-	-	-	**107**	-	**107**	68,071
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
> = 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
Subtotal	**68,178**	**-**	**-**	**-**	**-**	**68,178**	**107**	**-**	**-**	**-**	**-**	**107**	**-**	**107**	**68,071**
Commercial loans															
0 days	9,747,769	4,780,005	1,293,996	308,504	101,666	**16,231,940**	123,879	53,500	60,411	89,872	36,070	**363,732**	2,070	**365,802**	15,866,138
1 to 29 days	16,131	72,459	35,485	36,590	10,658	**171,323**	289	4,246	3,148	11,055	3,685	**22,423**	43	**22,466**	148,857
30 to 59 days	2,441	89,511	36,453	37,186	49,737	**215,328**	24	10,942	4,256	17,741	18,264	**51,227**	16	**51,243**	164,085
60 to 89 days	3	43,103	6,914	20,302	50,814	**121,136**	-	7,541	397	8,175	17,127	**33,240**	13	**33,253**	87,883
> = 90 days	-	-	-	296,707	327,401	**624,108**	-	-	-	119,331	124,486	**243,817**	54	**243,871**	380,237
Subtotal	**9,766,344**	**4,985,078**	**1,372,848**	**699,289**	**540,276**	**17,363,835**	**124,192**	**76,229**	**68,212**	**246,174**	**199,632**	**714,439**	**2,196**	**716,635**	**16,647,200**
Residential Mortgage loans															
0 days	-	15,831,014	-	-	300,449	**16,131,463**	-	26,177	-	-	26,914	**53,091**	-	**53,091**	16,078,372
1 to 29 days	-	32,181	-	-	8,605	**40,786**	-	169	-	-	845	**1,014**	-	**1,014**	39,772
30 to 59 days	-	341,587	-	-	133,135	**474,722**	-	5,678	-	-	12,142	**17,820**	-	**17,820**	456,902
60 to 89 days	-	138,360	-	-	127,805	**266,165**	-	3,538	-	-	11,349	**14,887**	-	**14,887**	251,278
> = 90 days	-	-	-	-	530,427	**530,427**	-	-	-	-	98,226	**98,226**	-	**98,226**	432,201
Subtotal	**-**	**16,343,142**	**-**	**-**	**1,100,421**	**17,443,563**	**-**	**35,562**	**-**	**-**	**149,476**	**185,038**	**-**	**185,038**	**17,258,525**
Consumer loans															
0 days	-	5,463,620	-	-	92,246	**5,555,866**	-	185,865	-	-	47,207	**233,072**	-	**233,072**	5,322,794
1 to 29 days	-	140,170	-	-	26,450	**166,620**	-	24,851	-	-	13,356	**38,207**	-	**38,207**	128,413
30 to 59 days	-	81,610	-	-	27,519	**109,129**	-	25,171	-	-	13,646	**38,817**	-	**38,817**	70,312
60 to 89 days	-	44,698	-	-	27,693	**72,391**	-	18,466	-	-	14,384	**32,850**	-	**32,850**	39,541
> = 90 days	-	-	-	-	153,298	**153,298**	-	-	-	-	96,480	**96,480**	-	**96,480**	56,818
Subtotal	**-**	**5,730,098**	**-**	**-**	**327,206**	**6,057,304**	**-**	**254,353**	**-**	**-**	**185,073**	**439,426**	**-**	**439,426**	**5,617,878**
Total loans	**9,834,522**	**27,058,318**	**1,372,848**	**699,289**	**1,967,903**	**40,932,880**	**124,299**	**366,144**	**68,212**	**246,174**	**534,181**	**1,339,010**	**2,196**	**1,341,206**	**39,591,674**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 102

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

The Interim Consolidated Statements of Financial Position include investments in companies of Ch$68,338 million and Ch$67,040 million, respectively as of June 30, 2026, and December 31, 2025, as follows:

	Ownership		Investment value	
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	%	%	Ch$mn	Ch$mn
Companies				
Centro de Compensación Automatizado S.A.	33.33	33.33	5,446	6,296
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	3,491	3,361
Cámara de Compensación de Alto Valor S.A.	13.72	13.72	1,406	1,376
Administrador Financiero del Transantiago S.A.	20.00	20.00	1,801	2,060
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	1,889	1,890
Redbanc S.A.	33.43	33.43	6,401	5,748
Transbank S.A.	25.00	25.00	42,473	41,969
Subtotal			**62,907**	**62,700**
Minority investments				
Security Exchanges			5,414	4,328
Other			17	12
Subtotal			**5,431**	**4,340**
Total			**68,338**	**67,040**

The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at the market value per IFRS 9 Financial Instruments.

1. Summary of financial information of Associates as of June 30, 2026, and December 31, 2025:

	As of June 30, 2026				As of December 31, 2025			
	Assets	Liabilities	Capital	Profit (loss)	Assets	Liabilities	Capital	Profit (loss)
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Centro de Compensación Automatizado S.A.	20,016	4,022	12,556	3,438	22,268	3,980	12,266	6,022
Sociedad Interbancaria de Depósito de Valores S.A.	11,919	-	10,874	1,045	11,474	1	9,513	1,960
Cámara de Compensación de Alto Valor S.A.	11,335	1,259	9,356	720	11,209	1,607	8,021	1,581
Administrador Financiero del Transantiago S.A.	63,202	54,497	7,698	1,007	62,568	52,959	7,310	2,299
Servicios de Infraestructura de Mercado OTC S.A.	18,227	3,129	14,941	157	18,810	3,750	14,780	280
Redbanc S.A.	28,971	9,823	17,311	1,837	30,199	13,005	13,839	3,355
Transbank S.A.	1,400,436	1,230,544	169,900	-8	1,450,233	1,282,356	147,802	20,075
Total	**1,554,106**	**1,303,274**	**242,636**	**8,196**	**1,606,761**	**1,357,658**	**213,531**	**35,572**

2. Restrictions on the ability of the Associates to transfer funds to investors.

There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 103

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued 3. The movement in investments in companies is as follows:   As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn Initial book value 67,040 59,785 Acquisition of investments - - Sale of investments - - Participation in income 2,959 9,139 Dividends received (2,758) (3,385) Other equity adjustments (*) 1,097 1,501 Total 68,338 67,040 (*) This pertains to the market value of the investments in other companies in the country, as specified in the CASB. 4. The objective evidence indicated in IAS 28 ‘Investments in Associates and Joint Ventures’ has been evaluated, and no impairment of the Bank's investments has been detected. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 104

NOTE 15 - INTANGIBLE ASSETS The composition of this item as of June 30, 2026, and December 31, 2025, is as follows: As of June 30, 2026 Opening net balance January 1, 2026 Gross balance Accumulated amortization Net balance Ch$mn Ch$mn Ch$mn Ch$mn Software or computer programs 91,475 490,681 (406,236) 84,445 Total 91,475 490,681 (406,236) 84,445 As of December 31, 2025 Opening net balance January 1, 2025 Gross balance Accumulated amortization Net balance Ch$mn Ch$mn Ch$mn Ch$mn Software or computer programs 97,551 475,790 (384,315) 91,475 Total 97,551 475,790 (384,315) 91,475 The movement in intangible assets during the periods June 30, 2026, and December 31, 2025, is as follows: i. Gross balance Gross balances Software Development Computer Programs Ch$mn Balance as of January 1, 2026 475,790 Additions 15,175 Disposals - Impairments* (284) Reclassifications / Other - Balance as of June 30, 2026 490,681 Balance as of January 1, 2025 430,867 Additions 52,868 Disposals – Impairments* (7,963) Reclassifications / Other 18 Balance as of December 31, 2025 475,790 (*) Corresponds to the carrying amount of intangible assets subject to obsolescence that were impaired during the indicated period. See Note No. 40, Impairment of Non-Financial Assets. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 105

NOTE 15 - INTANGIBLE ASSETS, continued ii. Accumulated amortization Accumulated amortization Software Development Computer Programs Ch$mn Balance as of January 1, 2026 (384,315) Amortization for the year (22,071) Withdrawals/disposals - Impairment* 150 Reclassifications / Other - Balance as of June 30, 2026 (406,236) Balance as of January 1, 2025 (342,198) Amortization for the year (47,855) Withdrawals/disposals - Impairment 5,738 Reclassifications / Other - Balance as of December 31, 2025 (384,315) (*) Corresponds to the carrying amount of intangible assets subject to obsolescence that were impaired during the indicated period. The Bank has no restrictions on intangibles as of June 30, 2026, and December 31, 2025. Additionally, no intangibles have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for intangibles by the Bank as of the same dates. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 106

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 16 - FIXED ASSETS

The composition of this item as of June 30, 2026, and December 31, 2025, is as follows:

	Opening net balance January 1, 2026	As of June 30, 2026		
		Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	**54,237**	130,403	(79,393)	**51,010**
Land	**11,344**	11,248	-	**11,248**
Equipment	**50,179**	380,886	(336,985)	**43,901**
Other	**63,195**	136,647	(76,832)	**59,815**
Total	**178,955**	**659,184**	**(493,210)**	**165,974**

	Opening net balance January 1, 2025	As of December 31, 2025		
		Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	**88,358**	130,683	(76,446)	**54,237**
Land	**14,021**	11,344	-	**11,344**
Equipment	**69,760**	374,632	(324,453)	**50,179**
Other	**25,953**	136,300	(73,105)	**63,195**
Total	**198,092**	**652,959**	**(474,004)**	**178,955**

The movement in fixed assets during the periods June 30, 2026, and December 31, 2025, is as follows:

i. Gross balance

2026	Buildings Ch$mn	Land Ch$mn	Equipment Ch$mn	Other Ch$mn	Total Ch$mn
Balance as of January 1, 2026	**130,683**	**11,344**	**374,632**	**136,300**	**652,959**
Additions	283	-	9,019	1,441	**10,743**
Other changes	(686)	(96)	(2,765)	(1,058)	**(4,605)**
Reclassifications / Other	123	-	-	(36)	**87**
Balance as of June 30, 2026	**130,403**	**11,248**	**380,886**	**136,647**	**659,184**

2025	Buildings Ch$mn	Land Ch$mn	Equipment Ch$mn	Other Ch$mn	Total Ch$mn
Balance as of January 1, 2025	**185,969**	**14,021**	**369,778**	**102,322**	**672,090**
Additions	4,455	-	42,722	12,117	**59,294**
Other changes	(58,137)	(2,677)	(6,119)	(14,222)	**(81,155)**
Reclassifications / Other	(1,604)	-	(31,749)	36,083	**2,730**
Balance as of December 31, 2025	**130,683**	**11,344**	**374,632**	**136,300**	**652,959**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 107

NOTE 16 - FIXED ASSETS, continued ii. Accumulated depreciation 2026 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2026 (76,446) - (324,453) (73,105) (474,004) Depreciation charges for the period (3,459) - (15,205) (4,611) (23,275) Disposals and sales for the period 495 - 2,673 900 4,068 Reclassifications / Other 17 - - (16) 1 Balance as of June 30, 2026 (79,393) - (336,985) (76,832) (493,210) 2025 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 (97,611) - (300,018) (76,369) (473,998) Depreciation charges for the year (9,042) - (31,162) (8,375) (48,579) Disposals and sales for the year 30,207 - 6,727 11,639 48,573 Reclassifications / Other - - - - - Balance as of December 31, 2025 (76,446) - (324,453) (73,105) (474,004) The Bank has no restrictions on fixed assets as of June 30, 2026, and December 31, 2025. Additionally, no fixed assets have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for fixed assets by the Bank as of the same dates Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 108

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS The composition of right-to-use lease assets as of June 30, 2026, and December 31, 2025, is as follows: As of June 30, 2026 Opening net balance January 1, 2026 Gross balance Accumulated depreciation Net balance   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 29,915 160,978 (124,403) 36,575 Improvements to leased properties 63,567 167,246 (104,259) 62,987 Total 93,482 328,224 (228,662) 99,562 As of December 31, 2025 Opening net balance January 1, 2025 Gross balance Accumulated depreciation Net balance   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 60,792 167,373 (137,458) 29,915 Improvements to leased properties 53,754 161,026 (97,459) 63,567 Total 114,546 328,399 (234,917) 93,482 1. The movement in the right-to-use lease assets as of June 30, 2026, and December 31, 2025, is as follows: i. Gross balance 2026 Buildings Improvements to leased properties Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2026 167,373 161,026 328,399 Additions 13,589 6,795 20,384 Disposals (19,984) (488) (20,472) Impairment - - - Reclassifications / Other - (87) (87) Balance as of June 30, 2026 160,978 167,246 328,224 2025 Buildings Improvements to leased properties Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 189,234 141,637 330,871 Additions 6,589 25,365 31,954 Disposals (28,450) (3,234) (31,684) Impairment - - - Reclassifications / Other - (2,742) (2,742) Balance as of December 31, 2025 167,373 161,026 328,399 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 109

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued ii. Accumulated depreciation 2026 Buildings Leasehold improvements Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2026 (137,458) (97,459) (234,917) Depreciation charges for the period (14,038) (7,269) (21,307) Disposals and sales for the period 27,093 469 27,562 Reclassifications / Other - - - Balance as of June 30, 2026 (124,403) (104,259) (228,662) 2025 Buildings Leasehold improvements Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 (128,442) (87,883) (216,325) Depreciation charges for the period (25,915) (12,810) (38,725) Disposals and sales for the period 16,899 3,234 20,133 Reclassifications / Other – – – Balance as of December 31, 2025 (137,458) (97,459) (234,917) 2. Obligations under leasing contracts As of June 30, 2026, and December 31, 2025, the lease obligations are as follows:   As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn Obligations under leasing contracts 48,766 40,649 Total 48,766 40,649 3. Expenditure related to assets held under leasing contracts:   As of June 30, 2026 2025   Ch$mn Ch$mn Depreciation 21,307 20,008 Interests 5,389 4,840 Short-term leasing 12,651 5,862 Other expenses for obligations under lease contracts 14 27 Total 39,361 30,737 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 110

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued 4. As of June 30, 2026, and December 31, 2025 the maturity of lease obligations, according to their contractual maturity, is as follows:   As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn Due within 1 year 10,977 6,629 Due after 1 to 2 years 9,067 8,004 Due after 2 to 3 years 8,335 6,747 Due after 3 to 4 years 6,844 6,082 Due after 4 to 5 years 4,249 5,194 Due after 5 years 9,294 7,993 Total 48,766 40,649 5. Operating leases- Lessor As of June 30, 2026, and December 31, 2025, the future minimum rents to be received from non-cancellable operating leases are as follows:   As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn Due within 1 year 1,971 1,998 Due after 1 to 2 years 1,403 2,247 Due after 2 to 3 years 1,102 1,229 Due after 3 to 4 years 993 1,089 Due after 4 to 5 years 406 890 Due after 5 years 2,617 2,888 Total 8,492 10,341 6. As of June 30, 2026, and December 31, 2025, the Bank has no financial lease contracts that cannot be unilaterally terminated. 7. The Bank has no restrictions on right of use assets as of June 30, 2026, and December 31, 2025. Additionally, no right of use assets have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for right of use assets by the Bank as of the same dates. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 111

NOTE 18 - CURRENT AND DEFERRED TAXES 1. Current taxes As of June 30, 2026, and December 31, 2025, the Bank has set up a first-category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows: As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Breakdown of current tax liabilities (assets) Current taxes (assets) (1,867) (113) Current tax liabilities 52,385 83,084 Total net taxes payable (recoverable) 50,518 82,971 Details of current tax liabilities (assets) (net) Income tax (27%) 168,841 281,640 Minus: Monthly provisional payments (117,492) (191,232) Credit for training expenses (1,215) (2,146) Credits for donations - (1,262) Other 384 (4,029) Total taxes payable (recoverable) 50,518 82,971 2. Results from taxes The tax expense presented in the Income Statement for the periods as of June 30, 2026, and December 31, 2025, is composed of the following items: For the period of 6 months until June 30, For the quarter ended June 30, 2026 2025 2026 2025 Ch$mn Ch$mn Ch$mn Ch$mn Income tax expense Current year tax 154,196 117,338 155,370 58,549 Deferred tax credits (charges) Origination and reversal of temporary differences 3,227 21,469 (66,469) 27,627 Subtotal 157,423 138,807 88,901 86,176 Tax on rejected expenses Article N°21 176 270 38 99 Other (42,547) (36,460) (29,796) (36,455) Net income tax expense 115,052 102,617 59,143 49,820 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 112

NOTE 18 - CURRENT AND DEFERRED TAXES, continued 3. Reconciliation of the effective tax rate The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of June 30, 2026, and December 31, 2025, is shown below. For the period of 6 months until June 30, 2026 2025 Tax Rate Amount Tax Rate Amount % Ch$mn % Ch$mn Tax calculated on the profit before taxes 27.00 212,585 27.00 178,516 Permanent differences (*) (12.79) (100,693) (11.38) (75,274) Single tax (disallowed expenditure) 0.02 176 0.04 270 Other 0.38 2,984 (0.14) (895) Effective rate and income tax expense 14.61 115,052 15.52 102,617 (*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books and the result from the sale of bonds under Article 104 of the Income Tax Law (LIR). For the quarter ended June 30, 2026 2025 Tax Rate Amount Tax Rate Amount % Ch$mn % Ch$mn Tax calculated on the profit before taxes 27.00 121,761 27.00 88,190 Permanent differences (*) (5.17) (75,073) 0.71 (33,349) Single tax (disallowed expenditure) (0.02) 38 (0.02) 99 Other 3.18 12,417 (1.47) (5,120) Effective rate and income tax expense 24.99 59,143 26.22 49,820 (*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books and the result from the sale of bonds under Article 104 of the Income Tax Law (LIR). 4. Effect of deferred taxes on equity The following is a summary of the effect of deferred tax on equity, separately showing the balances corresponding to assets and liabilities for the periods ending June 30, 2026, and December 31, 2025: As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Deferred tax assets (OCI) Financial investment instruments 36,688 22,360 Cash flow hedges — 4,640 Total deferred tax assets with effect in others comprehensive income 36,688 27,000 Deferred tax liabilities Financial investment instruments (1,646) (1,325) Cash flow hedges (2,404) - Total deferred tax liabilities with effect on others comprehensive income (4,050) (1,325) Net deferred tax balances in equity 32,638 25,675 Deferred taxes in equity attributable to equity holders of the bank 33,432 26,327 Deferred tax in equity attributable to non-controlling interests (794) (652) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 113

NOTE 18 - CURRENT AND DEFERRED TAXES, continued 5. Effect of deferred taxes on income As of June 30, 2026, and December 31, 2025, the Bank has recorded the effects of deferred taxes in its Interim Consolidated Financial Statements. Below are the effects of deferred taxes on assets, liabilities and results allocated due to temporary differences: As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Deferred tax assets Interest and readjustments 26,428 22,583 Extraordinary charge-off 27,765 22,170 Assets received in lieu of payment 10,948 9,437 Valuation of fixed assets 1,950 8,552 Foreign exchange adjustments - - Provision for loan losses 343,435 345,551 Provision for expenses 85,037 92,952 Derivatives - - Leased assets 60,655 74,960 Subsidiaries tax loss - - Right-of-use assets 13,167 10,975 Other - 1,262 Total deferred tax assets 569,385 588,442 Deferred tax liabilities Valuation of investments (828) (533) Anticipated expenses (24,779) (28,206) Derivatives (62,294) (75,378) Lease obligations (10,271) (8,519) Foreign exchange adjustments (28) (1,900) Other (15,349) (14,843) Total deferred tax liabilities (113,549) (129,379) 6. Breakdown of deferred taxes Below is a breakdown of deferred taxes, considering their effect on equity and results As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Deferred tax assets With an effect on other comprehensive income 36,688 27,000 With an effect on income 569,385 588,442 Total deferred tax assets 606,073 615,442 Deferred tax liabilities With an effect on other comprehensive income (4,050) (1,325) With an effect on income (113,549) (129,379) Total deferred tax liabilities (117,599) (130,704) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 114

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

7. Presentation of taxes in the financial statements

At the date of these Interim Consolidated Financial Statements, taxes are presented as follows:

Deferred taxes	As of June 30, 2026	As of December 31, 2025
	Ch$mn	Ch$mn
Deferred tax assets before reclassifying	606,073	615,442
Reclassifying (netting)	(112,780)	(128,919)
Deferred tax asset after reclassifying	**493,293**	**486,523**
Deferred tax liabilities before reclassifying	(117,599)	(130,704)
Reclassifying (netting)	112,780	128,919
Deferred tax liabilities after reclassifying	**(4,819)**	**(1,785)**

Current taxes	As of June 30, 2026	As of December 31, 2025
	Ch$mn	Ch$mn
Current tax asset before reclassifying	119,112	199,720
Reclassifying (netting)	(117,245)	(199,607)
Current tax asset after reclassifying	**1,867**	**113**
Current tax liabilities before reclassifying	(169,630)	(282,691)
Reclassifying (netting)	117,245	199,607
Current tax liabilities after reclassifying	**(52,385)**	**(83,084)**

8. Complementary information related to Circular No 47 issued in 2009 by the Internal Tax Service and the FMC

For the purposes of disclosure and substantiation of provisions and write-offs, banks must include in the tax note of their Interim Consolidated Financial Statements a detailed account of the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law (LIR), as established in the document annexed to the joint circular.

i. Loans and receivables

	As of June 30, 2026				As of December 31, 2025			
		Assets at tax value				Assets at tax value		
			Overdue portfolio				Overdue portfolio	
	Assets at financial value	Total	With collateral	Without collateral	Assets at financial value	Total	With collateral	Without collateral
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	47,565	**47,565**	-	-	68,178	**68,178**	-	-
Commercial loans	16,457,561	**16,520,335**	340,281	223,060	16,128,688	**16,185,726**	324,813	184,273
Consumer loans	5,015,592	**5,099,269**	4,470	47,890	5,046,617	**5,109,179**	6,137	55,679
Mortgage loans	17,696,109	**17,749,341**	259,827	4,380	17,443,563	**17,486,306**	239,338	2,906
Total	**39,216,827**	**39,416,510**	**604,578**	**275,330**	**38,687,046**	**38,849,389**	**570,288**	**242,858**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 115

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

ii. Provisions on the overdue portfolio without collateral

	Balance as of 01-01-2026	Charge-offs against provision	Established provisions	Released provisions	Balance as of 30.06.2026
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	**184,273**	(98,487)	384,151	(246,877)	**223,060**
Consumer loans	**55,679**	(173,553)	199,365	(33,601)	**47,890**
Mortgage loans	**2,906**	(9,842)	46,762	(35,446)	**4,380**
Total	**242,858**	**(281,882)**	**630,278**	**(315,924)**	**275,330**

	Balance as of 01-01-2025	Charge-offs against provision	Established provisions	Released provisions	Balance as of 31-12-2025
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	**196,561**	(102,076)	360,552	(270,764)	**184,273**
Consumer loans	**40,543**	(155,442)	203,383	(32,805)	**55,679**
Mortgage loans	**1,289**	(10,632)	46,551	(34,302)	**2,906**
Total	**238,393**	**(268,150)**	**610,486**	**(337,871)**	**242,858**

iii. Direct charge-offs and recoveries

	As of June 30,	As of December 31,
	2026	2025
	Ch$mn	Ch$mn
Direct Charge-offs Art 31 No 4, paragraph III	(8,649)	(9,321)
Debt forgiveness events that originated liberation of provisions	-	-
Recoveries or renegotiations of impaired loans	95,660	185,153
Total	**87,011**	**175,832**

iv. Application of Article 31 N°4 paragraphs I. and IV.

	As of June 30,	As of December 31,
	2026	2025
	Ch$mn	Ch$mn
Charge-offs under paragraph I	-	-
Charge-offs under paragraph IV	(2,616)	(3,457)
Total	**(2,616)**	**(3,457)**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 116

NOTE 19 - OTHER ASSETS The composition of the item "Other Assets" as of June 30, 2026, and December 31, 2025, is as follows: As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Other assets Assets to be leased out as lessor (1) 13,333 9,366 Cash guarantees provided for derivative financial transactions (2) 1,595,160 2,075,671 Debtors by financial instrument intermediation 58,371 83,086 Accounts receivable from third parties 185,150 99,436 VAT tax credit receivable 15,105 15,009 Pre-paid expenses (3) 47,434 24,400 Valuation adjustments for macro hedges (4) 103,151 119,790 Assets backing obligations of defined benefit pension plans 847 693 Investments in gold 1,562 1,619 Other cash guarantees provided (5) 22,129 26,637 Pending operations 6,104 16,657 Other assets 91,872 171,680 Total 2,140,218 2,644,044 1. These correspond to assets available to be delivered under financial leasing arrangements. 2. These are guarantees associated with certain derivative contracts. These guarantees are triggered when the valuation of derivatives exceeds thresholds defined in the respective contracts and may work in favor of or against the Bank. 3. This category includes prepaid expenses related to the Santander LATAM Pass program. These expenses will naturally be consumed as customers use the Bank's transactional products, leading to the assignment of the respective LATAM Pass miles (a loyalty program managed by LATAM Airlines Group S.A.). 4. This corresponds to the balances of market value valuation of net assets or liabilities subject to macro hedging (Note No. 12). 5. These are cash guarantees with the clearinghouse for low-value payments, which came into effect starting in 2024. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 117

NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE The composition of the item "non-current assets and disposal group held for sale" and "liabilities included in disposal groups held for sale" as of June 30, 2026, and December 31, 2025, is as follows:   As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn Assets received in payment or awarded in a judicial auction (1) Assets received in lieu of payment 10,362 13,993 Assets awarded in a judicial auction 43,126 40,283 Provisions for assets received in lieu of payment or awarded in a judicial auction (3,463) (3,373) Non-current assets held for sale Fixed assets 28,865 29,003 Assets from the recovery of goods sold under financial leasing operations 1,118 1,693 Disposable groups for sale - - Total 80,008 81,599 (1) Assets received in payment are those received in place of overdue debts from customers. The aggregate assets held in this way must not exceed 20% of the Bank's regulatory capital. Currently, these assets represent 0.14% (0.20% as of December 31, 2025) of the Bank's regulatory capital. Assets awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank. Assets awarded in a judicial auction are not subject to the aforementioned margin. These immovable properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition. If such property is not sold within the time frame established in bank regulations, it must be written off. Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its appraisal value. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 118

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS Financial liabilities at fair value through profit or loss comprise the liabilities held for trading. They are classified in this category because they are acquired to sell in the short term. Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement. As of June 30, 2026, and December 31, 2025, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss: As of June 30, As of December 31, Fair value - Liabilities 2026 2025   Ch$mn Ch$mn Financial derivatives contracts Forwards 1,335,015 2,173,004 Swaps 8,711,788 8,411,423 Call options 1,601 491 Put options 930 2,390 Future - - Other - - Subtotal 10,049,334 10,587,308 Other financial instruments Deposits and other demand liabilities - - Time deposits and other term equivalents - - Issued debt instruments - - Other derivatives - - Subtotal - - Total 10,049,334 10,587,308 Banco Santander presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, mainly forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 119

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued

The following is a breakdown of the financial derivatives contracted by the Bank as of June 30, 2026, and December 31, 2025, their fair value and the breakdown by the maturity of the notional or contractual values:

	As of June 30, 2026								
	Notionals								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	19,818,238	15,572,543	24,126,050	7,706,020	2,394,590	968,272	**70,585,713**	**1,335,015**
Interest rate swaps	-	5,968,993	11,443,266	34,174,517	30,810,827	29,305,107	38,513,870	**150,216,580**	**1,766,532**
Currency and interest rate swaps	-	1,526,477	3,112,177	12,639,741	21,349,985	13,591,078	25,246,687	**77,466,145**	**6,945,256**
Currency call options	-	28,581	14,074	25,500	-	-	-	**68,155**	**1,601**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	54,851	60,787	61,339	-	-	-	**176,977**	**930**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**27,397,140**	**30,202,847**	**71,027,147**	**59,866,832**	**45,290,775**	**64,728,829**	**298,513,570**	**10,049,334**

	As of December 31, 2025								
	Notionals								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	23,750,958	20,824,030	27,092,792	5,136,179	1,136,565	700,706	**78,641,230**	**2,173,004**
Interest rate swaps	-	16,930,774	20,745,410	35,069,132	21,274,251	15,793,974	29,527,648	**139,341,189**	**1,134,840**
Currency and interest rate swaps	-	1,172,436	4,049,436	10,566,265	19,536,479	12,329,038	22,921,210	**70,574,864**	**7,276,583**
Currency call options	-	27,767	47,768	25,958	-	-	-	**101,493**	**491**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	56,787	73,951	73,075	-	-	-	**203,813**	**2,390**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**41,938,722**	**45,740,595**	**72,827,222**	**45,946,909**	**29,259,577**	**53,149,564**	**288,862,589**	**10,587,308**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 120

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST As of June 30, 2026, and December 31, 2025, the composition of financial liabilities at amortized cost is as follows:   As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn Deposits and other demand liabilities Current accounts 11,366,142 11,674,317 Demand deposit accounts 450,878 464,930 Other demand deposits 443,797 471,543 Obligations for payment card provision accounts 27,556 30,148 Other on demand liabilities 1,655,398 1,434,652 Subtotal 13,943,771 14,075,590 Time deposits and other term equivalents Time deposits 18,135,923 16,216,079 Term savings accounts 303,078 269,821 Other term credit balances 8,019 7,883 Subtotal 18,447,020 16,493,783 Obligations under repurchase and securities lending agreements Transactions with domestic banks - 662,793 Transactions with foreign banks 1,928,832 699,048 Transactions with other Chilean entities 236,080 225,245 Transactions with other foreign entities 1,068,023 1,168,157 Subtotal 3,232,935 2,755,243 Interbank borrowing Chilean Banks 20,064 30,052 Foreign banks 3,358,217 3,404,185 Central Bank of Chile - - Subtotal 3,378,281 3,434,237 Debt financial instruments issued Letters of Credit 6 55 Senior bonds 7,173,359 7,643,750 Mortgage bonds 50,117 55,295 Subtotal 7,223,482 7,699,100 Other financial liabilities Other financial obligations with the public sector 8,732 - Other Chilean financial obligations 198,851 193,693 Other foreign financial obligations 6,435 30,628 Subtotal 214,018 224,321 Total 46,439,507 44,682,274 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 121

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

1. Obligations under repurchase and securities lending agreements

As of June 30, 2026, and December 31, 2025, the obligations associated with the instruments sold under repurchase agreements are as follows:

	As of June 30, 2026					As of December 31, 2025				
	Demand	Up to 1 month	More than 1 month up to 3 months	More than 3 month up to 12 months	Total	Demand	Up to 1 month	More than 1 month up to 3 months	More than 3 month up to 12 months	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Transactions with domestic banks										
Repurchase agreements with other banks	-	-	-	-	-	-	662,793	-	-	662,793
Repurchase agreements with the Central Bank of Chile	-	-	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	662,793	-	-	662,793
Transactions with foreign banks										
Repurchase agreements with other banks	-	1,255,331	441,130	232,371	1,928,832	-	699,048	-	-	699,048
Repurchase agreements with foreign central banks	-	-	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-	-	-
Subtotal	-	1,255,331	441,130	232,371	1,928,832	-	699,048	-	-	699,048
Transactions with other entities in the country										
Repurchase agreements	-	236,080	-	-	236,080	-	225,245	-	-	225,245
Securities lending obligations	-	-	-	-	-	-	-	-	-	-
Subtotal	-	236,080	-	-	236,080	-	225,245	-	-	225,245
Transactions with other entities abroad										
Repurchase agreements	-	523,354	544,669	-	1,068,023	-	593,788	574,369	-	1,168,157
Securities lending obligations	-	-	-	-	-	-	-	-	-	-
Subtotal	-	523,354	544,669	-	1,068,023	-	593,788	574,369	-	1,168,157
Total	-	2,014,765	985,799	232,371	3,232,935	-	2,180,874	574,369	-	2,755,243

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 122

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

2. Interbank borrowing

As of June 30, 2026, and December 31, 2025, the composition of the item 'Interbank Borrowings' in the Interim Consolidated Financial Statements is as follows:

	As of June 30, 2026 Ch$mn	As of December 31, 2025 Ch$mn
Loans from domestic financial institutions		
Commercial interbank loans	20,064	30,052
Subtotal	**20,064**	**30,052**
Loans from foreign financial institutions		
State Bank of India	522,768	503,802
International Finance Corporate	501,958	489,946
Wells Fargo Bank NA	316,180	371,999
Hong Kong and Shanghai Banking	316,136	378,852
Bank of America	313,701	180,301
Citibank N.A.	271,586	190,226
The Bank of New York Mellon	203,081	133,014
JPMorgan Chase Bank	140,632	92,236
Caixabank Sa	119,022	113,522
Commerzbank Ag	116,060	133,285
Banco Santander	91,629	89,375
Standard Chartered Bank	86,272	147,040
Zurcher Kantonalbank	83,024	127,768
Instituto De Credito oficial	50,881	49,881
Banco Bilbao Vizcaya Argentaria	48,284	46,070
Banco de Desarrollo de América Latina y el Caribe	46,121	92,096
Banco Santander Hong Kong	39,521	10,903
CORFO	35,379	3,288
Banco Santander Singapur	21,703	15,605
Deutsche Bank Frankfurt	16,072	-
Bank of Communications	7,424	36
National Australia Bank	2,087	-
Agricultural Bank of China	1,370	81,336
China Construction Bank	1,243	1,266
Industrial And Commercial Bank	1,140	2,341
Sumitomo Mitsui Banking Corporation	1,127	90,322
Banco De La Provincia De Buenos Aires	720	-
China Merchants Bank	679	3,056
Korea Exchange Bank	405	70
Bank of China	361	13,672
Turkiye Garanti Bankasi	334	-
Kbc Bank Nv	330	57
Santander UK plc	195	132
Bank for Investment and Development	119	35
Bankinter	119	-
Industrial Bank of Korea	102	262
Wachovia Bank Na	79	55
Intesa Sanpaolo Spa	76	-
China Minsheng Bank	68	-
Rhb Bank Berhad	64	-
Shinhan Bank	52	-
Unicredit SPA	45	-

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 123

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued   As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn Continued... Kotak Mahindra Bank 27 – Banco Santander Brasil 24 143 Icici Bank Limited 17 – Lloyds Bank Plc – 27,750 Abanca Corporacion Bancaria S.A. – 9,267 Santander Madrid – 2,668 China CITIC Bank – 1,137 Bnp Paribas Sa – 287 Banco Santander Mexico – 263 Shanghai Pudong Development Bank – 250 Banco De Sabadell S.A. – 220 Bancomer S.A. – 200 Credit Agricole Italia SPA – 73 Taiwan Cooperative Bank Ltd – 49 – – Subtotal 3,358,217 3,404,185 Total 3,378,281 3,434,237 2.1. Loans from domestic financial institutions The maturity of these obligations is as follows:   As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn Due within 1 year 20,064 30,052 Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 4 to 5 years - - Due after 5 years - - Total loans from domestic financial institutions 20,064 30,052 2.2. Foreign obligations The maturity of these obligations is as follows:   As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn Due within 1 year 2,195,886 2,513,436 Due after 1 to 2 years 322,556 369,126 Due after 2 to 3 years 299,127 289,966 Due after 3 to 4 years 90,658 - Due after 4 to 5 years 410,256 223,890 Due after 5 years 39,734 7,767 Total loans from foreign financial institutions 3,358,217 3,404,185 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 124

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

3. Debt Financial Instruments Issued and Other Financial Obligations

Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of June 30, 2026			As of December 31, 2025		
	Short-term Ch$mn	Long-term Ch$mn	Total Ch$mn	Short-term Ch$mn	Long-term Ch$mn	Total Ch$mn
Letters of credit	6	-	**6**	55	-	**55**
Senior bonds	1,622,280	5,551,079	**7,173,359**	2,365,010	5,278,740	**7,643,750**
Mortgage bonds	-	50,117	**50,117**	-	55,295	**55,295**
Issued debt instruments	**1,622,286**	**5,601,196**	**7,223,482**	**2,365,065**	**5,334,035**	**7,699,100**
Other financial liabilities	**214,018**	**-**	**214,018**	**224,321**	**-**	**224,321**
Total	**1,836,304**	**5,601,196**	**7,437,500**	**2,589,386**	**5,334,035**	**7,923,421**

3.1 Mortgage finance bonds

These notes are used to finance mortgage loans. The principal amounts of these are amortized quarterly. These notes are indexed to the UF and yield an interest rate.

	As of June 30, 2026 Ch$mn	As of December 31, 2025 Ch$mn
Due within 1 year	6	55
Due after 1 to 2 years	-	-
Due after 2 to 3 years	-	-
Due after 3 to 4 years	-	-
Due after 4 to 5 years	-	-
Due after 5 years	-	-
Total mortgage finance bonds	**6**	**55**

3.2 Senior bonds

The details of senior bonds by currency are as follows:

	As of June 30, 2026 Ch$mn	As of December 31, 2025 Ch$mn
Santander Bonds in UF	3,424,666	3,822,554
Santander Bonds in US$	1,356,583	1,410,129
Santander Bonds in CHF$	917,521	917,621
Santander Bonds in Ch$	1,152,819	1,066,919
Current bonds in AUD$	95,657	91,224
Senior bonds in JPY$	100,858	177,332
Senior bonds in EUR$	125,255	157,971
Total senior bonds	**7,173,359**	**7,643,750**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 125

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

a. Issuance of senior bonds

During 2026, the Bank issued bonds amounting to UF 6,562,000, CLP 248,500,000,000, and USD 530,000,000, as detailed below:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
BSTDBA0225	UF	597,000	6.5 years	3.00%	02-16-2026	02-17-2026	08-01-2032
BSTDBA0225	UF	50,000	6.5 years	3.00%	02-18-2026	02-19-2026	08-01-2032
BSTDBA0225	UF	632,000	6.4 years	3.00%	02-26-2026	02-27-2026	08-01-2032
BSTD220622	UF	1,600,000	4.2 years	2.75%	03-09-2026	03-10-2026	06-01-2030
BSTDA61022	UF	1,000,000	11.5 years	2.70%	03-31-2026	03-31-2026	10-01-2037
BSTDA50822	UF	620,000	5.8 years	2.95%	05-04-2026	05-04-2026	02-01-2032
BSTDA50822	UF	86,000	5.7 years	2.95%	05-04-2026	05-05-2026	02-01-2032
BSTDA50822	UF	200,000	5.7 years	2.95%	05-05-2026	05-05-2026	02-01-2032
BSTDA50822	UF	137,000	5.7 years	2.95%	05-05-2026	05-06-2026	02-01-2032
BSTDA50822	UF	1,500,000	5.7 years	2.95%	05-08-2026	05-11-2026	02-01-2032
BSTD141223	UF	140,000	2.6 years	3.30%	05-15-2026	05-15-2026	12-01-2028
Total UF		**6,562,000**					
BSTDA40922	CLP	10,000,000,000	6.9 years	6.25%	04-13-2026	04-14-2026	03-01-2033
BSTDBG0125	CLP	12,800,000,000	6.2 years	6.60%	04-15-2026	04-16-2026	07-01-2032
BSTDBG0125	CLP	14,000,000,000	6.2 years	6.60%	04-16-2026	04-17-2026	07-01-2032
BSTDBJ0425	CLP	23,000,000,000	3.4 years	6.30%	04-23-2026	04-24-2026	10-01-2029
BSTDBG0125	CLP	57,000,000,000	6.1 years	6.60%	05-08-2026	05-11-2026	07-01-2032
BSTDBG0125	CLP	16,200,000,000	6.1 years	6.60%	05-18-2026	05-19-2026	07-01-2032
BSTDBF0325	CLP	5,000,000,000	5.3 years	6.40%	05-19-2026	05-19-2026	09-01-2031
BSTDBF0325	CLP	20,000,000,000	5.3 years	6.40%	05-19-2026	05-20-2026	09-01-2031
BSTDBF0325	**CLP**	**10,500,000,000**	**5.3 years**	**6.40%**	**05-20-2026**	**05-22-2026**	**09-01-2031**
BSTDBM0426	**CLP**	**80,000,000,000**	**10.8 years**	**6.20%**	**05-28-2026**	**05-29-2026**	**04-01-2037**
Total CLP		**248,500,000,000**					
Bono USD 144A	USD	500,000,000	4.8 years	4.55%	01-08-2026	01-15-2026	11-20-2030
Bono USD SOFR Daiwa	**USD**	**20,000,000**	**5 years**	**4.58%**	**03-11-2026**	**03-18-2026**	**03-18-2031**
Bono USD SOFR Santander	**USD**	**10,000,000**	**5 years**	4.95%	**07-08-2026**	**07-15-2026**	**07-15-2031**
Total USD		**530,000,000**					

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 126

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

During 2025, the bank issued bonds for UF 17,540,000, CLP 328,550,000,000 and CHF 140,000,000, detailed as follows:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
BSTD180624	UF	1,300,000	1.9 years	2.00%	01-10-2025	01-13-2025	12-01-2026
BSTD180624	UF	1,700,000	1.8 years	2.00%	02-03-2025	02-04-2025	12-01-2026
BSTD230822	UF	100,000	6.0 years	3.00%	02-04-2025	02-05-2025	02-01-2031
BSTD230822	UF	200,000	6.0 years	3.00%	02-05-2025	02-06-2025	02-01-2031
BSTD120923	UF	800,000	8.6 years	3.00%	02-06-2025	02-07-2025	09-01-2033
BSTD151023	UF	1,385,000	2.6 years	2.00%	02-17-2025	02-18-2025	10-01-2027
BSTDA61022	UF	600,000	12.5 years	3.00%	03-28-2025	03-31-2025	10-01-2037
BSTD120923	UF	300,000	8.4 years	3.00%	03-28-2025	03-31-2025	09-01-2033
BSTD120923	UF	500,000	8.4 years	3.00%	04-01-2025	04-02-2025	09-01-2033
BSTD120923	UF	100,000	8.4 years	3.00%	04-02-2025	04-03-2025	09-01-2033
BSTD120923	UF	500,000	8.4 years	3.00%	04-08-2025	04-10-2025	09-01-2033
BSTD230822	UF	620,000	5.8 years	3.00%	04-09-2025	04-10-2025	02-01-2031
BSTD120923	UF	20,000	8.4 years	3.00%	04-09-2025	04-10-2025	09-01-2033
BSTD211024	UF	350,000	2.0 years	2.00%	04-09-2025	04-10-2025	04-01-2027
BSTD211024	UF	200,000	2.0 years	2.00%	04-10-2025	04-11-2025	04-01-2027
BSTD120923	UF	780,000	8.4 years	3.00%	04-15-2025	04-16-2025	09-01-2033
BSTD230822	UF	180,000	5.8 years	3.00%	04-15-2025	04-16-2025	02-01-2031
BSTDA61022	UF	1,365,000	12.5 years	3.00%	04-16-2025	04-17-2025	10-01-2037
BSTDA61022	UF	350,000	12.4 years	3.00%	04-23-2025	04-24-2025	10-01-2037
BSTD211024	UF	148,000	1.9 years	2.00%	04-24-2025	04-25-2025	04-01-2027
BSTD211024	UF	2,000	1.9 years	2.00%	04-24-2025	04-25-2025	04-01-2027
BSTDA61022	UF	100,000	12.4 years	3.00%	05-06-2025	05-07-2025	10-01-2037
BSTD211024	UF	200,000	1.9 years	2.00%	05-12-2025	05-13-2025	04-01-2027
BSTD230822	UF	510,000	5.5 years	2.65%	08-07-2025	08-08-2025	02-01-2031
BSTD211024	UF	1,200,000	1.6 years	2.30%	08-20-2025	08-21-2025	04-01-2027
6XBSTD230822	UF	100,000	5.3 years	2.65%	10-01-2025	10-02-2025	02-01-2031
7XBSTD230822	UF	150,000	5.3 years	2.65%	10-01-2025	10-03-2025	02-01-2031
8XBSTD230822	UF	300,000	5.3 years	2.65%	10-01-2025	10-02-2025	02-01-2031
9XBSTD230822	UF	150,000	5.3 years	2.65%	10-07-2025	10-08-2025	02-01-2031
10BSTD230822	UF	400,000	5.3 years	2.65%	10-08-2025	10-09-2025	02-01-2031
11BSTD230822	UF	100,000	5.3 years	2.65%	10-08-2025	10-10-2025	02-01-2031
12BSTD230822	UF	200,000	5.3 years	2.65%	10-10-2025	10-13-2025	02-01-2031
6XBSTD210622	UF	530,000	4.1 years	2.75%	10-20-2025	10-21-2025	12-01-2029
13BSTD230822	UF	400,000	5.3 years	2.65%	10-21-2025	10-22-2025	02-01-2031
0XBSTDBA0225	UF	400,000	6.8 years	3.00%	10-23-2025	10-24-2025	08-01-2032
14BSTD230822	UF	300,000	5.3 years	2.65%	10-27-2025	10-28-2025	02-01-2031
1XBSTD220425	UF	800,000	14.4 years	3.00%	10-28-2025	10-30-2025	04-01-2040
2XBSTD220425	UF	200,000	14.4 years	3.00%	10-28-2025	10-30-2025	04-01-2040
Total UF		**17,540,000**					
BSTD110723	CLP	50,000,000,000	2.2 years	6.00%	05-02-2025	05-03-2025	07-01-2027
BSTDA91122	CLP	30,300,000,000	5.5 years	6.00%	05-14-2025	05-15-2025	11-01-2030
BSTD170624	CLP	3,000,000,000	3.0 years	6.00%	05-16-2025	05-17-2025	06-01-2028
BSTDA21222	CLP	77,750,000,000	4.0 years	6.00%	05-16-2025	05-17-2025	06-01-2029
BSTD170624	CLP	10,000,000,000	3.0 years	6.00%	05-20-2025	05-22-2025	06-01-2028
BSTD170624	CLP	5,000,000,000	3.0 years	6.00%	05-22-2025	05-23-2025	06-01-2028
BSTDA40922	CLP	90,000,000,000	7.8 years	6.00%	05-22-2025	05-23-2025	03-01-2033

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 127

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

Series	Currency	Amount placed		Annual Issuance rate	Issue Date	Placement Date	Maturity Date
BSTD170624	CLP	20,000,000,000	3.0 years	6.00%	06-11-2025	06-13-2025	06-01-2028
1XBSTDBI0525	CLP	40,000,000,000	2.5 years	6.10%	11-12-2025	11-13-2025	05-01-2028
2XBSTDBI0525	CLP	2,500,000,000	2.4 years	6.10%	11-20-2025	11-21-2025	05-01-2028
Total CLP		**328,550,000,000**					
Bono CHF BNP & ZKB	CHF	140,000,000	5.3 years	1.19%	05-12-2025	05-30-2025	08-29-2030
Total CHF		**140,000,000**					
Bono JPY Santander SA	JPY	4,000,000,000	20.0 years	2.80%	04-24-2025	04-29-2025	04-28-2045
Bono JPY Daiwa ESG	JPY	10,000,000,000	3.0 years	1.50%	07-02-2025	07-10-2025	07-10-2028
Total JPY		**14,000,000,000**					
USD bond SOFR Daiwa	USD	10,000,000	5.0 years	5.05%	06-06-2025	06-13-2025	06-13-2030
XS3257573298	USD	10,000,000	5.0 years	4.70%	12-17-2025	12-29-2025	12-29-2030
Total USD		**20,000,000**					

b. *Repurchase of senior bonds*

The Bank has carried out the following partial bond repurchases as of June 30, 2026:

Date	Type	Currency	Amount
February 2026	Senior	UF	597,000
February 2026	Senior	UF	50,000
February 2026	Senior	UF	300,000
February 2026	Senior	UF	332,000

The Bank made the following partial bond repurchases as of December 31, 2025:

Date	Type	Currency	Amount
July 2025	Senior	UF	1,000,000
July 2025	Senior	UF	110,000

c. *Maturities of senior bonds*

The maturity of the senior bonds is as follows:

	As of June 30, 2026 Ch$mn	As of December 31, 2025 Ch$mn
Due within 1 year	1,622,280	2,365,011
Due after 1 to 2 years	721,272	1,215,822
Due after 2 to 3 years	779,008	750,329
Due after 3 to 4 years	633,954	642,855
Due after 4 to 5 years	1,081,521	562,375
Due after 5 years	2,335,324	2,107,358
Total senior bonds	**7,173,359**	**7,643,750**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 128

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued 3.3 Mortgage bonds The details of mortgage bonds by currency are as follows: As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Mortgage bonds in UF 50,117 55,295 Total mortgage bonds 50,117 55,295 a. Mortgage Bond issuances The Bank has not issued any Mortgage Bonds as of June 30, 2026, and December 31, 2025. b. Maturity of Mortgage Bonds The maturity of Mortgage Bonds is as follows: As of June 30, As of December 31,   2026 2025 Ch$mn Ch$mn Due within 1 year – – Due after 1 to 2 years – – Due after 2 to 3 years 25,294 28,984 Due after 3 to 4 years – – Due after 4 to 5 years – – Due after 5 years 24,823 26,311 Total mortgage bonds 50,117 55,295 4. Other financial liabilities The composition of other financial liabilities, according to maturity, is summarized below:   As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Long-term obligations Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 4 to 5 years - - Due after 5 years - - Subtotal - - Short-term obligations Amount payable for credit card transactions 197,324 192,107 Letters of credit approval 6,435 30,628 Other long-term financial obligations (short-term portion) 10,259 1,586 Subtotal 214,018 224,321 Other financial obligations total 214,018 224,321 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 129

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS The balances of Regulatory Capital Financial Instruments issued as of June 30, 2026, and December 31, 2025, are as follows:   As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn Financial instruments of regulatory capital issued     Subordinated bonds with transitional recognition - - Subordinated Bonds 2,000,905 1,948,493 Perpetual bond 644,354 629,468 Preferred shares - - Subtotal 2,645,259 2,577,961 Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:   As of June 30, 2026 Short-term Long-term Total   Ch$mn Ch$mn Ch$mn Subordinated bonds with transitional recognition - - - Subordinated Bonds 207,279 1,793,626 2,000,905 Perpetual bond - 644,354 644,354 Preferred shares - - - Total 207,279 2,437,980 2,645,259   As of December 31, 2025 Short-term Long-term Total   Ch$mn Ch$mn Ch$mn Subordinated bonds with transitional recognition - - - Subordinated Bonds 202,169 1,746,324 1,948,493 Perpetual bond - 629,468 629,468 Preferred shares - - - Total 202,169 2,375,792 2,577,961 The entirety of the Perpetual Bond is in US$ currency. The details of subordinated bonds by currency are as follows:   As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn CLP - - US$ 185,691 181,378 UF 1,815,214 1,767,115 Subordinated bond total 2,000,905 1,948,493 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 130

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued

The movement in the balance of Regulatory Capital Financial Instruments issued as of June 30, 2026, and December 31, 2025, is as follows:

	Subordinated Bonds	Perpetual bond	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2026	**1,948,493**	**629,468**	**2,577,961**
New issues/placements made	-	-	-
Accrued interest at the effective interest rate (subordinated bonds)	17,057	-	**17,057**
Interest payments to the holder (Subordinated Bonds)	(14,416)	-	**(14,416)**
Accrued adjustments due to UF and/or exchange rate	45,916	-	**45,916**
Exchange differences	4,080	14,281	**18,361**
Other movements (Discounts/Hedges)	(225)	605	**380**
Balance as of June 30, 2026	**2,000,905**	**644,354**	**2,645,259**

	Subordinated Bonds	Perpetual bond	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	**1,910,697**	**693,382**	**2,604,079**
New issues/placements made	-	-	-
Accrued interest at the effective interest rate (subordinated bonds)	31,807	-	**31,807**
Interest payments to the holder (Subordinated Bonds)	(28,161)	-	**(28,161)**
Accrued adjustments due to UF and/or exchange rate	55,118	-	**55,118**
Exchange differences	(18,682)	(65,387)	**(84,069)**
Other movements (Discounts/Hedges)	(2,286)	1,473	**(813)**
Balance as of December 31, 2025	**1,948,493**	**629,468**	**2,577,961**

During 2025 and as of June 30, 2026, the Bank has not issued any regulatory capital instruments.

The detail of subordinated bonds as of June 30, 2026 is as follows:

Series	Currency	Amount placed	Annual Issuance rate	Issuance period	Placement Date	Maturity Date	Balance in issuing currency	Balance Ch$mn as of 06.30.2026
USTD-Z1207	UF	2,000,000	4.10%	22 years	12-28-2007	09-01-2026	1,544,080	63,030
USTD-M0301	UF	30,000	4.40%	20 years	08-24-2006	09-01-2026	30,468	1,244
USTD-M0301	UF	200,000	4.50%	20 years	08-21-2006	09-01-2026	203,079	8,290
USTD-M0301	UF	200,000	4.50%	20 years	08-17-2006	09-01-2026	203,099	8,291
USTD-M0301	UF	140,000	4.40%	20 years	09-06-2006	09-01-2026	142,184	5,804
USTD-M0301	UF	550,000	4.50%	20 years	08-21-2006	09-01-2026	558,522	22,799
USTD-M0301	UF	200,000	4.40%	20 years	08-18-2006	09-01-2026	203,099	8,291
USTD-M0301	UF	200,000	4.40%	20 years	08-18-2006	09-01-2026	203,119	8,291
USTD-M0301	UF	40,000	4.40%	20 years	08-22-2006	09-01-2026	40,624	1,658
USTD-M0301	UF	250,000	4.40%	20 years	08-24-2006	09-01-2026	253,899	10,364
USTD-M0301	UF	500,000	4.40%	20 years	08-25-2006	09-01-2026	507,798	20,728
USTD-M0301	UF	60,000	4.40%	20 years	09-04-2006	09-01-2026	60,936	2,487
USTD-M0301	UF	200,000	4.40%	20 years	09-06-2006	09-01-2026	203,119	8,291
USTD-M0301	UF	240,000	4.40%	20 years	09-07-2006	09-01-2026	243,743	9,950
USTD-M0301	UF	820,000	4.40%	20 years	09-08-2006	09-01-2026	832,789	33,995
USTD-M0301	UF	40,000	4.40%	20 years	09-08-2006	09-01-2026	40,624	1,658
USTD-M0301	UF	920,000	4.40%	20 years	09-08-2006	09-01-2026	934,349	38,140

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 131

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued

Series	Currency	Amount placed	Annual Issuance rate	Issuance period	Placement Date	Maturity Date	Balance in issuing currency	Balance Ch$mn as of 06.30.2026
USTD-M0301	UF	410,000	4.40%	20 years	09-08-2006	11-02-2032	416,395	16,997
USTD-X1107	UF	400,000	4.00%	25 years	12-17-2007	11-02-2032	402,541	16,432
USTD-X1107	UF	25,000	4.00%	25 years	12-17-2007	11-02-2032	25,159	1,027
USTD-X1107	UF	100,000	4.10%	25 years	12-17-2007	11-02-2032	100,353	4,096
USTD-X1107	UF	150,000	4.00%	25 years	12-18-2007	11-02-2032	150,953	6,162
USTD-X1107	UF	210,000	4.00%	25 years	12-17-2007	11-02-2032	211,334	8,627
USTD-X1107	UF	40,000	4.00%	25 years	12-17-2007	11-02-2032	40,339	1,647
USTD-X1107	UF	100,000	4.10%	25 years	12-17-2007	11-02-2032	100,353	4,096
USTD-X1107	UF	50,000	4.00%	25 years	12-17-2007	11-02-2032	50,453	2,060
USTD-X1107	UF	400,000	4.00%	25 years	12-17-2007	11-02-2032	402,541	16,432
USTD-X1107	UF	100,000	4.10%	25 years	12-17-2007	11-02-2032	100,353	4,096
USTD-X1107	UF	175,000	4.00%	25 years	12-17-2007	11-02-2032	176,481	7,204
USTD-X1107	UF	250,000	4.00%	25 years	12-17-2007	05-02-2033	252,267	10,298
USTDG10508	UF	3,000,000	4.70%	25 years	07-25-2008	03-01-2038	2,892,672	118,080
USTDG20908	UF	750,000	4.90%	29 years	12-26-2008	03-01-2038	758,730	30,972
USTDG20908	UF	300,000	4.50%	29 years	01-26-2009	03-01-2038	314,404	12,834
USTDG20908	UF	15,000	3.80%	28 years	06-11-2010	03-01-2038	16,633	679
USTDG20908	UF	30,000	3.80%	28 years	06-14-2010	03-01-2038	33,236	1,357
USTDG20908	UF	50,000	3.90%	28 years	06-16-2010	03-01-2038	55,347	2,259
USTDG20908	UF	50,000	3.80%	28 years	06-16-2010	03-01-2038	55,393	2,261
USTDG20908	UF	35,000	3.80%	28 years	06-17-2010	03-01-2038	38,775	1,583
USTDG20908	UF	25,000	3.90%	28 years	06-17-2010	03-01-2038	27,673	1,130
USTDG20908	UF	500,000	3.90%	28 years	06-25-2010	03-01-2038	553,469	22,593
USTDG20908	UF	539,000	3.80%	28 years	07-01-2010	03-01-2038	597,133	24,375
USTDG20908	UF	228,000	3.90%	28 years	07-01-2010	03-01-2038	252,382	10,302
USTDG20908	UF	478,000	3.90%	28 years	07-06-2010	07-01-2035	529,117	21,599
USTDG30710	UF	120,000	4.00%	24 years	03-14-2011	07-01-2035	122,090	4,984
USTDG30710	UF	100,000	4.00%	24 years	03-15-2011	07-01-2035	101,742	4,153
USTDG30710	UF	300,000	4.00%	24 years	03-16-2011	07-01-2035	305,226	12,459
USTDG30710	UF	46,000	4.00%	24 years	03-17-2011	07-01-2035	46,801	1,910
USTDG30710	UF	200,000	4.00%	24 years	03-17-2011	07-01-2035	203,484	8,306
USTDG30710	UF	780,000	4.00%	24 years	03-18-2011	07-01-2035	793,587	32,394
USTDG30710	UF	30,000	3.90%	24 years	03-24-2011	07-01-2035	30,634	1,250
USTDG30710	UF	1,424,000	3.90%	24 years	04-06-2011	07-01-2040	1,454,074	59,356
USTDG40710	UF	350,000	3.80%	30 years	08-17-2010	07-01-2040	362,222	14,786
USTDG40710	UF	1,650,000	3.80%	30 years	08-17-2010	07-01-2040	1,705,967	69,638
USTDG40710	UF	300,000	3.80%	30 years	08-18-2010	07-01-2040	310,476	12,674
USTDG40710	UF	60,000	3.80%	30 years	08-19-2010	07-01-2040	62,293	2,543
USTDG40710	UF	400,000	3.80%	30 years	08-19-2010	07-01-2040	414,848	16,934
USTDG40710	UF	240,000	3.70%	30 years	08-23-2010	04-01-2031	250,205	10,213
USTDG50411	UF	1,000,000	3.80%	20 years	08-11-2011	04-01-2031	1,015,756	41,463
USTDG50411	UF	100,000	3.70%	20 years	08-12-2011	04-01-2031	101,697	4,151
USTDG50411	UF	1,000,000	3.80%	20 years	08-22-2011	04-01-2031	1,015,756	41,463
USTDG50411	UF	1,900,000	3.80%	17 years	12-19-2013	04-01-2041	1,928,977	78,741
USTDH10411	UF	4,000,000	3.90%	27 years	12-16-2013	09-01-2034	4,072,312	166,233
USTDH20914	UF	3,000,000	3.00%	14 years	04-08-2020	09-01-2039	3,030,986	123,726
USTDH30914	UF	3,000,000	3.10%	19 years	04-08-2020	09-01-2035	3,051,279	124,554
USTDW20320	UF	5,000,000	1.00%	15 years	06-22-2020	09-01-2028	6,170,750	251,895
USTDW70320	UF	1,065,000	3.50%	7 years	01-10-2022	09-01-2028	1,020,057	41,639
USTDW70320	UF	335,000	3.50%	7 years	01-11-2022	09-01-2028	320,863	13,098
USTDW70320	UF	1,800,000	3.60%	7 years	01-12-2022	09-01-2028	1,720,606	70,236
USTDW70320	UF	100,000	3.50%	7 years	01-13-2022	09-02-2028	95,700	3,906
BSNE USD	USD	200,000,000	3.80%	10 years	01-15-2020	01-21-2030	199,602,116	185,691

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 132

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued

The detail of subordinated bonds as of December 31, 2025 is as follows:

Series	Currency	Amount placed	Annual Issuance rate	Issuance period	Placement Date	Maturity Date	Balance in issuing currency	Balance Ch$mn as of 31.12.2025
USTD-Z1207	UF	2,000,000	4.10%	22 years	12-28-2007	07-14-2029	1,513,616	60,133
USTD-M0301	UF	30,000	4.40%	20 years	08-24-2006	09-02-2026	30,535	1,213
USTD-M0301	UF	200,000	4.50%	20 years	08-21-2006	09-02-2026	203,447	8,083
USTD-M0301	UF	200,000	4.46%	20 years	08-17-2006	09-02-2026	203,488	8,084
USTD-M0301	UF	140,000	4.40%	20 years	09-06-2006	09-02-2026	142,498	5,661
USTD-M0301	UF	550,000	4.45%	20 years	08-21-2006	09-02-2026	559,648	22,234
USTD-M0301	UF	200,000	4.41%	20 years	08-18-2006	09-02-2026	203,549	8,087
USTD-M0301	UF	200,000	4.40%	20 years	08-18-2006	09-02-2026	203,569	8,087
USTD-M0301	UF	40,000	4.40%	20 years	08-22-2006	09-02-2026	40,714	1,617
USTD-M0301	UF	250,000	4.40%	20 years	08-24-2006	09-02-2026	254,462	10,109
USTD-M0301	UF	500,000	4.40%	20 years	08-25-2006	09-02-2026	508,923	20,218
USTD-M0301	UF	60,000	4.40%	20 years	09-04-2006	09-02-2026	61,071	2,426
USTD-M0301	UF	200,000	4.40%	20 years	09-06-2006	09-02-2026	203,569	8,087
USTD-M0301	UF	240,000	4.40%	20 years	09-07-2006	09-02-2026	244,283	9,705
USTD-M0301	UF	820,000	4.40%	20 years	09-08-2006	09-02-2026	834,634	33,158
USTD-M0301	UF	40,000	4.38%	20 years	09-08-2006	09-02-2026	40,718	1,618
USTD-M0301	UF	920,000	4.40%	20 years	09-08-2006	09-02-2026	936,418	37,202
USTD-M0301	UF	410,000	4.39%	20 years	09-08-2006	09-02-2026	417,317	16,579
USTD-X1107	UF	400,000	4.02%	25 years	12-17-2007	11-03-2032	402,586	15,994
USTD-X1107	UF	25,000	4.02%	25 years	12-17-2007	11-03-2032	25,162	1,000
USTD-X1107	UF	100,000	4.07%	25 years	12-17-2007	11-03-2032	100,355	3,987
USTD-X1107	UF	150,000	4.02%	25 years	12-18-2007	11-03-2032	150,970	5,998
USTD-X1107	UF	210,000	4.02%	25 years	12-17-2007	11-03-2032	211,358	8,397
USTD-X1107	UF	40,000	3.98%	25 years	12-17-2007	11-03-2032	40,351	1,603
USTD-X1107	UF	100,000	4.07%	25 years	12-17-2007	11-03-2032	100,355	3,987
USTD-X1107	UF	50,000	3.97%	25 years	12-17-2007	11-03-2032	50,469	2,005
USTD-X1107	UF	400,000	4.02%	25 years	12-17-2007	11-03-2032	402,586	15,994
USTD-X1107	UF	100,000	4.07%	25 years	12-17-2007	11-03-2032	100,355	3,987
USTD-X1107	UF	175,000	3.98%	25 years	12-17-2007	11-03-2032	176,537	7,013
USTD-X1107	UF	250,000	3.97%	25 years	12-17-2007	11-03-2032	252,346	10,025
USTDG10508	UF	3,000,000	4.66%	25 years	07-25-2008	05-03-2033	2,885,165	114,622
USTDG20908	UF	750,000	4.89%	29 years	12-26-2008	03-02-2038	758,741	30,143
USTDG20908	UF	300,000	4.48%	29 years	01-26-2009	03-02-2038	314,774	12,505
USTDG20908	UF	15,000	3.83%	28 years	06-11-2010	03-02-2038	16,682	663
USTDG20908	UF	30,000	3.84%	28 years	06-14-2010	03-02-2038	33,334	1,324
USTDG20908	UF	50,000	3.85%	28 years	06-16-2010	03-02-2038	55,505	2,205
USTDG20908	UF	50,000	3.84%	28 years	06-16-2010	03-02-2038	55,556	2,207
USTDG20908	UF	35,000	3.84%	28 years	06-17-2010	03-02-2038	38,889	1,545
USTDG20908	UF	25,000	3.85%	28 years	06-17-2010	03-02-2038	27,753	1,103
USTDG20908	UF	500,000	3.85%	28 years	06-25-2010	03-02-2038	555,051	22,051
USTDG20908	UF	539,000	3.84%	28 years	07-01-2010	03-02-2038	598,893	23,793
USTDG20908	UF	228,000	3.85%	28 years	07-01-2010	03-02-2038	253,103	10,055
USTDG20908	UF	478,000	3.85%	28 years	07-06-2010	03-02-2038	530,629	21,081
USTDG30710	UF	120,000	3.95%	24 years	03-14-2011	07-02-2035	122,092	4,850
USTDG30710	UF	100,000	3.95%	24 years	03-15-2011	07-02-2035	101,743	4,042
USTDG30710	UF	300,000	3.95%	24 years	03-16-2011	07-02-2035	305,230	12,126
USTDG30710	UF	46,000	3.95%	24 years	03-17-2011	07-02-2035	46,802	1,859
USTDG30710	UF	200,000	3.95%	24 years	03-17-2011	07-02-2035	203,486	8,084

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 133

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued

Series	Currency	Amount placed	Annual Issuance rate	Issuance period	Placement Date	Maturity Date	Balance in issuing currency	Balance Ch$mn as of 31.12.2025
USTDG30710	UF	780,000	3.95%	24 years	03-18-2011	07-02-2035	793,597	31,528
USTDG30710	UF	30,000	3.90%	24 years	03-24-2011	07-02-2035	30,640	1,217
USTDG30710	UF	1,424,000	3.90%	24 years	04-06-2011	07-02-2035	1,454,377	57,779
USTDG40710	UF	350,000	3.78%	30 years	08-17-2010	07-02-2040	362,401	14,397
USTDG40710	UF	1,650,000	3.79%	30 years	08-17-2010	07-02-2040	1,706,649	67,802
USTDG40710	UF	300,000	3.78%	30 years	08-18-2010	07-02-2040	310,630	12,341
USTDG40710	UF	60,000	3.75%	30 years	08-19-2010	07-02-2040	62,330	2,476
USTDG40710	UF	400,000	3.76%	30 years	08-19-2010	07-02-2040	415,053	16,489
USTDG40710	UF	240,000	3.71%	30 years	08-23-2010	07-02-2040	250,376	9,947
USTDG50411	UF	1,000,000	3.77%	20 years	08-11-2011	04-02-2031	1,016,483	40,383
USTDG50411	UF	100,000	3.74%	20 years	08-12-2011	04-02-2031	101,790	4,044
USTDG50411	UF	1,000,000	3.77%	20 years	08-22-2011	04-02-2031	1,016,483	40,383
USTDG50411	UF	1,900,000	3.78%	17 years	12-19-2013	04-02-2031	1,930,359	76,689
USTDH10411	UF	4,000,000	3.85%	27 years	12-16-2013	04-02-2041	4,073,607	161,836
USTDH20914	UF	3,000,000	3.00%	14 years	04-08-2020	09-02-2034	3,031,331	120,429
USTDH30914	UF	3,000,000	3.10%	19 years	04-08-2020	09-02-2039	3,052,231	121,259
USTDW20320	UF	5,000,000	0.95%	15 years	06-22-2020	09-02-2035	6,228,991	247,465
USTDW70320	UF	1,065,000	3.46%	7 years	01-10-2022	09-02-2028	1,009,484	40,105
USTDW70320	UF	335,000	3.46%	7 years	01-11-2022	09-02-2028	317,537	12,615
USTDW70320	UF	1,800,000	3.56%	7 years	01-12-2022	09-02-2028	1,702,013	67,617
USTDW70320	UF	100,000	3.50%	7 years	01-13-2022	09-02-2028	94,697	3,765
BSNE USD	USD	200,000,000	3.79%	10 years	01-15-2020	01-21-2030	201,377,046	181,378

The detail of bonds with no fixed maturity as of June 30, 2026 and December 31, 2025 is as follows:

Series	Currency	Amount placed	Annual Issuance rate	Placement date	Balance in issuing currency	Balance Ch$mn as of 06.30.2026
AT1 Bond	USD	700,000,000	4.63%	10-21-2021	699,555,303	644,353

Series	Currency	Amount placed	Annual Issuance rate	Placement	Balance in issuing currency	Balance Ch$mn as of 31.12.2025
AT1 Bond	USD	700,000,000	4.63%	10-21-2021	698,873,183	629,468

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 134

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 24 - PROVISIONS FOR CONTINGENCIES

As of June 30, 2026, and December 31, 2025, the composition of the balance of provisions is as follows:

	As of June 30, 2026 Ch$mn	As of December 31, 2025 Ch$mn
Provisions for employee benefit obligations	43,486	76,285
Provisions for restructuring plans	2,381	4,900
Provisions for lawsuits and litigations	4,612	3,933
Provision for loyalty programmes	38	38
Operational risk	13,106	8,866
Other provisions for other contingencies	66,023	74,572
Total	**129,646**	**168,594**

The movement in provisions for contingencies as of June 30, 2026, and December 31, 2025, is shown below:

	Provisions						
	For employee benefit obligations	Restructuring plans	Lawsuits and litigation	Provisions for customer loyalty and merit programs	Operational risk	Other Contingency Provisions	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2026	**76,285**	**4,900**	**3,933**	**38**	**8,866**	**74,572**	**168,594**
Provisions established	32,656	2,120	3,078	-	4,353	2,015	44,222
Application of provisions	(65,228)	(4,639)	(1,808)	-	(113)	(10,564)	(82,352)
Provision release	(227)	-	(460)	-	-	-	(687)
Reclassifications	-	-	-	-	-	-	-
Other movements	-	-	(131)	-	-	-	(131)
Balance as of June 30, 2026	**43,486**	**2,381**	**4,612**	**38**	**13,106**	**66,023**	**129,646**
Balance as of January 1, 2025	**73,543**	**4,325**	**3,928**	**38**	**5,108**	**34,696**	**121,638**
Provisions established	88,402	8,013	3,005	-	7,529	40,357	**147,306**
Application of provisions	(85,660)	(7,438)	(2,053)	-	(3,771)	(481)	**(99,403)**
Provision release	-	-	(930)	-	-	-	**(930)**
Reclassifications	-	-	-	-	-	-	**-**
Other movements	-	-	(17)	-	-	-	**(17)**
Balance as of December 31, 2025	**76,285**	**4,900**	**3,933**	**38**	**8,866**	**74,572**	**168,594**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 135

NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED The balances, as of June 30, 2026, and December 31, 2025, of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows: As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Provision for payment of common stock dividends 393,455 631,925 Provision for payment of preferred share dividends - - Provision for interest payments on perpetual bond 5,301 5,265 Provision reappreciation of perpetual bond - - Total 398,756 637,190 The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of June 30, 2026, and December 31, 2025, is as follows: Provision for payment of common stock dividends Provision for payment of preferred stock dividends Provision for interest payments on perpetual bonds Provision for revaluation of perpetual bonds   Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2026 631,925 - 5,265 - Provisions established 393,455 - (14,614) - Application of provisions (631,925) - 14,650 - Provision release - - - - Reclassifying - - - - Others - - - - Balance as of June 30, 2026 393,455 - 5,301 - Provision for payment of common stock dividends Provision for payment of preferred stock dividends Provision for interest payments on perpetual bonds Provision for revaluation of perpetual bonds Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 600,330 - 5,811 - Provisions established 631,931 - 29,882 - Application of provisions (600,336) - (30,428) - Provision release - - - - Reclassifying - - - - Others - - - - Balance as of December 31, 2025 631,925 - 5,265 - Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 136

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK As of June 30, 2026, and December 31, 2025, the composition of the balance of the special provisions for credit risk is as follows:   As of June 30, As of December 31, Special provisions for credit risk 2026 2025 Ch$mn Ch$mn Credit risk provisions for contingent loans Guarantees and sureties 4,901 5,051 Letters of credit for goods movement operations 825 443 Debt purchase commitments in local currencies abroad - - Transactions related to contingent events 19,909 17,998 Immediately repayable unrestricted credit lines 39,053 37,198 Unrestricted credit lines - - Other credit commitments 4,239 1,693 Other contingent loans - - Subtotal 68,927 62,383 Provisions for country risk for operations with debtors domiciled abroad 84 52 Subtotal 84 52 Special provisions for foreign loans - - Subtotal - - Additional provisions Additional provisions for commercial loans 80,000 102,000 Additional provisions for mortgage loans 16,000 17,000 Additional provisions for consumer loans 60,098 60,098 Subtotal 156,098 179,098 Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment - - Subtotal - - Provisions for credit risk for supplementary prudential requirements 6,000 6,000 Subtotal 6,000 6,000 TOTAL 231,109 247,533 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 137

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued

The movement in special provisions as of June 30, 2026, and December 31, 2025, is shown below:

Special provisions for credit risk as of June 30, 2026 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2026	**62,383**	**52**	**-**	**179,098**	**-**	**6,000**
Provision establishment	17,989	50	-	-	-	-
Application of provisions	-	-	-	-	-	-
Provision release	(11,445)	(18)	-	(23,000)	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of June 30, 2026	**68,927**	**84**	**-**	**156,098**	**-**	**6,000**

Special provisions for credit risk as of December 31, 2025 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2025	**44,762**	**26**	**-**	**293,000**	**-**	**6,000**
Provision establishment	40,770	148	-	-	-	-
Application of provisions	-	-	-	-	-	-
Provision release	(23,149)	(122)	-	(113,902)	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2025	**62,383**	**52**	**-**	**179,098**	**-**	**6,000**

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 138

NOTE 27 - OTHER LIABILITIES The composition of the item 'other liabilities' as of June 30, 2026, and December 31, 2025, is as follows: As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Other liabilities Cash guarantees received for financial derivative transactions (1) 1,539,079 1,541,061 Creditors for intermediation of financial instruments 62,656 100,035 Accounts payable to third parties 487,419 449,232 Valuation adjustments for macro-hedges (2) 56,269 51,690 Revenue liabilities due to income from ordinary activities generated by contracts with customers 7,715 6,473 VAT tax debit payable 24,354 28,639 Pending operations 12,518 19,856 Insurance collections pending settlement - 9,582 Other liabilities 64,343 41,438 Total 2,254,353 2,248,006 (1) Corresponds to guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favor of or against the Bank. (2) Correspond to the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro-hedge (Note 12). Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 139

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 28 - EQUITY

1. Equity and preferred shares

As of June 30, 2026, and December 31, 2025, the Bank has a share capital of Ch$891,303 million comprising 188,446,126,794 authorized shares, which are subscribed and paid in full. All these are ordinary shares with no par value and no preferences. Accordingly, share movements as of June 30, 2026, and December 31, 2025, are as follows:

	Shares	
	As of June 30,	As of December 31,
	2026	2025
Issued as of January 1,	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of shares owed	-	-
Exercised stock option	-	-
Total shares	**188,446,126,794**	**188,446,126,794**

As of June 30, 2026, and December 31, 2025, the Bank does not hold any of its own shares, nor do the companies that are consolidated by the Bank.

As of June 30, 2026, the shareholders' ownership distribution is as follows:

Company name or Shareholder name	Shares	ADRs (*)	Total	% Of equity holding
Santander Chile Holding SA	66,822,519,695	-	**66,822,519,695**	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	**59,770,481,573**	31.72
J P Morgan Chase Bank (ADRs)*	-	9,068,089,271	**9,068,089,271**	4.81
Banks' custodies for third parties	18,221,452,236	-	**18,221,452,236**	9.67
Pension funds (AFP) on behalf of third parties	18,940,728,535	-	**18,940,728,535**	10.05
Stockbrokers on behalf of third parties	5,962,908,916	-	**5,962,908,916**	3.16
Other minority holders	9,659,946,568	-	**9,659,946,568**	5.13
Total	**179,378,037,523**	**9,068,089,271**	**188,446,126,794**	**100.00**

(*) American Depositary Receipts (ADR) are certificates issued by a U.S. commercial bank and traded on the U.S. securities markets.

As of December 31, 2025, the distribution of shareholders is as follows:

Company name or Shareholder name	Shares	ADRs (*)	Total	% Of equity holding
Santander Chile Holding SA	66,822,519,695	-	**66,822,519,695**	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	**59,770,481,573**	31.72
J P Morgan Chase Bank (ADRs)*	-	9,980,222,071	**9,980,222,071**	5.30
Banks' custodies for third parties	17,715,643,262	-	**17,715,643,262**	9.40
Pension funds (AFP) on behalf of third parties	19,486,919,574	-	**19,486,919,574**	10.34
Stockbrokers on behalf of third parties	5,209,519,338	-	**5,209,519,338**	2.76
Other minority holders	9,460,821,281	-	**9,460,821,281**	5.02
Total	**178,465,904,723**	**9,980,222,071**	**188,446,126,794**	**100.00**

(*) American Depositary Receipts (ADR) are certificates issued by a U.S. commercial bank and traded on the U.S. securities markets.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 140

NOTE 28 - EQUITY, continued 2. Reserves At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 28, 2026, an increase in the Bank’s reserves of Ch$391,380 million was approved. As of June 30, 2026, and December 31, 2025, the balance of reserves amounted to Ch$3,877,287 million and Ch$3,459,800 million, respectively. 3. Dividends The breakdown of the dividend distribution is presented within the Interim Consolidated Statement of Change in Equity. The provision for the payment of common stock dividends as of June 30, 2026, and December 31, 2025, amounted to Ch$393,455 million and Ch$631,925 million, respectively. 4. As of June 30, 2026, and 2025, the composition of diluted profit and basic profit is as follows:   As of June 30,   2026 2025   Ch$mn Ch$mn A. Basic earnings per share Profit attributable to equity holders 655,759 550,355 Weighted average number of outstanding shares 188,446,126,794 188,446,126,794 Basic earnings per share (in Ch$) 3.48 2.92 Diluted earnings per share from continuing operations (in Ch$) 3.48 2.92 B. Diluted earnings per share Profit attributable to equity holders 655,759 550,355 Weighted average number of outstanding shares 188,446,126,794 188,446,126,794 Assumed conversion of convertible debt - - Adjusted number of shares 188,446,126,794 188,446,126,794 Basic earnings per share (in Ch$) 3.48 2.92 Diluted earnings per share from continuing operations (in Ch$) 3.48 2.92 The Bank does not hold any dilutive instruments as of June 30, 2026, and 2025. 5. Provision for interest payments on perpetual bonds The Bank records in equity the accrual of interest on perpetual bonds under “Provisions for dividends, interest payments and revaluation of issued regulatory capital instruments.” As of June 30, 2026, and December 31, 2025, the balance amounted to Ch$5,301 million and Ch$5,265 million, respectively. For further information, see Note No. 25. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 141

NOTE 28 - EQUITY, continued 6. Other comprehensive income from investment instruments and cash flow hedges: As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Investment instruments Balance as of January 1, (77,905) (67,161) Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes (54,899) (8,417) Reclassifying and adjustment of the portfolio of Financial Investment Instruments - - Net realized profit 3,020 (2,327) Subtotal (51,879) (10,744) Total (129,784) (77,905) Cash flow hedging Balance as of January 1, (17,188) (77,801) Gain (loss) on valuation adjustment of cash flow hedges before taxes 30,595 82,619 Reclassifying and adjustments for cash flow hedges before taxes (4,503) (22,006) Amount reclassified from equity included as the book value of non-financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition. - - Subtotal 26,092 60,613 Total 8,904 (17,188) Other comprehensive income before taxes (120,880) (95,093) Income tax related to other comprehensive income components Income tax relating to portfolio of financial investment instruments 35,042 21,035 Income tax relating to cash flow hedges (2,404) 4,640 Total 32,638 25,675 Other comprehensive income, net of tax (88,242) (69,418) Attributable to: Equity holders of the Bank (90,390) (71,181) Non-controlling interest 2,148 1,763 The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met. 7. Non-controlling interest This item includes the net amount of equity of subsidiaries attributable to equity instruments not owned, directly or indirectly, by the Bank, including the share of profit for the year attributable to them. As of June 30, 2026, and December 31, 2025, the balance of equity attributable to owners amounted to Ch$4,974,214 million and Ch$4,719,698 million, respectively, and non-controlling interest amounted to Ch $164,106 million and Ch $119,942 million, respectively. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 142

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 28 - EQUITY, continued

The non-controlling interest's share of equity and the results of affiliates are summarized as follows:

As of June 30, 2026	Participation of third parties	Equity	Results	Other comprehensive income			Comprehensive income
				Financial assets at fair value through other comprehensive income (OCI)	Deferred tax	Total other comprehensive income	
	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25%	(217)	(4)	-	-	-	(4)
Santander Corredores de Bolsa Limitada	49.41%	33,097	692	527	(142)	385	1,077
Santander Consumer Leasing Limitada	0.97%	164	5	-	-	-	5
Santander S.A. Sociedad Securitizadora	0.36%	3	-	-	-	-	-
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.	49.99%	33,165	5,923	-	-	-	5,923
Santander Consumer Finance Limitada	49.00%	85,975	9,625	-	-	-	9,625
Subtotal		**152,187**	**16,241**	**527**	**(142)**	**385**	**16,626**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00%	9,851	301	-	-	-	301
Multiplica Spa	100.00%	2,068	(2)	-	-	-	(2)
Subtotal		**11,919**	**299**	-	-	-	**299**
Total		**164,106**	**16,540**	**527**	**(142)**	**385**	**16,925**

As of December 31, 2025	Participation of third parties	Equity	Results	Other comprehensive income			Comprehensive income
				Financial assets at fair value through other comprehensive income (OCI)	Deferred tax	Total other comprehensive income	
	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25%	57	7	–	–	–	7
Santander Corredores de Bolsa Limitada	49.00%	31,752	1,750	564	(152)	412	2,162
Santander Asesorías Financieras Limitada	0.97%	160	43	–	–	–	43
Santander SA Sociedad Securitizadora	0.36%	4	(1)	–	–	–	(1)
Santander Consumer Finance Limitada	49.00%	76,350	13,996	–	–	–	13,996
Subtotal		**108,323**	**15,795**	**564**	**(152)**	**412**	**16,207**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00%	9,550	564	–	–	–	564
Multiplica Spa	100.00%	2,069	44	–	–	–	44
Subtotal		**11,619**	**608**	–	–	–	**608**
Total		**119,942**	**16,403**	**564**	**(152)**	**412**	**16,815**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 143

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 28 - EQUITY, continued

The summary of financial information for the entities included in the consolidation that have non-controlling interests is as follows (this does not include consolidation or standardization adjustments):

		As of June 30, 2026				As of December 31, 2025			
		Assets	Liabilities	Capital and reserves	Net income	Assets	Liabilities	Capital and reserves	Net income
		Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Santander Corredora de Seguros Limitada	Subsidiary	35,339	12,061	22,646	632	34,421	11,775	19,994	2,652
Santander Corredores de Bolsa Limitada	Subsidiary	141,379	74,398	65,579	1,402	179,219	114,418	61,230	3,571
Santander Consumer Leasing Limitada	Subsidiary	17,088	84	16,529	475	17,770	1,241	12,086	4,443
Santander S.A. Sociedad Securitizadora	Subsidiary	1,258	327	1,002	(71)	1,327	325	1,170	(168)
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Subsidiary	125,740	64,038	46,227	15,475	-	-	-	-
Santander Consumer Finance Limitada	Subsidiary	1,099,366	923,907	155,816	19,643	1,056,093	900,277	127,251	28,565
Santander Gestión de Recaudación y Cobranzas Limitada	SPE*	12,470	2,619	9,550	301	12,451	2,901	8,986	564
Multiplica Spa	SPE*	2,307	239	2,070	(2)	2,917	848	2,025	44
Total		**1,434,947**	**1,077,673**	**319,419**	**37,855**	**1,304,198**	**1,031,785**	**232,742**	**39,671**

(*) Special Purposes Entities: Entities controlled by the Bank through other considerations.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 144

NOTE 29 - CONTINGENCIES AND COMMITMENTS 1. Lawsuits and legal procedures As of the date of issuance of these Interim Consolidated Financial Statements, several lawsuits have been filed against the Bank and its affiliates concerning business operations. As of June 30, 2026, the Bank has provisions for this concept, which amount to Ch$4,612 million (Ch$3,933 million as of December 31, 2025), which are included in the Interim Consolidated Statements of Financial Position under the heading “Provisions for contingencies.” For more information, see Note No. 24. Banco Santander In order to cover the amounts related to legal proceedings in which first- and second-instance rulings have been unfavorable to Banco Santander’s interests, or for possible alternative resolutions to such cases, the Bank has recognized provisions amounting to Ch$4,410 million and Ch$3,758 million as of June 30, 2026, and December 31, 2025, respectively. It is important to note that these amounts have been estimated based on quantitative information from first-instance rulings unfavorable to the Bank, as well as qualitative information related to the proceedings, which includes, among other things, expert opinions on the case, recommendations from the defense attorneys, and experience drawn from judicial rulings in similar cases (jurisprudence) issued by various courts. Santander Corredores de Bolsa Limitada Lawsuit 'Echeverría vs Santander Corredora de Bolsa' (currently Santander Corredores de Bolsa Ltda), filed before the 21st Civil Court of Santiago, Role C- 12.366-2014, regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is Ch$60 million. As of June 30, 2026, the case is pending reopening of the proceedings and resolution of the motion for abandonment of proceedings filed by the brokerage firm. Lawsuit 'Chilena de Computación vs Banco Santander and Santander Corredores de Bolsa' filed before the 3rd Civil Court of Santiago, Role C-12325-2020. As of June 30, 2026, the lawsuit is in the current discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending. Santander Corredora de Seguros Limitada Existing lawsuits amount to UF 16,109, which mainly relate to assets under leasing. Our lawyers have not estimated any material losses from these lawsuits. Santander Consumer Finance Limitada Currently, there are 69 lawsuits corresponding to processes mainly related to clients. Our lawyers have not estimated any material losses from these lawsuits. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 145

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued 2. Contingent loans The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs. Although these obligations should not be recognized in the Interim Consolidated Financial Statements, they contain credit risk and are part of the Bank's overall risk. The following table shows the contractual amounts that oblige the Bank to grant loans:   Contingent loans As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn Guarantees and sureties 466,716 556,196 Guarantees and sureties in Chilean currency 214,651 308,861 Guarantees and sureties in foreign currency 252,065 247,335 Letters of credit for goods movement transactions 320,336 249,140 Transactions related to contingent events 2,142,433 1,871,802 Transactions related to contingent events in Chilean currency 1,500,561 1,264,781 Transactions related to contingent events in foreign currencies 641,872 607,021 Immediately repayable unrestricted credit lines 10,793,346 10,584,496 Other credit commitments 243,091 246,799 Student loans for higher education under Law No. 20,027 (CAE) 201 235 Other irrevocable credit commitments 242,890 246,564 Total 13,965,922 13,508,433 3. Third-party and custody operations As part of its normal course of business, the Bank holds securities on behalf of third parties as follows:   As of June 30, As of December 31, 2026 2025   Ch$mn Ch$mn Third-party operations Collections 75,509 81,175 Transferred financial assets managed by the Bank 132,938 134,794 Assets from third parties managed by the Bank 3,312,504 2,937,572 Subtotal 3,520,951 3,153,541 Custody of securities Securities held in custody by a banking subsidiary deposited in another entity 1,517,241 1,221,128 Securities held in custody by the bank 15,957,967 15,957,950 Securities issued by the bank 17,826,817 16,089,475 Subtotal 35,302,025 33,268,553 Total 38,822,976 36,422,094 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 146

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued 4. Guarantees Banco Santander-Chile has a comprehensive bankers’ blanket bond insurance policy covering Employee Dishonesty, Policy No. 0618770, in force with Zurich Chile Seguros Generales S.A., providing coverage of US$45,000,000 per claim, subject to an annual aggregate limit of US$90,000,000. The policy jointly covers both the Bank and its subsidiaries and expires on June 30, 2027. Santander Corredores de Bolsa Limitada As of June 30, 2026, the Company maintains guarantees deposited with the Santiago Stock Exchange to cover simultaneous transactions carried out with its own portfolio, totaling Ch$9,826 million (Ch$9,633 million as of December 31, 2025). As of June 30, 2026, the Company does not maintain guarantees posted with the Chilean Commodities Exchange. Additionally, as of June 30, 2026, the Company maintains a guarantee with CCLV Contraparte Central S.A., in fixed-income securities, amounting to Ch$10,206 million (Ch$10,207 million as of December 31, 2025). To ensure full and proper compliance with all its obligations as a Stockbroker, in accordance with Articles 30 and following of Law No. 18,045 on the Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange with a present value of Ch$1,012 million as of June 30, 2026 (Ch$1,001 million as of December 31, 2025). This corresponds to a time deposit with Banco Santander, maturing on December 1, 2026. As of June 30, 2026, the Company holds a guarantee for securities lending in the amount of Ch$8,824 million (Ch$8,632 million as of December 31, 2025). As of June 30, 2026, the Company has a guarantee bond N° B288937issued by Banco Santander Chile, in compliance with General Rule No. 120 of the FMC, with respect to placement, transfer and redemption activities of Morgan Stanley funds, in the amount of US$ 300,000. This bond covers participants acquiring shares of the Morgan Stanley Sicav foreign open-end funds and matures on July 20, 2027. Santander Corredora de Seguros Limitada In accordance with Circular No. 1,160 issued by the FMC, the Company maintains an insurance policy to ensure the proper and complete fulfillment of all obligations arising from its operations as an insurance brokerage intermediary. The Insurance Brokers’ Guarantee Policy No. 6943060, which provides coverage of UF 500, and Insurance Brokers’ Professional Liability Policy No. 6943059, for an amount equivalent to UF 60,000, were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Both policies are effective from April 15, 2026 through April 14, 2027. The Company maintains bank guarantees to secure the due performance of the terms and conditions of the public tender for fire and earthquake insurance covering the residential mortgage portfolio and for professional services provided to the Bank, in the amounts of UF 500 and UF 10,000, respectively, with the same financial institution. Both bank guarantees expire on December 31, 2026. The Company maintains a bank guarantee with Banco Santander-Chile to secure the due performance of the terms and conditions of the public tender for credit life insurance covering the residential mortgage portfolio and professional services provided to Banco Santander. The bank guarantee amounts to UF 10,000 and expires on October 30, 2027. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 147

NOTE 30 - INTEREST INCOME AND EXPENSES This comprises the interest accrued in the year for all financial assets whose performance, implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are valued at their fair value, as well as product rectifications as a consequence of hedge accounting. 1. As of June 30, 2026, and 2025, the composition of interest income is as follows: For the six-month period June 30, For the quarter ended June 30,   2026 2025 2026 2025   Ch$mn Ch$mn Ch$mn Ch$mn Financial assets at amortized cost Rights under repurchase and securities lending agreements 9,888 6,787 7,232 3,806 Debt financial instruments 110,518 105,138 56,785 53,348 Interbank loans 119 460 16 40 Commercial loans 563,370 591,392 282,208 297,590 Mortgage loans 295,180 298,690 148,361 148,880 Consumer loans 408,360 415,113 206,794 208,072 Other financial instruments 59,652 55,279 28,212 27,095 Subtotal 1,447,087 1,472,859 729,608 738,831 Financial assets at fair value through other comprehensive income Debt financial instruments 61,364 57,009 32,489 32,862 Other financial instruments 8,490 3,616 4,134 2,583 Subtotal 69,854 60,625 36,623 35,445 Results of interest rate-risk hedge accounting 157,528 158,234 75,934 79,425 Total interest income 1,674,469 1,691,718 842,165 853,701 As of June 30, 2026, and 2025, the amount of suspended interest income is as follows: As of June 30, 2026 2025 Off-balance sheet - interest income Ch$mn Ch$mn Commercial loans 23,644 21,686 Mortgage loans 12,369 10,303 Consumer loans 2,626 3,100 Total 38,639 35,089 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 148

NOTE 30 - INTEREST INCOME AND EXPENSES, continued 2. As of June 30, 2026, and 2025, the composition of interest expense is as follows: For the six-month period June 30, For the quarter ended June 30,   2026 2025 2026 2025   Ch$mn Ch$mn Ch$mn Ch$mn Financial liabilities at amortized cost   Deposits and other demand liabilities (4,013) (4,857) (2,590) (2,400) Time deposits and other term equivalents (365,263) (385,135) (184,626) (189,127) Repurchase agreements (61,660) (34,031) (34,797) (23,968) Interbank borrowing (75,671) (110,093) (39,726) (54,924) Debt financial instruments issued (128,542) (123,361) (65,423) (63,105) Other financial liabilities (29,911) (32,041) (18,291) (15,658) Subtotal (665,060) (689,518) (345,453) (349,182) Obligations under leasing contracts (5,389) (4,840) (2,714) (2,563) Regulatory capital financial instruments (36,751) (35,575) (19,560) (17,750) Results of interest rate-risk hedge accounting (62,056) (102,641) (26,735) (48,902) Total interest expenses (769,256) (832,574) (394,462) (418,397) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 149

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 31 - READJUSTMENT INCOME AND EXPENSE

This line item includes the accrued inflation adjustments during the period for all financial assets whose yield, whether implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are measured at fair value, as well as adjustments to income resulting from accounting hedges.

1. As of June 30, 2026, and 2025, the composition of readjustment income is as follows:

	For the six-month period June 30,		For the quarter ended June 30,	
	2026	2025	2026	2025
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets at amortized cost				
Rights under repurchase and securities lending agreements	-	-	-	-
Debt financial instruments	50,583	39,378	46,069	17,270
Interbank loans	-	-	-	-
Commercial loans	158,961	132,525	140,882	58,815
Mortgage loans	460,945	376,944	411,264	165,991
Consumer loans	83	88	68	48
Other financial instruments	10,218	1,780	1,316	760
Subtotal	**680,790**	**550,715**	**599,599**	**242,884**
Financial assets at fair value through other comprehensive income				
Debt financial instruments	32,522	8,609	28,123	4,036
Other financial instruments	11,004	1,217	10,125	571
Subtotal	**43,526**	**9,826**	**38,248**	**4,607**
Results of hedge accounting of the UF readjustment risk	**(357,512)**	**(300,844)**	**(313,315)**	**(119,677)**
Total readjustment income	**366,804**	**259,697**	**324,532**	**127,814**

As of June 30, 2026, and 2025, the amount of suspended readjustment income is as follows:

	As of June 30,	
	2026	2025
Off-balance sheet - readjustment income	Ch$mn	Ch$mn
Commercial loans	22,338	22,607
Mortgage loans	37,900	31,050
Consumer loans	89	156
Total	**60,327**	**53,813**

2. As of June 30, 2026, and 2025, the composition of the inflation readjustment expenses, including the results from hedge accounting, is as follows:

	For the six-month period June 30,		For the quarter ended June 30,	
	2026	2025	2026	2025
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Readjustment expenses				
Deposits and other demand liabilities	(2,778)	(2,300)	(2,479)	(950)
Time deposits and other deposits	(18,289)	(14,565)	(16,695)	(6,890)
Obligations under repurchase and securities lending agreements	-	-	-	-
Interbank loans	-	-	-	-
Issued debt financial instruments	(97,715)	(88,746)	(87,191)	(39,876)
Other financial liabilities	(10,690)	(3,166)	(9,841)	(1,556)
Financial instruments of regulatory capital issued	(45,916)	(35,745)	(41,134)	(15,677)
Result of UF, PPI and CPI risk hedge accounting.	13,873	59,228	6,080	21,744
Total expense for readjustments	**(161,515)**	**(85,294)**	**(151,260)**	**(43,205)**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 150

NOTE 32 - COMMISSION INCOME AND EXPENSES This line item includes the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:   For the six-month period June 30, For the quarter ended June 30,   2026 2025 2026 2025   Ch$mn Ch$mn Ch$mn Ch$mn Income from commissions and services rendered Commissions for prepayment of loans 9,103 8,021 4,837 4,216 Commissions for loans with letters of credit - 1 - - Commissions for lines of credit and overdrafts 612 819 192 532 Commissions for guarantees and letters of credit 19,705 21,809 10,114 9,795 Commissions for card services 287,817 280,999 140,532 137,483 Commissions for checking account maintenance 41,738 40,142 21,510 21,052 Commissions for collections and payments 29,667 32,200 14,269 15,303 Commissions for brokerage and management of securities 9,974 6,315 4,925 3,291 Commissions for brokerage of insurance and insurance advisory 32,145 25,400 15,813 13,045 Commissions for factoring services 641 616 395 292 Commissions for securitization - - - - Commissions for financial advice 16,120 12,907 7,688 4,747 Other services rendered 87,984 93,746 44,895 49,149 Total 535,506 522,975 265,170 258,905 This item comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:   For the period of 6 months until June 30, For the quarter ended June 30,   2026 2025 2026 2025   Ch$mn Ch$mn Ch$mn Ch$mn Expenses for commissions and services rendered Commissions for card operation services (101,448) (93,607) (49,451) (46,565) License fees for the use of card brands (5,157) (5,297) (2,810) (2,423) Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment — (13) — (1) Expenses for obligations of consumer loyalty and merit programs for client cards (64,920) (60,983) (32,949) (28,506) Commissions for securities transactions (6,607) (5,350) (3,543) (978) Other commission paid for services received (61,052) (61,032) (35,027) (31,990) Total (239,184) (226,282) (123,780) (110,463) Total net fee and commission income and expenses 296,322 296,693 141,390 148,442 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 151

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

This item presents the income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities.

	Segments						Revenue recognition schedule for ordinary activities		
For the six-month period ended June 30, 2026	Retail & Commercial	Wealth Management & Insurance	Global Corporate Banking	Payments	DCF	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	8,910	174	19	-	-	**9,103**	-	9,103	-
Commissions for loans with letters of credit	-	-	-	-	-	**-**	-	-	-
Commissions for credit lines and current accounts overdraft	340	-	272	-	-	**612**	338	274	-
Commissions for guarantees and letters of credit	11,432	130	8,143	-	-	**19,705**	19,208	497	-
Commissions for card services	170,131	2,721	442	114,523	-	**287,817**	36,955	250,862	-
Commissions for checking account maintenance	41,156	127	455	-	-	**41,738**	38,726	3,012	-
Commissions for collections and payments	16,284	468	3,192	6	9,717	**29,667**		20,225	9,442
Commissions for brokerage and management of securities	536	2,765	6,673	-	-	**9,974**	-	9,974	-
Commissions for brokerage of insurance and insurance advisory	171	31,926	-	48	-	**32,145**	-	-	32,145
Commissions for factoring services	442	-	199	-	-	**641**	-	641	-
Commissions for securitization	-	-	-	-	-	**-**	-	-	-
Commissions for financial advice	9,297	126	6,697	-	-	**16,120**	-	16,120	-
Other commissions earned	59,483	7,996	2,844	17,601	60	**87,984**	-	87,984	-
Total	**318,182**	**46,433**	**28,936**	**132,178**	**9,777**	**535,506**	**95,227**	**398,692**	**41,587**
Commission expenses									
Commissions for card operation services	(32,239)	(368)	(56)	(68,785)	-	**(101,448)**	-	(101,448)	-
License fees for the use of card brands	(1,696)	(63)	(7)	(3,391)	-	**(5,157)**	-	(5,157)	-
Commissions for services related to the credit card system and prepaid cards	-	-	-	-	-	**-**	-	-	-
Commissions for obligations of loyalty programs and merits for card customers	(63,411)	(1,458)	(51)	-	-	**(64,920)**	-	(64,920)	-
Commissions for securities transactions	(5,590)	(140)	(877)	-	-	**(6,607)**	-	(6,607)	-
Other commission paid for services received	(10,031)	(27,685)	(4,661)	(17,298)	(1,377)	**(61,052)**	-	(61,052)	-
Total	**(112,967)**	**(29,714)**	**(5,652)**	**(89,474)**	**(1,377)**	**(239,184)**	**-**	**(239,184)**	**-**
Total net fee and commission income and expenses	**205,215**	**16,719**	**23,284**	**42,704**	**8,400**	**296,322**	**95,227**	**159,508**	**41,587**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 152

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

For the quarter ended June 30, 2026	Segments						Revenue recognition schedule for ordinary activities		
	Retail & Commercial	Wealth Management & Insurance	Global Corporate Banking	Payments	DCF	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	4,652	127	58	-	-	**4,837**	-	4,837	-
Commissions for loans with letters of credit	-	-	-	-	-	**-**	-	-	-
Commissions for credit lines and current accounts overdraft	168	-	24	-	-	**192**	167	25	-
Commissions for guarantees and letters of credit	5,973	62	4,079	-	-	**10,114**	9,833	281	-
Commissions for card services	83,772	1,279	237	55,244	-	**140,532**	14,316	126,216	-
Commissions for checking account maintenance	21,233	64	213	-	-	**21,510**	19,985	1,525	-
Commissions for collections and payments	6,540	258	1,493	-	5,978	**14,269**	-	10,073	4,196
Commissions for brokerage and management of securities	916	757	3,252	-	-	**4,925**	-	4,925	-
Commissions for brokerage of insurance and insurance advisory	181	15,608	-	24	-	**15,813**	-	-	15,813
Commissions for factoring services	297	-	98	-	-	**395**	-	395	-
Commissions for securitization	-	-	-	-	-	**-**	-	-	-
Commissions for financial advice	4,795	126	2,767	-	-	**7,688**	-	7,688	-
Other commissions earned	31,165	4,122	1,152	8,405	51	**44,895**	-	44,895	-
Total	**159,692**	**22,403**	**13,373**	**63,673**	**6,029**	**265,170**	**44,301**	**200,860**	**20,009**
Commission expenses									
Commissions for card operation services	(15,673)	(175)	(27)	(33,576)	-	**(49,451)**	-	(49,451)	-
License fees for the use of card brands	(868)	(33)	(3)	(1,906)	-	**(2,810)**	-	(2,810)	-
Commissions for services related to the credit card system and prepaid cards	-	-	-	-	-	**-**	-	-	-
Commissions for obligations of loyalty programs and merits for card customers	(32,289)	(659)	(1)	-	-	**(32,949)**	-	(32,949)	-
Commissions for securities transactions	(2,963)	(82)	(498)	-	-	**(3,543)**	-	(3,543)	-
Other commission paid for services received	(11,045)	(12,949)	(2,088)	(8,174)	(771)	**(35,027)**	-	(35,027)	-
Total	**(62,838)**	**(13,898)**	**(2,617)**	**(43,656)**	**(771)**	**(123,780)**	**-**	**(123,780)**	**-**
Total net fee and commission income and expenses	**96,854**	**8,505**	**10,756**	**20,017**	**5,258**	**141,390**	**44,301**	**77,080**	**20,009**

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 153

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

For the six-month period ended June 30, 2025	Segments						Revenue recognition schedule for ordinary activities		
	Retail & Commercial	Wealth Management & Insurance	Global Corporate Banking	Payments	DCF	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	7,945	43	33	-	-	**8,021**	-	8,021	-
Commissions for loans with letters of credit	1	-	-	-	-	**1**	-	1	-
Commissions for credit lines and current accounts overdraft	383	1	435	-	-	**819**	188	631	-
Commissions for guarantees and letters of credit	13,396	9	8,404	-	-	**21,809**	21,355	454	-
Commissions for card services	139,994	2,212	5,695	133,098	-	**280,999**	38,993	242,006	-
Commissions for checking account maintenance	39,426	89	627	-	-	**40,142**	36,339	3,803	-
Commissions for collections and payments	23,349	360	3,812	-	4,679	**32,200**	-	21,675	10,525
Commissions for brokerage and management of securities	(80)	1,988	4,407	-	-	**6,315**	-	6,315	-
Commissions for brokerage of insurance and insurance advisory	(217)	25,568	49	-	-	**25,400**	-	-	25,400
Commissions for factoring services	437	-	179	-	-	**616**	-	616	-
Commissions for securitization	-	-	-	-	-	**-**	-	-	-
Commissions for financial advice	5,953	-	6,954	-	-	**12,907**	-	12,907	-
Other commissions earned	85,296	6,755	1,697	(2)	-	**93,746**	-	93,746	-
Total	**315,883**	**37,025**	**32,292**	**133,096**	**4,679**	**522,975**	**96,875**	**390,175**	**35,925**
Commission expenses									
Commissions for card operation services	(5,580)	(439)	(4,763)	(82,825)	-	**(93,607)**	-	(93,607)	-
License fees for the use of card brands	(4,904)	(54)	(339)	-	-	**(5,297)**	-	(5,297)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(13)	-	-	-	-	**(13)**	-	(13)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(59,771)	(1,212)	-	-	-	**(60,983)**	-	(60,983)	-
Commissions for securities transactions	(4,423)	(22)	(905)	-	-	**(5,350)**	-	(5,350)	-
Other commission paid for services received	(36,842)	(21,074)	(1,964)	-	(1,152)	**(61,032)**	-	(61,032)	-
Total	**(111,533)**	**(22,801)**	**(7,971)**	**(82,825)**	**(1,152)**	**(226,282)**	**-**	**(226,282)**	**-**
Total net fee and commission income and expenses	**204,350**	**14,224**	**24,321**	**50,271**	**3,527**	**296,693**	**96,875**	**163,893**	**35,925**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 154

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

For the quarter ended June 30, 2025	Segments						Revenue recognition schedule for ordinary activities		
	Retail & Commercial	Wealth Management & Insurance	Global Corporate Banking	Payments	DCF	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	7,945	43	33	-	-	**8,021**	-	8,021	-
Commissions for loans with letters of credit	1	-	-	-	-	**1**	-	1	-
Commissions for credit lines and current accounts overdraft	383	1	435	-	-	**819**	188	631	-
Commissions for guarantees and letters of credit	13,396	9	8,404	-	-	**21,809**	21,355	454	-
Commissions for card services	139,994	2,212	5,695	133,098	-	**280,999**	38,993	242,006	-
Commissions for checking account maintenance	39,426	89	627	-	-	**40,142**	36,339	3,803	-
Commissions for collections and payments	23,349	360	3,812	-	4,679	**32,200**	-	21,675	10,525
Commissions for brokerage and management of securities	(80)	1,988	4,407	-	-	**6,315**	-	6,315	-
Commissions for brokerage of insurance and insurance advisory	(217)	25,568	49	-	-	**25,400**	-	-	25,400
Commissions for factoring services	437	-	179	-	-	**616**	-	616	-
Commissions for securitization	-	-	-	-	-	**-**	-	-	-
Commissions for financial advice	5,953	-	6,954	-	-	**12,907**	-	12,907	-
Other commissions earned	85,296	6,755	1,697	(2)	-	**93,746**	-	93,746	-
Total	**315,883**	**37,025**	**32,292**	**133,096**	**4,679**	**522,975**	**96,875**	**390,175**	**35,925**
Commission expenses									
Commissions for card operation services	(5,580)	(439)	(4,763)	(82,825)	-	**(93,607)**	-	(93,607)	-
License fees for the use of card brands	(4,904)	(54)	(339)	-	-	**(5,297)**	-	(5,297)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(13)	-	-	-	-	**(13)**	-	(13)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(59,771)	(1,212)	-	-	-	**(60,983)**	-	(60,983)	-
Commissions for securities transactions	(4,423)	(22)	(905)	-	-	**(5,350)**	-	(5,350)	-
Other commission paid for services received	(36,842)	(21,074)	(1,964)	-	(1,152)	**(61,032)**	-	(61,032)	-
Total	**(111,533)**	**(22,801)**	**(7,971)**	**(82,825)**	**(1,152)**	**(226,282)**	**-**	**(226,282)**	**-**
Total net fee and commission income and expenses	**204,350**	**14,224**	**24,321**	**50,271**	**3,527**	**296,693**	**96,875**	**163,893**	**35,925**

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 155

NOTE 33 - NET FINANCIAL INCOME This line item includes the amount of adjustments due to changes in financial instruments, except those attributable to accrued interest from the application of the effective interest rate method for asset value adjustments, as well as the results obtained from their sale. As of June 30, 2026, and 2025, the detail of the results from financial operations is as follows: For the six-month period June 30, For the quarter ended June 30, 2026 2025 2026 2025   Ch$mn Ch$mn Ch$mn Ch$mn Results from financial assets held for trading at fair value through profit or loss Financial derivatives contracts 15,661 (25,498) (89,060) 6,803 Debt financial instruments 18,156 6,963 8,484 4,492 Other financial instruments 18 8 11 3 Subtotal 33,835 (18,527) (80,565) 11,298 Results from financial liabilities held for trading at fair value through profit or loss   Financial derivatives contracts 140,138 - 123,182 - Other financial instruments - - - - Subtotal 140,138 - 123,182 - Financial results from financial assets not held for trading mandatory measured at fair value through profit or loss   Debt financial instruments - - - - Other - - - - Subtotal - - - - Financial results from financial assets designated at fair value through profit or loss Debt financial instruments - - - - Other financial instruments - - - - Subtotal - - - - Financial results from financial liabilities designated at fair value through profit or loss Demand deposits and other demand liabilities, and time deposits and other term equivalents - - - - Issued debt instruments - - - - Other - - - - Subtotal - - - - Financial results on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income Financial assets at amortized cost 12,145 1,280 3,322 891 Financial assets at fair value through other comprehensive income 3,054 (4,327) 2,872 105 Financial liabilities at amortized cost (242) 1 (276) 1 Financial instruments of regulatory capital issued - - - - Subtotal 14,957 (3,046) 5,918 997 Total 188,930 (21,573) 48,535 12,295 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 156

NOTE 33 - NET FINANCIAL INCOME, continued As of June 30, 2026, and 2025, the details of the financial results from foreign currency exchanges, adjustments, and hedge accounting are as follows: For the six-month period June 30, For the quarter ended June 30, 2026 2025 2026 2025 Ch$mn Ch$mn Ch$mn Ch$mn Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies   Result from foreign exchange (128,828) 353,510 70,826 70,187 Exchange rate readjustment results 485 (6,976) (1,486) (1,331) Financial assets held for trading at fair value through profit or loss - - - - Non-trading financial assets mandatory measured at fair value through profit or loss - - - - Financial assets designated at fair value through profit or loss - - - - Financial assets at fair value through other comprehensive income - - - - Financial assets at amortized cost 485 (6,976) (1,486) (1,323) Other assets - - - - Financial liabilities at amortized cost - - - - Financial liabilities held for trading at fair value through profit or loss - - - (8) Financial liabilities designated at fair value through profit or loss - - - - Financial instruments of regulatory capital issued - - - - Net result of derivatives in foreign currency risk hedge accounting 95,077 (190,795) (47,469) (18,201) Subtotal (33,266) 155,739 21,871 50,655 Financial results from reclassifying financial assets due to changes in the business model From financial assets at amortized cost to financial assets for trading at fair value through profit or loss - - - - From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss - - - - Subtotal - - - - Other financial results from changes in financial assets and liabilities Financial assets at amortized cost - - - - Financial assets at fair value through other comprehensive income - - - - Financial liabilities at amortized cost - - - - Obligations under leasing contracts - - - - Financial instruments of regulatory capital issued - - - - Subtotal - - - - Other financial results from ineffective hedge accounting - - - - Other financial results from other hedge accounting - - - - Subtotal - - - - Total Net financial income 155,664 134,166 70,406 62,950 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 157

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES

The Interim Consolidated Financial Statements present results from investments in companies of Ch$3,170 and Ch$4,451 million as of June 30, 2026, and 2025, according to the following details:

	Participation		Result from investments	
For the six-month period June 30,	**2026**	**2025**	**2026**	**2025**
	%	%	Ch$mn	Ch$mn
Companies				
Redbanc S.A.	33.43	33.43	614	623
Transbank S.A	25.00	25.00	510	1,980
Centro de Compensación Automatizado S.A	33.33	33.33	1,145	935
Sociedad Interbancaria de Depósito de Valores S.A	29.29	29.29	331	311
Cámara de Compensación de Alto Valor S.A.	13.72	13.72	99	106
Administrador Financiero del Transantiago S.A.	20.00	20.00	243	261
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	17	85
Subtotal			**2,959**	**4,301**
Shares or rights in other companies				
Stock exchange			209	150
Other			2	-
Subtotal			**211**	**150**
Results from the sale of ownership in investment in companies				
Companies in the country			-	-
Subtotal			-	-
Total			**3,170**	**4,451**

For more detailed financial information on the companies, see Note 14.

	Participation		Result from investments	
For the quarter ended June 30, 2026, and 2025	**2026**	**2025**	**2026**	**2025**
	%	%	Ch$mn	Ch$mn
Companies				
Redbanc S.A.	33.43	33.43	319	438
Transbank S.A	25.00	25.00	232	1,678
Centro de Compensación Automatizado S.A	33.33	33.33	779	567
Sociedad Interbancaria de Depósito de Valores S.A	29.29	29.29	187	183
Cámara de Compensación de Alto Valor S.A.	13.72	13.72	63	63
Administrador Financiero del Transantiago S.A.	20.00	20.00	121	122
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	33	37
Subtotal			**1,734**	**3,088**
Shares or rights in other companies				
Stock exchange			209	150
Other			2	-
Subtotal			**211**	**150**
Results from the sale of ownership in investment in companies				
Companies in the country			-	-
Subtotal			-	-
Total			**1,945**	**3,238**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 158

NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS The composition of the result on non-current assets and disposable groups that do not classify as discontinued transactions is as follows:   For the six-month period June 30, For the quarter ended June 30,   2026 2025 2026 2025   Ch$mn Ch$mn Ch$mn Ch$mn Net results from assets received in payment or awarded in a judicial auction Sale of goods received in lieu of payment or awarded in a judicial auction 2,150 3,102 1,141 1,709 Other income from assets received in lieu of payment or awarded in a judicial auction 13,460 10,684 7,140 6,201 Provisions to the net realizable value of assets received in lieu of payment or awarded in a judicial auction (90) 684 (138) 242 Charge-offs of assets received in payment or awarded in a judicial auction (19,084) (18,321) (8,866) (6,998) Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction (1,977) (1,861) (1,136) (1,084) Non-current assets held for sale and disposal group 1,981 983 1,103 983 Total (3,560) (4,729) (756) 1,053 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 159

NOTE 36 - OTHER OPERATING INCOME AND EXPENSES 1. Other operating income is comprised of the following items:   For the six-month period June 30, For the quarter ended June 30,   2026 2025 2026 2025   Ch$mn Ch$mn Ch$mn Ch$mn Leases 501 560 255 458 Income from expense recovery 158 283 23 117 Compensation from insurance companies for claims other than operational risk events 15 - 10 - Other income 5,367 432 465 (54) Total 6,041 1,275 753 521 2. Other operating expense is comprised of the following items: For the six-month period June 30, For the quarter ended June 30,   2026 2025 2026 2025   Ch$mn Ch$mn Ch$mn Ch$mn Expenditure on insurance premiums to cover operational risk events - (392) - - Provisions for operational risk (5,071) (3,353) (2,715) (1,938) Expense for operational risk events (13,384) (19,639) (7,174) (8,275) Operational risk event expense recoveries 2,231 5,865 1,459 434 Reorganization plans (*) (15,511) (5,001) (6,326) (5,001) Provisions for lawsuits and litigation (201) (332) (121) (283) Expenses from financial leasing credit operations (170) (2,810) 41 (1,741) Expenses for factoring credit operations (23) (82) 14 (1) Other operating expenses (642) (11,331) (4,824) (5,144) Total (32,771) (37,075) (19,646) (21,949) (*) This corresponds to a formal restructuring plan consistent with the provisions of IAS 37. This restructuring plan is part of the Bank’s transformation process aimed at building a digital bank with branches. It has involved a transformation of the branch model and the operating model, along with a transition toward a common global structure (Go To Model). Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 160

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES

The expenses from obligations to employees as of June 30, 2026, and 2025, are as follows:

	For the six-month period June 30,		For the quarter ended June 30,	
	2026	2025	2026	2025
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Employee benefits (short-term)	(184,885)	(184,663)	(99,455)	(101,589)
Employee benefits (long-term)	(8,655)	(6,730)	(4,698)	(3,374)
Expenses of employment benefits related to contract terminations	(11,501)	(9,872)	(4,260)	(5,361)
Expenses for defined benefit post-employment plan obligations	(564)	(647)	(319)	(442)
Other human resources costs	(3,623)	(3,894)	(1,647)	(977)
Total	**(209,228)**	**(205,806)**	**(110,379)**	**(111,743)**

Share-based compensation (settled in cash)

The Bank provides certain executives of the Bank and its affiliates a share-based payment benefit, which is settled in cash according to the requirements of IFRS 2. Accordingly, the Bank measures services received, and liabilities incurred at fair value.

Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognized in the period results.

Pension plan

The Bank has an additional benefit available to its senior executives, consisting of a pension plan with funds to provide for a better complementary pension upon retirement.

In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution. Executives shall earn the right to receive this benefit only if they meet the following concurrent conditions:

a. Aimed at the Group's senior management.
b. The general requirement for eligibility is to be still employed when they are 60 years old.
c. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs.

In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan.

Exceptionally, in the event of the manager's death or their total or partial disability, the manager or their heirs shall be entitled to receive this benefit as the case may be.

The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank. The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company.

The Bank's entitlements under the plan as of June 30, 2026, and December 31, 2025 amounted to Ch$4,180 million and Ch$3,462 million, respectively.

The Bank has quantified the amounts of the defined benefit obligations based on the following criteria:

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 161

NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued Calculation method: The projected unit credit method is used, which considers each year of service as generating an additional unit of benefit entitlement and values each unit separately. It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually. Actuarial assumptions used: Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible. The most significant actuarial assumptions considered in the calculations were: The assets related to the savings fund contributed by the Bank to Compañía de Seguros Zurich, for defined benefit plans, are presented net of the associated obligations. The assumptions used correspond to. Post-Employment Plans As of June 30, As of December 31, 2026 2025 Mortality chart RV-2014 RV-2014 Termination of contract rate 5.0% 5.0% Disability chart PDT 1985 PDT 1985 The movement in the period for post-employment benefits is as follows:   As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Assets for defined post-employment benefits 4,180 3,462 Commitments for defined benefit plans With active personnel (3,333) (2,769) Caused by inactive personnel - - Minus: Unrecognized actuarial (gains) losses - - Balances at the end of the period 847 693 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 162

NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued The period cash flow for post-employment benefits is as follows:   As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Fair value of plan assets Balance at the beginning of the period 3,462 4,107 Expected return on insurance contracts 249 151 Employer contributions 469 1,277 Actuarial (gains) losses - - Premiums paid - - Benefits paid - (2,073) Fair value of plan assets at the end of the period 4,180 3,462 Present value of obligations Present value of the obligations at the beginning of the period (2,769) (3,138) Net incorporation of companies into the Group - - Current period service costs (564) 283 Reduction/settlement effects - - Benefits paid - - Past service costs - - Actuarial (gains) losses - - Other movements - 86 Present value of obligations at the end of the period (3,333) (2,769) Net balance at the end of the period 847 693 Expected performance of the Plan:   As of June 30, As of December 31, 2026 2025 Expected rate of return on plan assets UF + 2.50% per year UF + 2.50% per year Expected rate of return on redemption rights UF + 2.50% per year UF + 2.50% per year Costs related to the Plan:   As of June 30, As of December 31, 2026 2025 Ch$mn Ch$mn Current period service costs (564) 283 Interest cost - - Expected return on plan assets 249 151 Extraordinary allocations - - Actuarial (gains)/losses recorded in the period - - Past service cost - - Other - - Total (315) 434 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 163

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 38 - ADMINISTRATIVE EXPENSE

As of June 30, 2026, and 2025, Administrative Expenses is composed of the following items:

	For the six-month period June 30,		For the quarter ended June 30,	
	2026	2025	2026	2025
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
General administrative expenses	**(111,096)**	**(115,564)**	**(55,975)**	**(57,563)**
Expenses for short-term lease agreements	(12,651)	(5,862)	(5,539)	(3,015)
Expenses for low-value leases	-	-	-	-
Other expenses for lease obligations	(14)	(27)	(2)	(17)
Maintenance and repair of fixed assets	(12,101)	(13,287)	(4,503)	(7,266)
Insurance premiums except to cover operational risk events	(1,951)	(2,489)	(922)	(1,211)
Office Supplies	(1,840)	(2,234)	(785)	(900)
IT and communication expenses	(57,347)	(63,112)	(31,450)	(30,649)
Lighting, heating, and other utilities	(2,301)	(4,080)	(1,260)	(2,048)
Security and valuables transport services	(7,382)	(8,272)	(3,449)	(3,896)
Representation and personnel travel expenses	(1,473)	(2,080)	(544)	(863)
Judicial and notarial expenses	(864)	(946)	(480)	(649)
Fees for review and audit of the financial statements by the external auditor	(496)	(1,095)	(254)	(749)
Fees for advisory and consultancy services provided by the external auditor	(26)	-	(26)	-
Fees for advisory and consultancy services provided by other audit firms	(116)	(90)	(50)	(46)
Fees for securities classification	-	-	-	-
Fees for other technical reports	(1,818)	(2,723)	(667)	(1,402)
Fines applied by the FMC	(99)	-	-	-
Fines applied by other bodies	-	-	-	-
Other general administrative expenses	(10,617)	(9,267)	(6,044)	(4,852)
Outsourced services	**(52,860)**	**(67,436)**	**(25,951)**	**(25,620)**
Data processing	(28,627)	(44,475)	(14,593)	(11,225)
Technology development, certification and technology testing service	(554)	(673)	(393)	(387)
External human resources management and external staffing service	-	-	-	-
Valuation service	-	-	-	-
Call Centre service for sales, marketing, quality control and customer service	-	-	-	-
External collection service	(104)	(165)	(17)	(92)
Outsourced ATM management and maintenance services	(207)	-	(96)	-
External cleaning service, catering, custody of files and documents, furniture and equipment storage.	(1,671)	(1,966)	(816)	(841)
Product sales and distribution services	-	-	-	-
External credit appraisal service	(823)	(2,427)	(342)	(1,312)
Other outsourced services	(20,874)	(17,730)	(9,694)	(11,763)
Board expenses	**(867)**	**(953)**	**(422)**	**(502)**
Remuneration of the Board of Directors	(867)	(953)	(422)	(502)
Other Board Expenses	-	-	-	-
Marketing expenses	**(10,823)**	**(11,149)**	**(6,863)**	**(5,535)**
Taxes, contributions, fees	**(10,773)**	**(10,361)**	**(5,569)**	**(5,521)**
Real estate taxes	(968)	(1,251)	(749)	(548)
Licenses	(1,270)	(762)	(542)	(381)
Other taxes	(15)	(179)	(15)	-
Regulatory oversight contributions	(8,520)	(8,169)	(4,263)	(4,592)
Other legal charges	-	-	-	-
Total	**(186,419)**	**(205,463)**	**(94,780)**	**(94,741)**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 164

NOTE 39 - DEPRECIATION AND AMORTIZATION The amounts corresponding to depreciation and amortization expenses as of June 30, 2026, and 2025 are detailed below:   For the six-month period June 30, For the quarter ended June 30,   2026 2025 2026 2025   Ch$mn Ch$mn Ch$mn Ch$mn Amortization of intangible assets (22,071) (24,482) (10,868) (11,949) Depreciation of fixed assets (23,275) (23,536) (10,710) (11,104) Depreciation and amortization of assets for rights to use assets in leases (21,307) (20,008) (10,559) (9,797) Total Depreciation and Amortization (66,653) (68,026) (32,137) (32,850) The reconciliation between the book values and the balances as of June 30, 2026, and 2025, is as follows: Depreciation and amortization Fixed assets Intangible assets Right-of-use leased assets Total Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2026 (474,004) (384,315) (234,917) (1,093,236) Depreciation and amortization charges for the period (23,275) (22,071) (21,307) (66,653) Disposals and sales for the period 4,068 - 27,562 31,630 Impairment - 150 - 150 Other 1 - - 1 Balance as of June 30, 2026 (493,210) (406,236) (228,662) (1,128,108) Depreciation and amortization Fixed assets Intangible assets Right-of-use leased assets Total Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 (473,998) (342,198) (216,325) (1,032,521) Depreciation and amortization charges for the period (12,432) (12,533) (10,211) (35,176) Disposals and sales for the period 341 - 7,283 7,624 Impairment - - - - Other (5) (1) - (6) Balance as of June 30, 2025 (486,094) (354,732) (219,253) (1,060,079) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 165

NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS The amounts corresponding to impairment charges to income as of June 30, 2026, and 2025 are detailed below: For the six-month period June 30, For the quarter ended June 30,   2026 2025 2026 2025   Ch$mn Ch$mn Ch$mn Ch$mn Impairment of investments in companies - - - - Impairment of intangible assets (134) (1,077) - (913) Impairment of fixed assets - (21) - (21) Impairment of assets for the right to use leased assets - - - - Impairment of other assets for investment properties - - - - Impairment of other assets due to income from ordinary activities generated by contracts with customers - - - - Acquisition gain through a business combination on highly advantageous terms - - - - Total (134) (1,098) - (934) Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 166

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 41 - CREDIT LOSS EXPENSES

The movement to June 30, 2026, and 2025, in credit loss expense is summarized as follows:

1. The breakdown of credit loss expenses as of June 30, 2026, and 2025, is as follows:

Summary of loan loss expense in the period	For the six-month period June 30,		For the quarter ended June 30,	
	2026	2025	2026	2025
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Provision expense for loan credit risk	(401,091)	(476,891)	(170,603)	(213,764)
Special provisions expense for credit risk	16,918	97,688	(4,144)	20,646
Recovery of previously charged-off loans	99,987	93,275	48,968	46,417
Impairment for credit risk of other financial assets not measured at fair value through profit or loss	(1,397)	(836)	(1,027)	(562)
Total	**(285,583)**	**(286,764)**	**(126,806)**	**(147,263)**

2. The flow of provision expenses established for credit risk and credit loss expenses on loans as of June 30, 2026, and 2025, is as follows:

Summary of Provision expenses related to credit risk and credit loss expense – As of June 30, 2026	Loan loss provision expenses in the period					Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Normal portfolio		Substandard Portfolio	Impaired portfolio				
	Assessment		Assessment	Assessment				
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(105)	-	-	-	-	**(105)**	-	**(105)**
Provision released	141	-	-	-	-	**141**	-	**141**
Subtotal	**36**	-	-	-	-	**36**	-	**36**
Commercial loans								
Provisions established	(13,370)	(11,689)	(28,117)	(148,679)	(78,237)	**(280,092)**	(394)	**(280,486)**
Provision released	14,681	28,991	33,297	63,833	3,551	**144,353**	1,643	**145,996**
Subtotal	**1,311**	**17,302**	**5,180**	**(84,846)**	**(74,686)**	**(135,739)**	**1,249**	**(134,490)**
Mortgage loans								
Provisions established	-	(2,760)	-	-	(45,754)	**(48,514)**	-	**(48,514)**
Provision released	-	3,125	-	-	3,108	**6,233**	-	**6,233**
Subtotal	-	**365**	-	-	**(42,646)**	**(42,281)**	-	**(42,281)**
Consumer loans								
Provisions established	-	(1,878)	-	-	(219,857)	**(221,735)**	-	**(221,735)**
Provision released	-	(13,487)	-	-	10,866	**(2,621)**	-	**(2,621)**
Subtotal	-	**(15,365)**	-	-	**(208,991)**	**(224,356)**	-	**(224,356)**
Provision expense for loans and receivable credit risk	**1,347**	**2,302**	**5,180**	**(84,846)**	**(326,323)**	**(402,340)**	**1,249**	**(401,091)**
Recovery of previously charged-off loans								
Interbank loans								-
Commercial loans								**42,445**
Residential mortgage loans								**32,464**
Consumer loans								**25,078**
Subtotal								**99,987**
Total								**(301,104)**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 167

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 41 - CREDIT LOSS EXPENSES, continued

Summary of Provision expenses related to credit risk and credit loss expense - for the quarter ended June 30, 2026	Loan loss provision expenses in the period					Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Normal portfolio		Substandard Portfolio	Impaired portfolio				
	Assessment		Assessment	Assessment				
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(52)	-	-	-	-	**(52)**	-	(52)
Provision released	38	-	-	-	-	**38**	-	38
Subtotal	**(14)**	**-**	**-**	**-**	**-**	**(14)**	**-**	**(14)**
Commercial loans								
Provisions established	(6,805)	(6,662)	(7,729)	(45,708)	(43,506)	**(110,410)**	(320)	(110,730)
Provision released	8,326	25,314	3,979	42,270	776	**80,665**	391	81,056
Subtotal	**1,521**	**18,652**	**(3,750)**	**(3,438)**	**(42,730)**	**(29,745)**	**71**	**(29,674)**
Mortgage loans								
Provisions established	-	(1,586)	-	-	(26,305)	**(27,891)**	-	(27,891)
Provision released	-	1,637	-	-	2,635	**4,272**	-	4,272
Subtotal	**-**	**51**	**-**	**-**	**(23,670)**	**(23,619)**	**-**	**(23,619)**
Consumer loans								
Provisions established	-	76	-	-	(108,267)	**(108,191)**	-	(108,191)
Provision released	-	(15,037)	-	-	5,932	**(9,105)**	-	(9,105)
Subtotal	**-**	**(14,961)**	**-**	**-**	**(102,335)**	**(117,296)**	**-**	**(117,296)**
Provision expense for loans and receivable credit risk	**1,507**	**3,742**	**(3,750)**	**(3,438)**	**(168,735)**	**(170,674)**	**71**	**(170,603)**
Recovery of previously charged-off loans								
Interbank loans								-
Commercial loans								18,177
Residential mortgage loans								17,628
Consumer loans								13,163
Subtotal								**48,968**
Total								**(121,635)**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 168

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 41 - CREDIT LOSS EXPENSES, continued

Summary of Provision expenses related to credit risk and credit loss expense – As of June 30, 2025	Loan loss provision expenses in the period					Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Normal portfolio		Substandard Portfolio	Impaired portfolio				
	Assessment		Assessment	Assessment				
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(82)	–	–	–	–	(82)	–	(82)
Provision released	106	–	–	–	–	106	–	106
Subtotal	24	–	–	–	–	24	–	24
Commercial loans								
Provisions established	(21,670)	(10,883)	(21,995)	(89,689)	(125,345)	(269,582)	(748)	(270,330)
Provision released	7,874	6,667	7,256	58,369	12,831	92,997	1,723	94,720
Subtotal	(13,796)	(4,216)	(14,739)	(31,320)	(112,514)	(176,585)	975	(175,610)
Mortgage loans								
Provisions established	–	(1,789)	–	–	(49,355)	(51,144)	–	(51,144)
Provision released	–	1,476	–	–	788	2,264	–	2,264
Subtotal	–	(313)	–	–	(48,567)	(48,880)	–	(48,880)
Consumer loans								
Provisions established	–	(96,907)	–	–	(181,097)	(278,004)	–	(278,004)
Provision released	–	8,652	–	–	16,927	25,579	–	25,579
Subtotal	–	(88,255)	–	–	(164,170)	(252,425)	–	(252,425)
Provision expense for loans and receivable credit risk	(13,772)	(92,784)	(14,739)	(31,320)	(325,251)	(477,866)	975	(476,891)
Recovery of previously charged-off loans								
Interbank loans								–
Commercial loans								42,144
Residential mortgage loans								28,995
Consumer loans								22,136
Subtotal								93,275
Total								(383,616)

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 169

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 41 - CREDIT LOSS EXPENSES, continued

Summary of Provision expenses related to credit risk and credit loss expense - for the quarter ended June 30, 2025	Loan loss provision expenses in the period					Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Normal portfolio		Substandard Portfolio	Impaired portfolio				
	Assessment		Assessment	Assessment				
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	–	–	–	–	–	–	–	–
Provision released	82	–	–	–	–	82	–	82
Subtotal	82	–	–	–	–	82	–	82
Commercial loans								
Provisions established	(15,659)	(5,776)	(13,840)	(70,939)	(69,765)	(175,979)	(685)	(176,664)
Provision released	1,100	2,566	2,929	43,983	10,687	61,265	425	61,690
Subtotal	(14,559)	(3,210)	(10,911)	(26,956)	(59,078)	(114,714)	(260)	(114,974)
Mortgage loans								
Provisions established	–	(973)	–	–	(16,693)	(17,666)	–	(17,666)
Provision released	–	794	–	–	761	1,555	–	1,555
Subtotal	–	(179)	–	–	(15,932)	(16,111)	–	(16,111)
Consumer loans								
Provisions established	–	(6,306)	–	–	(86,304)	(92,610)	–	(92,610)
Provision released	–	3,865	–	–	5,984	9,849	–	9,849
Subtotal	–	(2,441)	–	–	(80,320)	(82,761)	–	(82,761)
Provision expense for loans and receivable credit risk	(14,477)	(5,830)	(10,911)	(26,956)	(155,330)	(213,504)	(260)	(213,764)
Recovery of previously charged-off loans								
Interbank loans								–
Commercial loans								19,278
Residential mortgage loans								15,414
Consumer loans								11,725
Subtotal								46,417
Total								(167,347)

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 170

NOTE 41 - CREDIT LOSS EXPENSES, continued The balances of special provisions for credit risk expenses as of June 30, 2026, and 2025, is as follows: For the six-month period June 30, For the quarter ended June 30, Summary of special provisions expense related to credit risk for the period 2026 2025 2026 2025 Ch$mn Ch$mn Ch$mn Ch$mn Provision expense for contingent loans (6,050) (16,207) (4,141) 601 Interbank loans – – – – Commercial loans (2,188) 4,077 (3,511) 537 Consumer loans (3,862) (20,284) (630) 64 Provisions expense for local risk in operations with foreign debtors (32) (7) (3) 45 Special provisions expense for foreign loans – – – – Additional provisions expense for loans 23,000 113,902 – 20,000 Commercial loans 22,000 20,000 – 20,000 Residential mortgage loans 1,000 – – – Consumer loans – 93,902 – – Provision expense for minimum required provision adjustments related to normal and individual portfolio assessment – – – – Provisions expense for credit risk due to additional prudential requirements – – – – Total 16,918 97,688 (4,144) 20,646 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 171

NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS The Bank currently has no results from discontinued operations. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 172

NOTE 43 - TRANSACTION WITH RELATED PARTIES The Bank's "related parties" include, in addition to its subsidiaries and associates, "key personnel" of the Bank's Management (members of the Bank's Board of Directors and Managers of Banco Santander-Chile and its affiliates, along with their close relatives), as well as entities over which key personnel may exercise significant influence or control. Additionally, the Bank has considered the various companies that form part of the Santander Group worldwide as related parties, with the understanding that they all have a common parent company, namely Banco Santander S.A. (based in Spain). Article 89 of the Chilean Corporation Law, which also applies to banks, establishes that any transaction with a related party must be carried out under fair conditions, similar to those normally prevailing in the market. Furthermore, Article 84 of the General Banking Law establishes limits loans that may be granted to related parties and prohibits granting loans to the Bank's directors, general manager, or general representatives. The Bank's transactions with its related parties are listed below. For ease of understanding, we have divided the information into four categories: Santander Group Companies This category includes all companies belonging to the Santander Group worldwide, and therefore also includes those companies over which the Bank exercises some degree of control (subsidiary and special-purpose entities). Associated Companies This category includes those entities where the Bank, as indicated in Note 01 b) of these Consolidated Financial Statements, exercises some degree of significant influence over them. These entities, in general, correspond to the so-called "business support companies." Key Personnel This category includes members of the Bank's Board of Directors and executives of Banco Santander-Chile and its affiliates, along with their close relatives. It takes into account the limitations imposed by Chapter 12-12 of the UCBR. Other This category includes related parties not included in the groups described above and, in general, those entities over which key personnel may exercise significant influence or control. The terms of transactions with related parties are equivalent to those found in arm's-length transactions, or the corresponding in- kind compensation has been allocated. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 173

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

a. Loans with related parties

The movement of loans and receivables, as well as contingent loans with to related entities, as of June 30, 2026, and December 31, 2025 are shown below:

	As of June 30, 2026				As of December 31, 2025			
	Group companies	Associated companies	Key personnel	Other	Group companies	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Loans and receivables								
Commercial loans	270,010	3	1,667	1,492	204,019	7	2,360	2,807
Mortgage loans	-	-	30,067	-	-	-	31,860	-
Consumer loans	-	-	3,124	-	-	-	3,452	-
Loans and receivables	**270,010**	**3**	**34,858**	**1,492**	**204,019**	**7**	**37,672**	**2,807**
Provision for loan losses	(123)	-	(289)	(65)	(235)	-	(361)	(161)
Net loans	**269,887**	**3**	**34,569**	**1,427**	**203,784**	**7**	**37,311**	**2,646**
Guarantee	-	-	-	-	-	-	-	-
Contingent loans								
Guarantees and sureties	-	-	-	-	-	-	-	-
Letters of credit	-	-	-	328	-	-	-	-
Transactions with contingent events	30,065	-	-	191	30,025	-	-	431
Contingent loans	**30,065**	**-**	**-**	**519**	**30,025**	**-**	**-**	**431**
Provisions for contingent loans	(25)	-	-	(7)	(25)	-	-	(13)
Net contingent loans	**30,040**	**-**	**-**	**512**	**30,000**	**-**	**-**	**418**

	As of June 30, 2026				As of December 31, 2025			
	Group companies	Associated companies	Key personnel	Other	Group companies	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1,	**234,044**	**7**	**37,672**	**3,238**	**202,050**	**23,570**	**39,446**	**1,269**
Loans granted	66,035	1	4,822	608	75,748	7	10,209	18,730
Loans paid	(4)	(5)	(7,636)	(1,835)	(43,754)	(23,570)	(11,983)	(16,761)
Total	**300,075**	**3**	**34,858**	**2,011**	**234,044**	**7**	**37,672**	**3,238**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 174

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued b. The assets and liabilities for related party transactions as of June 30, 2026, and December 31, 2025, are as follows: Assets and liabilities from transactions with related parties Types of assets and liabilities held with related parties As of June 30, 2026 (Ch$mn) Type of related party Group companies Associated companies Key personnel Other ASSETS Cash and deposits in banks 24,875 – – – Repurchase agreements and securities lending 84,402 – – – Financial assets held for trading at fair value through profit or loss Derivative contracts 537,260 4,179 – – Other assets 807,312 543,426 – – LIABILITIES Financial liabilities held for trading at fair value through profit or loss Derivative contracts 875,972 4,391 – 9,050 Financial liabilities at amortized cost Deposits and other demand liabilities 25,078 1,562 2,376 9,242 Time deposits and other term equivalents 216,397 25,979 5,801 203 Obligations under repurchase and securities lending agreements 91,115 – – – Interbank borrowing 153,072 – – – Debt and regulatory capital financial instruments issued 1,082,498 – – – Other liabilities 14,292 488,048 – – Types of assets and liabilities held with related parties As of December 31, 2025 (Ch$mn) Type of related party Group companies Associated companies Key personnel Other ASSETS Cash and deposits in banks 92,598 – – – Repurchase agreements and securities lending 112,976 – – – Financial assets held for trading at fair value through profit or loss Derivative contracts 960,521 20,155 – – Other assets 664,461 812,210 – – LIABILITIES Financial liabilities held for trading at fair value through profit or loss Derivative contracts 1,282,113 16,830 – 15,043 Financial liabilities at amortized cost Deposits and other demand liabilities 28,885 1,403 5,215 67,338 Time deposits and other term equivalents 200,929 – 5,139 12,760 Obligations under repurchase and securities lending agreements 187,074 – 196,411 – Interbank borrowing 119,089 – – – Debt and regulatory capital financial instruments issued 876,075 – – – Other liabilities 108,084 684,448 – – Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 175

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued c. Income and expenses from related party transactions Type of income and expenses from related party transactions as of June 30, 2026 Group companies Associated companies Key personnel Other (Ch$mn) Interest and adjustment income and expenses (11,461) (35) 1,241 56 Commission and service income and expenses 92,356 (23,432) 86 43 Net financial results (*) 41,291 156,305 11 (650) Other operating income and expenses 7,721 (3,636) - - Remuneration and expenses of key personnel - - (21,784) - Administrative and other expenses (68,398) (2,485) - - (*) This item mainly corresponds to derivative contracts used to hedge the exchange rate risk of the assets and liabilities that cover the positions of the Bank and its affiliates. Type of income and expenses from related party transactions as of June 30, 2025 Group companies Associated companies Key personnel Other (Ch$mn) Interest and adjustment income and expenses (6,491) 104 1,196 584 Commission and service income and expenses 71,796 (22,778) 93 129 Net financial results (*) (185,241) (48,587) - - Other operating income and expenses 5,744 (558) - - Remuneration and expenses of key personnel - - (23,857) - Administrative and other expenses (44,113) (2,390) - - (*) This item mainly corresponds to derivative contracts used to hedge the exchange rate risk of the assets and liabilities that cover the positions of the Bank and its affiliates. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 176

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

d. Individual transactions in the period with related parties that are legal entities, which do not correspond to usual operations performed with Bank's customers and individual transactions that involve transfer of resources, services or obligations according to paragraph 9 of IAS24 greater than UF 2,000, are shown below:

As of June 30, 2026	Country of residence	Nature of the relationship with the Bank	Description of the transaction			Transactions with mutual independence between the parties	Effect on the income statement		Effect on the balance sheet	
Company name			Type of service	Term	Renewal conditions		Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	As contracted	Yes	3	9,404	-	8,957
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Back Office services	Monthly	As contracted	Yes	-	1,507	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	119	-	2	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	20	181	20	0
Santander Global Delivery, S.L.	Spain	Group	Consulting services	Monthly	As contracted	Yes	0	316	-	0
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	-	2,671	3	92
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	36	3,082	-	3,082
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	As contracted	Yes	4	242	-	144
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	347	43	10,276	43
Centro de Compensación Automatizado S.A.	Chile	Associated	Derivatives clearing	Monthly	As contracted	Yes	-	1,324	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	As contracted	Yes	-	617	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Channel Usage Services	Monthly	As contracted	Yes	64	0	1,468	-
Santander Capital Holdings LLC	USA	Group	Institutional Services	Monthly	As contracted	Yes	-	465	-	-
Open Digital Services, S.L.	Spain	Group	IT services	Monthly	As contracted	Yes	-	5,128	3,423	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT services	Monthly	As contracted	Yes	-	42,585	-	-
Getnet Platforms Services, S.L.	Spain	Group	Digital payments	Monthly	As contracted	Yes	-	757	-	-
Getnet Platforms Cards, S.L.	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	2,167	-	-

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 177

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

As of December 31, 2025			Description of the transaction				Effect on the income statement		Effect on the balance sheet	
Company name	Country of residence	Nature of the Relationship with the Bank	Type of service	Term	Renewal conditions	Transactions with mutual independence between the parties	Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	As contracted	Yes	5	19,095	-	656
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Back Office services	Monthly	As contracted	Yes	-	3,496	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	233	-	4	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	39	395	20	66
Bansa Santander S.A.	Chile	Group	Leases and Other	Monthly	As contracted	Yes	4	87	-	-
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	As contracted	Yes	60	(118)	-	134
Santander Global Services, S.L.	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	609	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	-	5,141	12	336
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	178	7,637	2	9,088
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	As contracted	Yes	8	446	-	-
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	As contracted	Yes	-	1,067	-	-
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	693	85	9,976	21
Centro de Compensación Automatizado S.A.	Chile	Associated	Derivatives clearing	Monthly	As contracted	Yes	-	3,453	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	As contracted	Yes	-	600	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Channel Usage Services	Monthly	As contracted	Yes	122	-	1,452	-
Santander Banca de Inversión Colombia, S.A.S.	Colombia	Group	Consulting services	Monthly	As contracted	Yes	-	291	-	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service Desk	Monthly	As contracted	Yes	-	8,783	-	-
Open Digital Services, S.L.	Spain	Group	IT services and Ops,	Monthly	As contracted	Yes	-	4,141	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT services and Ops,	Monthly	As contracted	Yes	-	53,843	-	-
PagoNxt Payments Services, S.L.	Spain	Group	Digital payments	Monthly	As contracted	Yes	-	751	-	-
Santander Global Cards & Digital Solutions, S.L.	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	2,316	-	-

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 178

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued Payments to the Board of Directors and key personnel of the Bank’s Management and its subsidiaries The remunerations received by key management personnel, including members of the Bank's Board of Directors and Banco Santander-Chile managers, are presented under the item "Remuneration and personnel expenses" and/or "Administrative expenses" in the Interim Consolidated Financial Statements, and correspond to the following categories:   As of June 30,   2026 2025   Ch$mn Ch$mn Salaries 10,134 11,148 Remuneration of the Board of Directors 867 953 Bonuses 8,833 8,344 Stock-based compensation 946 1,558 Seniority compensation 4 712 Health funds 193 211 Pension plans 564 647 Other personnel costs funds 243 284 Total 21,784 23,857 Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries As of June 30, 2026 2025 Directors 11 11 Managers 115 124 Total 126 135 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 179

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price), regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurement assumes that the sale of the asset or transfer of the liability occurs in the principal market for the asset or liability or in the most advantageous market for the asset or liability.

For financial instruments without available market prices, fair values have been estimated using recent transactions in similar instruments or, if not possible, current values or other valuation techniques based on mathematical valuation models sufficiently tested by the international financial community. When using these models, the specific characteristics of the asset or liability being valued are taken into account, and in particular, the different types of risks associated with the asset or liability.

These techniques are inherently subjective and significantly affected by the assumptions used, including the discount rate, estimates of future cash flows, and prepayment assumptions. Therefore, estimated fair value of an asset or liability not exactly matching the price at which the asset or liability could be delivered or settled at the valuation date and may not be justified by comparison with independent markets.

Determination of the fair value of financial instruments

The following table shows a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of June 30, 2026, and December 31, 2025:

	As of June 30, 2026		As of December 31, 2025	
	Book value	Fair value	Book value	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	**11,100,132**	**11,100,132**	**11,594,405**	**11,594,405**
Financial derivatives contracts	10,588,911	10,588,911	10,879,777	10,879,777
Debt financial instruments	511,221	511,221	714,628	714,628
Financial assets at fair value through other comprehensive income	**5,072,701**	**5,072,701**	**3,889,952**	**3,889,952**
Debt financial instruments	4,622,947	4,622,947	3,598,366	3,598,366
Other financial instruments	449,754	449,754	291,586	291,586
Financial derivative contracts for hedge accounting	**304,348**	**304,348**	**261,192**	**261,192**
Debt financial instruments at amortized cost	**46,580,881**	**46,769,359**	**45,544,899**	**46,090,804**
Rights for repurchase agreements and securities loans	861,341	861,684	427,983	428,483
Debt financial instruments	5,676,311	5,743,710	5,525,242	5,593,724
Interbank loans and receivables from clients	40,043,229	40,163,965	39,591,674	40,068,597
Guarantees provided for derivative financial transactions	**1,595,160**	**1,595,160**	**2,075,671**	**2,075,671**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**10,049,334**	**10,049,334**	**10,587,308**	**10,587,308**
Financial derivatives contracts	10,049,334	10,049,334	10,587,308	10,587,308
Financial derivative contracts for hedge accounting	**818,324**	**818,324**	**912,716**	**912,716**
Financial liabilities at amortized cost	**49,084,766**	**49,555,210**	**47,260,235**	**47,809,603**
Deposits and other demand liabilities	13,943,771	13,943,771	14,075,590	14,075,590
Time deposits and other term equivalents	18,447,020	18,600,756	16,493,783	16,678,683
Obligations under repurchase agreements and securities lending	3,232,935	3,340,697	2,755,243	2,836,063
Interbank borrowing	3,378,281	3,493,767	3,434,237	3,564,731
Debt and regulatory capital financial instruments issued	9,868,741	9,962,201	10,277,061	10,430,215
Other financial liabilities	214,018	214,018	224,321	224,321
Guarantees received for financial derivative transactions	**1,539,079**	**1,539,079**	**1,541,061**	**1,541,061**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 180

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Fair value approximates carrying amount in the following items, due to their short-term nature, in the case of: cash, bank deposits, and transactions in the process of settlement. Additionally, the fair value estimates presented above do not attempt to quantify the value of the Bank’s earnings generated by its business or future activities, and therefore do not represent the value of the Bank as a going concern. Below is a description of the methods used to estimate the fair value of financial instruments. 1. Debt financial instruments The estimated fair value of these financial instruments was established using market values or estimates from a readily available dealer or quoted market prices for similar financial instruments. The investments are valued at book (as recorded) value because they are not considered to have a fair value significantly different from their recorded value. Additional variables and elements (where applicable) were considered in estimating the fair value of debt investments, including estimates of prepayment rates and the issuers' credit risk. 2. Loans and receivables from clients and Interbank loans The fair value of commercial loans, mortgage loans, credit cards, and consumer loans is measured using discounted cash flow analysis. For this purposes, prevailing market interest rates are used, taking into account the product, term, amount, and similar credit quality. The fair value of loans with a past due period of 90 days or more is measured using the market value of the associated collateral, discounted at the rate and expected maturity. For variable-rate loans with frequently changing interest rates (monthly or quarterly) and not subject to significant credit risk, the estimated fair value is based on their carrying amount. The carrying amounts and fair values are presented net of provisions for credit risk. 3. Deposit and other demand obligations The disclosed fair value of non-interest-bearing deposits and savings accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates currently offered to a schedule of monthly maturities expected in the market. 4. Short- and long-term debt instruments issued The fair value of these financial instruments is calculated using discounted cash flow analysis based on current incremental borrowing rates for similar types of loan agreements with similar maturities. 5. Financial derivatives and accounting hedging contracts The estimated fair value of the foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics. The fair value of interest rate swaps represents the estimated amount that the Bank determines as the exit price in accordance with IFRS 13. If there are no quoted market prices (direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated using valuation models and techniques such as Black-Scholes, Hull and Monte Carlo simulations and considering relevant inputs such as option volatility, observable correlations between underlying assets, counterparty credit risk, implied price volatility, speed with which volatility reverts to its mean value, linear relationship (correlation) between the value of a variable. Fair value measurement and hierarchy IFRS 13, "Fair Value Measurement," establishes a fair value hierarchy that segregates the inputs and/or assumptions of valuation techniques used to measure the fair value of financial instruments. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to measurements that involve significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows: Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 181

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

• Level 1: Inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities for which the Bank has access at the measurement date.

• Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, directly or indirectly.

• Level 3: Unobservable inputs for the asset or liability.

The estimated fair value of the foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, taking into account the term structures of the interest rate curve, volatility of the underlying asset, and the credit risk of the counterparties.

In cases where quotations cannot be observed, management makes its best estimate of the market price using its own internal models, which, in most cases, use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs that are not observable in market data (Level 3). Various techniques are used to arrive at this estimate, including extrapolation of observable market data.

Financial instruments at fair value and determined by published quotes in active markets (Level 1) include:

• Instruments of the Chilean Central Bank and the General Treasury of the Republic.

• Foreign instruments issued.

• Mutual funds.

If the instruments are not 100% market-observable, however, the price is a function of other prices that are market-observable (Level 2). The following financial instruments are classified as Level 2:

Type of financial instrument	Valuation model used	Description
Private bonds	Present value of cash flows	Internal rates of return ("IRRs") are provided by independent pricing source service entity according to the following criterion: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents.
Time deposits	Present value of cash flows	Internal rates of return ("IRRs") are provided by independent pricing source service entity according to the following criterion: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves'.
Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives.
FX Options	Black-Scholes	Formula adjusted by the volatility smile (implied volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilizes are then used to value the options.
Guarantees for threshold transactions, guarantee deposits	Present value of cash flows	Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 182

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to perform this estimation, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified as Level 3:

Type of financial instrument	Valuation model used	Description
Caps/Floors/Swaptions	Black Normal model for Cap/Floors and Swaptions	There is no observable input of implied volatility.
	Black-Scholes	There is no observable input of implied volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by Murex (platform) due to the UF forward estimate.
CCS, IRS, CMS in Active Bank Rate (TAB)	Present value of cash flows	Valuation obtained using yield curve interpolating to maturity of flows. Nevertheless, TAB is not a directly observable variable nor correlated to any market input.
	Present value of cash flows	Valuation using prices of instruments with similar characteristics, plus a liquidity discount rate.
CCS (maturities over 30 years)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives.
Receivables accounts valued at fair value	Present value of cash flows	Measured by discounting the estimated cash flow using the interest rate of the new contracts.
Mortgage bonds	Present value of cash flows	The rates (IRR) are provided by RiskAmérica according to the following criteria: If on the valuation date there is one or more valid transactions on the Santiago Stock Exchange for a specific security code, the reported rate is the weighted average (by amount) of the observed rates. If there are no valid transactions for a given security code on the valuation date, the reported rate is a "base IRR" derived from a reference curve, plus a "Model Spread" based on historical spread data for the same instrument or similar ones.

The Bank estimates that any changes in unobservable criteria for instruments classified at Level 3 would not result in significant differences in the fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis:

As of June 30,	2026 Ch$mn	Fair value measurements Level 1 Ch$mn	Level 2 Ch$mn	Level 3 Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	**11,100,132**	**511,221**	**10,588,898**	**13**
Financial derivatives contracts	10,588,911	–	10,588,898	13
Debt financial instruments	511,221	511,221	–	–
Financial assets at fair value through other comprehensive income	**5,072,701**	**4,620,143**	**–**	**452,558**
Debt financial instruments	4,622,947	4,620,143	–	2,804
Other financial instruments	449,754	–	–	449,754
Financial derivative contracts for hedge accounting	**304,348**	**–**	**304,348**	**–**
Guarantee money deposits	**1,595,160**	**–**	**1,595,160**	**–**
Total	**18,072,341**	**5,131,364**	**12,488,406**	**452,571**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**10,049,334**	**–**	**10,049,334**	**–**
Financial derivatives contracts	10,049,334	–	10,049,334	
Financial derivative contracts for hedge accounting	**818,324**	**–**	**818,324**	**–**
Guarantees for threshold operations	**1,539,079**	**–**	**1,539,079**	**–**
Total	**12,406,737**	**–**	**12,406,737**	**–**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 183

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Fair value measurements As of December 31, 2025 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial assets held for trading at fair value through profit or loss 11,594,405 714,628 10,874,986 4,791 Financial derivatives contracts 10,879,777 – 10,874,986 4,791 Debt financial instruments 714,628 714,628 – – Financial assets at fair value through other comprehensive income 3,889,952 3,594,882 – 295,070 Debt financial instruments 3,598,366 3,594,882 – 3,484 Other financial instruments 291,586 – – 291,586 Financial derivative contracts for hedge accounting 261,192 – 261,192 – Guarantee money deposits 2,075,671 – 2,075,671 – Total 17,821,220 4,309,510 13,211,849 299,861 Liabilities Financial liabilities held for trading at fair value through profit or loss 10,587,308 – 10,587,308 – Financial derivatives contracts 10,587,308 – 10,587,308 – Financial derivative contracts for hedge accounting 912,716 – 912,716 – Guarantees for threshold operations 1,541,061 – 1,541,061 – Total 13,041,085 – 13,041,085 – The following tables present the assets and liabilities that are not measured at fair value on a recurring basis: Fair value measurements As of June 30, 2026 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Debt financial instruments at amortized cost Rights for repurchase agreements and securities loans 861,684 - - 861,684 Debt financial instruments 5,743,710 5,743,710 - - Interbank loans and receivables from clients 40,163,965 - - 40,163,965 Total 46,769,359 5,743,710 - 41,025,649 Liabilities Financial liabilities at amortized cost Deposits and other demand liabilities 13,943,771 - - 13,943,771 Time deposits and other term equivalents 18,600,756 - 18,600,756 - Obligations under repurchase agreements and securities lending 3,340,697 - 3,340,697 - Interbank borrowing 3,493,767 - 3,493,767 - Debt and regulatory capital financial instruments issued 9,962,201 - 9,962,201 - Other financial liabilities 214,018 - - 214,018 Total 49,555,210 - 35,397,421 14,157,789 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 184

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Fair value measurements As of December 31, 2025 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Debt financial instruments at amortized cost Rights for repurchase agreements and securities loans 428,483 0 - 428,483 Debt financial instruments 5,593,724 5,593,724 - - Interbank loans and receivables from clients 40,068,597 - - 40,068,597 Total 46,090,804 5,593,724 - 40,497,080 Liabilities Financial liabilities at amortized cost Deposits and other demand liabilities 14,075,590 - - 14,075,590 Time deposits and other term equivalents 16,678,683 - 16,678,683 - Obligations under repurchase agreements and securities lending 2,836,063 - 2,836,063 - Interbank borrowing 3,564,731 - 3,564,731 - Debt and regulatory capital financial instruments issued 10,430,215 - 10,430,215 - Other financial liabilities 224,321 - - 224,321 Total 47,809,603 - 33,509,692 14,299,911 The fair value of other assets and liabilities approximates their carrying amounts. The methods and assumptions for estimating fair value are defined below: • Loans and amounts owed by credit institutions and customers: Fair value is estimated for groups of loans with similar characteristics. Fair value was measured by discounting the estimated cash flow using the new contract interest rate. First, the future cash flow of the current loan portfolio is estimated using contractual rates, and then the new loans distributed at the risk- free interest rate are incorporated into the (risk-free) yield curve to calculate the loan portfolio at fair value. Regarding behavioral assumptions, it is important to emphasize that a prepayment rate is applied to the loan portfolio, thus providing a more realistic future cash flow: • Deposits and liabilities with banks: The fair value of deposits was calculated by discounting the difference between cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value. • Debt instruments issued and other financial obligations: The fair value of long-term loans was estimated using discounted cash flows at the market interest rate with similar terms and maturities. The valuation techniques used to estimate each level are defined in Note 2. There were no transfers between Levels 1 and 2 as of June 30, 2026, and December 31, 2025. The following table presents the Bank's activity for assets and liabilities measured at fair value on a recurring basis using significant unobserved inputs (Level 3) as of June 30, 2026, and December 31, 2025: Assets Liabilities   Ch$mn Ch$mn Balance as of January 1, 2026 299,861 - Total realized and unrealized profit (loss) Included in profits - - Included in comprehensive income (58,288) - Acquisitions, sales, issuances and liquidations (net) 213,803 - Level transfers (2,805) - As of June 30, 2026 452,571 - Total profit or loss included in profit or loss as of June 30, 2026 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2025 152,710 - Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 185

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	Assets	Liabilities
	Ch$mn	Ch$mn
Balance as of January 1, 2025	**85,517**	**3**
Total realized and unrealized profit (loss)		
Included in profit	-	-
Included in comprehensive income	(34,911)	-
Acquisitions, sales, issuances and liquidations (net)	240,980	-
Level transfers	8,275	(3)
As of December 31, 2025	**299,861**	**-**
Total profit or loss included in profit or loss as of December 31, 2025 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2024	**214,344**	**(3)**

The internal Local Risk Factor Committee, which meets quarterly, reviews the cases in which transfers between different levels are required. During 2026, the Bank did not reclassify instruments between levels.

Realized and unrealized gains (losses) included in income as of June 30, 2026, and December 31, 2025 arising from assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3), are recorded in the Interim Consolidated Statements of Income under the caption "Net income from financial operations."

The potential effect as of June 30, 2026, and December 31, 2025, on the valuation of assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3) that would result from a change in the main assumptions in the case of using other reasonably possible assumptions less or more favorable than those used, is not considered significant for the Bank.

The following tables show the financial instruments subject to offsetting according to IAS 32, for 2026 and 2025:

As of June 30, 2026	Linked financial instruments offset on the balance sheet		Remaining balance of financial instruments not linked and/or not subject to offsetting	Amount in the statement of financial position
	Amounts offset on the balance sheet	Net amount in the balance sheet		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Financial derivatives contracts and hedge accounting (*)	-	10,619,233	274,026	**10,893,259**
Repurchase and securities lending contracts	-	861,341	-	**861,341**
Loans and receivables form clients plus interbank loans	-	-	40,043,229	**40,043,229**
Total	**-**	**11,480,574**	**40,317,255**	**51,797,829**
Liabilities				
Financial derivatives contracts and hedge accounting (*)	-	10,472,447	395,211	**10,867,658**
Repurchase and securities lending contracts	-	3,232,935	-	**3,232,935**
Deposits and obligations with banks	-	-	35,769,072	**35,769,072**
Total	**-**	**13,705,382**	**36,164,283**	**49,869,665**

(*) In these items there are guarantees for Ch$ 1,590,463 million and Ch$ 1,814,154 million for asset and liability derivatives, respectively.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 186

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

As of December 31, 2025	Linked financial instruments offset on the balance sheet		Remaining balance of financial instruments not linked and/or not subject to offsetting	Amount in the statement of financial position
	Amounts offset on the balance sheet	Net amount in the balance sheet		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Financial derivatives contracts and hedge accounting (*)	-	10,907,313	233,656	**11,140,969**
Repurchase agreements and securities lending	-	427,983	-	**427,983**
Loans and receivables form clients plus interbank loans	-	-	39,591,674	**39,591,674**
Total	**-**	**11,335,296**	**39,825,330**	**51,160,626**
Liabilities				
Financial derivatives contracts and hedge accounting (*)	-	11,257,707	242,317	**11,500,024**
Repurchase and securities lending contracts	-	2,755,243	-	**2,755,243**
Deposits and obligations with banks	-	-	34,003,610	**34,003,610**
Total	**-**	**14,012,950**	**34,245,927**	**48,258,877**

(*) In these items there are guarantees for Ch$1,985,631 million, and Ch$1,433,944 million for asset and liability derivatives, respectively.

In order to reduce credit exposure in its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, which establish the terms and conditions under which these transactions operate. In generally, collateral (received/delivered) is issued when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

The financial derivative contracts are detailed according to their collateral agreement:

Financial derivatives contracts and hedge accounting	As of June 30, 2026		As of December 31, 2025	
	Assets	Liabilities	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Derivatives contracts with collateral agreement	10,619,217	10,472,447	10,873,387	11,223,116
Derivatives contracts without collateral agreement	274,042	395,211	267,582	276,908
Total financial derivatives	**10,893,259**	**10,867,658**	**11,140,969**	**11,500,024**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 187

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES

As of June 30, 2026, and December 31, 2025, the details of the maturity of financial assets and liabilities according to their remaining terms are as follows:

As of June 30, 2026	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets								
Cash and bank deposits	1,895,212	-	-	-	-	-	-	**1,895,212**
Cash in collection process	2,236,352	-	-	-	-	-	-	**2,236,352**
Financial assets held for trading at fair value through profit or loss								
Financial derivative contracts and hedge accounting	-	618,949	553,458	1,645,107	2,330,076	2,310,202	3,435,467	**10,893,259**
Debt financial instruments	-	-	-	282,191	89,881	56,806	82,343	**511,221**
Financial assets at fair value through other comprehensive income								
Debt instruments	-	1,082,397	398,273	357,926	1,888,582	512,168	383,601	**4,622,947**
Loans and account receivable from customers	18,100	-	-	18,447	4,130	218	414,394	**455,289**
Financial assets at amortized cost								
Rights under repurchase agreements	-	861,567	-	-	-	-	-	**861,567**
Debt financial instruments (1)	-	-	-	687,989	4,600,484	202,387	186,630	**5,677,490**
Interbank loans (2)	-	41,130	-	6,435	-	-	-	47,565
Loans and account receivable from customers (3)	441,899	1,658,789	2,049,075	3,968,679	5,038,908	5,550,061	22,671,652	41,379,063
Guarantee deposits (margin accounts)	1,595,160	-	-	-	-	-	-	1,595,160
Total financial assets	6,186,723	4,262,832	3,000,806	6,966,774	13,952,061	8,631,842	27,174,087	70,175,125

As of June 30, 2026	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities								
Cash items in process of being cleared	2,112,753	-	-	-	-	-	-	**2,112,753**
Financial liabilities held for trading at fair value through profit or loss								
Financial derivative contracts and hedge accounting	-	593,633	672,092	1,651,226	2,298,906	2,063,875	3,587,926	**10,867,658**
Financial liabilities at amortized cost								
Deposits and other demand liabilities	13,943,771	-	-	-	-	-	-	**13,943,771**
Time deposits and other term equivalents	303,078	8,490,251	4,262,070	4,348,184	1,008,901	333	34,203	**18,447,020**
Obligations under repurchase agreements	-	2,014,765	985,799	232,371	-	-	-	**3,232,935**
Interbank borrowing	56,487	198,573	204,123	1,756,767	621,683	500,914	39,734	**3,378,281**
Issued debt instruments	-	100,054	206,684	1,315,548	1,525,574	1,715,475	2,360,147	**7,223,482**
Other financial obligations	-	214,018	-	-	-	-	-	**214,018**
Obligations for leasing contracts	-	-	-	10,977	17,402	11,093	9,294	**48,766**
Issued regulatory capital instrument	-	-	207,279	-	128,879	351,511	1,957,590	**2,645,259**
Guarantees received (margin accounts)	1,539,079	-	-	-	-	-	-	**1,539,079**
Total financial liabilities	17,955,168	11,611,294	6,538,047	9,315,073	5,601,345	4,643,201	7,988,894	63,653,022

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,179 million.

(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$68 million.

(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,383,331 million.

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 188

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued

As of December 31, 2025	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets								
Cash and deposits in banks	1,975,644	-	-	-	-	-	-	**1,975,644**
Cash items in process of collection	1,185,633	-	-	-	-	-	-	**1,185,633**
Financial assets at fair value through profit or loss								
Financial derivative contracts and hedge accounting	-	725,018	1,132,620	1,892,284	2,207,019	2,031,532	3,152,496	**11,140,969**
Debt financial instruments	-	-	41,834	-	254,684	227,280	190,830	**714,628**
Financial assets at fair value through other comprehensive income								
Debt instruments	-	180,132	39,849	390,071	1,762,028	961,933	264,353	**3,598,366**
Loans and account receivable from customers	1,784	8,062	16,124	36,604	55,639	16,972	161,064	**296,249**
Financial assets at amortized cost								
Rights under repurchase agreements	-	428,146	-	-	-	-	-	**428,146**
Debt financial instruments (1)	-	-	-	-	2,594,154	2,603,922	328,311	**5,526,387**
Interbank loans (2)	68,106	36	36	-	-	-	-	**68,178**
Loans and account receivable from customers (3)	1,447,642	2,918,149	2,969,942	5,546,646	8,715,192	4,661,794	14,605,337	**40,864,702**
Guarantee deposits (margin accounts)	2,075,671	-	-	-	-	-	-	**2,075,671**
Total financial assets	**6,754,480**	**4,259,543**	**4,200,405**	**7,865,605**	**15,588,716**	**10,503,433**	**18,702,391**	**67,874,573**

As of December 31, 2025	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities								
Cash items in process of being cleared	1,068,216	-	-	-	-	-	-	**1,068,216**
Financial liabilities at fair value through profit or loss								
Financial derivative contracts and hedge contracts	-	789,194	1,274,609	2,113,806	2,414,508	1,745,432	3,162,475	**11,500,024**
Financial liabilities at amortized cost								
Deposits and other demand liabilities	14,075,590	-	-	-	-	-	-	**14,075,590**
Time deposits and other term equivalents	-	7,731,868	3,692,751	4,601,006	435,105	322	32,731	**16,493,783**
Obligations under repurchase agreements	-	2,180,874	574,369	-	-	-	-	**2,755,243**
Interbank borrowing	28,266	289,677	275,757	1,949,788	659,092	223,890	7,767	**3,434,237**
Issued debt instruments	-	45,980	676,736	1,642,349	1,995,136	1,205,230	2,133,669	**7,699,100**
Other financial obligations	-	224,321	-	-	-	-	-	**224,321**
Obligations for leasing contracts	-	-	-	6,629	14,751	11,276	7,993	**40,649**
Issued regulatory capital instrument	-	-	-	202,169	124,099	181,378	2,070,315	**2,577,961**
Guarantees received (margin accounts)	1,541,061	-	-	-	-	-	-	**1,541,061**
Total financial liabilities	**16,713,133**	**11,261,914**	**6,494,222**	**10,515,747**	**5,642,691**	**3,367,528**	**7,414,950**	**61,410,185**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,145 million.

(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$107 million.

(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,341,099 million.

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 189

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY

The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the year ended June 30, 2026, and December 31, 2025:

	As of June 30, 2026										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	32,750,219	27,528,853	321	6,653,408	192,399	3,302	7,061	40,053	6,085	-	7,925
Non-financial assets	1,492,985	107,863	5,026	1,526,883	-	143	805	-	-	-	-
TOTAL ASSETS	**34,243,204**	**27,636,716**	**5,347**	**8,180,291**	**192,399**	**3,445**	**7,866**	**40,053**	**6,085**	**-**	**7,925**
Financial liabilities	41,135,963	6,618,698	21	12,651,724	498,085	4,580	917,679	134,020	5,245	-	99,162
Non-financial liabilities	1,421,139	86,365	25	1,601,215	7,887	21	1,446	641	1	-	1,094
TOTAL LIABILITIES	**42,557,102**	**6,705,063**	**46**	**14,252,939**	**505,972**	**4,601**	**919,125**	**134,661**	**5,246**	**-**	**100,256**

	As of December 31, 2025										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	31,237,791	27,015,499	525	5,962,066	159,095	3,702	5,600	60,055	63	-	7,329
Non-financial assets	1,620,656	100,009	2,275	1,911,219	-	272	750	-	8,050	-	-
TOTAL ASSETS	**32,858,447**	**27,115,508**	**2,800**	**7,873,285**	**159,095**	**3,974**	**6,350**	**60,055**	**8,113**	**-**	**7,329**
Financial liabilities	38,875,301	7,817,580	3,182	11,420,130	463,623	3,038	918,217	220,973	12,796	-	93,635
Non-financial liabilities	1,732,597	65,303	-	1,622,954	2,456	21	1,708	688	-	-	1,114
TOTAL LIABILITIES	**40,607,898**	**7,882,883**	**3,182**	**13,043,084**	**466,079**	**3,059**	**919,925**	**221,661**	**12,796**	**-**	**94,749**

The fair value of derivative instruments is shown in Chilean pesos and does not include their notional value.

Interim Consolidated Financial Statements

June 2026 / Banco Santander-Chile 190

NOTE 47 - RISK MANAGEMENT AND REPORTING General information For Banco Santander, risk management is the core of its business. The Bank's corporate governance continually optimizes its risk management and control system, based on the Basel Committee's principles, an integrated risk culture, a robust governance structure, and advanced tools, with the goal of ensuring responsible conduct in response to economic changes, customer demands, and legal regulations. The Board of Directors assumes ultimate responsibility in this area, including the approval of risk appetite, the regulatory framework, and the promotion of a consistent organizational culture. The Bank's risk management and control are based on the following principles, that consider both regulatory requirements and market best practices and must be applied at all times: 1. All employees are responsible for risk management and must know and understand the risks generated by their daily activities, avoiding taking risks whose impact is unknown or exceeding the limits of the Bank's risk appetite. 2. Senior management is involved, ensuring consistent risk management and control through its conduct, actions, and communications. Additionally, it will promote the risk culture, assessing its degree of implementation and ensuring that the profile remains within the levels defined in the Bank's risk appetite. 3. Independence of risk management and control functions. 4. An anticipatory and comprehensive approach to risk management and control across all businesses and types of risks. 5. Correct and complete information management that allows risks to be identified, evaluated, managed and communicated appropriately to the corresponding levels These principles, along with a series of interrelated tools and processes in its strategy, such as risk appetite, risk profile assessment, scenario analysis, and risk reporting framework, as well as annual budgeting processes, constitute a holistic control structure for the entire Bank. The Bank's risk classification enables effective risk management, control, and communication. Its corporate risk framework includes the following: • Credit risk: It is the risk of financial loss resulting from the default or deterioration of the credit quality of a client or counterparty for whom Banco Santander Chile has financed or with whom it has assumed a contractual obligation. • Market risks: These arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk: - Foreign exchange risk: which arises as a result of fluctuations in the exchange rate between currencies. - Fair value risk due to interest rate fluctuations: which arises as a result of fluctuations in market interest rates. - Price risk: which arises as a result of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all instruments traded in the market. - Inflation risk: which arises as a result of changes in inflation rates in Chile, the effect of which would apply primarily to financial instruments denominated in UF. • Liquidity risk: It is the risk of not having the necessary liquid financial resources to meet obligations when they mature, or of obtaining them only at a high cost. • Operational risk: It is the risk of loss due to inadequate or failed internal processes, employees, and systems, or due to external events. This includes legal risk and conduct risk. • Capital risk: It is the risk that the Bank has insufficient capital in quantity and/or quality to meet the minimum requirements for operating as a bank, meeting market expectations regarding its creditworthiness, and supporting the growth of its business and any strategies that may arise in accordance with its strategic plan. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 191

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Risk governance The Bank has a robust risk governance structure that pursues effective risk profile control, in accordance with the appetite defined by the Board of Directors and based on the distribution of roles among the three lines of defense and a solid committee structure. The Bank's three lines of defense model seeks to ensure effective risk management and control: First line: business lines and all other risk-generating functions constitute the first line of defense. These functions must ensure that the risks generated are aligned with the approved risk appetite and corresponding limits. Any unit that generates risk has primary responsibility for managing that risk. Second Line: the risks, compliance, and conduct functions. Their role is to independently oversee and challenge the risk management activities performed by the first line of defense. These functions ensure risk management in accordance with the appetite defined by the Board and promote a strong risk culture throughout the organization. Third Line: the Internal Audit function periodically assesses the appropriateness and effectiveness of policies, methodologies, and procedures for managing and controlling all risks. The risk, compliance, and internal audit functions enjoy an appropriate level of separation and independence and have direct access to the Board of Directors and its committees. The governance applied in the Bank must promote efficient governance structures that ensure the participation of all relevant functions. Governance must also be compatible with local-level functions and with coordinated management and supervision. The main objectives of risk governance are: → Enable effective and efficient risk decision-making. → Oversee risk control. → Ensure that risks are managed in accordance with the risk appetite defined by the Board. The governance structure must separate risk management and control, to achieve these objectives: → Governance reinforces the responsibility of the first line of defense in decision-making and ensures that all risk decisions have a formal approval process. → For the second line of defense, governance provides an overview of all risks, regardless of who manages or controls them. Risk government structure The risk governance structure meets legal and regulatory requirements, which is characterized by an efficient governance structure that ensures the participation of all relevant areas, promoting clear and effective decision-making and accountability. The responsibilities and membership of the most relevant committees within risk governance are: 1. Board of Directors: ultimately responsible for risk management and control. Its key responsibilities include approving the risk appetite and risk framework, and promoting a strong risk culture. To support the Board's management, there are five committees, which are established and amended according to the bank's needs. These committees report their activities to the Board periodically through meetings and subrogation schemes, statutes, formal minutes, and monitoring processes: the Directors and Audit Committee, the ALCO and Markets Committee, the Integral Risk Committee, the Appointments Committee, and the Compensation Committee. 2. Integral Risk Committee (IRC): is responsible for advising the Board of Directors on defining the risk appetite that business areas can assume, as well as overseeing the correct identification, measurement, and control of all risks that may affect the Bank. 3. Executive Risk Committee: responsible for risk management, in accordance with the powers delegated to it. This committee evaluates credit operations over a certain amount (operations of smaller amounts are evaluated by lower-level committees). 4. Risk Control Committee: responsible for risk control, determining whether businesses are managed in accordance with the risk appetite and providing a holistic view of all risks. This includes identifying and monitoring both current and emerging risks and their impact on the risk profile. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 192

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued 5. Global Compliance Committee: responsible for overseeing the management of the risks to which the Bank is exposed, including regulatory compliance risk, conduct risk, money laundering and terrorist financing risk, and reputational risk. 6. Analysis and Resolution Committee (CAR): responsible for defining and monitoring compliance with the policies, standards, and general and specific objectives regarding the prevention of money laundering and terrorist financing, in accordance with local laws and regulations, as well as those of the Santander Group Risk assessment and identification The Bank evaluates at least once a year all the types of risk to which it is exposed, allowing it to define the level to which it is exposed in each of them through a systematic and objective process. Also, through a formal process, it reviews the evolution of each risk by analyzing qualitative and quantitative variables. The results are presented and discussed monthly at the highest management and supervisory levels. In parallel, emerging risks are surveyed every six months, a process in which a large part of the organization participates. This process identifies the main potential risks that could jeopardize strategic planning from a holistic perspective, allowing for a prioritization of these risks based on an assessment of their impact on results/capital and the probability of occurrence. It is important to highlight that this process allows new concerns to be identified and made visible in order to contain them. Key Risk Management and Control Processes It is important to note that each of these key processes has demanding standards, which reflect international best practices. → Planning. Planning is the process by which business objectives are established. It must include the formulation of the types and levels of risk that the business is able and willing to assume to achieve those objectives. → Identification. Risk identification is an essential component for effective risk management and control. All employees are responsible for identifying the risks within their scope of work. → Assessment. Once identified, risks must be assessed. → Decision-making and execution. Decisions are necessary to manage the business risk profile within the limits approved in the planning phase and to achieve business objectives. Strategic decisions are also necessary to manage material and emerging risks. → Monitoring plan performance. Regular monitoring of business performance and comparing it with approved plans is an essential daily activity. → Measures to correct deviations from the plan and information processes If the monitoring activity reveals deviations, or probable deviations, from performance beyond the approved ranges or alert levels, mitigation measures should be considered to return performance to acceptable levels. CREDIT RISK Credit risk is the risk of financial loss resulting from the default or deterioration of the credit quality of a client or counterparty for whom the Bank has financed or with whom it has assumed a contractual obligation. It is our most significant risk, both in terms of exposure and capital consumption. Credit risk management The Bank's credit risk identification, analysis, decision-making, and control processes are based on a complete view of the credit risk cycle, including the transaction, the client, and the portfolio. Credit risk identification enables active management and effective portfolio control. We identify and classify external and internal risks in each business and adopt corrective and mitigating measures when necessary, through the following processes: 1. Planning: Planning allows us to establish business objectives and define specific action plans in line with our risk appetite statement. Commercial strategic plans are a management and control tool defined by the business and risk areas for our credit portfolios. They determine commercial strategies, risk policies, resources, and infrastructure, ensuring a holistic view of the portfolios. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 193

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued 2. Risk Assessment and Credit Rating Process: Credit approval criteria are generally based on a borrower's ability to meet his or her financial obligations. To determine this ability, we analyze the borrower's net cash flow or business income. Our credit quality assessment models are based on rating engines, which vary for each of our segments, which we monitor and compare to adjust the decisions and ratings we assign. 3. Scenario analysis: This allows for determining potential risks in credit portfolios, providing a better understanding of their behavior under different macroeconomic conditions, as well as anticipating and implementing management strategies to avoid future deviations from established plans and objectives. 4. Monitoring: Holistic monitoring of all clients facilitates monitoring of credit quality and early detection of impacts on risk evolution. Regular monitoring of business performance and its comparison with pre-established plans are essential in credit risk management. Our monitoring function uses a system that helps establish monitoring levels, policies, and specific actions for each client. 5. Credit risk mitigation techniques: Credit approval criteria are based on determining the borrowers' ability to pay to meet their financial obligations, without relying on guarantors or pledged assets as collateral. These are always considered a second source of recovery in the event of the failure of the first, and are defined as a reinforcing measure added to a credit transaction in order to mitigate the loss in the event of default. 6. Recovery management: Recovery management defines a strategy based on the economic environment, business model, and other specificities of local recovery. Effective and efficient recovery management requires segmenting our clients based on their characteristics and using new digital channels that support sustainable value creation. The Board of Directors has delegated responsibility for credit risk management to the IRC and the Bank's risk departments, whose roles are summarized below: • Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit evaluation, risk rating, and reporting, documentation, and legal procedures in compliance with the Bank's regulatory, legal, and internal requirements. • Establishing the authorization structure for the approval and renewal of credit applications. The Bank structures credit risk levels by placing limits on the concentration of that risk in terms of individual debtors, debtor groups, industry segments, and countries. • Authorizations are assigned to the respective business unit officers (commercial, consumer, SME) for ongoing monitoring by Management. These limits are also reviewed periodically. Branch-level risk assessment teams regularly interact with clients; however, for large transactions, the parent company's risk teams, including the CIR, work directly with clients to assess credit risks and prepare credit applications. • Limit exposure concentrations to clients and counterparties, by geographic area, industry (for receivables or loans), and by issuer, credit rating, and liquidity (for investments). • Develop and maintain the Bank's risk classification, classifying risks according to the degree of exposure to financial loss faced by the respective financial instruments and focusing risk management specifically on the associated risks. • Review and assess credit risk. The risk divisions are largely independent of the Bank's commercial division and assess all credit risks in excess of designated limits prior to approving loans to clients or prior to the acquisition of specific investments. Credit renewals and reviews are subject to similar processes. Risk assessment teams interact regularly with our clients. For larger transactions, risk teams work directly with clients to assess credit risks and prepare credit applications. Credit approval committees, which include risk and commercial staff, must ensure that each applicant meets the appropriate qualitative and quantitative parameters. The powers of each committee are defined by the Bank's Board of Directors. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 194

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued When preparing a credit application for a corporate client whose loans are approved on an individual basis, the Bank verifies several parameters such as debt service capacity (usually including projected cash flows), the client's financial history, and/or projections for the economic sector in which it operates. The risk division is closely involved in this process and prepares the client's credit application. All applications contain an analysis of the client's strengths and weaknesses, a rating, and a recommendation. Credit limits are not determined based on the client's outstanding balances, but rather on the direct and indirect credit risk of the financial group. For example, a corporation would be assessed along with its subsidiaries and affiliates. Consumer loans are evaluated and approved by their respective risk divisions (individuals, SMEs). The evaluation process is based on an evaluation system known as Garra (Banco Santander-Chile), an in-house automated process based on a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors. The loan application process is based on the collection of information to determine the client's financial situation and repayment capacity. The parameters used to evaluate the applicant's credit risk include several variables such as income level, length of current employment, debt indebtedness, and credit agency reports. In the case of investments in debt instruments, the Bank assesses the probability of default of the issuers or counterparties using internal and external assessments, such as those by risk assessors independent of the Bank. Furthermore, the Bank adheres to a strict and conservative policy that ensures that the issuers of its investments and counterparties in derivative transactions are of the highest reputation. Additionally, the Bank operates with several instruments that involve exposure to credit risk, which are not reflected in the Interim Consolidated Statements of Financial Position, such as, for example: guarantees and warranties, documentary letters of credit, guarantee notes and commitments to grant credits.. Guarantees and warranties represent an irrevocable payment obligation. If a guaranteed client fails to meet their obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments. Therefore, these transactions represent the same credit risk exposure as a regular loan. Documentary letters of credit are commitments documented by the Bank on behalf of the client. These commitments are secured by the traded goods they relate to and have a lower risk than direct borrowing. Guarantee bonds are contingent commitments that become effective only if the client fails to perform the work agreed upon with a third party, guaranteed by them. When it comes to credit commitments, the Bank is potentially exposed to losses equal to the total undrawn commitment. However, the probable loss is less than the total undrawn commitment. The Bank monitors the maturity period of credit lines because long- term commitments generally carry a higher credit risk than short-term commitments. Additional provisions Under FMC regulations, banks are allowed to establish provisions above the limits described above, in order to protect themselves from the risk of unpredictable economic fluctuations that could affect the macroeconomic environment or the situation of a specific economic sector. These provisions, in accordance with Chapter B-1, Section 9 of the FMC's CASB, will be reported as liabilities. The Bank's Board of Directors approved the constitution of additional voluntary provisions, which amount to Ch$156,098 million and Ch$179,098 million as of June 30, 2026, and December 31, 2025, respectively. Maximum exposure to credit risk For financial assets recognized in the Interim Consolidated Statements of Financial Position, the credit risk exposure is equal to their carrying amount. For financial guarantees granted, the maximum credit risk exposure is the maximum amount the Bank would have to pay if the guarantee were enforced. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 195

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The following is the distribution by financial asset of the Bank's maximum exposure to credit risk as of June 30, 2026, and December 31, 2025 without deducting collateral or credit enhancements received:

		As of June 30, 2026	As of December 31, 2025
		Amount of exposure	Amount of exposure
	Note	Ch$mn	Ch$mn
Deposits in banks	7	1,895,212	1,975,644
Cash in collection process	7	2,236,352	1,185,633
Financial assets held for trading at fair value through profit or loss	**8**		
Financial derivatives contracts		10,588,911	10,879,777
Debt instruments		511,221	714,628
Financial assets at fair value through other comprehensive income	**11**		
Debt instruments		4,622,947	3,598,366
Loans and receivables from clients		449,754	291,586
Financial derivative contracts for hedge accounting	12	304,348	261,192
Financial assets at amortized cost	**13**		
Rights under repurchase agreements		861,341	427,983
Debt instruments		5,676,311	5,525,242
Interbank loans		47,497	68,071
Loans and receivables from clients		39,995,732	39,523,603
Unrecognized loan/credit commitments:			
Letters of credit for goods movement transactions		320,336	249,140
Transactions related to contingent events		2,142,433	1,871,802
Immediately repayable unrestricted credit lines		10,793,346	10,584,496
Guarantees and sureties		466,716	556,196
Contingent loans linked to student loans (CAE)		201	235
Other credit commitments		242,890	246,564
Total		**81,155,548**	**77,960,158**

According to the CASB, provisions for interbank loan,s and Loans and receivables from customers, and contingent operations are determined according to the criteria defined in chapters B-1 to B-3 of the CASB. Meanwhile, Loans and receivables from customers and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost, their impairment is measured in accordance with Chapter 5.5 of IFRS 9. Impairment requirements do not apply to debt instruments measured at fair value through profit or loss. In the case of derivatives, the adjustment that reflects the counterparty credit risk (CVA) is included in their fair value. CVA is calculated considering the potential exposure to each counterparty in future periods.

The methodology established for determining provisions for loans (Interbank and Loans and receivables from customers) and contingent loans is set out in Note 2 of accounting principles, letter q). The methodology used to calculate provisions for Loans and accounts receivable from customers and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost, is described in Note 2, letter r). Information related to the concentration of credit risk is provided in Note 13, letters k, m and n.

For derivative instruments, as of June 30, 2026, the Bank's foreign exposure, including counterparty risk in the derivatives portfolio, was US$1.23 million or 2% of total foreign exposure to countries with a rating above category 1, as shown in the table below. In the table below, as of June 30, 2026, exposure to derivative instruments is calculated using the credit equivalent risk, which is equal to the net replacement cost plus the maximum potential exposure, taking into account cash collateral that mitigates the exposure. Additionally, further details are provided below regarding our exposure to those countries with a rating above 1.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 196

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

As of June 30, 2026 , the exposure, considering the fair value of derivative instruments, amounted to:

Domestic Loans	Ranking	Derivative instruments (Market-adjusted) US$ Million	Deposits US$ Million	Loans US$ Million	Financial Investments US$ Million	Total exposure US$ Million
Hong Kong	2	-	11	4	-	**15**
México	3	1	-	-	-	**1**
China	2	-	35	-	-	**35**
Italia	2	-	1	-	-	**1**
Brazil	4	-	-	8	-	**8**
India	3	-	-	4	-	**4**
Total		**1**	**47**	**16**	**-**	**64**

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market-adjusted)	Deposits	Loans	Financial investments	Total exposure
			en MMUS$				
Banco Santander S.A.	España	1	219	21	-	-	**240**

(*) We include our exposure to Santander Hong Kong, BSCH Spain, and Santander NY as exposure to Spain.

Recognition and measurement of credit risk provisions

The Bank segments loans and contingent loans by borrower type and loan type, to a level appropriate for the application of the models.

The provisions required to cover loans, debt instruments, and contingent loan exposure are calculated and recorded monthly, based on the valuation models used and the type of transaction.

Provisions related to loans and receivables from customers/debt instruments measured at amortized cost and loans and receivables from customers at fair value through other comprehensive income are accounted as valuation accounts into respective items, and reporting net in the Consolidated Statement of Financial Position. Additional provisions and contingent loans provisions are reported as liabilities, in accordance with the FMC's directions.

Provisions for financial assets at fair value through other comprehensive income are presented in Note No. 11, provisions for financial assets at amortized cost are presented in Note No. 13, and special provisions for credit risk (contingent loans, country risk, additional provisions) are presented in Note No. 26.

Below is a summary of the financial assets and contingent loan exposure, subject to credit risk, and their respective provisions according to CASB standards (B1 to B3) as of June 30, 2026, and December 31, 2025:

As of June 30, 2026 (**) Ch$mn	Financial assets before provisions					Established provisions					
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Deductible FOGAPE Covid-19 guarantees
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	47,565	-	-	-	-	68	-	-	-	-	-
Commercial loans	9,794,677	5,103,303	1,348,586	784,580	585,824	123,803	80,409	62,999	284,374	210,948	947
Mortgage loans	-	16,533,305	-	-	1,162,806	-	35,230	-	-	152,935	-
Consumer loans	-	5,749,209	-	-	316,773	-	246,741	-	-	184,945	-
Contingent loan exposure	1,979,166	907,433	104,491	6,837	22,108	21,437	27,410	4,496	3,137	12,447	-

** For further details see Note 13 letter c, d and e.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 197

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

As of December 31, 2025 (**) Ch$mn	Financial assets before provisions					Established provisions					Deductible FOGAPE Covid-19 guarantees
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Normal Portfolio		Substandard Portfolio	Impaired Portfolio		
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	68,178	-	-	-	-	107	-	-	-	-	-
Commercial loans	9,766,344	4,985,078	1,372,848	699,289	540,276	124,192	76,229	68,212	246,174	199,632	2,196
Mortgage loans	-	16,343,142	-	-	1,100,421	-	35,562	-	-	149,476	-
Consumer loans	-	5,730,098	-	-	327,206	-	254,353	-	-	185,073	-
Contingent loan exposure	1,916,819	888,729	111,462	8,151	16,184	18,531	26,930	4,279	3,574	9,069	-

** For further details see Note 13 letter c, d and e.

Below is a summary of the allowances associated with financial assets for which the allowance is determined in accordance with IFRS 9:

	As of June 30, 2026	As of December 31, 2025
	Ch$mn	Ch$mn
Debt instruments at amortized cost	1,179	1,145
Repurchase agreements and securities lending	226	163
Debt instruments at fair value with changes in other comprehensive income	831	636
Loans and receivables at fair value with changes in other comprehensive income	4,939	4,487
Total	**7,175**	**6,431**

As of June 30, 2026 and December 31, 2025, the debt instrument portfolios include mainly instruments from the Chilean Central Bank and the General Treasury of the Republic, whose risk has been classified as low (without a significant increase in credit risk). A description of the IFRS 9 model applied to determine these provisions is found in Note 2, letter r). As of June 30, 2026 and December 31, 2025, the loans and receivables measured at fair value through other comprehensive income are high credit quality assets with assessed individually.

Defaulted loans

The defaulted loan portfolio includes debtors and their loans whose recovery is considered remote, as they show a deteriorated or non-existent payment capacity, have been subject to forced restructuring or are overdue by 90 days or more in the payment of interest or principal, and are classified as non-performing (C1 to C6).

	As of June 30, 2026		As of December 31, 2025	
	Financial assets	Provisions	Financial assets	Provisions
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	-	-	-	-
Commercial loans	1,370,404	495,322	1,239,565	445,806
Mortgage loans	1,162,806	152,935	1,100,421	149,476
Consumer loans	316,773	184,945	327,206	185,073
Contingent loan exposure	28,945	15,584	24,335	12,643
Total	**2,878,928**	**848,786**	**2,691,527**	**792,998**

Under the IFRS 9 model, the Bank presumes default when an asset is overdue for 90 days or more. As of the date of these financial statements, debt instruments and loans and receivables from customers measured at fair value through other comprehensive income are not in default .

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 198

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Individual / Group assessment Group assessments are suitable for addressing a large number of transactions with low individual amounts, involving individuals or small businesses. The Bank groups borrowers with similar credit risk characteristics, assigning each group a specific probability of default and a recovery percentage based on a substantiated historical analysis. For this purposes, the Bank implemented the standard model for housing and commercial loans, and an internal model for consumer loans. IFRS 9 establishes the recognition of lifetime expected credit losses when significant increases in credit risk are observed since initial recognition. In that context, a collective assessment may be required, as the increase in credit risk may become more evident before the financial assets becomes nonperforming, depending on the nature and information available for the financial assets. This is always based on the assumption that the information is available without cost or effort. Impaired loans The impaired loan portfolio includes defaulted loans (C1 to C6), plus loans B3 and B4, in the case of individual assessments. As of June 30, 2026 and December 31, 2025, the impaired loan portfolio amounts to Ch$3,120,504 million and Ch$2,789,706 million, respectively. IFRS 9 defines an asset as credit-impaired when one or more events have occurred that have a negative impact on estimated future cash flows, evidenced by the issuer's financial difficulties, default, bankruptcy or financial reorganization, disappearance from an active market, among others. Debt instruments and loans and receivables from customers measured at fair value through other comprehensive income are not credit impaired. Write-offs Write-offs must be made when contractual rights to cash flows expire. A write-off constitutes a derecognition event from balance sheet and include the unpaid portion in the case of installment loans (no partial write-off). Additional circumstances could lead the write-off of a loan: when the Bank concludes that it will not obtain any cash flows, or there is no enforceable title, when the collection demand actions expire, or when the deadlines defined by the FMC are reached (see Note 2, letter q). As of June 30, 2026 and December 31, 2025, the written-off loans amounted to Ch$350,942 million and Ch$383,555 million, respectively. IFRS 9 establishes that a write-off occurs when there is no reasonable expectation of recovering the contractual cash flows in whole or in part. A write-off constitutes a derecognition. Debt instruments and loans and receivables from customers measured at fair value through other comprehensive income do not include any written-off instruments/transactions. Reconciliation of loans The reconciliation between the opening and closing balances of provisions for financial assets measured at amortized cost and for contingent loans are presented in Note 13 letters f, g, h, i and j. The reconciliation between the opening and closing balances of provisions for financial assets measured at fair value with changes in other comprehensive income is presented in Note No. 11. The reconciliation of Interbank loans, commercial loans, mortgage loans, consumer loans, and exposure to contingent loans as of June 30, 2026, and December 31, 2025 is presented below: Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 199

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2026	**68,178**	-	-	-	-	**68,178**
Change in measurement without portfolio reclassifying during the period	-	-	-	-	-	-
Change due to portfolio reclassification	-	-	-	-	-	-
New loans originated	173,611	-	-	-	-	**173,611**
New loans due to translation from contingent to loans	-	-	-	-	-	-
Loan payments	(197,302)	-	-	-	-	**(197,302)**
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	3,078	-	-	-	-	**3,078**
Other changes in provisions	-	-	-	-	-	-
Balance as of June 30, 2026	**47,565**	-	-	-	-	**47,565**

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2025	**31,283**	-	-	-	-	**31,283**
Change in measurement without portfolio reclassifying during the period	1	-	-	-	-	**1**
Change due to portfolio reclassification	-	-	-	-	-	-
New loans originated	266,298	-	-	-	-	**266,298**
New loans due to translation from contingent to loans	-	-	-	-	-	-
Loan payments	(224,847)	-	-	-	-	**(224,847)**
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	(4,557)	-	-	-	-	**(4,557)**
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2025	**68,178**	-	-	-	-	**68,178**

Commercial loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2026	**9,766,344**	**4,985,078**	**1,372,848**	**699,289**	**540,276**	**17,363,835**
Change in measurement without portfolio reclassifying during the period	201,187	183,954	13,191	101,264	112,293	**611,889**
Change due to portfolio reclassification	(196,497)	(128,867)	66,033	130,464	128,867	-
New loans originated	8,963,966	1,153,088	-	-	-	**10,117,054**
New loans due to translation from contingent to loans	15,475	25,469	-	-	-	**40,944**
Sale or transfer of loans	(53,607)	-	-		-	**(53,607)**
Purchase or acquisition of assets	-	-	-	-	-	-
Loan payments	(8,963,337)	(1,117,612)	(91,062)	(104,160)	(145,194)	**(10,421,365)**
Provision application for charge-offs	-	-	-	(51,204)	(50,630)	**(101,834)**
Exchange rate difference	61,146	2,193	(12,424)	8,927	212	**60,054**
Other changes in provisions	-	-	-	-	-	-
Balance as of June 30, 2026	**9,794,677**	**5,103,303**	**1,348,586**	**784,580**	**585,824**	**17,616,970**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 200

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Commercial loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2025	**10,500,733**	**4,826,859**	**1,196,668**	**785,008**	**511,886**	**17,821,154**
Change in measurement without portfolio reclassifying during the period	347,259	326,454	22,283	336,025	407,896	**1,439,917**
Change due to portfolio reclassification	(420,949)	(185,381)	336,272	69,467	200,591	**-**
New loans originated	20,618,505	2,472,854	-	-	-	**23,091,359**
New loans due to translation from contingent to loans	174,961	71,334	-	-	-	**246,295**
Sale or transfer of loans	(30,812)	-	-	-	-	**(30,812)**
Purchase or acquisition of assets	-	-	-	-	-	**-**
Loan payments	(21,135,178)	(2,518,703)	(167,528)	(305,910)	(444,095)	**(24,571,414)**
Provision application for charge-offs	-	-	-	(164,815)	(135,118)	**(299,933)**
Exchange rate difference	(288,175)	(8,339)	(14,847)	(20,486)	(884)	**(332,731)**
Other changes in provisions	-	-	-	-	-	**-**
Balance as of December 31, 2025	**9,766,344**	**4,985,078**	**1,372,848**	**699,289**	**540,276**	**17,363,835**

Residential mortgage loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2026	**-**	**16,343,142**	**-**	**1,100,421**	**17,443,563**
Change in measurement without portfolio reclassifying during the period	-	234,564	-	141,376	**375,940**
Change due to portfolio reclassification	-	(99,132)	-	99,132	**-**
New loans originated	-	564,805	-	-	**564,805**
Sale or transfer of loans	-	(849)	-	-	**(849)**
Loan payments	-	(509,225)	-	(138,969)	**(648,194)**
Provision application for charge-offs	-	-	-	(39,154)	**(39,154)**
Exchange rate difference	-	-	-	-	**-**
Other changes in provisions	-	-	-	-	**-**
Balance as of June 30, 2026	**-**	**16,533,305**	**-**	**1,162,806**	**17,696,111**

Residential mortgage loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2025	**-**	**16,617,011**	**-**	**942,758**	**17,559,769**
Change in measurement without portfolio reclassifying during the period	-	345,437	-	454,902	**800,339**
Change due to portfolio reclassification	-	(217,266)	-	217,266	**-**
New loans originated	-	1,382,078	-	-	**1,382,078**
Sale or transfer of loans	-	-	-	-	**-**
Purchase or acquisition of assets	-	-	-	-	**-**
Loan payments	-	(1,784,118)	-	(452,381)	**(2,236,499)**
Provision application for charge-offs	-	-	-	(62,124)	**(62,124)**
Exchange rate difference	-	-	-	-	**-**
Other changes in provisions	-	-	-	-	**-**
Balance as of December 31, 2025	**-**	**16,343,142**	**-**	**1,100,421**	**17,443,563**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 201

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Consumer loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2026	-	**5,730,098**	-	**327,206**	**6,057,304**
Change in measurement without portfolio reclassifying during the period	-	1,752,798	-	451,064	**2,203,862**
Change due to portfolio reclassification	-	(191,867)	-	191,867	-
New loans originated	-	1,363,155	-	-	**1,363,155**
New loans due to translation from contingent to loans	-	293,085	-	-	**293,085**
Sale or transfer of loans	-	-	-	-	-
Purchase or acquisition of assets	-	-	-	-	-
Loan payments	-	(3,198,060)	-	(443,410)	**(3,641,470)**
Provision application for charge-offs	-	-	-	(209,954)	**(209,954)**
Exchange rate difference	-	-	-	-	-
Other changes in provisions (if applicable)	-	-	-	-	-
Balance as of June 30, 2026	-	**5,749,209**	-	**316,773**	**6,065,982**

Consumer loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2025	-	**5,606,872**	-	**304,766**	**5,911,638**
Change in measurement without portfolio reclassifying during the period	-	3,272,264	-	754,340	**4,026,604**
Change due to portfolio reclassification	-	(365,972)	-	365,972	-
New loans originated	-	2,937,880	-	-	**2,937,880**
New loans due to translation from contingent to loans	-	608,497	-	-	**608,497**
Sale or transfer of loans	-	-	-	-	-
Purchase or acquisition of assets	-	-	-	-	-
Loan payments	-	(6,329,443)	-	(748,067)	**(7,077,510)**
Provision application for charge-offs	-	-	-	(349,805)	**(349,805)**
Exchange rate difference	-	-	-	-	-
Other changes in provisions (if applicable)	-	-	-	-	-
Balance as of December 31, 2025	-	**5,730,098**	-	**327,206**	**6,057,304**

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2026	**1,916,819**	**888,729**	**111,462**	**8,151**	**16,184**	**2,941,345**
Change in measurement without portfolio reclassifying during the period	126,000	(31,556)	(766)	594	(7,905)	**86,367**
Change due to portfolio reclassification	(2,167)	(17,544)	2,134	33	17,544	-
New loans originated	863,683	98,079	-	-	-	**961,762**
New loans due to translation from contingent to effective loans	(48)	(3,157)	(2)	(6)	(417)	**(3,630)**
Loan payments	(959,582)	(96,148)	(9,225)	(1,946)	(3,450)	**(1,070,351)**
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	34,461	69,030	888	11	152	**104,542**
Other changes in provisions (if applicable)	-	-	-	-	-	-
Balance as of June 30, 2026	**1,979,166**	**907,433**	**104,491**	**6,837**	**22,108**	**3,020,035**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 202

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2025	**1,767,601**	**956,494**	**102,317**	**9,480**	**14,603**	**2,850,495**
Change in measurement without portfolio reclassifying during the period	293,489	319,552	1,237	23,739	3,808	**641,825**
Change due to portfolio reclassification	(811)	9,857	167	(21,689)	12,476	**-**
New loans originated	2,210,895	214,576	-	-	-	**2,425,471**
New loans due to translation from contingent to loans	(39,392)	(10,141)	(534)	(98)	(714)	**(50,879)**
Loan payments	(2,201,190)	(287,745)	14,061	(3,245)	(13,460)	**(2,491,579)**
Provision application for charge-offs	-	-	-	-	-	**-**
Exchange rate difference	(113,773)	(313,864)	(5,786)	(36)	(529)	**(433,988)**
Other changes in provisions (if applicable)	-	-	-	-	-	**-**
Balance as of December 31, 2025	**1,916,819**	**888,729**	**111,462**	**8,151**	**16,184**	**2,941,345**

The normal portfolio encompass debtors whose payment capacity allows them to meet their obligations and commitments, and this is not expected to change. When a debtor experiences financial difficulties or a significant deterioration in its payment capacity, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the client is classified in the substandard portfolio. A client will be classified in the defaulted portfolio if the probability of credit recovery is considered remote, as it payment capacity is deteriorated or nonexistent.

The gross movements in financial assets at fair value through other comprehensive income and debt instruments at amortized cost as of June 30, 2026, and December 31, 2025, are presented below:

A. Financial assets at fair value through other comprehensive income

Debt financial instruments	Phase 1 Ch$mn
Balance as of January 1, 2026	**3,598,366**
Purchases of debt instruments	2,512,659
Sales and maturities	(1,568,921)
Changes in measurement of financial assets	80,843
Balance as of June 30, 2026	**4,622,947**

Debt financial instruments	Phase 1 Ch$mn
Balance as of January 1, 2025	**2,687,485**
Purchases of debt instruments	6,733,987
Sales and maturities	(5,891,983)
Changes in measurement of financial assets	68,877
Balance as of December 31, 2025	**3,598,366**

Commercial loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Balance as of January 1, 2026	**77,805**	**-**	**17,036**	**94,841**
New loans originated	-	-	-	**-**
Transfer to phase 1	-	-	-	**-**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-	-	-	**-**
Sales and maturities	(54,351)	-	-	**(54,351)**
Changes in measurement of financial assets	(878)	-	1,064	**186**
Balance as of June 30, 2026	**22,576**	**-**	**18,100**	**40,676**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 203

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Commercial loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Balance as of January 1, 2025	**56,146**	**-**	**-**	**56,146**
New loans originated	44,500	-	-	**44,500**
Transfer to phase 1	(17,770)	17,770	-	**-**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-	(18,211)	18,211	**-**
Sales and maturities	(653)	-	-	**(653)**
Changes in measurement of financial assets	(4,418)	441	(1,175)	**(5,152)**
Balance as of December 31, 2025	**77,805**	**-**	**17,036**	**94,841**

Residential mortgage loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Balance as of January 1, 2026	**201,408**	**-**	**-**	**201,408**
New loans originated	268,968	-	-	**268,968**
Transfer to phase 1	8,662	(8,662)	-	**-**
Transfer to phase 2	(19,084)	19,084	-	**-**
Transfer to phase 3	(63)	(221)	284	**-**
Sales and maturities	(4,961)	-	-	**(4,961)**
Changes in measurement of financial assets	(49,650)	(1,144)	(8)	**(50,802)**
Balance as of June 30, 2026	**405,280**	**9,057**	**276**	**414,613**

Residential mortgage loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Balance as of January 1, 2025	**19,921**	**-**	**-**	**19,921**
New loans originated	251,444	-	-	**251,444**
Transfer to phase 1	5,016	(5,016)	-	**-**
Transfer to phase 2	(5,141)	5,141	-	**-**
Transfer to phase 3	-	-	-	**-**
Sales and maturities	(37,630)	(918)	-	**(38,548)**
Changes in measurement of financial assets	(32,202)	793	-	**(31,409)**
Balance as of December 31, 2025	**201,408**	**-**	**-**	**201,408**

During 2025, the Bank sold 276 transactions from the residential mortgage portfolio measured at fair value through other comprehensive income, for an amount of approximately Ch$38,548 million, generating a gain of approximately Ch$1,469 million.

B. Debt instruments at amortized cost

Debt financial instruments	Phase 1 Ch$mn
Balance as of January 1, 2026	**5,526,387**
Purchases of debt instruments	—
Sales and maturities	—
Changes in measurement of financial assets	151,103
Balance as of June 30, 2026	**5,677,490**

Debt financial instruments	Phase 1 Ch$mn
Balance as of January 1, 2025	**5,177,079**
Purchases of debt instruments	133,181
Sales and maturities	-
Changes in measurement of financial assets	216,127
Balance as of December 31, 2025	**5,526,387**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 204

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Rights under repurchase and securities lending agreements	Phase 1
	Ch$mn
Balance as of January 1, 2025	**428,146**
New operations	6,463,187
Maturities	(6,029,766)
Changes in measurement of financial assets	—
Balance as of June 30, 2026	**861,567**

Rights under repurchase and securities lending agreements	Phase 1
	Ch$mn
Balance as of January 1, 2025	**153,135**
New operations	5,723,236
Maturities	(5,434,180)
Changes in measurement of financial assets	(14,045)
Balance as of December 31, 2025	**428,146**

Guarantees and credit enhancements

Maximum exposure to credit risk is, in some cases, reduced by collateral, credit enhancements, and other actions that mitigate the Bank's exposure. Based on this, guarantees are a necessary but insufficient instrument in granting loans; therefore, the Bank's risk acceptance requires verification of other variables or parameters, such the payment capacity or generation of resources to mitigate the risk incurred.

The procedures for management and valuation of guarantees are included in the internal risk management policy. These policies establish the basic principles for credit risk management, and the management over guarantees received in operations with clients. In this regard, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow credit recovery when the debtor's circumstances prevent him from meeting his obligations.

The collateral valuation procedures are consistent with market best practices, which involve the use of appraisals for real estate guarantees, market value for stock market securities, the value of investment fund shares, etc. All received guarantees must be properly instrumented and appropriately registered, as well as have the approval of the Bank's legal divisions.

The Bank also has rating tools that allow ranking the credit quality of transactions or clients. The Bank historical databases, store internally generated information, that allow to study the probability of variation. Rating tools consider client segment analyzed (commercial, consumer, SME, etc.).

The maximum exposure to credit risk by type of loans, the associated collateral and the net exposure to credit risk as of June 30, 2026, and December 31, 2025 are presented below:

	As of June 30, 2026				As of December 31, 2025			
	Maximum credit risk exposure	Collateral	Net exposure	Allowance	Maximum credit risk exposure	Collateral	Net exposure	Allowance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	47,565	47,565	-	68	68,178	39,128	**29,050**	107
Commercial loans	17,616,970	10,183,708	**7,433,262**	763,480	17,363,835	10,172,100	**7,191,735**	716,635
Residential Mortgage loans	17,696,111	17,333,307	**362,804**	188,165	17,443,563	17,167,022	**276,541**	185,038
Consumer loans	6,065,982	528,100	**5,537,882**	431,686	6,057,304	534,442	**5,522,862**	439,426
Contingent loans exposure	3,020,035	325,092	**2,694,943**	68,927	2,941,345	340,783	**2,600,562**	62,383
Total	**44,446,663**	**28,417,772**	**16,028,891**	**1,452,326**	**43,874,225**	**28,253,475**	**15,620,750**	**1,403,589**

Mortgage loans, by their nature, are secured by the property underlying the transaction, meaning that the property acquired by the customer guarantees the loan. When the Bank is required to take possession of or foreclose on a property, it is recorded as an "Asset received or awarded in lieu of payment," and the loan and its allowance are derecognized. The asset received is recorded at the lower of its carrying amount and its fair value (appraisal) less costs to sell, in accordance with IFRS 5, and is classified as held for sale. Once a loan has been derecognized, there are no further enforcement activities.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 205

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The following are the impaired and non-impaired financial assets that have associated guarantees, collateral or credit enhancements in favor of the Bank as of June 30, 2026, and December 31, 2025:   As of June 30, 2026 As of December 31, 2025 Ch$mn Ch$mn Non-impaired financial assets Properties/mortgages 26,015,725 25,754,814 Investments and others 23,503,776 14,682,932 Impaired financial assets Properties/mortgages 3,535,668 3,358,646 Investments and others 437,927 358,671 Total 53,493,096 44,155,063 Financial derivative transactions are guaranteed by collateral agreements, which are deposited or transferred by one third party on behalf of another. These can be in cash or financial instruments, and reduce the counterparty's credit risk. These guarantees are monitored periodically (usually daily). Based on this, the net balance per counterparty is determined, and based on agreed-upon parameters, it is determined whether a collateral should be deposited or collected. Credit limits for borrowers related to the Bank’s ownership or management In accordance with Article 84 No. 2 of the General Banking Law and UCBR 12-4, the total amount of credit granted to a group of related parties may not exceed 5% of the Bank’s regulatory capital. This limit increases to 25 percent if the portion exceeding 5 percent consists of loans secured by collateral. In no case may the total of such credits granted by a bank exceed the amount of its regulatory capital. These loans may not be granted under more favorable conditions in terms of maturity, interest rates, or collateral than those offered to third parties in similar transactions. A relationship with the Bank occurs when they have a direct, indirect, or third-party participation in the Bank's ownership, participate in the management, or are presumed to exist until sufficient evidence is presented to eliminate that presumption. It will be understood that all natural and legal persons who can exert significant and permanent influence on the decisions of the other form the same group of persons related to the Bank, where there is a presumption that the credits granted to one person will be used for the benefit of another or a well-founded presumption that the persons maintain a relationship and form a unit of economic interest. Companies related to a Bank include subsidiaries, support companies, and affiliates. Legal guarantees include guarantees on tangible personal or real property, real estate, or any other property that can legitimately be accepted as collateral. On June 30, 2026, and December 31, 2025, the credit limit for debtors related to the ownership or management of the Bank according to article 84 No. 2 of the GBL and Chapter 12-4 of the UCBR are as follows:   As of June 30, 2026 As of December 31, 2025   % Ch$mn % Ch$mn Overall limit to related parties 7% 509,551 7% 487,292 Regulatory capital 7,279,306 7,047,321 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 206

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued MARKET RISK Market risk arises as a result of market activity involving financial instruments whose value may be affected by fluctuations in market conditions and reflected in assets/liabilities changes and financial risk factors. The objective of market risk management is to manage and control exposure to market risk within acceptable parameters. There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation. • Interest Rate Risk: the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet. • Exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated. • Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency. The instruments, contracts, and other transactions are denominated on the balance sheet. • Price risk is generated by the volatility of rates or prices of assets or liabilities. Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional challenges to market risk management. Market risk management The measurement and control of market risks are the responsibility of Market Risk Area, which is part of the Risk Division. The appropriate committees approve the limits, with responsibility resting mainly with the ALCO. The Integral Risk Committee also reviews the principal market risks. The Financial and Capital Management areas, as part of the Financial Vice-Presidency, have the following functions, which are supervised and controlled by the ALCO and Risk Division: i. To optimize the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities. ii. Management of short- and long-term regulatory liquidity limits. iii. Inflation risk management and exposure. iv. To manage local and foreign currency rate risk. v. Capital adequacy and requirements. Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curve in Pesos and US dollars. The Bank's internal management for measuring market risk is mainly based on analyzing the management of the following three components: • Trading portfolio. • Local currency financial management portfolio. • Foreign currency financial management portfolio. The Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by the Market Risk Area. The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short-term price movements. The Financial Management's portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 207

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The roles that concern the trading portfolio comprise the following: i. applying Value-at-Risk (VaR) techniques to measure interest rate risk, ii. adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities, iii. comparing the actual VAR with the established limits, iv. establishing loss control procedures for losses above predetermined limits, and v. providing information on trading activities to the ALCO, other members of the Bank's management, and the Global Risk Department. The functions regarding financial management portfolios entail the following: i. Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations and ii. Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department. Market risk – Trading portfolio The Bank applies VaR methodologies to measure exchange rate risk and sensitivity to interest rates of the trading portfolio. The Bank has a consolidated commercial position comprised of fixed income investments and foreign currency trading. This portfolio is essentially composed of bonds from the Central Bank of Chile, mortgage bonds and low risk locally issued corporate bonds. At the end of the year, the trading portfolio did not contain investments in equity. For the Bank, the VaR estimate is carried out using a historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio using the market conditions of a predetermined historical period. From that information, the maximum loss is inferred with a certain level of confidence. The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumptions. All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the necessary confidence level, which will be equal to the value at risk in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio over a 1-day horizon at a confidence level of 99.00%. It is the maximum one-day loss that the Bank could expect to suffer on a given portfolio with the 99.00% confidence level. In other words, it is the loss that the Bank would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is not comparable from one market risk to another. Returns are calculated using a time window of 2 years or at least 520 data points obtained from the VaR calculation reference date backward in time. The Bank does not calculate three separate VaRs. Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type. The VaR program performs a historical simulation and calculates a Profit and Loss (P&L) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities). Then, the P&L of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data. Simultaneously, the VaR is calculated for each risk factor based on the individual P&L calculated for each factor. Moreover, a weighted VaR is calculated similarly, as described above, but gives a higher weighting to the most recent 30 data points. As a result, the higher of the two VaRs is reported. The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place. Limitations of the VaR model In applying this methodology for calculation, no assumptions are made about the distribution probability of changes in the risk factors; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued. The definition of a valuation function fj (xi) for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results. This valuation function shall be applied to generate simulated prices for all instruments in each scenario. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 208

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Furthermore, the VaR methodology should be interpreted considering the following limitations: • Market rate and price changes may not consist in independent and identically distributed random variables, nor may they have a normal distribution. The normal distribution assumption, in particular, may underestimate the probability of extreme market movements. • The historical data used by the Bank may not provide the best estimate of future joint distribution of changes in risk factors. Any modification of the data may be inappropriate. In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used; • A 1-day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day. It would not be possible to liquidate or hedge all positions in one day; • The VaR is calculated at the end of negotiations, but trading positions may change substantially during the trading day; • The use of a 99% confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and • The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses. As of June 30, 2026, and December 31, 2025, the Bank did not exceed the VaR limits of the trading portfolio’s, considering the three components: fixed-income, equity, and foreign currency investments. The Bank performs back-testing daily and generally finds that trading losses exceed the estimated VaR almost once every 100 trading days. At the same time, a limit was set on the maximum acceptable VaR on the trading portfolio. As of June 30, 2026, and December 31, 2025, the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR. The high, low and average levels for each component and each year were as follows: VAR As of June 30, 2026 2025 US$mn US$mn Consolidated   High 2.89 3.31 Low 0.88 1.35 Average 1.79 2.03 Fixed income investments High 2.50 1.51 Low 0.85 0.92 Average 1.67 1.21 Variable income investments High – – Low – – Average – – Foreign currency investments High 1.77 2.75 Low 0.06 0.75 Average 0.47 1.53 Market risk – Local and foreign financial management The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan portfolio. The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 209

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank conducts a scenario simulation, which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market). All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is conducted for net foreign currency positions and interest rates in US dollars. The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year. To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit using the following formula:

Bounded limit = square root of a2 + b2 + 2ab, in which:

a: limit in national currency.

b: limit in foreign currency.

Since it is assumed that the correlation is 0. 2ab = 0.

Limitations of sensitivity models

The most important assumption is using a change of 100 basis points in the yield curve (57 basis points for real rates). The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic. In addition, the Global Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations:

- The scenario simulation assumes that the volumes remain on the Bank's Interim Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items.
- This model assumes an equal change across the entire yield curve and does not consider different movements for different maturities.
- The model does not consider the sensitivity of volumes resulting from changes in interest rates.

Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained. This means the actual percentage of finance income at risk could be higher than expected.

Market Risk - Financial Management Portfolio as of June 30, 2026, and December 31, 2025:

	As of June 30, 2026		As of December 31, 2025	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio - local currency (in Ch$mn)				
Loss limit	98,072	343,819	175,196	370,271
High	14,006	128,619	9,968	186,784
Low	11,605	96,459	11,605	96,459
Average	830	117,120	703	131,800
Financial management portfolio - foreign currency (in US$ million)				
Loss limit	27.8	185.6	40.5	180.1
High	9.6	45.9	9.6	68.1
Low	—	—	—	—
Average	2.5	13.6	1.1	20.5
Financial management portfolio - consolidated (in Ch$mn)				
Loss limit	98,072	343,819	175,196	370,271
High	18,456	274,800	27,182	348,027
Low	4,600	220,720	4,600	237,954
Average	9,522	251,538	13,044	273,792

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 210

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Inflation risk The Bank's assets and liabilities are indexed according to the Unidad de Fomento (UF) variation. The Bank has, in general, more assets than liabilities in UF. Therefore, moderate rises in inflation have a positive effect on interest income from inflation adjustments, while a fall in the UF value negatively impacts the Bank's net interest margin. To manage this risk, the Assets and Liabilities Committee limits the difference between UF-denominated assets and liabilities, which may not exceed 30% of the Bank's interest-earning assets. Financial Management manages this mismatch on a day-to-day basis, and the limits are calculated and monitored by the Market Risk Division. Market Risk items and their measurement Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period. Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities, and rate changes. The Board of Directors of Banco Santander Chile presented and approved the Market Risk Exposure Policy on a Standardized Basis. The following risks will determine Market Risk Exposure: • Interest Rate Risk. • Foreign exchange Risk. • Readjustment (Inflation) Risk. • Currency Options Risk. The following illustrates the market risk exposure according to the guidelines of the FMC and the Central Bank of Chile. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 55% of total net interest income and readjustment income plus interest rate sensitive fees: As of June 30, 2026 As of December 31, 2025 Ch$mn Ch$mn Market risk of the trading book Exposure to interest rate risk 617,685 565,138 Exposure to foreign currency risk 3,897 4,484 Exposure to foreign currency options 1,055 1,896 Total exposure of the trading portfolio 622,637 571,518 10% of Risk Weighted Assets (RWA) 778,291 714,397 Subtotal 1,400,928 1,285,915 Limit = Regulatory capital 7,279,307 7,047,322 Available margin 5,878,379 5,761,407 Short-term exposure to interest rate risk 107,513 101,913 Exposure to readjustment (inflation) risk 216,262 153,766 Short-term risk of the banking book 323,775 255,679 Limit = 55% of total net interest income + fees sensitive to interest rates 1,046,825 1,008,348 Available margin 723,050 752,669 Long-term exposure to interest rate risk 787,719 728,870 Limit = 35% of regulatory capital 2,547,757 2,466,563 Available margin 1,760,038 1,737,693 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 211

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued To fulfill its functions, the Integral Risk Committee works directly with the Bank's control and risk departments whose joint objectives include: • Evaluate those risks that, due to their size, could compromise the Bank's solvency, or that potentially present significant operational or reputational risks; • Ensure that the Bank is equipped with the means, systems, structures and resources in accordance with the best practices that allow the implementation of the risk management strategy; • Ensure the integration, control and management of all the Bank's risks; • Execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics; • Develop and implement a risk management model in the Bank, so that risk exposure is adequately integrated into the different decision-making processes; • Identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities, and the foreseeable impact of different scenarios on risk positioning; and • Manage the structural risks of liquidity, interest rates and exchange rates, as well as the Bank's own funding base. To meet the aforementioned objectives, the Bank (Management and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting , collaterals, etc.); calculate the probabilities of expected loss for each portfolio and/or investments; assign loss factors to new operations (rating and scoring); measure the risk values of portfolios and/or investments based on different scenarios through historical simulations; establish limits on potential losses based on the different risks incurred; determine the possible impacts of structural risks on the Bank's Interim Consolidated Statements of Financial Position; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions. LIQUIDITY RISK This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms. Liquidity risk management The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation. The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term funding while complying with internal liquidity regulatory requirements. The Financial Management area receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, consisting mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity. The liquidity needs of the business units are covered by short-term transfers from Financial Management to cover short-term fluctuations and long-term funding to meet all structural liquidity needs. Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover unexpected demands for withdrawals of liquidity. This is reviewed periodically by the ALCO whose functions include monitoring the strategies to manage liquidity risk. Setting these limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities. The system of limits is sufficiently robust to be aware at all times of the level of exposure that each institution is incurring in, in terms of liquidity risks. Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management to diversify the funding sources and their maturity structure. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 212

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The Bank monitors its liquidity position daily, determining future inflows and outflows. Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions. The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect at all times. Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors. At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and then ratified at the highest Board level. Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups: • Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations. • Liquidity Management Tools, known as Structural Liquidity or Funding Tables, are used to determine the Bank's structural liquidity position. It also permits the Bank to actively manage its structural liquidity, since this is an essential mechanism to ensure a permanent funding of assets under optimal conditions. • Early warning indicators are linked with concentration risks and are used as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan. The Market Risk Area establishes and updates the Bank’s Liquidity Management Policy (LMP). Reviews and possible updates are conducted once a year. Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification. The Board approves the contents of the LMP. The Market Risk Area provides all the necessary tools for the statistical analysis required by local liquidity regulations. It also assesses, at least once a year, whether the models are still valid. The Board of Directors must approve the conclusions of this analysis. In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits. If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees. Liquidity risk measurement and control 1. Maturity mismatches subject to regulatory limits The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital. Under current regulations, the 30-day mismatch cannot exceed the Bank's core capital for both domestic and foreign currency by one time, and the 90-day mismatch cannot exceed it by two times. 2. Monitoring indicators and liquidity ratios subject to regulatory limits An important component of liquidity risk management is High-Quality Liquid Assets (HQLA). These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Level 1 assets being the most liquid and Level 3 the least liquid. Level 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 213

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

HQLA	As of June 30, 2026 Ch$mn	As of December 31, 2025 Ch$mn
Level 1: cash and cash equivalents	1,697,584	1,904,994
Level 1: fixed income	6,746,426	6,227,856
Level 2: fixed income	2,532	3,163
Total	**8,446,542**	**8,136,013**

3. Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR) measures liquid assets over 30-day net cash outflows. It is used by banks globally as part of the Basel III standards. Chilean banks were required, starting in 2019, to meet a minimum level of 60%, which was to gradually increase to 100% by 2022. For the 2025 fiscal year and onward, a minimum level of 100% was mandated.

The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profiles. To this end, the LCR ensures banks have an adequate pool of unencumbered High-Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short-term liquidity needs.

Liquidity coverage ratio	As of June 30, 2026 %	As of December 31, 2025 %
LCR	177	188

Banco Santander-Chile's LCR indicator was above the minimum required. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee.

4. Net Stable Funding Ratio (NSFR)

This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities.

The Central Bank of Chile and the FMC established a minimum NSFR level of 60% for 2022, gradually increasing to 100% by 2026. For 2026, the minimum required level is 100%.

Net stable funding ratio	As of June 30, 2026 %	As of December 31, 2025 %
NSFR	118	115

5. Information on liquidity position per the requirements of the Central Bank of Chile

i.Maturity mismatches

The Central Bank of Chile published on March 8, 2022, Rules on the Management and Measurement of the Liquidity Position of Banks, which modernized liquidity regulation, aligning the published regulatory requirements of the FMC to Basel III standards.

According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch.

The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander-Chile. Maturity mismatch calculations are performed separately for domestic and foreign currencies.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 214

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Maturity mismatches shall be made in the following time frames:

- First time frame: up to 7 days inclusive.
- Second time frame: between 8 days and 15 days inclusive.
- Third time frame: between 16 and 30 days inclusive.

	As of June 30, 2026					
	Individual			Consolidated		
	Up to 7 days Ch$mn	Up to 15 days Ch$mn	Up to 30 days Ch$mn	Up to 7 days Ch$mn	Up to 15 days Ch$mn	Up to 30 days Ch$mn
Cash flow to be received (assets) and income	3,954,797	1,160,152	2,521,382	3,953,203	1,160,152	2,521,382
Cash flow payable (liabilities) and expenses	3,672,026	1,815,365	2,552,424	3,650,838	1,815,365	2,552,424
Mismatch	**282,771**	**(655,213)**	**(31,042)**	**302,365**	**(655,213)**	**(31,042)**
Mismatch subject to limits			(403,484)			(383,890)
Limits:						
1 time capital			4,974,223			5,138,330
Available margin			4,570,739			4,754,440
% Used			8 %			7 %

	As of December 31, 2025					
	Individual			Consolidated		
	Up to 7 days Ch$mn	Up to 15 days Ch$mn	Up to 30 days Ch$mn	Up to 7 days Ch$mn	Up to 15 days Ch$mn	Up to 30 days Ch$mn
Cash flow to be received (assets) and income	2,933,007	1,478,146	1,323,245	2,931,749	1,478,146	1,323,245
Cash flow payable (liabilities) and expenses	2,595,355	1,585,737	1,997,139	2,577,161	1,585,737	1,997,139
Mismatch	**337,652**	**(107,591)**	**(673,894)**	**354,588**	**(107,591)**	**(673,894)**
Mismatch subject to limits			(443,833)			(426,897)
Limits:						
1 time capital			4,719,697			4,839,639
Available margin			4,275,864			4,412,742
% Used			9 %			9 %

ii. Composition of funding sources

The main sources of third-party funding are as follows:

Main sources of funding	As of June 30, 2026 Ch$mn	As of December 31, 2025 Ch$mn
Deposits and other demand liabilities	13,943,771	14,075,590
Time deposits and other term equivalents	18,447,020	16,493,783
Interbank borrowing	3,378,281	3,434,237
Debt and regulatory capital instruments issued	9,868,741	10,277,061
Total	**45,637,813**	**44,280,671**

The Chilean Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Furthermore, as the aggregate amount of demand deposits exceeds 2.5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 215

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued As of June 30, 2026, and December 31, 2025, the Central Bank required the Bank to maintain a technical reserve of Ch$0 for both periods. The volume and composition of liquid assets are presented in item 2 above. The liquidity coverage ratio is presented in item 3 above. 6. Maturity analysis of financial liabilities The remaining contractual maturities of financial liabilities are provided in Note 45. The liquidity management inherent in derivative and non-derivative financial liabilities is managed through various levers that enable this risk to be kept in line with the profile defined by the Bank while at the same time making efficient use of available liquidity. To this end, a high level of liquid assets is maintained, and the level of expected short-term income and expenditure is monitored daily, thus avoiding high concentrations of maturities. On the other hand, a very diversified funding matrix is maintained, both across product types and customer types. OPERATIONAL RISK Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events. It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and outsourced services, both and strategic and non-strategic. Operational risk is generated in all business and support areas and is inherent to all products, activities, processes and systems. For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities. Our operational risk control and management model is based on a continuous process of identifying, assessing and mitigating risk sources, whether or not they have materialized, ensuring that risk management priorities are properly established. Operational risk management The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases: • strategy and planning; • identification, assessment and monitoring of risks and internal controls; • implementation and monitoring of mitigation measures; • availability of information, adequate reporting and escalation of relevant issues. The main operational risk tools used are: • Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non-financial impact (such as the regulatory impact on customers and/or services). This information: - allows root-cause analysis; - raises awareness of risks; - enables the escalation of relevant operational risk events to the senior management of the Risk Division with maximum immediacy; - facilitates regulatory reporting; • Self-assessment of operational risks and controls. A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgment and experience of a panel of experts from each function. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 216

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The objective is to identify and assess material operational risks that could prevent business or support units from achieving their objectives. Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above tolerable. This process integrates specific operational risk reviews that allow for comprehensive and widespread identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non- compliance. • External events database. This involves quantitative and qualitative information of external operational risk events. The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self-assessment exercises and scenario analysis. • Analysis of operational risk scenarios. Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers. • A statement establishing the Bank's commitment to controlling and limiting non-financial risk events that lead to or could lead to financial losses; fraud events; operational and technological incidents; legal and regulatory breaches; conduct issues, or reputational damage. Although a certain volume of losses is expected, unexpected high-severity losses due to a failure of controls are not acceptable. • Internal audit, external audit and regulators' recommendations. They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes. • Capital model. This is a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios. The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite. • Other specific tools to further analyze and manage operational risks include assessing new products and services, managing business continuity plans, and updating the operational risk program's perimeter and quality review processes. The Bank's operational risk management and reporting system support programs and tools focusing on governance, risk and compliance. It provides information for management and reporting and helps improve decision-making in operational risk management by consolidating information, simplifying the process, and avoiding duplication. Operational continuity plan Digital transformation is revolutionizing the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers. The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards. This seeks to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability. One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or major incident. This process identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response capability. Its main objectives are: • To protect the integrity of people in a contingency situation. • To ensure that core functions are performed, and the impact on service delivery to our customers is minimized in contingency events. • To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders. • To comply with regulatory obligations and requirements. • To minimize the entity's potential financial losses and impact on the business. • To protect the brand image, credibility and trust in the entity. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 217

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued • To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency. • To contribute to stabilizing the financial system. The pandemic challenged the business continuity planning frameworks and strategies. While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system. Relevant mitigation measures The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information. Business transformation and digitalization bring new risks and threats, such as increased payment fraud and origination (credit) fraud. We improved control mechanisms and designed new products to mitigate these risks. Strong authentication processes in the customer enrollment process and the reinforcement of anti-fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud. In the case of cards, the use of chip and PIN cards in shops and ATMs, two-step authentication with one-time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti-skimming elements, as well as improvements in the logical security of these devices. In the case of Internet banking, verification of online banking transactions with a second security factor of one-time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e-banking platform to prevent attacks on the systems, among others. Cybersecurity Cybersecurity threats are expected to increase. The financial sector is expected to be one of the main targets. With the increased reliance on digital systems, cybersecurity is one of the main non-financial business risks. Therefore, our goal is to make the Bank a cyber-resilient organization that can quickly resist, detect, and respond to cyber-attacks by constantly evolving and improving its defenses. In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices. Outsourcing of services In order to be consistent with our digitization strategy, the Bank aspires to present its customers with the best solutions and products on the market. This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services. In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third-party procurement are properly assessed and managed. The Bank has identified the suppliers that could present a higher level of exposure to our operations and the services provided to our customers. Accordingly, it has reinforced the monitoring of these suppliers to ensure that: • They have an appropriate control environment, depending on the level of risk of their service. • Business continuity plans are in place to ensure service delivery in case of disruptive events. • They have controls to protect sensitive information processed during the delivery of their services. • Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our clients, while at the same time covering existing legal obligations. • There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 218

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Insurance To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against executives, among others. Exposure to net loss, gross loss and gross loss recovery due to operational risk event As of June 30, 2026 As of December 31, 2025 Ch$mn Ch$mn Gross loss and expenses for operational risk events in the period Internal fraud 424 1,115 External fraud 17,003 41,496 Labor practices and business security 3,917 4,381 Clients, products and business practices 155 572 Damage to physical assets 162 296 Business interruption and system failures 1,137 280 Execution, delivery and process management 2,351 7,125 Subtotal 25,149 55,265 Expense recoveries for operational risk events in the period Internal fraud (185) (657) External fraud (3,129) (7,025) Labor practices and business security (460) (922) Clients, products and business practices (43) (481) Damage to physical assets - (1) Business interruption and system failures (270) (6) Execution, delivery and process management (869) (5,003) Subtotal (4,956) (14,095) Net loss from operational risk events 20,193 41,170 Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 219

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS General Information The Bank provides information on the objectives, policies, and processes for managing capital and regulatory capital, respectively, in accordance with paragraphs 134–136 of IAS 1. Capital Description The Conceptual Framework establishes a concept of Financial Capital and one of Physical Capital. In this regard, the Bank applies the concept of Financial Capital, which translates into the consideration of invested money or invested purchasing power; capital is synonymous with the entity’s net assets or equity. The definition of regulatory capital was changed in December 2021, and is now defined as follows: • Paid-in capital from subscribed and paid common shares of the Bank; • Premium paid for instruments included in this component of capital; • Reserves, whether from earnings or not, from depreciation of perpetual bonds and expiry of perpetual bonds; • Items under “other accumulated comprehensive income”; • Retained earnings from prior periods, profit (loss) for the year, net of provisions for minimum dividends, revaluation of perpetual bonds, and payment of interest and/or dividends on regulatory capital financial instruments issued; • Non-controlling interest as indicated in the CASB. Objectives The Bank’s main objectives in Capital Management include: • Meeting internal capital and capital adequacy goals; • Complying with regulatory requirements; • Aligning the Bank’s strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, supervisors, etc.); • Supporting business growth and any strategic opportunities that may arise. Policies The Bank has an Asset and Liability Committee (ALCO), which is responsible for supervising, authorizing, establishing policies, and evaluating all aspects related to capital and solvency. The Board of Directors has delegated to ALCO the oversight and assessment of capital levels and returns consistent with the Bank’s strategy. The Integral Risk Committee (IRC) monitors and is responsible for the primary and secondary metric limits based on the risk appetite. Additionally, the Bank has developed the necessary policies to support the management and fulfillment of capital management strategies and objectives, including: - Capital Adequacy Policy; - Capital Planning Policy; - Policy for Managing Capital Deterioration Situations; - Capital Monitoring Policy; - Dividend Policy and Basel III Implementation. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 220

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Capital Management Processes Capital is managed in accordance with the risk environment, Chile’s economic performance, and the economic cycle. The relevant Committee may adjust our current capital policies to address changes in the aforementioned risk environment. Capital management is based on a Capital Framework aimed at ensuring that the level, structure, and composition of capital are adequate at all times, considering the Bank's risk profile and various scenarios. This framework ensures compliance with both minimum regulatory requirements and the Bank’s risk appetite and Recovery Plan, aligning with the interests of all stakeholders and supporting the growth strategy defined by the Bank. The capital model defines the functional and governance aspects related to capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement, and capital-related reporting and disclosure. This model covers the main capital management activities: 1. Setting solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies, to ensure a solid capital level consistent with the Bank's risk profile, and efficient use of capital to maximize shareholder value. 2. Developing a capital plan to meet these objectives in line with the strategic plan. 3. Assessing capital adequacy to ensure the capital plan aligns with the Bank’s risk profile and risk appetite (including stress scenarios). 4. Developing the capital budget as part of the Bank’s budgeting process. 5. Monitoring and controlling budget execution and developing action plans to correct any deviations from the budget. 6. Calculating capital metrics. 7. Preparing internal capital reports, as well as reports for supervisory authorities and the market. Compliance with Capital Management Objectives The Bank continuously evaluates its risk-return ratios through its core capital, effective equity, economic capital, and return on capital. Regarding capital adequacy, the Bank conducts its internal process based on the FMC standards in effect since December 1, 2021 (Basel III). Economic capital refers to the capital required to support all the risk arising from business activities at a given level of solvency. The monitoring and oversight of capital metrics and their limits are carried out by the ALCO, which also evaluates capital levels and risk appetite on a monthly basis, in addition to monitoring the solvency ratio “Regulatory Capital / Risk-Weighted Assets,” which, as of December 1, 2025, has been monitored on a fully loaded basis, considering capital requirements at 100% enforceability. Quantitative Data on Capital Management The Bank primarily manages its capital by increasing its effective equity through the accumulation of earnings. This approach enables it to maintain a minimum regulatory capital-to-risk-weighted-assets ratio of 16.61%, which is 3.98% percentage points above the required minimum External Requirements Minimum Required Capital According to the General Banking Law, as amended by Law 21,130, a bank must maintain a minimum of UF 800,000 (approximately Ch$32,656 million or US$35 million as of March 31, 2026) in paid-in capital and reserves, calculated in accordance with FMC regulations. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 221

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Capital regulatory framework and updates

According to the new General Banking Law (as updated by Law 21,130), the minimum capital requirements have increased both in amount and quality. The total regulatory capital remains at 8% of risk-weighted assets, but now includes credit, market, and operational risks. The minimum Tier 1 capital requirement has increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% can consist of Additional Tier 1 (AT1) capital—such as preferred shares or perpetual bonds, which may be convertible into common shares. Tier 2 capital is now set at 2% of risk-weighted assets. Chapter 21-1 of the UCBR defines the components of regulatory equity.


Pilar II
0 – 4%
Systemic buffer
1- 3.5%
Counter cyclical buffer
0 – 2.5%
Conservation buffer
2.5%
8.0%
T2
Tier II
6.0%
AT1
4.5%
Tier I
CET1

Additional capital requirements are incorporated through a capital conservation buffer of 2.5% of risk-weighted assets (UCBR 21-12). Furthermore, the Central Bank, subject to prior agreement with the FMC, may establish an additional countercyclical buffer of up to 2.5% of risk-weighted assets, in accordance with FMC regulations (UCBR 21-12). Both buffers must be composed of Common Equity Tier 1 capital. In addition, the FMC has been authorized—subject to the favorable agreement of the Board of the Central Bank of Chile to define, through regulation, new methodologies for calculating risk-weighted assets for credit risk (UCBR 21-6), market risk (UCBR 21-7), and operational risk (UCBR 21-8); the conditions for issuing hybrid AT1 instruments; the determination of capital charges for domestic systemically important banks; prudential deductions from regulatory capital; and to require additional measures, including higher capital, for banks that exhibit deficiencies in the supervisory capital assessment process (Pillar II).

Pillar II aims to ensure that banks maintain a level of capital consistent with their risk profile and to promote the development and use of sound risk monitoring and management processes. To this end, banks are responsible for developing an internal capital adequacy assessment process, and supervisors must review banks' strategies and internal assessments and intervene at an early stage if they are not satisfied with the outcome of this process. Supervisors may require additional capital above the minimum required to ensure a sufficient level to withstand risks, particularly during adverse credit cycles

According to the General Banking Law, banks must maintain a regulatory capital of at least 8% of risk-weighted assets, net of required credit losses, and a requirement for paid-in capital and reserves ("core capital") of at least 3% of total assets, also net of credit losses. Regulatory capital is defined as the aggregate of:

- The bank's paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches, or core capital;
- Perpetual bonds and preferred shares referred to in Article 55 bis of the GBL, issued by the bank and valued at the issuance price, up to one-third of its core capital;
- Subordinated bonds, valued at their issuance price, with a 20% annual reduction starting six years before maturity, up to 50% of its core capital; and
- Additional provisions for credit losses, up to 1.25% of credit risk-weighted assets.

On January 16, 2026, the FMC reported on the application of the capital requirement under Pillar II. The statement indicated that the board approved Exempt Resolution No. 862 regarding this application, which stipulates that the Bank must maintain the additional capital requirement of 0.25%, applicable at the 50 percent level it has maintained since June 30, 2025.

On March 30, 2026, the FMC reported on the annual rating of systemically important banks and established requirements. The statement indicated that the board approved Resolution No. 3,399 regarding this rating, thus maintaining, for another year, the requirement for an additional 1.5% core capital charge for the bank.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 222

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

On April 30, 2026, the FMC announced that, following the completion of two public consultation processes, it had issued regulations updating the minimum capital, guarantee, liquidity, and leverage requirements applicable to Securities Intermediaries and Commodity Exchange Brokers. The regulations introduce a risk-weighted asset methodology, in accordance with the amendments introduced by Law No. 21,521 to Laws No. 18,045 and No. 19,220. These regulations, which also repeal General Rule No. 18 (NCG No. 18), Circular No. 632, and Circular No. 695, will become effective on March 1, 2027.

At its Financial Policy Meeting (FPM) held on November 19, 2024, the Board of the Central Bank of Chile agreed to maintain the Countercyclical Capital Buffer (CCyB) at 0.5% of risk-weighted assets, which had been activated on May 24, 2023. This requirement remained unchanged as of the end of June 2026. On May 18, 2026, the BCCh decided to continue the convergence of the CCyB toward its neutral level, setting it at 1% of risk-weighted assets, effective as of May 2028.

Compliance with external requirements

Regulatory capital and core capital are calculated based on the Interim Consolidated Financial Statements prepared in accordance with the CASB issued by the FMC. As a result of the merger between two predecessor institutions with a significant market share in the Chilean financial market, our current minimum regulatory requirement consists of a minimum regulatory capital-to-risk-weighted assets ratio of 12.63%, As of the reporting date, the Bank maintains a regulatory capital-to-risk-weighted assets ratio of del 16.61%.

Period-to-period changes

Schedule of changes to minimum capital requirements:

	June 30, 2026	December 31, 2025
	%	%
Requirements		
Pillar II charge	0.13%	0.13%
Systemic Charge	1.50%	1.50%
Counter-cyclical Capital buffer	0.50%	0.50%
Capital Conservation	2.50%	2.50%
Tier T2	2.00%	2.00%
AT1	1.50%	1.50%
CET1	4.50%	4.50%
Total	**12.63%**	**12.63%**

As of December 1, 2025, the regulatory adjustments and exclusions set forth in UCBR 21-1 increased from a 65% to a 100% deduction, in accordance with the transitional provisions, thereby completing the phased implementation process of Basel III.

Other Announcements and Statements

Pillar III promotes market discipline and financial transparency through the disclosure of meaningful and timely information. This enables users to better understand the risk profile and capital structure of local banking institutions, thereby reducing information asymmetries.

On July 8, 2025, the FMC published Circular No. 2,365 - Adjustments to Chapter 21-13 of the UCBR for the determination of additional regulatory capital requirements for banking entities, as a result of the supervisory process known as Pillar II of Basel III. The new regulatory adjustments published introduce improvements to Chapter 21-13 of the UCBR , with the objective of facilitating the supervisory process and clarifying some aspects of the capital evaluation process. The adjustments will be incorporated partially, with an initial application starting with the reports reported in December 2025 and will finalize in the review of the ICAAP, which will be delivered in April 2027.

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 223

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Total assets, risk-weighted assets and components of regulatory capital

Item No	Total assets, risk-weighted assets and components of regulatory capital under Basel III		Comprehensive consolidated results	
			As of June 30, 2026	As of December 31, 2025
			Ch$mn	Ch$mn
1	Total assets according to the statement of financial position		70,323,331	68,094,956
2	Investment in unconsolidated subsidiaries	a	-	-
3	Assets discounted from regulatory capital, other that item 2	b	10,979,213	11,233,907
4	Credit equivalents	c	5,009,988	4,639,857
5	Contingent loans	d	2,876,215	2,804,045
6	Assets arising from the intermediation of financial instruments	e	58,371	83,086
7	**= (1-2-3+4+5-6) Total assets for regulatory purposes**		**67,171,950**	**64,221,865**
8.a	Credit risk-weighted assets, estimated according to standardized methodology (CRWAs)	f	30,872,114	29,551,588
8.b	Credit risk-weighted assets, estimated according to internal methodologies (CRWAs)	f	-	-
9	Market risk-weighted assets (MRWAs)	g	7,782,970	7,143,966
10	Operational risk-weighted assets (ORWAs)	h	5,157,236	5,019,913
11.a	**=(8.a/8.b+9+10) Risk Weighted Assets (RWAs)**		**43,812,320**	**41,715,467**
11.b	**= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWAS)**		**43,812,320**	**41,715,467**
12	Shareholders' equity		4,974,213	4,719,697
13	Non-controlling interest	i	164,106	119,942
14	Goodwill	j	-	-
15	Excess of minority investments	k	-	-
16	**= (12+13-14-15) Common equity tier 1 (CET1) equivalent**		**5,138,319**	**4,839,639**
17	Additional deductions to Common Equity Tier 1, other than item 2	l	269,438	237,716
18	**= (16-17-2) Common Equity Tier 1 (CET1)**		**4,868,881**	**4,601,923**
19	Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1)	m	-	-
20	Subordinated bonds imputed as Additional Tier 1 capital (AT1)	m	-	-
21	Preferred shares imputed to Additional Tier 1 capital (AT1)		-	-
22	Perpetual Bonds imputed to Additional Tier 1 capital (AT1)		644,353	629,468
23	Discounts applied to AT1	l	-	-
24	**= (19+20+21+22-23) Additional Tier 1 capital (AT1)**		**644,353**	**629,468**
25	**= (18+24) Tier 1 capital**		**5,513,234**	**5,231,391**
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	n	156,098	179,098
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	1,609,974	1,636,832
28	**= (26+27) Equivalent Tier 2 capital (T2)**		**1,766,072**	**1,815,930**
29	Discounts applied to T2	l	-	-
30	**= (28-29) Tier 2 capital (T2)**		**1,766,072**	**1,815,930**
31	**= (25+30) Regulatory capital**		**7,279,306**	**7,047,321**
32	Additional core capital required to build up the conservation buffer	p	1,095,308	1,042,887
33	Additional core capital required for the constitution of the cyclical buffer	q	219,062	208,577
34	Additional core capital required for systemically rated banks	r	657,185	625,732
35	Additional capital required for the assessment of the adequacy of regulatory capital (Pillar II)	s	54,765	52,144

Interim Consolidated Financial Statements
June 2026 / Banco Santander-Chile 224

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued a. Refers to the value of investments in subsidiaries that are not consolidated. This applies only under local consolidation when the bank has foreign subsidiaries, with their value fully deducted from assets and CET1. b. Refers to the value of asset items that are deducted from regulatory capital, in accordance with section (a) of Title No. 3 of Chapter 21-30 of the UCBR. c. Refers to credit equivalents of derivative instruments, as per section (b) of Title No. 3 of Chapter 21-30 of the UCBR. d. Refers to contingent exposures, as established in section (c) of Title No. 3 of Chapter 21-30 of the UCBR. e. Refers to assets related to the intermediation of financial instruments on the bank’s own behalf for third parties, which are within the bank’s consolidation perimeter, as outlined in section (d) of Title No. 3 of Chapter 21-30 of the UCBR. f. Refers to credit risk-weighted assets, estimated according to Chapter 21-6 of the UCBR. If the bank is not authorized to use internal methodologies, it must report field 8.b as zero and include 8.a in field 11.a. If it is authorized, 8.b should be added to 11.a. g. Refers to market risk-weighted assets, as estimated under Chapter 21-7 of the UCBR. h. Refers to operational risk-weighted assets, estimated under Chapter 21-8 of the UCBR. i. Refers to non-controlling interest, based on the level of consolidation, up to 20% of shareholders’ equity. j. Refers to assets classified as goodwill. k. Refers to asset balances from investments in non-core business entities not included in consolidation, in excess of 5% of owners’ equity. l.For CET1 and T2, banks must estimate the equivalent value for each capital level as well as the fully applied value according to Chapter 21-1 of the UCBR. The difference between the equivalent and fully applied value must be weighted by the discount factor in effect at the reporting date, as per the transitional provisions in Chapter 21-1 of the UCBR. For AT1, any applicable discounts are applied directly. m. Provisions and subordinated bonds assigned to Additional Tier 1 capital (AT1), as defined in Chapter 21-2 of the UCBR. n. Provisions and subordinated bonds assigned to the equivalent definition of Tier 2 capital (T2), as set out in Chapter 21-1 of the UCBR. o. In accordance with transitional provisions, starting December 1, 2022, solvency requirements are also applied at the local consolidated level. Data at this level should be reported in this column. Banks without foreign subsidiaries should not complete these fields. p. Refers to additional core capital (CET1) for the creation of the capital conservation buffer, as established in Chapter 21-12 of the UCBR. q. Refers to additional core capital (CET1) for the establishment of the countercyclical buffer, per Chapter 21-12 of the UCBR. r. Refers to additional core capital (CET1) for banks classified as systemically important, according to Chapter 21-11 of the UCBR. s. Refers to additional capital for assessing the adequacy of effective equity (Pillar II), in accordance with Chapter 21-13 of the UCBR. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 225

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, and 2025, and as of December 31, 2025

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Solvency indicators and regulatory compliance indicators according to Basel III

N° Item	Solvency indicators and Basel III compliance indicators (in % with two decimals) (*)		Consolidated results As of June 30, 2026 %	Consolidated results As of December 31, 2025 %
1	**Leverage indicator**		**7.25%**	**7.17%**
1.a	Leverage indicator to be met by the bank, considering the minimum requirements.	a	3.00%	3.00%
2	**Core capital indicator**		**11.11%**	**11.03%**
2.a	Indicator of core capital to be met by the bank, considering the minimum requirements.	a	6.08%	6.08%
2.b	Capital buffer deficit	b	–%	–%
3	**Tier 1 capital indicator**		**12.58%**	**12.54%**
3.a	Tier 1 capital indicator to be met by the bank, considering the minimum requirements.	a	7.60%	7.60%
4	**Regulatory capital indicator**		**16.61%**	**16.89%**
4.a	Regulatory capital indicator that the bank must meet, considering the minimum requirements.	a	9.63%	9.63%
4.b	Regulatory capital indicator to be met by the bank, considering the Article 35 bis charge, if applicable	b	–%	–%
4.c	Regulatory capital indicator to be met by the bank, considering minimum requirements, conservation buffer and countercyclical buffer	c	12.63%	12.63%
5	**Solvency rating**	**d**	**A**	**A**
	Compliance indicators for solvency			
6	**Voluntary (additional) provisions charged to Tier 2 capital (T2) concerning CRWAS**	**e**	**0.51%**	**0.61%**
7	**Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital.**	**f**	**33.07%**	**35.57%**
8	**Additional Tier 1 capital (AT1) in relation to core capital**	**g**	**13.23%**	**13.68%**
9	**Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 (AT1) capital concerning RWAs**	**h**	**–%**	**–%**

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 226

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued a. In the case of the leverage ratio, the minimum level is 3%, without prejudice to any additional requirements for systemically important banks that may be established pursuant to Chapter 21-30 of the UCBR. In the case of Common Equity Tier 1 capital, the Bank must maintain a minimum requirement equivalent to 4.5% of risk-weighted assets (RWA). In addition, the Bank applies the applicable systemically important bank surcharge of 1.5% and the Pillar II requirement of 0.08%. In the case of Tier 1 capital, the Bank must maintain a minimum requirement of 6%, plus the 1.5% systemically important bank surcharge and the Pillar II requirement of 0.01%. Finally, at the total regulatory capital level, the Bank must maintain a minimum requirement equivalent to 8% of RWA, plus the 1.5% systemically important bank surcharge and the Pillar II requirement of 0.13%. b. The capital buffer shortfall must be estimated in accordance with the provisions of Chapter 21-12 of the UCBR. This value determines the restriction on dividend distributions, if positive, pursuant to the provisions of the aforementioned Chapter. In the case of total regulatory capital, the capital conservation buffer of 2.5% and the countercyclical buffer of 0.5% must also be added. c. If the Bank is subject to an effective capital requirement pursuant to Article 35 bis of the General Banking Law, it must disclose such amount in this cell in accordance with the transitional provisions. d. Corresponds to the solvency classification established under Article 61 of the General Banking Law. e. Limit of 1.25%; the Bank uses standardized methodologies (field T1_8.a) in the estimation of credit risk-weighted assets (CRWA). f. Subordinated bonds recognized as Tier 2 capital may not exceed 50% of Common Equity Tier 1 capital (CET1), considering the deductions applied to these instruments pursuant to Chapter 21-1 of the UCBR. g. Additional Tier 1 capital (AT1) may not exceed one-third of Common Equity Tier 1 capital. h. Additional provisions and subordinated bonds could be temporarily recognized as AT1 capital through November 2023 for up to 1% of RWA, effective from December 1, 2021. This amount decreased annually by 0.5% in accordance with the transitional provisions of Chapter 21-2 of the UCBR. Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 227

NOTE 49 - SUBSEQUENT EVENTS Bond Issuances The bank has placed the following bonds on the local market: Series Currency Rate Issue date Amount Bono USD SOFR Santander USD SOFR+89 07-08-2026 10,000,000 Consolidated Financial Statements As of July 28, 2026, these Interim Consolidated Financial Statements were approved by the Board of Directors. There are no other subsequent events that occurred between July 1, 2026, and the issuance date of these Interim Consolidated Financial Statements (July 28, 2026) that need to be disclosed. JONATHAN COVARRUBIAS H. Chief Accounting Officer ANDRÉS TRAUTMANN BUC Chief Executive Officer Banco Santander-Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2026, and 2025, and as of December 31, 2025 Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 228

Interim Consolidated Financial Statements June 2026 / Banco Santander-Chile 229